9/28

[redacted]

08004624

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AEM SpA

*CURRENT ADDRESS

PROCESSED

SEP 02 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04911 FISCAL YEAR 12-31-07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/29/08

ARIS
12-31-07

consolidated financial statements 2007

consolidated financial statements 2007

AEM SPA

AEM SPA

0.4 Attachments to the notes to the consolidated financial statements

This is a translation of the Italian original "Bilancio consolidato 2007" and has been prepared soleley for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu

Contents

0.4 Attachments to the notes to the consolidated financial statements

This is a translation of the Italian original "Bilancio consolidato 2007" and has been prepared soleley for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu

0.1

Consolidated financial statements

Income statement (¹) (²)

Millions of euro	Notes	01 01 2007 12 31 2007	%	01 01 2006 12 31 2006 *Restated*	%
Revenues					
Revenues from the sale of goods and services	37	7,011	97.25	6,746	97.27
Other operating income	38	198	2.75	189	2.73
Total revenues		**7,209**	**100.00**	**6,935**	**100.00**
Operating costs					
Costs for raw materials finished products and services	39	5,270	73.10	5,058	72.93
Other operating costs	40	193	2.68	222	3.20
Total operating costs		**5,463**	**75.78**	**5,280**	**76.14**
Labour costs	41	**273**	**3.79**	**277**	**3.99**
Gross profit from operations	42	**1,473**	**20.43**	**1,378**	**19.87**
Amortisation, depreciation, provisions and writedowns	43	**652**	**9.04**	**668**	**9.63**
Net profit from operations	44	**821**	**11.39**	**710**	**10.24**
Financial costs					
Financial income	45	121	1.68	148	2.13
Financial charges	46	341	4.73	340	4.90
Share of results of associates deriving from valuation according to the equity method	47	1	0.01	1	0.01
Total financial costs	48	**(219)**	**(3.04)**	**(191)**	**(2.75)**
Other non-operating profits	49	**16**	**0.22**	**58**	**0.84**
Other non-operating costs	50	**(16)**	**(0.22)**	**(39)**	**(0.56)**
Profit before tax		**602**	**8.35**	**538**	**7.76**

(1) Related party transactions in the consolidated financial statements are analysed in Note 55, as required by CONSOB Resolution no. 15519 of July 27, 2006.
Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 56, as required by CONSOB Communication DEM/6064293 of July 28, 2006.

(2) The reasons for the restatement of the comparative figures are given in the section entitled "Other Information".

0.1

Consolidated financial statements

Balance sheet (1) (2)

Assets

Millions of euro	Notes	Consolidated financial statements at 12 31 2007	%	Consolidated financial statements at 12 31 2006 *Restated*	%
NON-CURRENT ASSETS					
Property, plant and equipment	1	6,785		7,026	
Investment property	2	5		20	
Intangible assets	3	533		574	
Goodwill	4	2,214		1,919	
Investments valued at equity	5	87		61	
Other non-current financial assets	6	670		507	
Non-current derivatives	7	25		28	
Deferred tax assets	8	269		263	
Other non-current assets	9	46		53	
Total non-current assets		**10,634**	**80.26**	**10,451**	**79.82**
CURRENT ASSETS					
Inventories	10	202		283	
Trade receivables	11	1,716		1,679	
Other current assets	12	320		233	
Current financial assets	13	7		19	
Current derivatives	14	78		43	
Current tax assets	15	30		17	
Cash and cash equivalents	16	99		253	
Total current assets		**2,452**	**18.51**	**2,527**	**19.30**
NON-CURRENT ASSETS HELD FOR SALE	17	**163**	**1.23**	**116**	**0.89**
TOTAL ASSETS		**13,249**	**100.00**	**13,094**	**100.00**

(1) Related party transactions in the consolidated financial statements are analysed in Note 55, as required by CONSOB Resolution no. 15519 of July 27, 2006 as required by CONSOB Resolution no. 15519 of July 27, 2006.
Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 56, as required by CONSOB Communication DEM/6064293 of July 28, 2006.

(2) The reasons for restating the comparative figures are given in the sections entitled "Other information" and "Consolidation policies and procedures".

Equity and liabilities

Millions of euro	Notes	Consolidated financial statements at 12 31 2007	%	Consolidated financial statements at 12 31 2006 *Restated*	%
EQUITY					
Share capital	18	936		936	
(Treasury shares)	19	(64)		(25)	
Reserves	20	1,096		767	
Net profit for the year	21	292		295	
Equity pertaining to the Group		**2,260**	**17.06**	**1,973**	**15.07**
Minority interests	22	2,579		1,999	
Total equity		**4,839**	**36.52**	**3,972**	**30.33**
LIABILITIES					
Non-current liabilities					
Financial liabilities - non-current portion	23	3,892		3,115	
Non-current derivatives	24	-		3	
Deferred tax liabilities	25	629		769	
Employee benefits	26	198		210	
Provisions for risks and charges	27	600		576	
Liabilities for refuse dumps	28	40		42	
Other non-current liabilities	29	257		225	
Total non-current liabilities		**5,616**	**42.39**	**4,940**	**37.73**
Current liabilities					
Trade payables	30	1,312		1,349	
Other current liabilities	31	453		541	
Financial liabilities - current portion	32	856		2,119	
Current derivatives	33	70		42	
Tax liabilities	34	61		62	
Total current liabilities		**2,752**	**20.77**	**4,113**	**31.41**
Total liabilities		**8,368**	**63.16**	**9,053**	**69.14**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	35	**42**	**0.32**	**69**	**0.53**
TOTAL EQUITY AND LIABILITIES		13,249	100.00	13,094	100.00

Income statement (1) (2)

Millions of euro	Notes	01 01 2007 12 31 2007	%	01 01 2006 12 31 2006 *Restated*	%
Revenues					
Revenues from the sale of goods and services	37	7,011	97.25	6,746	97.27
Other operating income	38	198	2.75	189	2.73
Total revenues		**7,209**	**100.00**	**6,935**	**100.00**
Operating costs					
Costs for raw materials finished products and services	39	5,270	73.10	5,058	72.93
Other operating costs	40	193	2.68	222	3.20
Total operating costs		**5,463**	**75.78**	**5,280**	**76.14**
Labour costs	41	273	3.79	277	3.99
Gross profit from operations	42	1,473	20.43	1,378	19.87
Amortisation, depreciation, provisions and writedowns	43	652	9.04	668	9.63
Net profit from operations	44	821	11.39	710	10.24
Financial costs					
Financial income	45	121	1.68	148	2.13
Financial charges	46	341	4.73	340	4.90
Share of results of associates deriving from valuation according to the equity method	47	1	0.01	1	0.01
Total financial costs	48	(219)	(3.04)	(191)	(2.75)
Other non-operating profits	49	16	0.22	58	0.84
Other non-operating costs	50	(16)	(0.22)	(39)	(0.56)
Profit before tax		602	8.35	538	7.76

(1) Related party transactions in the consolidated financial statements are analysed in Note 55, as required by CONSOB Resolution no. 15519 of July 27, 2006.
Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 56, as required by CONSOB Communication DEM/6064293 of July 28, 2006.

(2) The reasons for the restatement of the comparative figures are given in the section entitled "Other Information".

Millions of euro	Notes	01 01 2007 12 31 2007	%	01 01 2006 12 31 2006 *Restated*	%
Income tax expense	51	115	1.60	140	2.02
Net profit of ongoing operations net of tax		487	6.76	398	5.74
Net result from non-current assets held for sale	52	(1)	(0.01)	57	0.82
NET PROFIT		486	6.74	455	6.56
Minority interests		(194)	(2.69)	(160)	(2.31)
NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP	53	292	4.05	295	4.25
Earnings per share (in euro):					
- basic		0.1638		0.1650	
- basic, from operating activities		0.1644		0.1330	
- diluted		0.1628		0.1608	
- diluted, from operating activities		0.1634		0.1288	

Cash flows statement (note 36)

Millions of euro	Notes	12 31 2007	12 31 2006 *Restated*
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		262	**242**
Operating activities			
Net result for the year pertaining to the Group		292	295
Non-monetary flows:			
Depreciation of property, plant and equipment	43	508	475
Amortisation of intangible assets	43	77	67
Change in provisions for employee benefit provisions	26	(12)	10
Change in other risk provisions	27	24	(42)
Change in deferred tax liabilities	34	(140)	(168)
Change in liabilities for refuse dumps	28	(2)	42
Change in working capital:			
Change in trade receivables and other short-term receivables		(128)	(91)
Change in inventories of materials	10	81	(37)
Change in trade payables and other short-term payables	30-31	(73)	136
Change in receivables from related parties (non consolidated line-by-line)		(26)	31
Change in payables to related parties (not consolidated line-by-line)		6	4
Change in assets held for sale	17	(38)	(107)
Change in liabilities associated with assets held for sale	35	(1)	37
Future net cash flows from operating activities		**568**	**652**
Investing activities			
Net capital expenditure	1	(267)	(486)
Sale of investment property	2	15	4
Net capital expenditure on intangible assets and goodwill	3-4	(331)	(32)
Property, plant and equipment sold		-	503
Intangible assets sold		-	20
Increases in investments	5	(190)	(81)
Purchase/sale of treasury shares	19	(39)	(2)
Future net cash flows absorbed by investment activities		**(812)**	**(74)**
FREE CASH FLOW		**(244)**	**578**

Millions of euro	Notes	12 31 2007	12 31 2006 *Restated*
Financing activities			
Due to banks	23-32	390	(672)
Financial receivables due from third parties		11	(20)
Financial receivables from associates		-	1
Assets for financial derivatives	7-14	(11)	10
Financial receivables in assets held for sale		(18)	-
Investments held for trading		-	9
Liabilities for financial derivatives	24-33	(4)	14
Due to other providers of finance	23-32	(100)	23
Bonds	23-32	(756)	(145)
Payables in current a/c to parent entity	32	(8)	(46)
Financial payables to companies held for sale		(21)	32
Payment of liabilities for finance leases	23-32	(16)	13
Change in equity pertaining to minority interests (including result for the year)		581	208
Changes in Group shareholders' equity (other than for the Group result)		158	122
Dividends paid		(125)	(107)
Future net cash flows absorbed by financing activities		**81**	**(558)**
CHANGE IN CASH AND CASH EQUIVALENTS		**(163)**	**20**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		**99**	**262**

Statement of changes in Group shareholders' equity

Description *Millions of euro*	**Share capital** **Note 18**	**Treasury shares** **Note 19**	
Equity at 12.31.2005 Restated	**936**	**(23)**	
Allocation of 2005 net profit			
Distribution of dividends			
IAS 32 and 39 reserves			
Line-by-line consolidation of Ecodeco Group			
Other changes		(2)	
Net profit for the year pertaining to the Group and minority interests			
Equity at 12.31.2006 Restated	**936**	**(25)**	
Allocation of 2006 net profit			
Distribution of dividends			
IAS 32 and 39 reserves			
Edison warrants exercised			
Put option on Ecodeco and Fertilvita quotas			
Put option on Delmi S.p.A. shares			
Other changes		(39)	
Net profit for the year pertaining to the Group and minority interests			
Equity at 12.31.2007	**936**	**(64)**	

	Reserves Note 20	Net profit for the period/year of the Group Note 21	Total equity pertaining of the Group	Minority interests Note 22	Total equity
	510	**242**	**1,665**	**1,791**	**3,456**
	242	(242)			
	(107)		(107)	(62)	(169)
	131		131		131
				95	95
	(9)		(11)	10	(1)
		295	295	165	460
	767	**295**	**1,973**	**1,999**	**3,972**
	295	(295)			
	(125)		(125)	(85)	(210)
	160		160		160
	(34)		(34)	543	509
				(93)	(93)
	(26)		(26)	46	20
	59		20	(25)	(5)
		292	292	194	486
	1,096	**292**	**2,260**	**2,579**	**4,839**

AEM Group – Areas of activity


AEM Spa
AEM Trading Srl
AEM Energia Spa
AEM Elettricità Spa
Ecodeco Srl
AEM Service Srl
Delmi Spa
Edipower Spa
AEM Calore & Servizi Spa
AEM Gas Spa
Proaris Srl
Transalpina di Energia Srl
Plurigas Spa
Edison Spa

Areas of activity

Electricity

Gas & Heat

Networks & Organised Markets

Services

Waste & Power

Results sector by sector

In order to provide better disclosure on the business segments in which the AEM Group operates, which are represented according to the "chain" to which they belong.

Electricity

This includes the production and sale of electricity on the free market, as well as the activities involved in the wholesale trading of power.

Gas & Heat

This refers to the production and purchase of gas and those related to its subsequent sale on the market or its use in the Group's thermoelectric power stations. The sector also includes the production and sale of heat in the form of district heating and heat management services.

Networks & Regulated Markets

This includes electricity distribution, the sale of electricity to the captive market, and the gas storage and distribution activities.

Waste & Power

This includes the activities relating to the building, running and transfer to other territorial operators of integrated systems for the disposal of waste by valorising material and energy.

Services

In addition to the previous areas of business, there is also the Corporate sector, which includes the activities of strategy, governance and control of the industrial operations and the centralised services provided to the operating units.

Lastly, the Other Activities area includes the Water Distribution and Treatment activity carried on by the Edison Group through its joint venture IWH.

The following table summarises the results achieved in 2007 by the business segments identified in this way, with comparative figures for the previous year.

Millions of euro	Electricity		Gas & Heat		Networks & Regulated Markets		
	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	
Revenues from the sale of goods and services	5,038	4,706	2,650	2,758	704	738	
- of which interdivisional	*32*	*17*	*1,400*	*1,484*	*119*	*115*	
Gross profit from operations	1,034	973	252	246	174	166	
% of revenues	*20.5%*	*20.7%*	*9.5%*	*8.9%*	*24.7%*	*22.5%*	
Depreciation and amortisation, provisions and writedowns	(422)	(444)	(102)	(105)	(79)	(81)	
Net profit from operations	612	529	150	141	95	85	
% of revenues	*12.1%*	*11.2%*	*5.7%*	*5.1%*	*13.5%*	*11.5%*	
Net charges from financial management							
Non operating income/charges							
Income before taxes							
Income tax expense							
Net result							
Net result from non-current asseta held for sale							
Minority interests							
Net profit for the year pertaining to the Group							
Capital expenditure	159	253	112	86	115	92	
Total assets	7,879	8,346	2,157	1,956	2,168	2,160	
Total non-current liabilities	1,415	660	281	323	389	442	

For comments on sector performance, see the pertinent section of the Report on operations.

	Waste & Power		Services		Other Activities		Eliminations		Total AEM Group	
	01 01 07 12 31 07	01 04 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*
	149	124	125	120	15	17	(1,670)	(1,717)	7,011	6,746
	3	2	116	99			(1,670)	(1,717)		
	73	45	(59)	(58)	4	6	(5)		1,473	1,378
	49.0%	*36.3%*							*21.0%*	*20.4%*
	(34)	(22)	(26)	(27)	(2)	(2)	13	13	(652)	(668)
	39	23	(85)	(85)	2	4	8	13	821	710
	26.2%	*18.5%*							*11.7%*	*10.5%*
									(219)	(191)
										19
									602	538
									(115)	(140)
									487	398
									(1)	57
									(194)	(160)
									292	295
	12	13	22	19	7	4			427	467
	285	327	5,544	5,033	25	22	(4,809)	(4,750)	13,249	13,094
	70	95	3,253	3,269	14	8	194	143	5,616	4,940

0.2

Consolidated financial statements

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Balance sheet

pursuant to Consob Resolution no. 15519 of July 27, 2006

Assets

Millions of euro	Consolidated financial statements at 12 31 2007	of which Related Parties (note no. 55)	Consolidated financial statements at 12 31 2006 *Restated*	of which Related Parties (note no. 55)
NON-CURRENT ASSETS				
Property, plant and equipment	6,765		7,026	
Investment property	5		20	
Intangible assets	533		574	
Goodwill	2,214		1,919	
Investments valued at equity	87	87	61	61
Other non-current financial assets	670	1	507	2
Non-current derivatives	25		28	
Deferred tax assets	267		263	
Other non-current assets	45		53	
Total non-current assets	**10,634**		**10,451**	
CURRENT ASSETS				
Inventories	202		283	
Trade receivables	1,716	91	1,679	65
Other current assets	320		233	
Current financial assets	7		19	
Current derivatives	78		43	
Current tax assets	30		17	
Cash and cash equivalents	99		253	
Total current assets	**2,452**		**2,527**	
NON-CURRENT ASSETS HELD FOR SALE	**163**		**116**	
TOTAL ASSETS	**13,249**		**13,094**	

Equity and liabilities

Millions of euro	Consolidated financial statements at 12 31 2007	of which Related Parties (note no. 55)	Consolidated financial statements at 12 31 2006 *Restated*	of which Related Parties (note no. 55)
EQUITY				
Share capital	936		936	
(Treasury shares)	(64)		(25)	
Reserves	1,096		767	
Net profit for the year	292		295	
Equity pertaining to the Group	**2,260**		**1,973**	
Minority interests	2,579		1,999	
Total equity	**4,839**		**3,972**	
LIABILITIES				
Non-current liabilities				
Financial liabilities - non-current portion	3,892		3,115	
Non-current derivatives	-		3	
Deferred tax liabilities	629		769	
Employee benefits	198		210	
Provisions for risks and charges	600		576	
Liabilities for refuse dumps	40		42	
Other non-current liabilities	257		225	
Total non-current liabilities	**5,616**		**4,940**	
Current liabilities				
Trade payables	1,312	16	1,349	10
Other current liabilities	453		541	
Financial liabilities - current portion	856	17	2,119	25
Current derivatives	70		42	
Tax liabilities	61		62	
Total current liabilities	**2,752**		**4,113**	
Total liabilities	**8,368**		**9,053**	
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**42**		**69**	
TOTAL EQUITY AND LIABILITIES	**13,249**		**13,094**	

Income statement

pursuant to Consob Resolution no. 15519 of July 27, 2006

Millions of euro	01 01 2007 12 31 2007	of which Related Parties (note no. 55)	01 01 2006 12 31 2006 *Restated*	of which Related Parties (note no. 55)
Revenues				
Revenues from the sale of goods and services	7,011	26	6,746	26
Other operating income	198	1	189	1
Total revenues	**7,209**		**6,935**	
Operating costs				
Costs for raw materials finished products and services	[illegible]	13	5,058	14
Other operating costs	193	2	222	2
Total operating costs	**5,463**		**5,280**	
Labour costs	**273**		**277**	
Gross profit from operations	**1,473**		**1,378**	
Amortisation, depreciation, provisions and writedowns	**652**		**668**	
Net profit from operations	**821**		**710**	
Financial costs				
Financial income	121	1	148	
Financial charges	341	1	340	2
Share of results of associates deriving from valuation according to the equity method	1	1	1	1
Total financial costs	**(219)**		**(191)**	
Other non-operating profits	**16**		**58**	
Other non-operating costs	**(16)**		**(39)**	
Profit before tax	**602**		**538**	
Income tax expense	**115**		**140**	
Net profit of ongoing operations net of tax	**487**		**398**	
Net result from non-current assets held for sale	**(1)**		**57**	
Net profit	**486**		**455**	
Minority interests	**(194)**		**(160)**	
NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP	**292**		**295**	

0.3
Notes to the consolidated financial statements

General information

AEM S.p.A. is a company incorporated under Italian law, AEM S.p.A. and its subsidiaries ("the Group") operate essentially in Italy.

The Group is principally involved in the production, sale and distribution of electricity, in the production, sale and distribution of gas as well as in the activities relating to the building, running and transfer to other territorial operators of integrated systems for the disposal of waste by valorising material and energy.

At December 31, 2007 the Company's registered office is in Corso di Porta Vittoria 4, Milan, Italy. From February 22, 2008 the registered office was transferred to Brescia, Italy, in Via Lamarmora 230.

The consolidated financial statements of the AEM Group is expressed in millions of euro, which is also the currency of the economies in which the Group operates.

The consolidated financial statements of the AEM Group at December 31, 2007, consists of the balance sheet, income statement, cash flow statement, statement of changes in equity and explanatory notes. They have been prepared in accordance with the international accounting standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union, as well as with the provisions issued in application of article 9 of Legislative Decree 38/2005.

These consolidated financial statements at December 31, 2007 will be approved by the Management Board meeting of March 27, 2008, which will authorise their publication.

They have been audited by PricewaterhouseCoopers S.p.A. in accordance with their appointment by the Shareholders' Meeting of April 26, 2007 for the nine-year period 2007-2015.

Financial statements

For the balance sheet, the Company has adopted a format which separates current and non-current assets and liabilities, according to para. 51 et seq. of IAS 1.

The income statement is presented by nature, a format that is considered more representative than the so-called "presentation by destination". This is the same format as the one used by Aem's major competitors, which is in line with international practice. The results of normal operations are shown in the income statement separately from income or costs deriving from non-recurring transactions that form part of the business's normal operations, such as gains or losses on the sale of investments and other non-recurring income or charges; this makes it easier to measure the effective results of normal operating activities.

The statement of cash flows is prepared according to the indirect method, as allowed by IAS 7.

The statement of changes in consolidated equity as been prepared in accordance with IAS 1.

Note that the financial statements at December 31, 2007 used in the consolidation have been adjusted compared with those of the previous year to bring them into line with those presented by the companies involved in the merger (ASM S.p.A. and AMSA S.p.A.).

Basis of preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for those items which under IFRS are valued at fair value, as indicated in the accounting policies.

Changes in international accounting standards

The accounting policies applied in 2007 are the same as those of the previous year, except for the change in the accounting policy concerning the valuation of put options on shares/quotas of Group companies explained in the paragraphs entitled "Consolidation policies and procedures" and "Other information", as well as for the adoption from 2007 of the following standards and interpretations already published in G.U.C.E., which did not have a significant impact on the valuations but only on the disclosures.

- IFRS 7 "Financial instruments: supplementary information" which requires ample disclosure on the nature and management of credit, liquidity and market risks (i.e. interest rate, exchange rate and commodity price risk);
- IFRIC 8 "Scope of application of IFRS 2" which establishes that IFRS 2, the standard relating to "Share-based payments", also has to be applied to transactions in which the company makes share-based payments for an amount that is apparently zero or lower than the fair value;
- IFRIC 9 "Reassessment of embedded derivatives" which governs certain aspects of the accounting treatment of embedded derivatives within the framework of IAS 39 "Financial instruments: recognition and measurement";
- IFRIC 10 "Interim financial reporting and impairment", which clarifies that any impairment losses recognised in interim financial statements for goodwill and certain financial assets (investments in equity instruments classified as "available for sale" and financial assets not carried at cost) should not be reversed in subsequent interim or annual financial statements.

We would also point out that the following standards and interpretations already published in the Official Gazette of the European Union have not been applied in advance as they are applicable in subsequent years:

- IFRS 8 "Operating segments" applicable from January 1, 2009, will replace IAS 14 "Reporting financial information by segment ". Compared with the current situation, the required disclosure is to be integrated by an analysis of products and services and major customers;

- IFRIC 11 "Group and treasury share transactions" applicable from January 1, 2008, which explains the method to be used when accounting for instruments representing capital or cash in the event of assignment of rights representing the company's capital to the company's own employees, as well as in the case of share-based payments for services rendered by employees.

The following standards and interpretations have not been applied as they are still to be approved by the European Union:

- IAS 23 Revised Obligatory capitalisation of financial charges incurred for assets that need a certain period of time before they are ready for use or for sale (applicable from January 1, 2009.
- IFRIC 12 "Service Concession Arrangements", applicable from January 1, 2008;
- IFRIC 13 "Customer loyalty programmes", applicable from January 1, 2009;
- IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction", applicable from January 1, 2008.

Scope of consolidation

The consolidated financial statements of the AEM Group at December 31, 2007 include the financial statements of the parent company and of the Italian and foreign companies in which AEM S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings The companies on which the parent company has joint control with other shareholders have been consolidated on a proportional basis.

In the interests of clarity, the scope of consolidation of the AEM Group explained in these notes has been split into the following areas:

1) the "old scope" of the AEM Group which refers to ail of the companies that do not form part of the Delmi and Ecodeco sub-groups; it also includes Plurigas S.p.A. and Edipower S.p.A. proportionally consolidated at 40% and 20% respectively;
2) the Delmi Group which includes the 50% proportional consolidation of the Transalpina di Energia S.r.l. Group., which in turn comprises a further 25% of Edipower S.p.A.;
3) the Ecodeco Group which includes the companies forming part of the scope of consolidation of Ecodeco S.r.l..

Changes in the scope of consolidation

Old scope of the AEM Group

- Line-by-line consolidation of the Ecodeco Group at December 31, 2007 has been affected, as far as the allocation of minority interests is concerned, by the purchase of 64% of Ecodeco S.r.l by Aem on July 24, 2007, on top of the 30% interest acquired on April 22, 2005. The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by AEM S.p.A., exercisable by the end of 2008 at the same conditions and at a pre-established price not subject to changes. For consolidation purposes, these call/put options are considered exercised; in the same way, since June 30, 2007 the AEM Group's interest in the consolidated equity of the Ecodeco Group has grown by 70%, from 30 to 100%. Additional goodwill was then booked for the difference between the "Total Price" paid to acquire 70% of the Ecodeco Group's net equity at June 30, 2007; The total outlay ("Total Price") for the purchase of 70% of Ecodeco S.r.l. amounts to the sum of the following components: (i) the price for 64% of the share capital, (ii) an estimate at December 31, 2007 of the possible price adjustment as per para. sub (1), and (iii) the price set irrevocably for the future purchase of the residual 6% of the share capital of Ecodeco S.r.l..

On the other hand, as regards the consolidated net profit of the Ecodeco Group for the period ended December 31, 2007, 70% of the result has been allocated to minority interests up to June 30, 2007, whereas from July 1, 2007, the half consolidated result was consolidated 100%, as the put/call option for the residual 6% was considered exercised. As far as the previous year is concerned, note that the call options have become exercisable for 70% of the share capital of Ecodeco S.r.l. and therefore represent potential voting rights which have to be taken into account when checking whether or not control existed from April 1, 2006 onwards. As a result, the Ecodeco Group has been fully consolidated from this date, whereas before it was carried at equity, booking 30% of the result to the caption "Share of gains and losses on valuation of investments at equity". For this reason, the consolidated income statement at December 31, 2007 is not comparable with that of the same period last year. For further details, read the paragraph entitled "*Call option contract for 70% of Ecodeco S.r.l.*" in the section "*Consolidation policies and procedures*";

- AEM S.p.A. exercised its call options for the Edipower shares representing 2% of the share capital. The shares will be transferred on July 31, 2007. At the year-end, this Aem's investment in Edipower amounts to 18%. A further 2% of Edipower was purchased in January 2008 (see "Subsequent events"), so this investment has now gone up from 18 to 20%. This transaction did not have any effect on the scope of consolidation as Edipower was already 20% consolidated (see paragraph b1) "*Option contracts for 4% of Edipower S.p.A. between Interbanca S.p.A., Albojo Limited (100% Royal Bank of Scotland), Unicredit S.p.A. and AEM S.p.A.*" in the section "*Consolidation policies and procedures*";
- on April 2, 2007, AEM S.p.A. acquired an interest of 7.497% in A.G.A.M. Ambiente Gas Acqua Monza S.p.A. ("AGAM"). As a result of this acquisition, AEM S.p.A. now holds 24.99% of AGAM, which is currently the entire amount that can be held by a private entity, acting as strategic partner of the Municipality of Monza in the share capital of AGAM. Under the shareholder agreements currently in force with the Municipality of Monza, Aem holds a significant interest and is able to exercise a considerable influence (as the only strategic partner, it can appoint the Managing Director as well as a certain number of members of AGAM's Board of Directors and Board of Statutory Auditors). As a result, starting from April 1, 2007 this investment in AGAM is carried at equity;

- on March 12, 2007, AEM S.p.A. sold 100% of Valdisotto Energia S.r.l. to Aem Energia S.p.A., which subsequently absorbed it. The above did not affect the scope of consolidation, but only led to a change in the list of companies being consolidated.

The investment in ACSM S.p.A. is also consolidated at equity. Given the lack of up-to-date figures at December 31, 2007, the consolidation includes the figures for the nine months from September 30, 2006 to September 30, 2007, a delay of one quarter which is permitted by IAS 27 paragraph 27.

Delmi Group

The main changes in the Group's scope of consolidation during the period, which derive from changes in the scope of consolidation of the TdE/Edison Group, proportionally consolidated (50%), concern:

- Thisvi Power Generation Plant S.A., has been fully consolidated following the acquisition of 65% of its share capital;
- after a redefinition of their ownership structure, Sarmato Energia and Consorzio di Sarmato are now both held 55% (they were previously held 61% for Sarmato Energia and 52.5% for Consorzio di Sarmato);
- in January 2007, Edison S.p.A. acquired the remaining 20% of Finel S.p.A. from EDF International for 137 million euro (consolidated for 68.5 million euro), after the seller exercised its put option in December 2006. Finel was already 100% consolidated and the amount of the put option was already recorded under financial payables at the end of 2006, as it had already been exercised;
- Edison S.p.A. exercised the call options on Empower S.p.A. shares amounting to 5% of the share capital. The shares will be transferred on July 31, 2007. As a result, Edison's investment in Edipower at the end of the year amounts to 45%. A further 5% of Edipower was purchased in January 2008 (see "Subsequent events"), so this investment has now gone up from 45 to 50%. This transaction did not have any effect on the scope of consolidation as Edipower was already consolidated 50% by Edison S.p.A. (the proportional share consolidated by the AEM Group amounts to 25%). For further details see paragraph b2) "*Option contracts for 10% of Edipower S.p.A. between Interbanca S.p.A., Albojo Limited (100% Royal Bank of Scotland), Unicredit S.p.A. and Edison S.p.A.*" in the section "*Consolidation policies and procedures*";
- ETS S.r.l. was merged with Montedison S.r.l. with effect versus third parties from August 1, 2007. The above did not affect the scope of consolidation, but only led to a change in the list of companies being consolidated;
- Edison Nederland B.V., a Dutch company, was incorporated in September 2007 as a 100% subsidiary of Edison International Holding NV (former Montedison Finance Europe);

- Monsei Esco S.r.l. was absorbed by Edison Energie Speciali S.p.A. at the end of December.

Ecodeco Group

As a result of Aem's decision to exercise its options for 70% of Ecodeco S.r.l., the minority shareholders of Fertilvita S.r.l. also gained the right to sell their 4.16% interest to Ecodeco S.r.l.. On July 24, 2007 Ecodeco S.r.l. acquired a 4.16% interest in Fertilvita S.r.l., subsequently booking goodwill equal to the difference between the amount paid, including an estimate at December 31, 2007 of the price adjustment, and 4.16% of the subsidiary's net equity at June 30, 2007. From July 1, 2007, the income statement result has been attributed entirely to the Group, whereas up until June 30, 2007 4.16% of it was accounted for as "net profit pertaining to minority interests". For further details, read the paragraph entitled "*Call option contract for 4.16% of Fertilvita (a subsidiary of Ecodeco S.r.l.)*" in the section entitled "*Consolidation policies and procedures*".

Changes to IFRS 5 ("Non-current assets sold or held for sale")

- On February 14, 2007 Edison S.p.A. completed the sale to BG Italia S.p.A. of 66.32% of Serene S.p.A., after obtaining approval from the Antitrust Authority. This sale did not have any impact on the results for the period, as it was already reflected in the previous year's results (pursuant to IFRS 5), whereas net debt improved by 58 million euro;
- following the sale of the investments in Serenissima Gas S.p.A., Serenissima Energia S.r.l., Metroweb S.p.A., Aem Trasmissione S.p.A. and Edison Rete S.p.A., in the fourth quarter of 2006 and the sale of Mestni Plinovodi d.o.o. and Serene S.p.A. in the first quarter of 2007, in accordance with IFRS 5, the net result from these assets at December 31, 2006, has been reclassified to "Net result from non-current assets sold or held for sale";
- on December 6, 2007 Edison and Cofathec Servizi, a company belonging to the Cofathec Group, signed an agreement for Cofathec to acquire seven thermoelectric power stations for a total installed capacity of around 540 MW, in particular, Castelmassa (Ro), Nera Montoro (Tr), Pomigliano (Na), Settimo Torinese (To) and Spinetta Marengo (To) owned by Edison S.p.A., as well as its 70% interests in the two companies that control the plants at Boffalora (Mi) and Celano (Aq). Even if these activities are not considered a business segment, the related assets and liabilities are being treated as a "disposal group" in accordance with IFRS 5 and the related balance sheet items are shown separately as "Assets and liabilities held for sale".

Consolidation policies and procedures

Consolidation policies

Subsidiaries

The scope of consolidation of the AEM Group comprises the Parent company AEM S.p.A., the companies over which it exercises direct or indirect control. The subsidiaries are consolidated from the date on which the Group effectively acquires control and are no longer consolidated from the date on which control is transferred to a company outside of the Group.

Associates

Investments in associates, in other words those in which the AEM Group holds a significant interest and is able to exercise a considerable influence, are valued under the equity method. Gains or losses pertaining to the Group are recognised in the consolidated financial statements from the date on which the Group began to have a significant influence over the company.
In the event that the loss pertaining to the Group exceeds the book value of the investment, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Joint ventures

Joint ventures, i.e. investments in companies in which the AEM Group holds joint control together with third parties, are consolidated on a proportional basis. The consolidated financial statements therefore includes, line by line, all of such companies' assets, liabilities, revenues and costs in proportion to the AEM Group's shareholding.

Potential voting rights

If the AEM Group holds call options to buy shares or other instruments representing capital that are convertible into ordinary shares, or other instruments that have the potential, if exercised or converted, to give the Group voting rights or reduce the voting rights of third parties ("potential voting rights"), such potential voting rights have to be taken into consideration when assessing whether or not the Group has the power to govern or influence the other company's financial and operating policies.

Consolidation procedures

General procedure

The financial statements of the subsidiaries, associates and joint ventures consolidated by the AEM Group have been prepared at each period-end using the same accounting principles as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting principles. All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely.

Unrealised gains and losses with associates and joint ventures are eliminated for the portion pertaining to the Group. Unrealised losses are eliminated, unless they represent a permanent impairment of sold assets.

In preparing the consolidated financial statements, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of equity and net profit for the period pertaining to minority interests separately in the balance sheet and income statement.

The book value of the investment in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any difference has to be treated in accordance with IFRS 3.

Consolidation procedure of assets and liabilities held for sale (IFRS 5)

Only in the case of particularly large figures and exclusively in connection with non-current assets and liabilities held for sale, in accordance with the requirements of IFRS 5, the related intercompany financial receivables and payables are not eliminated, so as to show clearly the financial impact in the event of their disposal.

Effects on consolidation procedures of certain contracts concerning shares/quotas of Group companies

a) Edison Ordinary Warrants 2007

In 2007, 1,018,525,047 Edison 2007 warrants were converted, of which 210,012,399 exercised directly by Transalpina di Energia S.r.l., a company that is under the joint control of Delmi S.p.A. and the EDF Group.
After this conversion, Edison consolidated percentage went from 69.39% at December 31, 2006 to 60.00% at December 31, 2007.
Exercising the 210 million warrants held by Transalpina di Energia, in application of IAS 27 IG 6, is in effect an integration of the initial price incurred by Transalpina for the acquisition of Edison in line with its original intention to hold not less than 60% of it. This led to the booking of an incremental goodwill of 210 million euro (Delmi's share: 105 million euro), as shown in this item in the balance sheet; consistent with this treatment, the dilution effects were booked to equity without passing through the income statement. As a result of exercising the warrants and booking this goodwill, the consolidated equity at December 31, 2007 has increased by 1,019 million euro (Delmi's share: 509.5 million euro), whereas the equity pertaining to the Delmi Group has suffered dilution of 33.5 million euro.
At December 31, 2007 Transalpina di Energia S.r.l. holds no. 3,175,053,827 ordinary shares of Edison S.p.A. representing 61.28% of voting rights and 60% of the share capital.

b1) Option contracts for 4% of Edipower S.p.A. between Interbanca S.p.A., Albojo Limited (100% Royal Bank of Scotland), Unicredit S.p.A. and AEM S.p.A.

On July 16, 2007 AEM S.p.A. exercised its call on the shares of Edipower S.p.A. versus the financing partners Interbanca S.p.A. and Albojo Limited (100% The Royal Bank of Scotland) for the purchase of 28,826,000 shares equal to 2% of the share capital. The transfer of the shares took place on July 31, 2007, so from that date, AEM S.p.A. holds 18% of Edipower S.p.A..
The purchase of 2% of the share capital involved an outlay of around 50 million euro.

In addition, AEM S.p.A. stipulated an option contract with Unicredit S.p.A. for an additional 2% of Edipower S.p.A., which was exercised in July 2007 with payment on January 31, 2008.

Because of the transition to IFRS, AEM S.p.A. has already proportionally consolidated 20% of Edipower S.p.A. from January 1, 2004 in light of the contracts and agreements existing with the present shareholders ("tolling"). This consolidation percentage includes the shares under the options which are not subject to valuation in accordance with IAS 32 and 39.

The payable for the purchase of the additional 2%, amounting to 55 million euro, is classified under payables to third parties.

b2) Option contracts for 10% of Edipower S.p.A. between Interbanca S.p.A., Albojo Limited (100% Royal Bank of Scotland), Unicredit S.p.A. and Edison S.p.A.

On July 16, 2007 AEM S.p.A. exercised its call on the shares of Edipower S.p.A. versus the financing partners Interbanca S.p.A. and Albojo Limited (100% The Royal Bank of Scotland) for the purchase of 72,065,000 shares equal to 5% of the share capital. The transfer of the shares took place on July 31, 2007, so from that date, Edison S.p.A. holds 45% of Edipower S.p.A.. The purchase of 5% of the share capital involved an outlay of around 127 million euro (the portion consolidated by Aem amounts to 63.5 million euro).

Edison S.p.A. also stipulated an option contract with Unicredit S.p.A. for an additional 5% of Edipower S.p.A., which was exercised in July 2007 with payment on January 31 2008.

Because of the transition to IFRS, Edison S.p.A. has already proportionally consolidated 50% of Edipower S.p.A. from January 1, 2004 in light of the contracts and agreements existing with the present shareholders ("tolling"). This consolidation percentage includes the shares under the options which are not subject to valuation in accordance with IAS 32 and 39.

The amount due for the purchase of the additional 5% (138 million euro) is shown under payables to third parties at December 31 2007 (the portion pertaining to the AEM Group amounts to 69 million euro).

c) Option contracts between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. for part of their investment in Delmi S.p.A.

AEM S.p.A. signed separate option contracts with Dolomiti Energia S.p.A. (DE) and Società Elettrica Altoatesina SEL S.p.A. (SEL) for part of the Delmi S.p.A. shares that they hold.

Under the contract between Aem and DE, DE will have the right to sell two lots of Delmi shares to Aem, each equal to 25% of DE's investment in Delmi (currently 10%) at a price calculated for each lot based on various formulas that take into account DE's initial investment and/or any change in the market price of Edison's shares.
DE's options can only be exercised — the first in July 2007, the second in the second half of 2008 — if the entity controlled by DE has not acquired Edison's hydroelectric power plants located in the province of Trento (also in the form of a joint venture with Edison) and, if exercised, they can be executed over a period of time that goes from September 1, 2007 to June 30, 2009: the first option, equal to 2.5% of Delmi S.p.A., expired without being exercised.

Under the option contract between Aem and SEL, SEL will have the right to sell to Aem and Aem will have the right to purchase from SEL two lots of Delmi shares, equal to 50% and 35% respectively of SEL's investment in Delmi (currently 10%).

The strike price of these options will be calculated for each lot based on various formulas that take into account SEL's initial investment and/or the value of Edison's shares at the time the options are exercised, depending in the case of SEL's put options, among other things, on the fact that SEL — at the time of exercising the option — has or has not become the owner of some of Edison's hydroelectric power plants located in the Province of Bolzano.
SEL's put options and Aem's call options to buy from SEL, if exercised, can be executed in various stages between the third anniversary and the six months following the sixth anniversary of TdE's purchase of the shares and warrants held by IEB (concluded on September 16, 2005).

In line with paragraph 23 of IAS 32, the Group has booked to liabilities the present value of the estimated outlay which it will not be able to avoid if it exercises these options.

Changes in the present value of this liability caused by the passing of time are considered as financial charges and booked to income.

There is still some uncertainty in international accounting standards as to how to treat the difference between the present value of the strike price of the put options and the book value of the minority interests. In the absence of an interpretation of this question by the IFRIC, the Group has decided to show this difference as a reduction of equity pertaining to the Group (if positive) or as an increase in equity pertaining to the Group (if negative) as an alternative to adjusting goodwill.

This is in line with previous decisions taken by the Group. It means that changes in the liability that do not depend on time are adjusted on Group equity.

If the options expire without them being exercised, the liability will be reclassified to equity, reinstating the minority interests.

The AEM Group valued these options, up to the consolidated interim financial statements at March 31, 2007 in accordance with IAS 39. However, in light of the way that IFRS are generally applied in connection with put options on shares, which see IAS 32 paragraph 23 prevailing over IAS 27 IG 7, the AEM Group has decided to adopt the accounting policy explained previously. As a result, pursuant to IAS 8 paragraph 14 ("Change in accounting policies"), it has prepared a restatement of the income statement and balance sheet figures for previous periods, starting from the year ended December 31, 2005.

The consolidated financial statements at December 31, 2007 therefore show a payable to third parties for the possible exercise of the put options related to DE's and SEL's shares, for 226 million euro (239 million euro at December 31, 2006), minority interests of 203 million euro (249 million euro at December 31, 2006), a negative change in Group equity of 16 million euro

(positive for 17 million euro at December 31, 2006) and a financial expense of 7 million euro in line with the amount at December 31, 2006.
The share of Delmi's result remains 51% as the above options do not currently give Aem access to the economic benefits associated with the shares under option.

d) Call option contract for 70% of Ecodeco S.r.l.

On April 22, 2005, AEM S.p.A. acquired 30% of the share capital and voting rights of Ecodeco S.r.l..
Under the agreements made at that date, AEM S.p.A. has a call option, which gives it the right, but not the obligation, to buy the other 70% of the share capital and voting rights of Ecodeco S.r.l. from April 2006, at a price depending on economic and financial ratios based on the consolidated financial statements of the Ecodeco Group.

Based on these agreements, the call option could not be exercised during the first quarter of 2006, so up until March 31, 2006 the investment in Ecodeco S.r.l. was consolidated at equity.

At the end of May 2007, AEM S.p.A. communicated to the shareholders of Ecodeco S.r.l. its intention to exercise the call option to buy 70% of Ecodeco S.r.l., also communicating a provisional strike price that will be subject to an adjustment in the coming months once the gross operating profit for the whole of 2007 is known.

Subsequently, Aem and the majority shareholder of Ecodeco agreed that, as a result of exercising the call option, Aem would purchase a 64% interest in Ecodeco, with the residual 6% being subject to a call option for Aem to buy or a put option for the shareholder of Ecodeco to sell.

The purpose of this was to give Aem the chance to claim off the amount to be paid for the residual 6% of Ecodeco in the event of an adjustment that reduced the provisional strike price.

On July 24, 2007, following the exercise of the call option for Ecodeco S.r.l., Aem acquired 64% of Ecodeco S.r.l. for 223.6 million euro.

As a result of this purchase, AEM S.p.A. holds 94% of Ecodeco S.r.l.. The other 6% of Ecodeco S.r.l. is the object of a call and put option , respectively in favour of and to be borne by AEM S.p.A., exercisable by the end of 2008 at the same conditions and a pre-established price not subject to changes.
On the purchase of 64%, there is also provision for the price to be adjusted (up or down) based on 50% of any change in the 2007 gross operating profit compared with what it was in 2006 (both calculated according to Italian GAAP and subject to certain adjustments), to which the contractual multiple of 6.8 will be applied.

The total outlay ("Total Price") for the purchase of 70% of Ecodeco S.r.l. amounts to the sum of the following components:

(i) the price for 64% of Ecodeco, 223.6 million euro, which was paid on July 24, 2007;

(ii) the price for the additional 6%, 20.9 million euro, and

(iii)an estimate of the possible adjustment on the purchase of the 64% mentioned in point (i), quantified temporarily at 26 million euro.

The estimate mentioned in point (iii) was calculated on the basis of forecast closing figures for 2007 which the Ecodeco Group had available at December 31, 2007. This valuation will be updated at the end of the process of measuring the adjustments foreseen in the purchase contract.

The percentage participation in the result of Ecodeco S.r.l. at December 31, 2007 remains 100% as the call/put options on 6% of the Ecodeco's share capital allow Aem to have access to the economic benefits associated with the shares involved in the options.

In light of the above, the AEM Group booked in its consolidated financial statements an amount of goodwill equal to the difference between the Total Price as defined above and 70% of the net equity of the Ecodeco Group at June 30, 2007, booking the payable to third parties for the amounts mentioned in points (ii) and (iii) above.

So given an investment of 94% in the Ecodeco Group and line-by-line consolidation of 100% of the Group at December 31, 2007, the consolidated income statement of the AEM Group will consider 70% of the results of the Ecodeco Group (from January 1, 2007 to June 30, 2007) as "profit pertaining to minority interests"; from July 1, 2007, the income statement result of the Ecodeco Group pertains entirely to the AEM Group.

In terms of the balance sheet, 70% of the Ecodeco Group's equity at December 31, 2006 has been classified as "minority interests".
From June 30, 2007, on the other hand, these "minority interests" relating to 70% of the net equity of Ecodeco were eliminated following the purchase of 64% of the share capital on July 24, 2007 and the call/put option contract for the residual 6% of the share capital which is considered already exercised.

e) Call option contract for 4.16% of Fertilvita (a subsidiary of Ecodeco S.r.l.)

As a result of Aem's decision to exercise its options for 70% of Ecodeco S.r.l., the minority shareholders of Fertilvita S.r.l. also gained the right to sell their 4.16% interest to Ecodeco S.r.l..

Therefore on July 24, 2007 Ecodeco S.r.l. purchased 4.16% of the share capital of Fertilvita S.r.l..

The total outlay ("Fertilvita Total Price") for the purchase of 4.16% of Fertilvita S.r.l. is equal to the sum of the following components:
(i) the price for 4.16% of Fertilvita, 9 million euro, which was paid on July 24, 2007, and
(ii) an estimate of the possible price adjustment, quantified temporarily at 1 million euro.

The estimate mentioned in point (ii) was calculated on the basis of forecast closing figures for 2007 which the Ecodeco Group had available at December 31, 2007. This valuation will be updated at the end of the process of measuring the adjustments foreseen in the purchase contract.

The AEM Group has booked in the consolidated financial statements an amount of goodwill equal to the difference between the Fertilvita Total Price and 4.16% of its net equity at June 30, 2007 and the amount payable for the estimated adjustment mentioned in point (ii), which is consolidated 100% by Ecodeco.

The income statement result of Fertilvita from July 1, 2007 was entirely attributable to the Ecodeco Group, whereas up until June 30, 2007 4.16% was accounted for as "net profit pertaining to minority interests".

f) Equity Swap and Forward Flexible on Edison S.p.A. shares stipulated by Delmi S.p.A.

At December 31, 2007, Delmi S.p.A. is exposed to equity risk on the ordinary shares of Edison S.p.A. as a result of two derivative transactions.

Delmi S.p.A. has also stipulated an equity swap on 16,981,068 Edison S.p.A. ordinary shares at a price of 1.721865 euro per share with maturity November 2008.
Because of this equity swap, any increases in the value of the stock over 1.721865 will be a gain for Delmi (and vice versa).

Delmi S.p.A. will receive amounts from the counterparty equal to any dividends paid by Edison S.p.A. on the underlying shares.
For the equity swaps the banks will receive a remuneration that is partly variable, based on the time period of the transaction.

Delmi S.p.A. has also stipulated a flexible forward agreement with a financial counterparty which has the right, but not the obligation, to buy Edison S.p.A. ordinary shares at a price of 1.635 euro per share up to a maximum of 16,981,068 Edison S.p.A. ordinary shares with maturity November 2008.
Because of this transaction, any increases in the value of the stock over 1.635 will be a cost for Delmi. Any decrease under 1.635 euro will not result in a gain for Delmi, because in this case the counterparty would not exercise its right.

In May 2007, the notional amount of the equity swap was raised from 16,616,858 Edison S.p.A. ordinary shares to 16,981,068 shares in order to adjust the notional amount of the flexible forward agreement.

In fact, every time that Edison S.p.A. distributes a dividend, the notional amount of the flexible forward agreement increases in percentage for an amount equal to the ratio between the dividend and the share price at the date that it goes ex-coupon, whereas as a result the strike price of the flexible forward agreement falls proportionately.

The notional amount of the equity swap was therefore increased to avoid a mismatching of the notionals.

These financial instruments are classified as "held for trading" and measured at "fair value through profit and loss" in accordance with IAS 32 and 39.

Consolidation of foreign companies and translation of captions in foreign currency

Assets and liabilities of consolidated foreign companies expressed in a currency other than the euro are translated at the exchange rate ruling on the balance sheet date; revenues and costs are translated at the average exchange rate for the year. Exchange differences are booked to an equity caption until the investment is sold.
Note that on first-time application of IFRS, the cumulative translation differences generated by consolidating foreign companies were annulled; the reserve shown in the consolidated financial statements therefore represents only the cumulative translation differences that have been generated since January 1, 2004.
Transactions in foreign currency are booked at the exchange rate ruling on the transaction date. Monetary assets and liabilities are converted at the exchange rate ruling at the date of the financial statements. Exchange differences generated by translation and those realised payment of the transaction are booked to financial income and charges.

Summary figures for 2007 of companies consolidated on a proportional basis

Millions of euro	Edipower 20%	Transalpina di Energia 50%	Plurigas 40%
INCOME STATEMENT			
Revenues from sales	227	4,262	395
Gross profit from operations	79	832	16
% of net sales	*34.8%*	*19.5%*	*4.1%*
Amortisation, depreciation and writedowns	(57)	(414)	(1)
Profit from operations	22	418	15
Net result for the year	2	139	8
BALANCE SHEET			
Total assets	901	7,908	141
Equity method	409	3,780	14
Net debt	(344)	(2,040)	(64)

Accounting policies

Translation of foreign currency items

The consolidated financial statements of the AEM Group are expressed in euro, which is also the currency of the economies in which the Group operates. Transactions in currencies other than the euro are initially booked at the exchange rate ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into euro at the exchange rate ruling on the balance sheet date.

Non-monetary items valued at historical cost in foreign currency are translated at the exchange rate ruling on the date when the transaction was first recorded. Non-monetary items shown at fair value are translated at the exchange rate ruling on the valuation date.

Property, plant and equipment and investment property

Industrial buildings are booked under property, plant and equipment, whereas non-industrial buildings are classified as investment property.

Property, plant and equipment purchased separately are booked at historical cost, including any additional charges directly attributable to the asset and needed to bring it into service (e.g. transport, customs duty, location preparation expenses, installation and testing costs, notary and cadastral fees and any non-deductible VAT), increased by the present value of the estimated cost of restoring the location from an environmental point of view or dismantling the plant, if this is significant and obligatory under current regulations. If important components of property, plant and equipment have different useful lives, they are accounted for separately according to the "component approach", giving each of them its own useful life for the purpose of calculating depreciation. All plots of land, whether occupied by residential or industrial buildings or devoid of construction, are not depreciated as they have an unlimited useful life, except for land used in production activities that is subject to deterioration over time (e.g. landfills, quarries). Ordinary maintenance costs are wholly expensed to the income statement in the year they are incurred. Costs incurred for regular maintenance are attributed to the assets to which they refer and are depreciated over their specific residual useful life.

Assets held under finance leases, through which substantially all risks and benefits of ownership are transferred to AEM S.p.A., are recognised as AEM S.p.A. assets at the lower of fair value and the present value of minimum lease payments. The corresponding liability to the lessor is shown in the balance sheet under financial payables.

Property, plant and equipment are shown net of accumulated depreciation and any writedowns. Depreciation is calculated from the year in which the individual asset enters service and is charged on a straight-line basis over the estimated useful life of the asset for the business. The estimated realisable value which is deemed to be recoverable at the end of their useful life is not depreciated. The useful life of each asset is reviewed annually and any changes, if needed, are made with a view to showing the correct value of the asset.

The depreciation of freely transferable assets is calculated on a straight-line basis over the lower of the residual duration of the concession and the estimated useful life of the assets.

The depreciation of property, plant and equipment relating to the concessions to cultivate hydrocarbons, as well as the costs for the closure of wells, abandoning the area, dismantling or removing structures are capitalised and depreciated using the unit of production (UOP) method, which is also used to depreciate the concessions. The depreciation rate is therefore set by taking the quantity extracted during the year as a percentage of the estimated extractable reserves at the beginning of the year.

The depreciation of thermoelectric and wind power plants under the CIP 6/92 tariff regime, with is related to the economic benefits, goes in "declining steps" with depreciation being charged on a straight line basis in each of the periods under consideration: this method makes it possible to reflect differentials between the economic conditions under CIP 6/92 for the incentive period, the first 8 years, and for the convention period, the next 7 years, and the market conditions applicable once CIP 6/92 came to an end.

Refuse dumps are depreciated on the basis of the percentage filled, which is calculated as the ratio between the volume occupied at the end of the period and the total volume authorised.

The main depreciation rates used, which are based on technical and economic considerations, are as follows:

Depreciation rates

buildings	1.0% - 17.3%
production plant	1.0% - 33.3%
transport lines	1.4% - 100.0%
transformation stations	1.8% - 33.3%
distribution networks	1.4% - 33.3%
miscellaneous equipment	3.3 % - 100.0%
mobile phones	100.0%
furniture and fittings	10.0% - 25.0%
electric and electronic office machines	10.0 % - 33.3%
vehicles	10.0% - 25.0%
leasehold improvements	12.5 % - 33.3%

Items of property, plant and equipment are subjected to impairment testing if there are specific signs that they have suffered a loss of value, with the method illustrated in the paragraph "Impairment of assets"; writedowns can be reversed in subsequent periods if the reasons for them no longer apply.

Financial charges are not capitalised.

When an asset is sold or future economic benefits are no longer expected from using the asset, it is eliminated from the balance sheet and any gain or loss (i.e. the difference between the disposal value and the carrying value) is booked to the income statement in the year of the elimination.

Intangible assets

Intangible assets are reported in the financial statements at purchase or production cost, including ancillary charges, determined in the same way as for property, plant and equipment. Intangible assets produced internally are not capitalised but charged to income in the period in which the costs are incurred.

Intangible assets with a definite useful life are shown net of accumulated amortisation and any permanent losses of value which are established in the same way as for property, plant and equipment. Changes in the expected useful life or in the ways in which the future economic benefits of an intangible asset are achieved by the Company are accounted for by suitably adjusting the period or method of amortisation, treating them as changes in accounting estimate. The amortisation applied to intangible assets with a definite useful life is charged to the income statement in the cost category that reflects the function of the intangible asset concerned.

Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value as illustrated in the paragraph "Impairment of assets"; writedowns can be reversed in subsequent periods if the reasons for them no longer apply.

Intangible assets with an indefinite useful life and those that are not yet available for use are subjected to impairment testing on an annual basis, whether or not there are specific signs that they have suffered a loss of value, using the methods explained below in the paragraph entitled "Impairment of assets". Writedowns of goodwill cannot subsequently be written back.

Gains or losses on disposal of an intangible asset are calculated as the difference between the disposal value and the carrying value of the asset and are booked to the income statement at the time of the disposal.

The following amortisation rates are applied to intangible assets with a definite useful life:

- industrial patents and intellectual property rights ____ 12.5% - 33.3%
- concessions, licences, trademarks and similar rights ____ 6.7% - 33.3%
- leasehold improvements ____ 12.5% - 33.3%

Concessions for the cultivation of hydrocarbons are amortised according to the unit of production (UOP) method. The depreciation rate is therefore set by taking the quantity extracted during the year as a percentage of the estimated extractable reserves at the beginning of the year, taking into account any significant variations in reserves during the period.

Impairment of assets

Intangible assets and property, plant and equipment are subjected to impairment testing if there are specific signs that they have suffered a loss of value.

Goodwill, other intangible assets with an indefinite useful life or assets not available for use are tested for impairment every year, or more frequently if there are signs that the assets may have suffered a loss in value.

Impairment testing consists of comparing the recoverable amount of the asset with its net book value.

The recoverable amount of an asset is the higher of its fair value, net of selling costs, and its value in use. To determine an asset's value in use, the Company calculates the present value of the estimated future cash flows, before tax, applying a pre-tax discount rate, which reflects current market valuations of the time value of money and the specific risks to which the asset is exposed. A loss in value is booked if the realisable value is lower than the book value. If subsequently a loss on an asset, other than goodwill, is eliminated or reduced, the book value of the asset or of the CGU is raised up to the new estimate of recoverable value, but without it

exceeding the value that the asset would have had without any impairment loss. Writebacks of impairment losses are booked immediately to the income statement.
When it is not possible to estimate the recoverable value of an individual asset, the Company estimates the recoverable value of the cash generating unit (CGU) to which the asset belongs or to which it can reasonably be allocated.
The CGUs have been identified according to the organisational and business structure, as homogeneous aggregations that generate independent cash flows deriving from the continuous use of the assets attributed to them.

Emission quotas and green certificates

Different accounting policies are applied to quotas or certificates held for own use in the "Industrial Portfolio", and those held for trading purposes in the "Trading Portfolio".

Surplus quotas or certificates held for own use which are in excess of the company's requirement in relation to the obligations accruing at the end of the year are booked to other intangible assets at cost. Quotas or certificates assigned free of charge are booked at a zero value. Given that they are assets for instant use, they are not amortised but subjected to an impairment test. The recoverable amount is the higher of its value in use and its market value. If, on the other hand, there is a deficit because the requirement exceeds the quotas or certificates in portfolio at the balance sheet date, provision is made in the financial statements for the charge needed to meet the residual obligation; this is estimated on the basis of any purchase contracts, spot or forward, already signed at the balance sheet date; otherwise, on the basis of market prices.

Quotas or certificates held for trading in the "Trading Portfolio" are booked to inventories and measured at the lower of purchase cost and estimated realisable value based on market trends. Quotas or certificates assigned free of charge are booked at a zero value. Market value is established on the basis of any sales contracts, spot or forward, already signed at the balance sheet date; otherwise, on the basis of market prices.

Long-term construction contracts in progress

Long-term construction contracts currently in progress are valued on the basis of the contractual fees that have accrued with reasonable certainty, according to the stage of completion (or "cost to cost") method, so as to allocate the revenues and net result of the contract to the individual periods to which they belong, in proportion to the progress being made on the project. Any difference, positive or negative, between the value of the contracts and the advances received is booked respectively to the asset or liability side of the balance sheet.

In addition to the contractual fees, contract revenues include any variants, price revisions and incentive awards to the extent that probably represent actual revenues that can determined with a reasonable degree of reliability. Ascertained losses are recognised independently of the stage of completion of the contracts.

Inventories

Inventories of materials and fuel are valued at the lower of weighted average cost and market value at the period-end. Weighted average cost is determined for the period of reference and for each inventory code. Weighted average cost includes any additional costs (such as sea freight, customers charges, insurance, lay or demurrage days in the purchase of fuel) relating to purchases during the period. Inventories are constantly monitored and, whenever necessary, technologically obsolete stocks are written down with a charge to the income statement.

Financial instruments

Financial instruments include trading investments and investments that are available for sale and non-current receivables and loans, trade and other receivables originated by the company and other current financial assets such as cash and cash equivalents. They do not include investments in subsidiaries, joint ventures and associates. Cash and cash equivalents include bank deposits, readily negotiable securities used as temporary investments of surplus cash and financial receivables due within three months. They also include financial payables (bank loans and bonds), trade payables, other payables and other financial liabilities and derivatives.

Financial assets and liabilities are recognised at the time that the contractual rights and obligations foreseen by the instrument arise.

Initially, all financial assets are recognised at fair value, including ancillary charges (purchase/ issue costs).in the case of assets and liabilities not measured at fair value through profit and loss.

Measurement subsequent to initial recognition depends on the classification of the instrument to one of the following categories:

- non-derivative financial assets and liabilities at fair value through profit and loss include:
  - financial assets and liabilities held for trading (HFT), i.e. with the intention of repurchasing or reselling them in the short term;

  - financial liabilities which on initial recognition have been designated as being at fair value through profit and loss (FVTPL);
- other non-derivative financial assets and liabilities, including:
  - loans and receivables (L&R);
  - investments held to maturity (HTM);
  - financial liabilities other than those measured at fair value through profit and loss (FVTPL);
- available-for-sale financial assets (AFS);
- derivatives.

The following is a detailed explanation of the accounting policies applied in measuring each of the above categories after initial recognition:

- **non-derivative financial assets** and **liabilities at fair value through profit and loss** are measured at fair value with any changes being booked to the income statement. This category includes investments, trading securities and the non-convertible bond loan issued by AEM S.p.A. and listed at the Luxembourg Stock Exchange;
- **other non-derivative financial assets and liabilities** with fixed or determinable payments other than investments, are valued at amortised cost. Any transaction costs incurred during the acquisition or sale are adjusted directly on the nominal value of the asset or liability (e.g. issue premium or discount, loan acquisition costs, etc.). Then financial income and charges are remeasured on the basis of the effective interest rate method. Financial assets are assessed regularly to see if there are any signs that they have suffered impairment. In the assessment of receivables in particular, account is taken of the solvability of the creditors, as well as the characteristics of credit risk, which is indicative of the individual payment capacity of the individual debtors. Any impairment losses are booked as a cost to the income statement. This category includes the investments held with the intent and the capacity for them to be held to maturity, non-current loans and receivables, trade receivables and other receivables originated by the business, financial payables, trade payables, other payables and other financial liabilities;
- **available-for-sale financial assets**, represented by non-derivative financial assets that are not classified as financial assets at fair value through profit and loss or other financial assets, are measured at fair value and any gains or losses on them are booked directly to equity until they are sold, at which stage they get transferred to the income statement; the losses booked directly to equity are in any case reversed and booked to the income statement, even if the financial asset has not been eliminated, if there is objective evidence that the asset has suffered impairment; unlisted investments with a fair value that cannot be reliability measured, on the other hand, are valued at cost less any impairment losses; the original cost is reinstated in subsequent years if the reasons for the writedowns no

longer apply. This category essentially includes the other investments (i.e. not subsidiaries, joint ventures or associates), except for those held for trading (trading investments);

- **derivatives** are measured at fair value with any changes being booked to the income statement if they do not satisfy the conditions to qualify as hedges. Derivatives are classified as hedges when the relationship between the derivative and the item being hedged is formally documented and the effectiveness of the hedge is high, this being checked periodically. Hedging derivatives that limit the risk of fluctuations in the fair value of the items being hedged (fair value hedges) are booked at fair value through profit and loss; in the same way, the instruments being hedged are adjusted to reflect changes in the fair value associated with the risk being hedged. When derivatives hedge the risk of changes in the cash flows generated by the instruments being hedged (cash flow hedges), the effective portion of changes in the fair value are booked to equity, while the ineffective portion is charged to the income statement. The amounts booked directly to equity are reflected in the income statement in line with the economic effects produced by the item being hedged.

A financial asset (or where applicable, part of a financial asset or parts of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows come to an end;
- the Company has retained the right to receive the future cash flows of the assets, but has assumed a contractual obligation to pass them on to a third party without material delay;
- the Company has transferred the right to receive the cash flows from the asset and (i) has transferred substantially all of the risks and rewards of ownership of the financial asset, or (ii) if it has neither transferred nor retained substantially all of the risks and rewards of the asset, but has transferred control over it.

In the cases in which the Group has transferred the rights to receive financial flows from an asset and has neither transferred nor retained substantially all of the risks and rewards or has not lost control over it, the Group continues to recognise the asset to the extent to which it has a continuing involvement in the asset. A continuing involvement that takes the form of a guarantee over the asset that has been transferred is measured at the lower of the initial book value of the asset and the maximum amount that the Company might have to pay. Trade receivables considered definitively unrecoverable after all the necessary recovery procedures have been completed are also eliminated from the balance sheet.

A financial liability should be removed from the balance sheet when, and only when, it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled or expired.

Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognised in the income statement.

The fair value of financial instruments that are listed in an active market is based on market prices at the balance sheet date. The fair value of instruments that are not listed on an active market is determined by using recognised valuation methods. The valuation of financial derivatives for electricity at fair value, in the absence of a forward market curve, has been estimated internally, using models based on industry best practice.

Non-current assets held for sale, disposal groups and discontinued operations - IFRS 5

Non-current assets held for sale, disposal groups and discontinued operations, whose book value will be recovered principally by being sold off rather than being continuously used, are valued at the lower of net book value and fair value, net of selling costs. A disposal group is understood as being a series of assets and liabilities that are directly correlated and likely to be sold off as part of a single transaction. Discontinued operations, on the other hand, consist of a significant portion of the Group, such as an important independent business division representing an activity or geographical area of activity, or a subsidiary bought exclusively with a view to reselling it.
In accordance with IFRS, the figures for non-current assets held for sale, disposal groups and discontinued operations are shown on two specific lines in the balance sheet: assets held for sale and directly associated liabilities.
With exclusive reference to discontinued operations, the net economic results made by them during the disposal process, any gains or losses on disposal and the corresponding comparative figures for the previous year or period are shown on a specific line in the income statement: net profit (loss) on discontinued operations and assets held for sale.

Employee benefits

Severance indemnities and pension provisions are determined using an actuarial method; the rights accrued by employees during the year are booked to the income statement under "labour cost", whereas the figurative financial cost that the company would have to bear were

it to ask the market for an equivalent loan is booked to net financial income (charges). The actuarial gains and losses, which reflect the effects of changes in the actuarial assumptions are booked to the income statement, taking into account the residual average useful life of the employees.
In particular, as a result of the Budget Law no. 296 of December 27, 2006, only the portion of accrued severance indemnities that remained in the company has been valued according to IAS 19, as indemnities are now paid over to a separate entity as they accrue (either to a supplementary pension scheme or to funds held by INPS). As a result of these payments, the company no longer have any obligations in connection with the services that employees will render in the future.
Guaranteed employee benefits paid on or after termination of employment through defined-benefit plans (energy discount, health care or other benefits) or long-term benefits (fidelity bonus) are recognised in the period when the right accrues.
The liability relating to defined-benefit plans, net of any assets that exist to service the plan, is determined on the basis of actuarial assumptions and booked on an accrual basis in line with the work needed to be done to obtain the benefits; the liability is valued by independent actuaries.
Gains and losses arising from the actuarial calculation are charged to the income statement as a cost or as income; the company does not apply the so-called "corridor method".

Provisions for risks and charges

The provisions for risks and charges concern costs of a determined nature that definitely or probably exist, but which at the balance sheet date are uncertain in terms of amount or timing. Such provisions are recognised when there is a current liability (legal or implicit), deriving from a past event, if it is likely that resources will have to be spent to satisfy the liability and it is possible to make a reasonable estimate of the amount of the liability.
Provisions are booked for an amount that represents the best estimate of the amount that the Company would have to pay to extinguish the liability, or to transfer it to third parties, as of the balance sheet date. If the effect of discounting is significant, the provisions are calculated by discounting expected future cash flows at a pre-tax discount rate that reflects a current market valuation of the cost of money over time. If discounting is applied, the increase in the provision due to the passing of time is booked as a financial expense. If the liability refers to property, plant and equipment (such as dismantling and reclamation of industrial sites), the initial provision is recognised as a contra-entry to the assets to which it refers; the expense is then charged to the income statement through the process of depreciating the asset in question.

Treasury shares

Treasury shares are booked as a reduction of equity. The par value of the treasury shares is booked as a separate item as a reduction of equity

Grants

Grants, both from public entities and from external private entities, are booked at fair value when there is reasonable certainty that they will be received and that the Company will be able to comply with the terms and conditions for obtaining them.
Contributions received to help cover the cost of specific items of property, plant and equipment are booked as a direct reduction of the assets concerned and credited to the income statement over the period of depreciation of the assets to which they refer.
Operating grants (given to provide the company with immediate financial aid or as compensation for costs or losses incurred in a previous accounting period) are charged in their entirety to the income statement as soon as the conditions for booking the grants are satisfied.

Revenues and costs

Revenues are recognised to the extent that it is possible to establish their fair value on a reliable basis and it is probable that the related economic benefits will be enjoyed. Depending on the type of transaction, revenues are recognised on the basis of the following specific criteria:

- revenues for the sale and transport of electricity and gas are recognised at the time that the energy is supplied or the service rendered, even if they are still to be invoiced, and determined by integrating those based on pre-established meter-reading calendars with suitable estimates. These revenues are based, when applicable, on the tariffs and related tariff restrictions foreseen by current law and by the Italian Authority for Electricity and Gas and equivalent organisation abroad in force during the period of reference;
- connection contributions paid by users, if not for costs incurred to extend the network, are book to income on collection and shown under "revenues from services";
- the revenues billed to users for an extension of the gas network are accounted for as a reduction in the value of property, plant and equipment, being recognised to the income statement as a reduction in depreciation over the useful life of the cost capitalised to extend the network;

- the revenues and costs involved in withdrawing quantities that are higher or lower than the Group's share are measured at the prices foreseen in the related purchase or sale contract;
- revenues from the provision of services are recognised according to the stage of completion based on the same criteria as for contract work in progress. If it is impossible to establish the value of revenues on a reliable basis, they are recognised up to the amount of the costs incurred, providing they are expected to be recovered;
- revenues are booked net of returns, discounts, allowances and bonuses, as well as directly related taxes;
- revenues from the sale of green certificates are booked at the time of sale.

The costs are for goods or services sold or consumed during the year or as a result of systematic allocation; if it is not possible to see any future use for them, they are charged to income.

Financial income and charges

Financial income is recognised when interest income arises as a result of applying the effective interest method (at the rate which exactly discounts the expected future financial flows based on the expected life of the financial instrument).
Financial charges are recognised on an accrual basis and booked to the income statement at the amount of the effective interest.

Dividends

Dividend income is recognised when it is established that the shareholders have a right to receive payment.
Dividends are classified as financial income in the income statement.

Income taxes

Current taxes

Current income taxes for the period are based on an estimate of taxable income and in compliance with current tax regulations; account is also taken of the fact that the Company now files for tax on a Group basis.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are calculated on the temporary differences between the values given to assets and liabilities in the balance sheet and the corresponding values recognised for tax purposes, based on the tax rates in force at the time that the temporary differences are likely to reverse. Deferred tax assets are recognised to the extent that there will probably be sufficient taxable income in the future to absorb them. The book value of deferred tax assets is reduced to the extent that it is no longer probable that the tax benefit will be realised. The valuation of deferred tax assets takes account of the planning period for which approved corporate plans are available. When the results are booked directly to equity, the current taxes, deferred tax assets and deferred tax liabilities are also booked directly to equity. The deferred tax liabilities on profits not distributed by Group companies are only provided for if there is a genuine intention to distribute such profits and, in any case, if the taxation is not offset against a consolidated tax loss.

Use of estimates

When preparing the financial statements and notes according to IFRS, the Company makes estimates and hypotheses that have an effect on the assets and liabilities shown in the accounts and on the information regarding contingent assets and liabilities at the balance sheet date. The actual results could differ from these estimates. The actual results after the event could differ from such estimates. Estimates have been used in impairment testing, to determine certain sales revenues, in provisions for risks and charges, in provisions for bad and doubtful accounts and other writedowns, amortisation and depreciation, the valuation of derivatives, employee benefits and taxes. These estimates and hypotheses are reviewed periodically and all changes are reflected immediately in the income statement.

Notes to the balance sheet items

Changes compared with December 31, 2006

As explained previously in the paragraph entitled "Scope of consolidation", to which you are referred for further detail, the line-by-line consolidation of the Ecodeco Group at December 31, 2007 has been affected, as far as the allocation of minority interests is concerned, by the purchase of 64% of Ecodeco S.r.l. on July 24, 2007, in addition to the 30% interest acquired on April 22, 2005. The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by AEM S.p.A., exercisable by the end of 2008 at the same conditions and at a pre-established price not subject to changes. For consolidation purposes, these call/put options are considered exercised; in the same way, since June 30, 2007 the AEM Group's interest in the consolidated equity of the Ecodeco Group has grown by 70%, from 30 to 100%. Additional goodwill was then booked for the difference between the total price paid to acquire 70% of the share capital and the corresponding portion of Ecodeco Group's consolidated net equity at June 30, 2007; The above total outlay for the purchase of 70% of Ecodeco S.r.l. amounts to the sum of the following components: (i) the price for the purchase of 64% of the share capital, (ii) the estimate, at December 31, 2007, of the price adjustment of point (i), and (iii) the price set irrevocably for the future purchase of the residual 6% of the share capital of Ecodeco S.r.l.. At December 31, 2006, on the contrary, 70% of the equity pertaining to the Ecodeco Group was classified as "minority interests".

Changes in "Accounting Policy" as per IAS 8 with retroactive effect (restatement of the figures at December 31, 2006)

As explained previously in the paragraph entitled "Consolidation policies and procedures", to which you are referred for further detail, as a result of the change in accounting policy made in the first half of 2007 with retroactive effect from December 31, 2005 (restatement) as a result of applying IAS 32 para. 23 to the option agreements between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relating to a part of their investment in Delmi S.p.A., the balance sheet figures at December 31, 2006 include as liabilities to third parties the discounted countervalue of these options; in this way, comparability with the balance sheet figures at December 31, 2007 is guaranteed.

Exercise of the call/put options on 4% of the share capital of Edipower S.p.A. (AEM S.p.A.) and on 10% of the share capital of Edipower (Edison S.p.A.)

The purchase of the ordinary shares underlying the call options exercised by AEM S.p.A. in July 2007 and January 2008 did not have any impact on the scope of consolidation as the consolidation percentage of Edipower S.p.A. already included all of the shares underlying both the call options (for which the shares were bought on July 31, 2007) and the put options (for which the shares will be transferred in January 2008). Reference should be made to the section entitled "Consolidation policies and procedures" for further details.

ASSETS

Non-current assets

1) Property, plant and equipment

Millions of euro	Net book value 12 31 2006	Capital expenditure	Other changes and writedowns	Disposals	Depreciation	Total changes	Net book value 12 31 2007
Land	121	2	4	(4)	-	2	123
Buildings	624	5	41	(9)	(38)	(1)	623
Plant and machinery	4,924	182	131	(23)	(373)	(83)	4,841
Industrial and commercial equipment	15	3	2	-	(4)	1	16
Other property, plant and equipment	19	9	-	-	(5)	4	23
Refuse dumps	15	3	5	(1)	(5)	2	17
Freely transferable assets	726	1	2	3	(69)	(63)	663
Construction in progress and advances	432	178	(258)	(6)	-	(86)	346
Leasehold improvements	3	2	(9)	4	-	(3)	-
Leased assets	147	-	-	-	(14)	(14)	133
Total	**7,026**	**385**	**(82)**	**(36)**	**(508)**	**(241)**	**6,785**

Property, plant and equipment amount to 6,785 million euro (7,026 million euro at December 31, 2006) have decreased by 241 million euro as a result of the following items:

- an increase of 385 million euro due to capital expenditure and advances paid to suppliers during the year, analysed as follows by chain:
  - Electricity, 157 million euro;
  - Gas & Heat, 82 million euro;
  - Services, 13 million euro;
  - Networks & Regulated Markets, 115 million euro;
  - Waste & Power, 11 million euro;
  - Other Activities, 7 million euro.
- the decrease of 36 million euro is attributable to assets due to be sold of which 14 million euro related to the Delmi Group;
- the decrease, for 82 million euro, made up principally of changes in the Delmi Group concerning the reclassification of assets held for sale, which reflects the businesses that are considered as a disposal group under preliminary sale contracts that are pending and the increase brought about by a reassessment of the decommissioning costs principally due to a revision of the costs expected to be incurred at certain gasfields where the Group is operating;

- the decrease of 508 million euro due to depreciation and writedowns for the year, including 311 million euro due to consolidation of the Delmi Group and 475 million euro in 2006.

This increase is attributable mainly to sentence no. 1 of January 18, 2008 of the Constitutional Court, which declared that a part of the regulation contained in the Budget Law 2006 — the 10-year extension of hydroelectric concessions — was unconstitutional, which forced the parent company, AEM S.p.A. to increase the depreciation on freely transferable assets from July 1, 2007. The Company reserves the right to take any steps to protect its investments and its interests.

Capital expenditure during the year related to:

- the electricity chain for 157 million euro, of which 40 million euro relating to the "old scope" of the AEM Group and 117 million euro to the Delmi Group. In particular, as regard the Aem's "old scope", capital expenditure refers mainly to the hydroelectric plants at Premadio and Grosio, the new control panel at the San Giacomo dam, the new no. 6 Group at the Cassano d'Adda thermoelectric plant, continuation of works on the new Viola Canal and consolidation of the San Giacomo Dam. As regards the Delmi Group, it refers to the plants under construction at Simeri Crichi (CZ) and the repowering of the Turbigo (MI) thermoelectric plant belonging to Edipower S.p.A.;
- the Gas & Heat chain, for 82 million euro, of which 37 million euro for work on the plants and district heating networks in the Milan area and certain neighbouring municipalities (Aem's "old scope"), whereas the remaining 45 million euro involve the development of deposits in the Adriatic Sea and investments abroad (Delmi Group);
- the Services chain, for 13 million euro, involving buildings such as the buildings of the warehouse of Via Gonin and the Trento and Caracciolo substations, as well as purchases of equipment, furniture, fittings, IT equipment and other operating assets;
- the Networks & Regulated Markets chain, for 115 million euro. As regard the Aem "old scope", capital expenditure total 69 million euro and concerns the extension of the medium and low voltage networks, refurbishing of transformer and isolator cabins, modernisation of internal systems, laying medium and low pressure pipes, fitting of risers and meters. Capital expenditure for the Delmi Group amounts to 46 million euro and relates to the construction of the Caverzere-Minerbio gas pipeline and upgrading the Collalto storage facility;
- the Waste & Power chain, for 11 million euro, relating to investments by the Ecodeco Group;
- the Other Activities chain, for 7 million euro, relating to the Delmi Group.

The overall value of property, plant and equipment includes 346 million euro (432 million euro at December 31, 2006) of construction in progress and advance payments with decreases during the year of 86 million euro, detailed as follows:

- the increase of 178 million euro, resulting from capital expenditure incurred during the year under review;
- the decrease amounting to 264 million euro, of which 163 million related to the "old scope" of the AEM Group and 101 million euro to the Delmi Group due to the completion and subsequent start-up of the orders mainly concerning development and expansion works on the plant and machinery owned by the Group.

Property, plant and equipment include 133 million euro of leased assets, of which 59 million euro relate to the Delmi Group and 28 million euro to the Ecodeco Group, booked in accordance with IAS 17 (revised). The total value of residual debt included in "payables and other financial liabilities" amounts to 54 million euro.

Property, plant and equipment are almost all located in Italy and their value does not include any capitalised financial charges.

2) Investment property

Millions of euro	Balance at 12 31 2006	Changes during the year	Balance at 12 31 2007
Investment property	20	(15)	5

Investment property at December 31, 2007 consists of land and buildings not held for the Group's business purposes; they amount to 5 million euro and all relate to the Delmi Group. The reduction compared with December 31, 2006 is mainly attributable to the sale of certain civil buildings with a net book value of 14 million euro resulting in a gain of 9 million euro.

3) Intangible assets

Millions of euro	Net book value 12 31 2006	Capital expenditure	Other changes	Reclass.	Disposals/ aritedowns	Amorti-sation	Total change	Net book value 12 31 2007
Industrial patents and intellectual property rights	18	3	1	-	-	(5)	(1)	17
Concessions, licences, trademarks and similar rights	227	-	4	-	-	(21)	(17)	210
Work in progress	7	9	(7)	-	-	-	2	9
Other intangible assets	322	30	(2)	-	(2)	(51)	(25)	297
Total	574	42	(4)	-	(2)	(77)	(41)	533

Intangible assets at December 31, 2007 total 533 million euro compared with December 31, 2006, showing a decrease of 41 million euro, as a result of:

- the increase of 42 million euro due to capital expenditure during the year, of which 9 million euro relating to Services, 1 million euro deriving from the "Waste & Power" division, 30 million euro relating to the " Gas & Heat" division and 2 million euro referred to the Electricity division. This increase includes 32 million euro related to the Delmi Group, which comprise capital expenditure incurred for research and exploration of hydrocarbons reserves;
- the decrease of 6 million euro, concerning other changes and disposals of the year;
- the decrease of 77 million euro due to the amortisation for the year, of which 71 million euro related to the Delmi Group.

"Other assets" include 295 million euro relating to the valuation of medium/long-term "take or pay" hydrocarbons supply contracts of Edison S.p.A. booked during first-time consolidation of the Edison Group with the Delmi Group.

4) Goodwill

Millions of euro	**Balance at 12 31 2006**	**Changes during the year**	**Balance at 12 31 2007**
Goodwill	1,919	295	2.214

Goodwill at December 31, 2007 amounts to 2,214 million euro and shows a net increase of 295 million euro, compared with December 31, 2006, made up of:

- the increase of 187 million euro in the goodwill resulting from the purchase of a further 64% of Ecodeco S.r.l. in July 2007 in addition to the 30% interest already held from April 2005, as well as from the consolidation of 6% of the call/put options on the share capital of Ecodeco S.r.l. considered exercise;
- the increase of 8 million euro in the goodwill of the Ecodeco Group after the purchase of 4.16% of Fertilvita S.r.l.;
- the increase of 105 million euro for goodwill resulting from the accounting treatment of the Edison warrants held by Transalpina di Energia as indicated in the "Consolidation procedures";
- the decrease of 5 million euro deriving from the fall in goodwill after realisation of the tax benefits after the first-time consolidation date (IFRS 3 paragraph 65) by the Delmi Group.

Goodwill amounts to 2,214 million euro at December 31, 2007, and refers to the following:

Millions of euro	12 31 2007	12 31 2006
Enel Distribuzione S.p.A.'s business	110	110
Aem Calore & Servizi S.p.A.	4	4
Edipower S.p.A.	2	2
Delmi Group	1,875	1,775
Ecodeco Group	223	28
Total	**2,214**	**1,919**

IAS 36 says that goodwill, being an intangible asset with an indefinite useful life, is not to be amortised systematically, but submitted to an impairment test at least once a year. Given that goodwill does not generate independent cash flows nor can it be sold independently, IAS 36 states that the recoverable value of goodwill shown in the balance sheet can be estimated on a residual basis, using — depending on the situation — either the fair value, net of selling costs, or the value in use of a series of assets that make up the Cash Generating Unit(s) to which they belong: the Cash Generating Unit (or groups of Cash Generating Units).

The fair value, net of selling costs, of a cash generating unit (or groups of CGUs) is the amount, based on the best information available, that would be obtainable from the sale of the unit in a bargained transaction between knowledgeable, willing parties.

The value in use of a cash generating unit (or groups of CGUs) is the discounted present value of estimated future cash flows expected to arise from the continuing use of the unit , and from its disposal at the end of its useful life. Value in use is calculated by using the Discounted Cash Flow method, which provides for an estimate of the future cash flows, discounting them at an appropriate discount rate.

Management has prepared its gross margin forecasts on the basis of reasonable and tenable assumptions that reflect the value of the cash generating unit (or groups of CGUs) in its current conditions, which also represent the best possible estimate of the economic conditions that are likely to exist over its residual useful life. The following elements were taken into consideration in determining the value in use:

- future cash flows for a period not exceeding five years estimated by management, based on the most recent forecasts, that represent the best possible estimate of the economic conditions that are likely to exist over its residual useful life;
- the cash flows after this time horizon, estimated by assuming a zero rate of growth, unless a higher rate is justified (though it should in any case be lower than the average long-term rate of growth of the products, industrial sectors, countries and markets in which the company operates);

- the terminal value, in other words the cash flow deriving from disposal at the end of the useful life of the asset, estimated for prudence sake as zero or the sum of the net book value of property, plant and equipment, net working capital and provisions;
- the discount rate is set to reflect current market valuations for the present value of money and specific risks related to the business. The discount rate has been estimated on a consistent basis with the cash flows being considered by determining the weighted average cost of capital (WACC).

The following is a summary of the goodwill attributable to the individual Cash Generating Units, excluding that of the Delmi Group, of 1,875 million euro, which is described later on, specifying for each the type of recoverable value considered, the discount rates used and the time horizon of the cash flows.

C.G.U.	Millions of euro 12 31 2007	Recoverable amount	W.A.C.C. 2007	W.A.C.C. 2006
Aem Elettricità S.p.A.	110	Value in use	8.13% (1)	6.5% (1)
Aem Calore & Servizi S.p.A.	4	Value in use	8.29% (1)	7.4% (1)
Edipower S.p.A.	2	Value in use	10.0% (1)	7.4% (1)
Ecodeco S.r.l.	223	Fair value less selling costs	9.65% (1)	7.5% (1)

(1) Pre-tax discount rate applied to future cash flows.

Cash generating unit: Aem Elettricità S.p.A.

The goodwill of 110 million euro arising on acquisition of the business unit from Enel Distribuzione S.p.A. by Aem Elettricità S.p.A. on November 1, 2002 was tested for impairment. To this end, the value of this goodwill was attributed to the cash generating unit Aem Elettricità S.p.A., the recoverable amount of which was determined on the basis of its value in use.

In the interests of full disclosure, we would like to point out that when determining value in use, we took into consideration a time horizon up to expiry of the concession for the distribution of electricity in Milan and Rozzano.

No impairment loss was identified as a result of this test.

Cash generating unit: Aem Calore & Servizi S.p.A.

The 4 million euro of goodwill arising on line-by-line consolidation of Aem Calore & Servizi S.p.A. was tested for impairment. To this end, the value of this goodwill was attributed to the

cash generating unit Aem Calore & Servizi S.p.A., the recoverable amount of which was determined on the basis of its value in use over a time horizon of 20 years.
No impairment loss was identified as a result of this test.

Goodwill of Edipower S.p.A.

The 2 million euro of goodwill arising on proportional consolidation of the investment in Edipower S.p.A. was tested for impairment. After impairment testing, the value of this goodwill was allocated to the CGU Edipower S.p.A..
The recoverable amount of the CGU Edipower S.p.A. was determined on the basis of its value in use, including the future operating cash flows estimated by management on the basis of recent forecasts, considering the profitability generated by the productive assets and evaluating the energy produced by the plants from the point of view of the AEM Group. No impairment loss was identified as a result of this test.

Ecodeco Goodwill

The 223 million euro of goodwill arising on line-by-line consolidation of the investment in Ecodeco S.r.l. was tested for impairment. After impairment testing, the value of this goodwill was allocated to the CGU Ecodeco S.r.l..
The recoverable amount of the CGU Ecodeco S.r.l. was determined on the basis of its value in use, including the future operating cash flows estimated by management on the basis of recent forecasts.
No impairment loss was identified as a result of this test.

Goodwill - Delmi Group

This analysis was carried out by an independent expert who estimated the value in use of the Cash Generating Units in question by applying statistical simulation techniques, such as the Montecarlo Method, considering the cash flows based on the economic and financial plan of the Edison Group, as well as a terminal value in line with the nature of the investments and with the sectors in which Edison operates. These cash flows were discounted on the basis of a pre-tax weighted average cost of 10% for the electricity chain and of 11.3% for the hydrocarbons chain. The recoverable amount determined on the basis of this statistical process was higher, per each Cash Generating Unit, than the book value of the respective amounts of net capital employed.
No impairment loss was identified as a result of this test on the Delmi Group's goodwill.

The following table summarises the composition and allocation of goodwill of the Delmi Group for impairment test purposes:

Millions of euro	2007	2006
Edison Group (50%)	1,758	1,758
Consolidation of Edison with Transalpina di Energia (50%)	103	3
Consolidation of Transalpina di Energia with Delmi	14	14
Total	**1,875**	**1,775**
Allocated to:		
- Electricity chain	1,417	1,417
- Hydrocarbons chain	458	358
Total	**1,875**	**1,775**

The goodwill of the Delmi Group mainly refers to the Edison Group and to the latter's subsequent consolidation with Transalpina di Energia.
The increase compared with the previous year is largely due to the additional goodwill booked as a result of Transalpina di Energia exercising its Edison warrants.

On the basis of the strategic organisational decisions made by the Edison Group, for impairment test purposes the goodwill of Transalpina di Energia Group has been allocated to the two sets of Cash Generating Units known respectively as the "Electricity chain" and the "Hydrocarbons chain", and to the Group as a whole.
Bearing this in mind, the additional goodwill deriving from proportional consolidation of the Transalpina di Energia Group with Delmi has been allocated to the hydrocarbons chain.

5) Investments valued at equity

Investments in associates, valued under the equity method, amount to 87 million euro (61 million euro at December 31, 2006).

The following tables shows changes of the year:

Investments in associates carried at equity *Millions of euro*	**"Old scope" Aem**	**Group Delmi**	**Group Ecodeco**	**Total**
Amount at December 31, 2006	39	22	-	61
Changes during the year:				
- acquisition and capital increases	8	2	-	10
- sales	-	-	-	-
- revaluations	2	1	-	3
- writedowns	(1)	(1)	-	(2)
- reclassifications	17	-	-	17
- other changes	-	(2)	-	(2)
Total changes for the year	26	-	-	26
Amount at December 31, 2007	65	22	-	87

Compared with December 31, 2006, investments at December 31, 2007 show a net increase of 26 million euro due for 8 million euro to the acquisition of 3,484,755 shares of AGAM Monza S.p.A., raising Aem's interest to 24.99% of the share capital of this company, 17 million euro to reclassification of the investment previously held in AGAM Monza S.p.A. (17.49%) from "Other non-current financial assets - financial assets held for sale" to this item as the investment has gone over 20%, resulting in a significant influence (making it an associate), and 1 million euro to the net effect of the valuation at equity of the investments held by the parent company in associates. The changes concerning the investments of the Delmi Group had a net effect of zero, being the increase in capital of Galsi, amounting to 2 million euro, and net effect of write-ups and writedowns (zero) and other negative changes of 2 million euro.

In addition:

- no associate is quoted, with the exception of ACSM S.p.A.;
- the financial statements at December 31, 2007 of the parent company AEM S.p.A. give key figures for all direct investments in direct associates;
- the consolidated financial statements reflect all of the profit and losses made by associates.

6) Other non-current financial assets

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007	of which included in NFP	
				12 31 2006	12 31 2007
Metroweb convertible bond loan	24	1	25	-	-
Financial assets held to maturity (HTM)	1	(1)	-	-	-
Loans and receivables (L&R)	62	-	62	39	41
Financial assets due from related parties	1	-	1	1	1
Financial assets available for sale (AFS)	418	164	582	-	-
Other financial assets	1	(1)	-	-	-
Total	**507**	**163**	**670**	**40**	**42**
of which:					
- *"Old scope" of the AEM Group*	*383*	*134*	*517*	-	-
- *Delmi Group*	*123*	*30*	*153*	-	-
- *Ecodeco Group*	*1*	*(1)*	-	-	-

The other non-current financial assets total 670 million euro (507 million euro at December 31, 2006) and are made up of:

- convertible bond loan issued by Metroweb S.p.A., which was fully subscribed by AEM S.p.A. in accordance with the sale agreement for this investment; the increase of 1 million euro compared with the end of 2006 is due to the capitalisation of interest;
- financial assets held to maturity with a value lower than 1 million euro (1 million euro at December 31, 2006) related to the Delmi Group;
- loans and receivables resulting from operations of 62 million euro (unchanged compared with December 31, 2006); they relate principally to the Delmi Group and are mainly made up of the receivable for the financial lease related to the thermoelectric plant of Ibiritermo in Brazil in compliance with IFRIC 4, as well as of the receivable from IPSE 2000;
- financial assets due from related parties for 1 million euro, the same as at December 31, 2006, relate to the loan granted by the parent company to the associate Alagaz S.p.A. to carry out the "Methanisation of Porgolovo" project in St. Petersburg;

- financial assets available for sale amounting to 582 million euro (418 million euro at December 31, 2006) the changes of which are reported in the following table:

Financial assets available for sale *Millions of euro*	**"Old scope" Aem**	**Group Delmi**	**Group Ecodeco**	**Total**
Amount at December 31, 2006	**357**	**61**	**-**	**418**
Changes during the year:				
- acquisition and capital increases	-	33	-	33
- sales	-	-	-	-
- revaluations (*)	151	-	-	151
- writedowns (*)	-	(4)	-	(4)
- reclassifications	(17)	-	-	(17)
- other changes	-	1	-	1
Total changes for the year	**134**	**30**	**-**	**164**
AMOUNT AT DECEMBER 31, 2007	**491**	**91**	**-**	**582**

(*) Revaluations and writedowns refer to the valuation at fair value with contra-entry to an equity reserve.

The changes for the year mainly concerned:

- reclassification (17 million euro) to "Investments valued at equity" of the interest in AGAM Monza S.p.A., which became an associate as a result of the investment being raised from 17.49% to 24.99% following the purchases made during the year;
- the increase (151 million euro) in the valuation at fair value of the investment in ATEL S.A.;
- the increase in capital of the Delmi Group (33 million euro) for the amounts invested in Terminale GNL Adriatico (Delmi Group);
- writedowns (4 million euro) and other changes (1 million euro) relating to the Delmi Group.

The investments included under long-term financial assets, both consolidated and non-consolidated, and the investments carried at equity or at fair value or at cost adjusted in case of impairment, are listed in attachments 3, 4, 5, 6 and 7 to the notes 8).

7) Non-current derivatives

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007	of which included in NFP	
				12 31 2006	12 31 2007
Non-current derivatives	**28**	**(3)**	**25**	**28**	**25**
of which:					
- *"Old scope" of the AEM Group*	*28*	*(3)*	*25*	-	-
- *Delmi Group*	-	-	-	-	-
- *Ecodeco Group*	-	-	-	-	-

At December 31, 2007 these amount to 25 million euro (28 million euro at December 31, 2006) entirely attributable to the "old scope" of the AEM Group and relating principally to the measurement at fair value of the derivatives stipulated in connection with the committed lines of credit and to the measurement at fair value of the derivatives hedging the interest rate risk on the loan granted by the Cassa Depositi e Prestiti.

8) Deferred tax assets

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007
Deferred tax assets	**263**	**6**	**269**
of which:			
- *"Old scope" of the AEM Group*	*187*	*30*	*217*
- *Delmi Group*	*67*	*(20)*	*47*
- *Ecodeco Group*	*9*	*(4)*	*5*

They amount to 269 million euro (263 million euro at December 31, 2006) and relate principally to taxes on taxed risk provisions, taxes on amortisation, depreciation and writedowns of non-current assets, the benefit of carry-forward tax losses, as well as taxes arising from the application of IAS 39 on financial instruments.

Note that as a result of the evolution that took place in 2007 in the dispute over the moratorium (Law no. 46 of April 6, 2007) at the end of the year it was considered opportune to take into account the tax effect of the consolidation entries to eliminate intercompany gains. On consolidation, deferred tax assets were provided for an amount of 41 million euro representing the benefit that is expected to be obtained with a high degree of probability over a time horizon limited to the next three years based on approved business plans currently available.

9) Other non-current assets

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007
Other non-current assets:			
Other non-current receivables	46	(15)	31
Restricted or pledged deposits	2	7	9
Other non-current assets	5	1	6
Total non-current assets	**53**	**(7)**	**46**
of which:			
- "Old scope" of the AEM Group	*7*	*(3)*	*4*
- Delmi Group	*45*	*(6)*	*39*
- Ecodeco Group	*1*	*2*	*3*

Other non-current assets amount to 46 million euro (53 million euro at December 31, 2006) and are made up of:

- 31 million euro related to other non-current receivables (46 million euro at December 31, 2006). The decrease of 15 million euro is mainly due to lower receivables of the Delmi Group for tax rebates requested;
- 9 million euro (2 million euro at December 31, 2006) related to restricted or pledged deposits. This caption relates to the consolidation of the Delmi Group; it refers to guarantee deposits for timely reimbursement of the short and long-term instalments of project financing and to the balance of the interest bearing restricted deposit deriving from the sale of Serene S.p.A. payment of which depends on the future evolution of the CIP 6/92 regulations 6/92;
- 6 million euro (5 million euro at December 31, 2006) concerns other non-current assets and refers to costs already incurred, but pertaining to future years.

The decrease, 7 million euro, derives principally from the lower receivables of the Delmi Group in connection with tax credits for which reimbursement was received during the period under review.

Current assets

10) Inventories

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007
- Materials	30	8	38
- Inventory obsolescence reserve	(1)	-	(1)
- Fuel	45	(9)	36
- Other	39	(39)	-
Raw, ancillary and consumable materials	**113**	**(40)**	**73**
- Finished products and goods for resale	170	(41)	129
- Advance payments	-	-	-
Inventories	**283**	**(81)**	**202**
of which:			
- *"Old scope" of the AEM Group*	*86*	*(13)*	*73*
- *Delmi Group*	*194*	*(69)*	*125*
- *Ecodeco Group*	*3*	*1*	*4*

Inventories at December 31, 2007 amount to 202 million euro (283 million euro at December 31, 2006), of which 125 million euro refers to the Delmi Group, 73 million euro to the "old scope" of the AEM Group and 4 million euro to the Ecodeco Group; they show an overall decrease of 81 million euro compared with the end of the previous year. The changes of the year concerned:

- the increase in inventories of materials (8 million euro), due to the increase in inventories of the Delmi Group;
- the increase in fuel inventories (9 million euro), mainly due to consumption by the Delmi Group, as well as a decrease in the fuel stocks of Aem Trading S.r.l.;
- the reduction in other inventories (39 million euro), in particular in the inventories of green certificates of the Delmi Group;
- the reduction in gas stored by the Delmi Group and by Plurigas S.p.A. (41 million euro).

The decrease in inventories of raw, ancillary and consumable materials is represented for 39 million euro by inventories of green certificates, particularly of the Delmi Group, which at December 31, 2007 only show a minor amount.

The book value of materials in inventory was written down to current value by means of an obsolescence reserve. This reserve, which at December 31, 2007, amounted to 1 million euro, remained unchanged versus December 31, 2006, was set aside to write down materials that are slow-moving in the medium term, as well as those that are considered obsolete.

11) Trade receivables

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007
Receivables from customers			
Receivables from customers	1,663	28	1,691
Reserve for bad and doubtful accounts	(49)	(17)	(66)
Total receivables from customers	**1,614**	**11**	**1,625**
Receivables from affiliates			
Parent entity	42	(15)	27
Associates	23	41	64
Total receivables from affiliates	**65**	**26**	**91**
TOTAL	**1,679**	**37**	**1,716**
of which:			
- *"Old scope" of the AEM Group*	*667*	*172*	*839*
- *Delmi Group*	*948*	*(131)*	*817*
- *Ecodeco Group*	*64*	*(4)*	*60*

At December 31, 2007, trade receivables amount to 1,716 million euro (1,679 million euro at December 31, 2006), of which 839 million euro referring to the "old scope" of Aem, 817 million euro arising from the consolidation of the Delmi Group and 60 million euro arising from the consolidation of the Ecodeco Group, They show an increase of 37 million euro mainly due to the growth in receivables from associates and third parties for the sale of electricity and gas.

At December 31, 2007 the provision for bad and doubtful accounts amounts to 66 million euro with an increase of 17 million euro compared with the end of the previous year. This provision is considered adequate to cover the risk to which it refers; movements are shown in the table below:

Millions of euro	Amount at 12 31 2006	Provision	Utilisations	Other changes	Amount at 12 31 2007
Provision for bad and doubtful accounts from users and customers	49	27	(6)	(4)	66

12) Other current assets

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007
Other current assets			
- due to the Electricity Equalisation Fund	50	16	66
- advances to suppliers	4	8	12
- miscellaneous receivables	129	39	168
- receivables for VAT and miscellaneous	37	24	61
- other current assets	13	–	13
Total other current assets	**233**	**87**	**320**
of which:			
- *"Old scope" of the AEM Group*	*109*	*43*	*152*
- *Delmi Group*	*121*	*44*	*165*
- *Ecodeco Group*	*3*	–	*3*

At December 31, 2007 other current assets amount to 320 million euro (233 million euro at December 31, 2006). The increase, amounting to 87 million euro, is mainly attributable to the rise in amounts due from the tax authorities for VAT, to the growth in receivables from the Electricity Equalisation Fund, as well as in miscellaneous receivables.

13) Current financial assets

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007	of which included in NFP	
				12 31 2006	12 31 2007
Trading investments (HFT)	5	–	5	5	5
Financial assets held to maturity (HTM)	–	–	–	–	–
Loans and receivables (L&R)	14	(12)	2	14	1
Financial assets available for sale (AFS)	–	–	–	–	–
Other financial assets	–	–	–	–	–
Financial assets due from related parties	–	–	–	–	–
Total	**19**	**(12)**	**7**	**19**	**6**
of which:					
- *"Old scope" of the AEM Group*	–	–	–	–	–
- *Delmi Group*	*19*	*(12)*	*7*	–	–
- *Ecodeco Group*	–	–	–	–	–

This caption shows a balance of 7 million euro at December 31, 2007 (19 million euro at December 31, 2006) and refers solely to the Delmi Group; the decrease compared with December 31, 2006 is due to lower loans and receivables originated by the company.

14) Current derivatives

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007	of which included in NFP	
				12 31 2006	12 31 2007
Current derivatives	43	35	78	19	32
of which:					
- *"Old scope" of the AEM Group*	*5*	*12*	*17*	-	-
- *Delmi Group*	*38*	*23*	*61*	-	-
- *Ecodeco Group*	-	-	-	-	-

At December 31, 2007 this caption comes to 78 million euro (43 million euro at December 31, 2006) and is made up of:

- for 17 million euro (5 million euro at December 31, 2006) related to the "old scope" of Aem and arising from the measurement at fair value of commodity derivatives of Aem Trading S.r.l. and Plurigas S.p.A., and of the measurement at fair value of derivatives stipulated in connection with the Edipower loan;
- for 61 million euro (38 million euro at the end of the previous year) relating to Delmi Group's transactions in derivatives on interest rates (30 million euro), exchange rates (1 million euro) and commodities (30 million euro).

Compared with December 31, 2006, there has been an increase in the derivatives hedging committed bank credit lines of 12 million euro, following its adjustment to fair value at December 31, 2007, as well as an increase in the valuation of derivatives of the Delmi Group, (23 million euro) in particular those relating to interest rate swap contracts for the loan stipulated by Transalpina di Energia S.r.l..
See the paragraph entitled "Other information" for further disclosure about derivatives.

15) Current tax assets

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007
Current tax assets	**17**	**13**	**30**
of which:			
- *"Old scope" of the AEM Group*	*7*	*16*	*23*
- *Delmi Group*	*8*	*(1)*	*7*
- *Ecodeco Group*	*2*	*(2)*	*-*

At December 31, 2007 this caption amounts to 30 million euro (17 million euro at December 31, 2006). The increase of 13 million euro is mainly due to the reduction in current tax receivable relating to the "old scope" of the AEM Group, 16 million euro, partly offset by a decrease in the tax receivable by the Delmi Group, 1 million euro, and by the Ecodeco Group, 2 million euro.

16) Cash and cash equivalents

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007	of which included in NFP	
				12 31 2006	12 31 2007
Bank and postal deposits	253	(154)	99	253	99
Cash and cash equivalents	-	-	-	-	-
Receivables for financial transactions	-	-	-	-	-
Total	**253**	**(154)**	**99**	**253**	**99**
of which:					
- *"Old scope" of the AEM Group*	*23*	*22*	*45*	-	-
- *Delmi Group*	*149*	*(97)*	*52*	-	-
- *Ecodeco Group*	*81*	*(79)*	*2*	-	-

Liquid funds at December 31, 2007 amount to 99 million euro (253 million euro at December 31, 2006).

The decrease of 154 million euro compared with December 31, 2006 is due to:

- lower liquid funds of the Delmi Group (97 million euro);
- lower liquid funds of the Ecodeco Group (79 million euro);
- an increase in the liquidity of the "old scope" of the AEM Group (22 million euro).

Cash at bank includes interest accrued but not yet credited at the period-end.

17) Non-current assets held for sale

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007	of which included in NFP	
				12 31 2006	12 31 2007
Non-current assets held for sale	**116**	**47**	**163**	**9**	**18**
of which:					
- *"Old scope" of the AEM Group*	*0.5*	*(0.5)*	*-*	-	-
- *Delmi Group*	*115.5*	*43.5*	*159*	-	-
- *Ecodeco Group*	*-*	*4*	*4*	-	-

At December 31, 2007 this caption shows a balance of 163 million euro and refers to:

- the Delmi Group for the assets in the disposal group made up of the businesses of seven thermoelectric CIP 6/92 power stations, as explained in the section entitled "Scope of consolidation" (159 million euro);
- the Ecodeco Group for the assets involved in certain businesses due to be sold (4 million euro).

There are no encumbrances on these assets.

At December 31, 2006 this caption included the assets relating to the investments in Mestni Plinovodi d.o.o. and Serene S.p.A. which were sold off during the period under review.

EQUITY AND LIABILITIES

Equity

Equity, which at December 31, 2007 amounts to 4,839 million euro (3,972 million euro at December 31, 2006), is detailed in the table below:

Millions of euro	**Amount at 12 31 2006**	**Changes during the year**	**Amount at 12 31 2007**
Equity pertaining to the Group:			
Share capital	936	-	936
(Treasury shares)	(25)	(39)	(64)
Reserves	767	329	1,095
Net profit for the year	295	(3)	292
Total equity pertaining to the Group	**1,973**	**287**	**2,260**
Minority interests	1,999	580	2,579
Total equity	**3,972**	**867**	**4,839**

Equity pertaining to the Group

The overall movement in equity pertaining to the Group is the result of the combined effect of the net profit for the period (292 million euro), the dividends distributed by the parent company AEM S.p.A. (125 million euro) and other positive changes (120 million euro), which mainly include the positive effects of the IAS 32 and 39 valuations of derivatives used as cash flow hedges and of available for sale investments (160 million euro), other positive changes (20 million euro) and the negative effects of valuing the put option on the Delmi shares (26 million euro) and the exercise of Edison warrants (34 million euro). See the paragraph on "Consolidation procedures" for further discussion of this last point. The dividend that was distributed amounted to 0.07 euro per share.

18) Share capital

At December 31, 2007 the share capital totals 936 million euro and consists of 1,800,047,400 shares with a unit value of 0.52 euro each.

19) Treasury shares

At December 31, 2007 they amount to 64 million euro (25 million euro at December 31, 2006) and refers to 30,434,850 treasury shares held by the company (16,159,850 at December 31,

2006). The increase is due to the purchase, during the period under review, of 14,275,000 treasury shares. This item has been deducted from equity in accordance with IFRS.

20) Reserves

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007
Reserves	767	329	1,096

Reserves, amounting to 1,096 million euro at December 31, 2007 (767 million euro at December 31, 2006), include the positive adjustments of previous periods, the consolidation adjustments relating to the figures booked in the prior year financial statements of the Group companies and the retained earnings and accumulated losses of certain subsidiaries. It also includes the cash flow hedge reserve for the valuation, at December 31, 2007, of derivatives that comply with hedge accounting requirements at the end of the period and the reserve deriving from "assets available for sale".
Other reserves also include the effects of applying IAS 32 paragraph 23 to the put options stipulated by Delmi with Dolomiti Energia S.p.A. (DE) and Società Elettrica Altoatesina SEL S.p.A. (SEL). As explained in detail in the paragraph on "Consolidation policies and procedures", the difference between the present value of the strike price of these put options and the book value of the minority interests is booked as a reduction of Group equity (if positive) or as an increase in Group equity (if negative).
At December 31, 2006 this difference was positive for 17 million euro, whereas at December 31, 2007 it is negative for 9 million euro. The effect for the year is therefore a reduction in Group equity of 26 million euro.

In total, other reserves show an increase compared with December 31, 2006 of 329 million euro as a result of allocation of the net profit for the previous year, which net of dividends of 125 million euro increased them by 170 million euro (of which 8 million euro (5%) to the legal reserve as required by article 2430 of the Italian Civil Code), as well as the positive effects of the valuation as per IAS 32 and 39 of derivatives designated as cash flow hedge and available-for-sale investments, for 160 million euro, and other positive changes for 59 million euro, mainly as a result of reclassifying a portion of minority interests relating to the Delmi Group for the dividends paid to third-party shareholders by Delmi S.p.A.. These positive effects were offset by negative changes regarding the exercise of the Edison warrants, for 34 million euro and the valuation of the put options of the Delmi shares for 26 million euro.

21) Net profit for the year

It amounts to 292 million euro and includes the result of the year under review.

22) Minority interests

At December 31, 2007 this caption amounts to 2,579 million euro (1,999 million euro at December 31, 2006) and represents the portion of capital, reserves and net result pertaining to minority interests. The increase (580 million euro) is due to the net profit for the period of 194 million euro, the exercising of the Edison warrants which entailed an increase of 543 million euro, the subscription of the Ecodeco and Fertilvita options which involved a decrease of 93 million euro, the distribution of dividends which involved a reduction of 85 million euro, the effects of applying IAS 32 para. 23 to the put options stipulated by AEM S.p.A. with Dolomiti Energia S.p.A. (DE) and Società Elettrica Altoatesina SEL S.p.A. (SEL) on the Delmi S.p.A. shares held by them, as described in paragraph "Consolidation policies and procedures", which led to a rise of 46 million euro, and other changes, with a negative impact of 25 million euro. For further information on the exercise of the Edison warrants and on the valuation of the Ecodeco and Fertilvita options, see the paragraph on "Consolidation procedures".

The following are the "Reconciliation between the AEM S.p.A.'s net result and the net result of the Group" and the "Reconciliation between the AEM S.p.A.'s equity and the equity pertaining to the Group".

Reconciliation between the AEM S.p.A.'s net result and the net result of the Group

Millions of euro	12 31 2007
Net profit for the year of AEM S.p.A.	**86**
Intercompany dividends eliminated from the consolidated financial statements	(105)
Results of subsidiaries, associates and joint ventures not included in the financial statements of AEM S.p.A.	263
Other consolidation adjustments	48
Net profit for the year pertaining to the Group	**292**

Reconciliation between the AEM S.p.A.'s equity and the equity pertaining to the Group

Millions of euro)	12 31 2007
Equity of AEM S.p.A.	**2,325**
Elimination of the residual portion of the equity reserve resulting from the intercompany profit on the transfer of businesses	(575)
Retained earnings/Accumulated losses	281
Intercompany dividends eliminated from the consolidated financial statements	(105)
Results of subsidiaries, associates and joint venture not included in the financial statements of AEM S.p.A.	263
Other consolidation adjustments	71
Equity pertaining to the Group	**2,260**

LIABILITIES'

Non-current liabilities

23) Financial liabilities - non-current portion

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007	of which included in NFP	
				12 31 2006	12 31 2007
Non-convertible bonds	1,141	(27)	1,114	1,141	1,114
Convertible bonds	-	-	-	-	-
Payables to shareholders for loans	-	-	-	-	-
Due to banks	1,665	875	2,540	1,665	2,540
Due to other providers of finance	256	(55)	201	256	201
Finance lease payables	53	(16)	37	53	37
Securities issued	-	-	-	-	-
Total	**3,115**	**777**	**3,892**	**3,115**	**3,892**
of which:					
- *"Old scope" of the AEM Group*	*632*	*481*	*1,113*	-	-
- *Delmi Group*	*2,446*	*316*	*2,762*	-	-
- *Ecodeco Group*	*37*	*(20)*	*17*	-	-

Medium/long-term financial liabilities amount to 3,892 million euro (3,115 million euro at December 31, 2006) and have increased by 777 million euro essentially due to:

- the increase in amounts due to banks (875 million euro) following the renegotiation of the Edipower loan which led to its reclassification from "Current liabilities" to "Non-current liabilities" (810 million euro), partly offset by the repayment of certain bank loans;

- the reduction in non-convertible bonds (27 million euro) as a result of the valuation at fair value of the bond loan issued by AEM S.p.A. in October 2003 and placed on the international Eurobond market, which entailed a reduction of 9 million euro, and the valuation at amortised cost of the bond loans issued by Delmi Group, which entailed a decrease of 18 million euro;
- the reduction in amounts due to other providers of finance (55 million euro) for reclassification of the current portions to current liabilities;
- the decrease of 16 million euro in lease payables mainly due to the reclassification (6 million euro) to financial liabilities - current portion of payables to leasing companies for the sale and lease-back transaction by AEM S.p.A. in 2001 of the building in Corso di Porta Vittoria, Milan, and the decrease following repayment of the lease payables of the Delmi Group (5 million euro) and of the Ecodeco Group (5 million euro).

The balance of non-convertible bonds at December 31, 2007 includes an amount of 499 million euro for the above mentioned bond loan issued by AEM S.p.A. and an amount of 615 million euro for the following bond loans issued by Edison S.p.A. and already considered for Aem's 50% share:

Millions of euro	**Expiry**	**Nominal value in circulation**	**Amortised cost**	**Fair value**
Euro Medium Term Notes:				
Edison S.p.A.	12.10.2010	350.0	362.5	355.0
Edison S.p.A.	07.19.2011	250.0	253.0	254.0
Total		**600.0**	**615.5**	**609.0**

Note that the Edison bonds were valued at fair value at the time that control was acquired by Transalpina di Energia, which involved booking higher debt at December 31, 2007 of 23 million euro, of which 7 million euro is included in short-term liabilities.

The nature and content of medium/long-term loans are explained in the section "Other information" - "Debt, Default Risk and Covenants of the AEM Group".

24) Non-current derivatives

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007	of which included in NFP	
				12 31 2006	12 31 2007
Non-current derivatives	3	(3)	-	3	-
of which:					
- *"Old scope" of the AEM Group*	-	-	-	-	-
- *Delmi Group*	3	(3)	-	-	-
- *Ecodeco Group*	-	-	-	-	-

At December 31, 2007 this caption shows a zero balance. At December 31, 2006 it showed a balance of 3 million euro related to the consolidation of the Delmi Group.

25) Deferred tax liabilities

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007
Deferred tax liabilities	769	(140)	629
of which:			
- *"Old scope" of the AEM Group*	211	(4)	207
- *Delmi Group*	548	(131)	417
- *Ecodeco Group*	10	(5)	5

This caption includes the changes made to the financial statements of the individual companies to eliminate interference on the part of adjustments and provisions made solely for tax purposes ("defiscalisation") and the provision for deferred tax liabilities of all companies of the AEM Group for IRES and IRAP, which will be in force at the time the temporary differences that generated them reverse.

Note that the provision for deferred tax liabilities has been adjusted for the new IRES and IRAP income tax rates introduced by the Budget Law 2008 in force from fiscal year 2008 (27.5% and 3.90% respectively).

The decrease, 140 million euro, is mainly because of the rate adjustment on the differences in value of the Delmi Group's property, plant and equipment.

Details of deferred tax liabilities are given below, based on the nature of the temporary differences which generated them, taking into account that for certain Group companies they have been offset against deferred tax assets, if the requirements of IAS 12 are met.

Analysis of deferred tax assets and liabilities - *Millions of euro*	**Consolidated financial statements 12 31 2007**	**Consolidated financial statements 12 31 2006**
Deferred tax liabilities		
Value difference in property, plant and equipment	572	740
Adoption of the finance lease standard (IAS 17)	26	28
Adoption of the financial instruments standard (IAS 39)	24	20
Other deferred tax liabilities	47	33
Total provision for deferred tax liabilities (A)	**669**	**821**
Receivables for deferred tax assets used in compensation		
Taxed risk provisions	33	42
Adoption of the financial instruments standard (IAS 39)	7	8
Value difference in property, plant and equipment	-	2
Total deferred tax assets (B)	**40**	**52**
Total provision for deferred tax liabilities, net of deferred tax assets (A – B)	**629**	**769**

26) Employee benefits

Millions of euro	**Amount at 12 31 2006**	**Changes during the year**	**Amount at 12 31 2007**
Employee benefits	**210**	**(12)**	**198**
of which:			
- *"Old scope" of the AEM Group*	171	(9)	162
- *Delmi Group*	36	(2)	34
- *Ecodeco Group*	3	(1)	2

Changes during the year are shown in the following table:

Millions of euro	**Amount at 12 31 2006**	**Provision**	**Utilisations**	**Reclass.**	**Other changes**	**Amount at 12 31 2007**
Severance indemnities	108	10	(12)	-	(4)	102
Employee benefits	102	1	(6)	-	(1)	96
Totale	**210**	**11**	**(18)**	**-**	**(5)**	**198**

At December 31, 2007 this caption amounts to 198 million euro (210 million euro at December 31, 2006) and is made up of:

- Severance indemnities

  Severance indemnities represent a form of personnel remuneration which is paid on a deferred basis when the person leaves the company. It accrues in proportion to the duration of the employment relationship and for the company represents an additional element in the purchase of labour.

  Starting from 2007, the rules governing severance indemnities were changed by Law 296/2006 (Budget Law 2007), as explained in the section on accounting policies to which reference should be made.

  This amounts to 102 million euro (108 million euro at December 31, 2006) and includes the total liability for severance indemnities accrued by employees on the books at December 31, 2007, net of advances as per article 1 of Law 297 of May 29, 1982. It also includes the liability for payments in lieu of notice accrued by entitled employees, hired before February 1, 1983 and still on the payroll at the end of the period.

  In line with IAS 19, this item has been determined according to the "projected unit credit method" which calculates the liability in proportion to the years of service already matured at the balance sheet date, compared with the total period of service that could be rendered.

  The decline in severance indemnities, compared with the previous year, amounts to 6 million euro and is attributable to the difference between the provisions and utilisations made during the year, as well as to the portion paid over to INPS and other supplementary pension funds during the year.

  Note that severance indemnities reflect the impact of curtailment deriving from the new method of calculating them based on the provisions of the Budget Law no. 296 of December 27, 2006.

The main assumptions used in the actuarial estimate of the severance indemnity provision are as follows:

	2007	2006
Discount rate	min. 4.00% - max. 4.60%	min. 4.00% - max. 4.50%
Rate of increase in labour cost (for companies with less then 50 employees)	min. 2.00% - max. 3.50%	min. 2.00% - max. 3.50%
Annual inflation rate	min. 1.50% - max. 2.00%	min. 1.50% - max. 2.00%

- Employee benefits

  This caption amounts to 96 million euro (102 million euro at December 31, 2006) and is made up of:

  - 51 million euro (54 million euro at December 31, 2006) for the discounts that employees receive on electricity and gas and the additional months' pay which relates to the fidelity bonus;
  - 37 million euro (40 million euro at December 31, 2006), being a provision for the present value, based on actuarial calculations, of the liability to retired former employees, who are entitled to a supplementary pension out of the Premungas fund, and to employees whose entitlement is currently accruing. This provision, which is considered sufficient at December 31, 2007 to cover the risk to which it refers, went down by 3 million euro compared with December 31, 2006 due to utilisations during the period;
  - 8 million euro (unchanged at December 31, 2006) for the present value, calculated on an actuarial basis, of payments in lieu of notice which are accruing and will be paid to employees who are entitled to them on termination of their employment. The methods of calculating the amount of this provision are already in line with the requirements of IAS 19.

The main assumptions used in the actuarial estimate of the severance indemnity provision are as follows:

	2007	2006
Discount rate	min. 4.00% - max. 4.60%	min. 4.00% - max. 4.50%
Annual inflation rate	min. 1.50% - max. 2.00%	min. 1.50% - max. 2.00%

27) Reserves for risks and charges

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007
Provisions for risks	**576**	**24**	**600**
of which:			
- *"Old scope" of the AEM Group*	*133*	*11*	*144*
- *Delmi Group*	*440*	*10*	*450*
- *Ecodeco Group*	*3*	*3*	*6*

At December 31, 2007 they amount to 600 million euro (576 million euro at December 31, 2006) and relate to:

- potential charges relating to outstanding disputes with local entities regarding local taxes and water off-take surcharges, and with social security institutions for contributions that they claim have not been paid, for a total of 116 million euro (102 million euro at December 31, 2006);

- the provision to cover the risk arising from the dispute with the Authority for Electricity and Gas regarding the method of calculating the update of the raw material component of the tariffs applied to sales to end-customers, 4 million euro (9 million euro at December 31, 2006). The decrease is due to the release of part of the provision following resolution 7907 issued by the Authority for Electricity and Gas, which reduced the risk relating to 2005;
- provisions for outstanding disputes with personnel and third parties and potential liabilities related to operations, 24 million euro (22 million euro at December 31, 2006) of which 19 million euro relates to Edipower S.p.A.; the decrease is essentially attributable to the lower provisions made by Edipower S.p.A. and, in particular, to provisions for environmental restoration and for disputes with third parties;
- provisions for risks of the Delmi Group, 450 million euro (440 million euro at December 31, 2006), made up as follows:

Millions of euro	**Amount at 12 31 2006**	**Provision**	**Utilisations**	**Other change**	**Amount at 12 31 2007**
Tax disputes	11	-	-	1	12
Disputes, litigation and settlements	85	5	(6)	5	89
Charges relating to contractual guarantees on sales of investments	75	1	(16)	2	62
Provisions for dismantling and reclamation of industrial sites	130	7	(2)	22	157
Environmental risks	35	1	(1)	6	41
Risks on investments	9	8	-	(2)	15
Other risks and charges	95	10	(17)	(14)	74
Total provisions for charges and risks - Delmi Group	**440**	**32**	**(42)**	**20**	**450**

- provisions for risks of the Delmi Group, 6 million euro (3 million euro at December 31, 2006), made up as follows Ecodeco.

Changes during the year are shown in the following table:

Millions of euro	**Amount at 12 31 2006**	**Provision**	**Utilisations**	**Other change**	**Amount at 12 31 2007**
Provisions for risks	576	34	(23)	13	600

28) Liabilities for refuse dumps

Millions of euro	**Amount at 12 31 2006**	**Changes during the year**	**Amount at 12 31 2007**
Other non-current liabilities	**42**	**(2)**	**40**
of which:			
- *"Old scope" of AEM Group*	-	-	-
- *Delmi Group*	-	-	-
- *Ecodeco Group*	*42*	*(2)*	*40*

At December 31, 2007 it amounts to 40 million euro (42 million euro at December 31, 2006) and essentially refers to liabilities for refuse dumps related to the Ecodeco Group for the environmental restoration and landfill post mortem costs.

Changes during the year are shown in the following table:

Millions of euro	**Amount at 12 31 2006**	**Provision**	**Utilisations**	**Other change**	**Amount at 12 31 2007**
Liabilities for refuse dumps	42	2	-	(4)	40

29) Other non-current liabilities

Millions of euro	**Amount at 12 31 2006**	**Changes during the year**	**Amount at 12 31 2007**
Other non-current liabilities	**225**	**32**	**257**
of which:			
- *"Old scope" of AEM Group*	*31*	*13*	*44*
- *Delmi Group*	*194*	*19*	*213*
- *Ecodeco Group*	-	-	-

At December 31, 2007 these amount to 257 million euro (225 million euro at December 31, 2006) and relate essentially to the non-current portion of payables in connection with the Delmi options as explained in the section on "Consolidation policies and procedures", as well as to guarantee deposits and amounts due to employees.

Current liabilities

30) Trade payables

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007
Advances	21	(6)	15
Trade payables	1,318	(37)	1,281
Trade payables to related parties:	10	6	16
- parent entity	5	(3)	2
- associates	5	9	14
Total trade payables	**1,349**	**(37)**	**1,312**
of which:			
- *"Old scope" of the AEM Group*	*522*	*67*	*589*
- *Delmi Group*	*786*	*(88)*	*698*
- *Ecodeco Group*	*41*	*(16)*	*25*

Trade payables amount to 1,312 million euro (1,349 million euro at December 31, 2006) and report a decrease of 37 million euro as a result of the following:

- the decrease of 6 million euro in advances from customers mainly due to the decrease in advance payments related to the "old scope" of Aem and the Delmi Group;
- the decrease of 37 million euro in payables to suppliers, due to the decreases in payables of the Delmi Group, 82 million euro, and in payables of the Ecodeco Group, 13 million euro, partly offset by the increase in payables of the "old scope" of the AEM Group, 58 million euro;
- the decrease of 3 million euro in payables to the Municipality of Milan;
- the increase of 9 million euro, in payables to associates.

31) Other current liabilities

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007
Payables to social security institutions	21	7	28
Other payables	509	(91)	418
Other current liabilities	11	(4)	7
Total other current liabilities	**541**	**(88)**	**453**
of which:			
- *"Old scope" of the AEM Group*	*237*	*(10)*	*227*
- *Delmi Group*	*294*	*(80)*	*214*
- *Ecodeco Group*	*10*	*2*	*12*

Other current liabilities amount to 453 million euro (541 million euro at December 31, 2006) and report a decrease of 88 million euro as a result of the following:

- the increase of 7 million euro in payables to social security institutions;
- the decrease of 91 million euro in other payables is mainly caused by the booking of payables relating to the valuation of the options to buy 70% of Ecodeco, the adjustment of the current portion of the payables relating to the Delmi options, the adjustment of the amount due to the financing partners of Edipower S.p.A. in connection with the put & call options for the portions pertaining to AEM S.p.A. (2%) and the Delmi Group (5%), as well as an increase in the amounts due to the Electricity Equalisation Fund. See the paragraph on "Consolidation procedures" for further details on the valuation of options on Group company shares or quotas";
- the decrease of 4 million euro, in other current liabilities is essentially due to the "old scope" of the AEM Group.

32) Financial liabilities - current portion

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007	of which included in NFP	
				12 31 2006	12 31 2007
Non-convertible bonds	741	(729)	12	741	12
Convertible bonds	-	-	-	-	-
Payables to shareholders for loans	-	-	-	-	-
Due to banks	1,221	(485)	736	1,221	736
Due to other providers of finance	116	(46)	70	116	70
Finance lease payables	16	1	17	16	17
Securities issued	-	-	-	-	-
Financial payables to related parties	25	(8)	17	25	17
Financial payables to subsidiaries held for disposal	-	4	4	-	4
Total financial liabilities - current portion	**2,119**	**(1,263)**	**856**	**2,119**	**856**
of which:					
- *"Old scope" of the AEM Group*	*624*	*(114)*	*510*	-	-
- *Delmi Group*	*1,459*	*(1,120)*	*339*	-	-
- *Ecodeco Group*	*36*	*(29)*	*7*	-	-

Short-term financial liabilities amount to 856 million euro (2,119 million euro at December 31, 2006) and show a decrease of 1,263 million euro, as detailed below:

- the decrease of 729 million euro of the bond loans of the Delmi Group matured during the year;

- the decrease of 485 million euro in the amounts due to banks which is mainly due to a new loan taken out by Edipower S.p.A. following renegotiation of the debt, which involved its allocation to non-current financial liabilities;
- the decrease in the amounts due to other providers of finance of 46 million euro which is mainly due to extinction of the payable for the put option on the residual 20% of Finel S.p.A. (Delmi Group), which was exercised by EDF International in January 2007;
- the increase of 1 million euro in finance lease payables, which is mainly due to the Ecodeco Group;
- the decrease of 8 million euro, in financial payables from related parties concerning the fall in the balance on the current account which regulates financial dealings between AEM S.p.A. and the Municipality of Milan;
- the increase of 4 million euro in financial payables to companies of the Ecodeco Group which are currently being sold.

33) Current derivatives

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007	of which included in NFP	
				12 31 2006	12 31 2007
Derivatives	42	28	70	14	12
of which:					
- *"Old scope" of the AEM Group*	6	11	17	-	-
- *Delmi Group*	36	17	53	-	-
- *Ecodeco Group*	-	-	-	-	-

Current derivatives amount to 70 million euro at December 31, 2007 (42 million euro at December 31, 2006) and refer for 9 million euro to the fair value of transactions on interest rates, for 58 million euro to the fair value of transactions on exchange rates and commodities and for 3 million euro to the fair value of transactions on equities.

34) Tax liabilities

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007
Tax liabilities	62	(1)	61
of which:			
- *"Old scope" of the AEM Group*	12	(11)	1
- *Delmi Group*	47	3	50
- *Ecodeco Group*	3	7	10

Tax liabilities amount to 61 million euro (62 million euro at December 31, 2006) and decrease by 1 million euro, mainly because of the reduction of tax liabilities of the "old scope" of the AEM Group, 11 million euro, partially offset by higher taxes payable by the Ecodeco Group, 7 million euro, and by the Delmi Group, 3 million euro. These taxes are all due within one year.

35) Liabilities directly associated with non-current assets held for sale

Millions of euro	Amount at 12 31 2006	Changes during the year	Amount at 12 31 2007	of which included in NFP	
				12 31 2006	12 31 2007
Liabilities directly associated with non-current assets held for sale	**69**	**(27)**	**42**	**32**	**7**
of which:					
- *"Old scope" of the AEM Group*	-	-	-	-	-
- *Delmi Group*	*69*	*(31)*	*38*	-	-
- *Ecodeco Group*	-	*4*	*4*	-	-

At December 31, 2007 this caption shows a balance of 42 million euro and refers to:

- the Delmi Group for 38 million euro for the liabilities associated with the disposal group made up of the businesses of seven thermoelectric power stations under the CIP 6/92 regime;
- the Ecodeco Group for 4 million euro in connection with the certain businesses that are held for sale.

At December 31, 2006 this caption included liabilities linked to the investment in Serene S.p.A. the sale of which was completed during the year under review.

Net debt

36) Net debt

(pursuant to CONSOB communication no. DEM/6064293 of July 28, 2006)

The following table gives details of net financial debt:

Millions of euro	Notes	12 31 2007	12 31 2006 *Restated*
Bonds - non-current portion	23	1,114	1,141
Bank loans - non-current portion	23	2,540	1,665
Due to other providers of finance - non-current portion	23	201	256
Finance leases - non-current portion	23	37	53
Financial liabilities - non-current portion	24	-	3
Total medium/long-term debt		**3,892**	**3,118**
Financial assets and non-current derivatives	6 - 7	(67)	(68)
Medium/long-term loans		**(67)**	**(68)**
TOTAL NET NON-CURRENT DEBT		**3,825**	**3,050**
Bonds - current portion	32	12	741
Bank loans - current portion	32	736	1,221
Due to other providers of finance - current portion	32	70	116
Finance leases - current portion	32	17	16
Financial liabilities - parent entity	32	17	25
Current derivatives	33	12	14
Financial payables in liabilities held for sale	35	7	32
Financial payables to companies held for sale	32	4	-
Total short-term debt		**875**	**2,165**
Financial assets and current derivatives	13 - 14	(38)	(38)
Financial receivables in assets held for sale	17	(18)	-
Financial receivables from companies held for sale		-	-
Total short-term financial receivables		**(56)**	**(38)**
Cash and cash equivalents	16	(99)	(253)
Cash and cash equivalents included in assets held for sale	17	-	(9)
TOTAL NET CURRENT DEBT		**720**	**1,865**
NET DEBT		**4,545**	**4,915**

Note that the section entitled "Summary of results, assets and liabilities and financial position" in the report on operations includes comments on the cash flow statement, while details on related party transactions are given in note no. 55.

Notes to the income statement items

Changes compared with December 31, 2006

As mentioned earlier (see paragraph on "Scope of consolidation"), 70% of the Ecodeco Group's result in the period January 1, 2007 to June 30, 2007 has been attributed to minority interests. From July 1, 2007 it was consolidated 100%. Bear in mind that in the income statement of the AEM Group at December 31, 2006, the Ecodeco Group's results were fully consolidated only from April 1, 2006, allocating to 70% to minority interests, whereas in the previous period (from January 1, 2006 to March 31, 2006) it was carried at equity according to the 30% stake held by AEM S.p.A..

The investment in AGAM S.p.A. is consolidated at equity from April 1, 2007 as it exceeded 20% with Aem gaining a significant influence. Last year, given that this investment related to an unlisted company whose fair value could not be determined in a reliable manner, it was valued at cost less any impairment losses.

It follows that the consolidated income statement figures at December 31, 2007 are not entirely comparable with those of the previous year. However, the impact on the results of changes in the scope and methods of consolidation can be considered marginal for the purposes of comparing the two periods.

Changes in accounting policy as per IAS 8 with retroactive effect (restatement of the figures at December 31, 2006)

In order to ensure comparability of the figures following the change in accounting policy as a result of applying IAS 32 para. 23 to the option agreements between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relating to a part of their investment in Delmi S.p.A., the results at December 31, 2006 show the changes caused by the passing of time to the present value of the debt relating to the countervalue of these options as financial charges; this ensures comparability with the income statement figures at December 31, 2007.

Exercise of the call/put options on 4% of the share capital of Edipower S.p.A. (AEM S.p.A.) and on 10% of the share capital of Edipower (Edison S.p.A.)

The purchase of the Edipower S.p.A. ordinary shares underlying the call options exercised by AEM S.p.A. and Edison S.p.A. in July 2007 did not have any impact on the scope of consolidation as the consolidation percentage of Edipower S.p.A. already included all of the shares underlying both the call options (for which the shares were bought on July 31, 2007) and the put options (for which the shares will be transferred in January 2008). Reference should be made to the section entitled "Consolidation policies and procedures" for further details.

Reclassification as per IFRS 5

Following the sale of the investments in Serenissima Gas S.p.A., Serenissima Energia S.r.l., Metroweb S.p.A., Aem Trasmissione S.p.A. and Edison Rete S.p.A., in the fourth quarter of 2006 and the sale of the investments in Mestni Plinovodi d.o.o. and Serene S.p.A. in the first quarter of 2007, in accordance with IFRS 5, the net results of Serene S.p.A. at December 31, 2006, has been reclassified in the income statement to "Net result from non-current assets sold or held for sale" as the net results of Serenissima Gas S.p.A., Serenissima Energia S.r.l. Metroweb S.p.A., Aem Trasmissione S.p.A. and Edison Rete S.p.A. had already been classified in this way.

IFRS 5, on the other hand, does not require comparison of the balance sheet figures.

Revenues

Revenues at December 31, 2007 amount to 7,209 million euro (6,935 million euro at December 31, 2006). The breakdown of the more important revenue items is as follows.

37) Revenues from sales and services

Revenues from sales and services - *Millions of euro*	12 31 2007	12 31 2006
Revenues from sales:		
Sales and power distribution	5,262	4,846
Sale and gas distribution	1,181	1,226
Sale of heat	116	118
Sales of fuel	92	78
Hedging income on operating derivatives	93	185
Hedging charges on operating derivatives	(17)	(30)
Other revenues	50	52
Sales of certificates and emission rights	24	80
Total revenues from sales	**6,801**	**6,555**
Revenues from services		
Services to customers	172	142
Services to the parent entity	25	25
Revenues from long-term contracts	12	23
Services to associates	1	1
Total revenues from services	**210**	**191**
TOTAL REVENUES FROM SALES AND SERVICES	**7,011**	**6,746**
of which:		
- *"Old scope" of the AEM Group*	*2,637*	*2,214*
- *Delmi Group*	*4,230*	*4,410*
- *Ecodeco Group*	*144*	*122*

Revenues from sales and service amount to 7,011 million euro (6,746 million euro at December 31, 2006), of which 2,637 million euro relate to the "old scope" of the AEM Group, 4,230 million euro relate to the consolidation of the Delmi Group, and 144 million euro to the consolidation of the Ecodeco Group.

Revenues from sales amount to 6,801 million euro (6,555 million euro at December 31, 2006) and relate to:

- for 5,262 million euro (4,846 million euro at December 31, 2006), to revenues from the sale and distribution of power. 4,826 million euro are revenues from the sale of electricity to captive customers, to eligible end customers, to wholesalers and institutional operators (Acquirente Unico S.p.A. Gestore del Mercato Elettrico and Terna S.p.A.), also through sales on IPEX markets (the Italian Power Exchange), while 436 million euro are from the distribution, transport and measurement of power; these are stated net of the estimated revenues exceeding the V1 price-cap restriction, as defined in the resolutions of the Authority for Electricity and Gas, and the estimated equalisation charge for distribution costs. The increase of 416 million euro compared with December 31, 2006, is mainly caused by higher revenues of the "old scope" of the AEM Group for higher quantities of electricity sold during the year;

- for 1,181 million euro (1,226 million euro at December 31, 2006) to revenues from the sale and distribution of gas. The decrease, compared with the previous year, 45 million euro, was caused mainly by lower revenues on the part of the Delmi Group following the price reduction for the gas sold to thermoelectric plants under the CIP 6/92 regime as a result of Resolution 249/06;
- for 116 million euro (118 million euro at December 31, 2006), to revenues for sale of heat to customers;
- for 92 million euro (78 million euro at December 31, 2006), to revenues for the sale of fuel. The overall increase of 14 million euro is mainly due to higher consolidated revenues of the Delmi Group;
- for 50 million euro (52 million euro at December 31, 2006), to other revenues from sales of water to civil customers related to the Delmi Group for 16 million euro, to connection contributions of the "old scope" of the AEM Group for 18 million euro and, for 16 million euro, to other sales revenues of the Delmi Group;
- for 93 million euro (185 million euro at December 31, 2006), to income relating to derivative contracts, for 69 million euro from contracts for commodity derivatives of the Delmi Group and to differential contracts stipulated with the Sole Buyer, reflecting their fair value at December 31, 2007, for 24 million euro. The decrease of 92 million euro on last year, is mainly due to the reduction in income from derivatives on commodities of the Delmi Group;
- for 17 million euro (30 million euro at December 31, 2006) to charges arising from the hedge contracts on commodity derivatives stipulated by Aem Trading S.r.l.;
- for 24 million euro (80 million euro at December 31, 2006), relate to the sale of green certificates and emission rights.

Revenues for services, amounting to 210 million euro (191 million euro at December 31, 2006), and are made up of:

- for 172 million euro (142 million euro at December 31, 2006), revenues for services on behalf of customers and third parties which concern for 102 million euro the Ecodeco Group, for 52 million euro the "old scope" of the AEM Group and for 18 million euro the Delmi Group. The decrease compared with the previous year is attributable to lower revenues of the Ecodeco Group;

- for 25 million euro (unchanged at December 31, 2006), revenues for services to the Municipality of Milan which refer essentially to the installation and management of public illumination, video surveillance networks and urban traffic light systems;
- for 12 million euro (23 million euro at December 31, 2006) to revenues from long-term contracts pertaining to the Ecodeco Group. This caption refers to contract work in progress for the construction of plants in Great Britain;
- for 1 million euro, revenues from services to associates.

38) Other operating income

Other operating income - *Millions of euro*	**12 31 2007**	**12 31 2006**
Other operating income		
Other revenues	150	174
Excess risk provisions	32	15
Gains from disposal property, plant and equipment	16	-
Total other revenues and income	**198**	**189**
of which:		
- *"Old scope" of the AEM Group*	*41*	*46*
- *Delmi Group*	*149*	*138*
- *Ecodeco Group*	*8*	*5*

Other operating income amounts to 198 million euro (189 million euro at September 31, 2006), of which 149 million euro relates to consolidation of the Delmi Group and 41 million euro to the "old scope" of the AEM Group, and 8 million euro to the consolidation of the Ecodeco Group. The caption is detailed below:

- 150 million euro (174 million euro at December 31, 2006), of other revenues principally related to the Delmi Group relating to out-of-period income arising from the reimbursement by the GSE of CIP 6/92 transport costs for the period 2002-2005 and to the release of the related provision, as well as the recovery deriving from cancellation of Resolution 48/04, on transport capacity fees, by the Council of State. These revenues include not only the penalties charged to suppliers for non-performance or late deliveries to certain thermoelectric power stations, but also recognition of the fees relating to access to the strategic gas storage reserves for the year 2004-2005 and releases of prior-period costs that did not materialise. This item includes rents from associates, for 1 million euro and royalties for 1 million euro;
- 32 million euro (15 million euro at December 31, 2006), for releases of risk provisions of which 22 million euro for the Delmi Group deriving from the fact that the AEEG fine for improper use of storage capacity during the period 2004-2005 did not in the end materialise;

- for 16 million euro (zero balance at December 31, 2006), from gains arising from the disposal of property, plant and equipment by the Delmi Group.

Operating costs

Operating costs at December 31, 2007 amount to 5,463 million euro (5,280 million euro at December 31, 2006). The main items in this caption are commented on below.

39) Costs of raw materials, finished products and services

Costs for raw materials, finished products and services - *Millions of euro*	12 31 2007	12 31 2006
Raw materials and consumables used		
Purchases of power and fuel	4,057	3,902
Purchases of materials	109	89
Hedging income on operating derivatives	(36)	(15)
Hedging charges on operating derivatives	52	146
Purchase of certificates and emission rights from third parties	45	55
Demineralised industrial water	21	17
Total raw materials and consumables used	**4,248**	**4,194**
Services		
Electricity delivering and transmission charges	593	572
Subcontracted work	178	161
Services	210	200
Total services used	**981**	**933**
Changes in inventories of finished goods	41	(69)
Total costs for raw materials, finished products and services	**5,270**	**5,058**
of which:		
- *"Old scope" of the AEM Group*	*1,900*	*1,477*
- *Delmi Group*	*3,315*	*3,519*
- *Ecodeco Group*	*55*	*62*

Costs for the purchase of raw materials finished products and services amount to 5,270 million euro (5,058 million euro at December 31, 2006), of which 1,900 million euro relate to the "old scope" of the AEM Group, 3,315 million euro to the Delmi Group and 55 million euro to the Ecodeco Group.

The costs of raw materials and consumables used total 4,248 million euro (4,194 million euro at December 31, 2006) and consist of:

- costs for the purchase of power and fuel total 4,057 million euro (3,902 million euro at December 31, 2006) and refer to purchases of power from institutional operators, from other power companies, in Italy and abroad, and on Italian Power Exchange, as well as to purchases of fuel for resale and for hydroelectric production. This caption includes, for 32 million euro, as a direct adjustment to the related item for the Delmi Group, the effects of the effective part of the derivatives used to hedge exchange risk on commodities. The increase compared with December 31, 2006 is due to 349 million euro of higher costs of the "old scope" of the AEM Group for higher quantities of electricity purchased during the year, partly offset by 194 million euro of lower costs for the Delmi Group following a contraction in raw material prices. This item also includes the positive change in fuel inventories at December 31, 2007 for 9 million euro;

- purchased materials cost of 109 million euro (89 million euro at December 31, 2006), including 78 million euro of the Delmi Group and 6 million euro of the Ecodeco Group. Note that this item also includes the change in inventories of materials at December 31, 2007, negative for 8 million euro;
- hedging income on operating derivatives is negative for 36 million euro to (-15 million euro at December 31, 2006) and relate to hedges of fuel purchases by Aem Trading S.r.l. and Aem Energia S.p.A.;
- charges on operating derivatives show a positive balance of 52 million euro (146 million euro at December 31, 2006) and relate to derivatives on fuel purchases by Aem Trading S.r.l. and Aem Energia S.p.A. for 22 million euro, and 30 million euro of commodity derivatives of the Delmi Group, which decrease by 102 million euro with respect to the previous year, partly offset by higher charges for the "old scope" of the AEM Group of 8 million euro;
- cost for the purchase di Green certificates and emission rights of 45 million euro (55 million euro at December 31, 2006). This item also includes the change in inventories of green certificates at December 31, 2007, positive for 39 million euro;
- the cost of demineralised industrial water is 21 million euro (17 million euro at December 31, 2006) for the consolidation portion of the to Delmi Group.

Services used amount to 981 million euro (933 million euro at December 31, 2006) and refer to:

- charges for the use of electric and gas infrastructure and energy dispatching and regulation charges of 593 million euro (572 million euro at December 31, 2006) incurred by Aem Energia S.p.A, Aem Elettricità S.p.A. and Plurigas S.p.A. totalling 104 million euro, as well as charges incurred by the Delmi Group of 489 million euro;
- costs for subcontracted work, net of capitalised charges, for 178 million euro (161 million euro at December 31, 2006), including 129 million euro of the Delmi Group, and mainly relating to activities carried out for customers and third parties, and maintenance and repair of company assets;

- other costs for services, 210 million euro (200 million euro at December 31, 2006), of which 13million euro are due to services from associates, net of capitalised costs, of which 55 relate to costs incurred by Delmi Group and 50 million euro by the Ecodeco Group.

Changes in inventories of finished products amount to 41 million euro (negative for 69 million euro at December 31, 2006) and refer to changes in inventories for the storage of natural gas by Plurigas S.p.A., proportionally consolidated according to the interest held by AEM S.p.A. (40%), and inventories of natural gas of the Delmi Group.

40) Other operating costs

Other operating costs - *Millions of euro*	12 31 2007	12 31 2006
Other operating costs		
Use of third-party and parent entity assets	45	42
Other operating expenses	148	180
Total other operating costs	**193**	**222**
of which:		
- *"Old scope" of the AEM Group*	*66*	*68*
- *Delmi Group*	*120*	*145*
- *Ecodeco Group*	*7*	*9*

At December 31, 2007 other operating costs amount to 193 million euro (222 million euro at December 31, 2006) of which 120 million euro relate to the Delmi Group, 66 million euro to the "old scope" of the AEM Group and 7 million euro to the Ecodeco Group. This caption is made up of:

- use of third-party assets and from parent entity for 45 million euro (42 million euro at December 31, 2006) and mainly refer to concessionary fees for the management of gas and district heating services in the area of certain municipalities close to Milan, vehicle lease instalments, rental expenses and software licence fees, as well as to the costs of the Delmi Group, 32 million euro and of the Ecodeco Group, 3 million euro. Use of third-party assets by the parent entity of 2 million euro (unchanged with respect to December 31, 2006), including the concessionary fees for the management of gas and district heating services in the area of the Municipality of Milan;
- other operating expenses for 148 million euro (180 million euro at December 31, 2006) refer essentially to water fees and to ICI payable by the Group as well as to out-of-period expenses. This caption also comprises losses arising from the disposal of property, plant and equipment for 11 million euro, of which 8 million euro relates to the Delmi Group.

41) Labour costs

At December 31, 2007, labour cost amounts to 273 million euro (277 million euro at December 31, 2006), of which 147 million euro refer to the "old scope" of the AEM Group, 109 million to the Delmi Group and 17 million euro to the Ecodeco Group, as detailed below:

Labour costs - *Millions of euro*	**12 31 2007**	**12 31 2006**
Wages and salaries	181	172
Social security charges	59	58
Severance indemnities	10	11
Retirement benefits and similar provisions	1	1
Other costs	22	35
Total labour costs	**273**	**277**
of which:		
- *"Old scope" of the AEM Group*	*147*	*163*
- *Delmi Group*	*109*	*103*
- *Ecodeco Group*	*17*	*11*

Labour cost shows an overall decrease of 4 million euro, compared with December 31, 2006, and refers to:

- a 16 million euro decrease in labour cost for the "old scope" of the AEM Group, as a result of lower provisions made during the year for employee benefits and to the Premungas pension fund as they were considered adequate for the liabilities that they have to cover;
- a 6 million euro increase in labour cost of the Delmi Group, brought about partly by provisions made in connection with the possible suppression of the former Electrical Workers' Fund, and partly by pay rises;
- 6 million euro, for consolidation of the Ecodeco Group's labour cost which last year was only consolidated on a line-by-line basis for the period April 1 to December 31, 2006.

Note that labour cost reflects the impact of curtailment deriving from the new method of calculating severance indemnities based on the provisions of the Budget Law no. 296 of December 27, 2006.

The following table shows the average number of employees of AEM S.p.A. and fully consolidated companies broken down by category and type of contract; it does not therefore include the average number of employees of Edipower S.p.A. and Plurigas S.p.A., which are consolidated on a proportional basis, nor those of the Delmi and Ecodeco Groups:

	2007					
	Managers	Electricity	Gas	Metal workers	Commerce	Total
Managers	40	-	-	-	-	40
Supervisors	-	76	42	-	7	125
White-collar workers	-	989	528	-	143	1,660
Blue-collar workers	-	432	259	-	18	709
Total	**40**	**1,497**	**829**	**-**	**168**	**2,534**

	2006					
	Managers	Electricity	Gas	Metal workers	Commerce	Total
Managers	39	-	-	-	-	39
Supervisors	-	79	36	-	7	122
White-collar workers	-	1,021	530	-	143	1,694
Blue-collar workers	-	449	277	-	23	749
Total	**39**	**1,549**	**843**	**-**	**173**	**2,604**

The average number of employees of companies consolidated on a proportional basis, Plurigas S.p.A., Edipower S.p.A. and Delmi Group, calculated using the same consolidation percentage, comes to 1,895 employees; while the average number of employees of the Ecodeco Group, fully consolidated, amounts to 231 employees.

42) Gross profit from operations

As a result of the above movements, the consolidated gross profit from operations at December 31, 2007 amounts to 1,473 million euro (1,378 million euro at December 31, 2006).

43) Depreciation and amortisation, provisions and writedowns

Depreciation and amortisation, provisions and writedowns at December 31, 2007 amount to 652 million euro (668 million euro at December 31, 2006) and are made up of:

Amortisation, depreciation, provisions and writedowns - *Millions of euro*	**12 31 2007**	**12 31 2006**
Amortisation of intangible assets	77	67
Depreciation of property, plant and equipment, of which:	508	475
1. ordinary depreciation	*439*	*422*
2. depreciation of transferable assets	*69*	*53*
Provisions for risks and charges	36	54
Writedown of receivables included among current assets and liquid funds	27	21
Other writedowns/writebacks of non-current assets	4	51
Total depreciation and amortisation, provisions and writedowns	**652**	**668**
of which:		
- "Old scope" of the AEM Group	*204*	*201*
- Delmi Group	*414*	*445*
- Ecodeco Group	*34*	*22*

Depreciation and amortisation, provisions and writedowns amount to 652 million euro (668 million euro at December 31, 2006) of which 414 million euro relating to the Delmi Group, 204 million euro to the "old scope" of the AEM Group and 34 million euro to consolidation of the Ecodeco Group, and are made up of:

- amortisation of 77 million euro (67 million euro at December 31, 2006) refers to the costs incurred for the purchase of software licences for limited and unlimited periods of time, concessions for the distribution of gas in neighbouring municipalities to Milan, conversion to natural gas of the municipal central heating plants and district heating plants owned by customers;
- depreciation of 508 million euro (475 million euro at December 31, 2006), of which 168 million euro (53 million euro at December 31, 2006) refers to depreciation di freely transferable assets, the increase in which is attributable to sentence no. 1 of January 18, 2008 of the Constitutional Court, which declared that a part of the regulation contained in the Budget Law 2006 — the 10-year extension of hydroelectric concessions — was unconstitutional. The Group reserves the right to take any steps to protect its investments and its interests. This caption includes 311 million euro for the consolidated portion of the Delmi Group, of which 33 million euro consists of depreciation of freely transferable assets and 28 million euro to consolidation of the Ecodeco Group. Depreciation is calculated on the basis of rates that reflect the residual useful life of the assets concerned. Freely transferable assets (hydroelectric works) are depreciated over the residual life of the concession, and current regulations;

- provisions for risks of 36 million euro (54 million euro at September 31, 2006) made by the parent company AEM S.p.A. and Group companies for disputes with social security institutions and local entities, and by Edipower S.p.A. for risks arising from ordinary operations; as well as the provisions made by the Delmi Group, 11 million euro, and those made by the Ecodeco Group, 5 million euro. In the previous year, this caption showed a higher amount because of the provisions made to cover the effects of Resolution 248/04;
- writedowns of receivables included under current assets, 27 million euro (21 million euro at December 31, 2006), of which 19 million euro relates to the Delmi Group and 1 million euro to the Ecodeco Group, to adjust receivables from customers to their estimated realisable value;
- writedowns of property, plant and equipment, which show a balance of 4 million euro. At December 31, 2006 this caption reported an amount of 51 million euro related to writedowns of property, plant and equipment mainly of the Delmi Group.

44) Profit from operations

In consideration of the above, operating income amounts to 821 million euro (710 million euro at December 31, 2006).

48) Financial costs

Net financial costs amount to 219 million euro (191 million euro at December 31, 2006), of which 111 million euro from consolidation of the Delmi Group and 108 million euro from the "old scope" of the AEM Group.

Significant items are analysed in notes 45, 46 and 47 below.

45) Financial income

Financial income - *Millions of euro*	12 31 2007	12 31 2006
Gains from financial assets held for trading	1	1
Income from derivatives	71	85
Gains on disposal of financial assets	1	7
Income from financial assets:	48	55
Dividend income	6	4
- *associates*	1	-
- *other companies*	5	4
Income from receivables/securities included in non-current assets	1	1
- *other*	1	1
Income from receivables/securities included in current assets	30	36
- *from others:*	30	36
a) on bank current accounts	7	4
b) on other receivables	23	32
Exchange gains	11	14
Total financial income	121	148
of which:		
- *"Old scope" of the AEM Group*	21	44
- *Delmi Group*	97	102
- *Ecodeco Group*	3	2

Financial income amounts to 121 million euro (148 million euro at December 31, 2006) of which 97 million euro for the Delmi Group, 21 million euro for the Aem old scope of consolidation, and 3 million euro for the Ecodeco Group, it is detailed as follows:

- gains on derivatives, for 71 million euro (85 million euro at December 31, 2006), which refer to gains of the Delmi Group of 59 million euro, 11 million euro to the fair value of the derivatives on the revolving lines and to the derivative subscribed by AEM S.p.A. on the loan granted by Cassa Depositi e Prestiti to Aem Elettricità S.p.A., in addition to 1 million euro of gains earned by the Ecodeco Group;
- income from financial assets for 48 million euro (55 million euro at December 31, 2006) made up of:
  - income from dividends for 6 million euro (4 million euro at December 31, 2006) which refers to dividends distributed by certain affiliates of the "old scope" of AEM S.p.A., 5 million euro, and to dividends from affiliates of the Delmi Group, 1 million euro;
  - income from receivables/securities booked under non-current assets for 1 million euro (unchanged compared with December 31, 2006), related to interest on fixed-interest securities of the "old scope" of the AEM Group;

- income from receivables/securities included in current assets for 30 million euro (36 million euro at December 31, 2006), referring both to interest on bank deposits and interest on other receivables;
- exchange gains for 11 million euro (14 million at December 31, 2006) concerning the Delmi Group for 10 million euro and the Ecodeco Group for 1 million di euro;

- other income from financial assets for 2 million euro (8 million euro at December 31, 2006). This caption comprises 1 million euro of gains from assets held for trading and 1 million euro to gains on disposal of financial assets (7 million euro at December 31, 2006) pertaining to the Delmi Group.

46) Financial charges

Financial charges - *Millions of euro*	**12 31 2007**	**12 31 2006**
Charges from financial liabilities	**269**	**257**
- *interest expense on current accounts with the Municipality of Milan*	*1*	*2*
- *other:*	*268*	*255*
a) interest on bond loan	*62*	*67*
b) banks	*143*	*124*
d) miscellaneous	*63*	*64*
Charges on derivatives	**60**	**81**
Other financial expenses	**12**	**2**
Total financial charges	**341**	**340**
of which:		
- *"Old scope" of the AEM Group*	*130*	*114*
- *Delmi Group*	*208*	*222*
- *Ecodeco Group*	*3*	*4*

This caption shows a balance of 341 million euro (340 million euro at December 31, 2006) and is made up of:

- financial charges of 269 million euro (257 million euro at December 31, 2006) relating to interest on the Group's exposure to banks of 143 million euro, to interest on bond loans of 62 million euro, as well as interest of 63 million euro, including the interest accruing on the loan granted by Cassa Depositi e Prestiti at the time of the acquisition of the ENEL Distribution business. The increase in financial charges of 12 million euro versus December 31, 2006 is due to the increase in debt of the "old scope" of consolidation of Aem, mainly following the acquisition of the investments in Ecodeco S.r.l. and AGAM S.p.A., as well as financial charges linked to the recovery of taxes for the years from 1996 to 1999. The financial charges of the Delmi Group amount to 139 million euro, whereas those of the Ecodeco Group amount to 3 million euro;

- charges on derivatives, for 60 million euro (81 million euro at December 31, 2006), of which 57 million euro relate to the Delmi Group and 3 million to the "old scope" of the AEM Group deriving from the fair value charge on the interest rate derivative of the bond loan, partly offset by the fair value revaluation of the bond loan. The section "Other information" illustrates the nature and content of the derivatives;
- other charges for 12 million euro (2 million euro at December 31, 2006) related to the Delmi Group and in particular, 11 million euro, attributable to losses from assets held for trading and 1 million di euro to losses on disposal of financial assets.

47) Gains and losses on valuation of investments at equity

Millions of euro	12 31 2007	**12 31 2006**
Gains and losses on valuation of investments at equity	1	1
of which:		
- "Old scope" of the AEM Group	1	-
- Delmi Group	-	1
- Ecodeco Group	-	-

At December 31, 2007 this caption shows a balance of 1 million euro and includes the net effect of the valuation at equity of certain affiliates of the "old scope" of the AEM Group. At June 30, 2006 it included the net effect of the valuation at equity of certain affiliates of the Delmi Group.

49) Other non-operating income

Millions of euro	12 31 2007	**12 31 2006**
Other non-operating profits	16	58
of which:		
- "Old scope" of the AEM Group	-	-
- Delmi Group	16	58
- Ecodeco Group	-	-

This caption at December 31, 2007 amounts to 16 million euro (58 million euro at December 31, 2006) deriving exclusively from the Delmi Group and refers to the cancellation of guarantees given on the sale of investments and on settlement of certain disputes for which the risk provision made turned out to be higher than the amount of the settlement.

Note that this item refers to income not directly relating to the Group's industrial or financial operations.

50) Other non-operating costs

Millions of euro	12 31 2007	12 31 2006
Other non-operating costs	16	39
of which:		
- *"Old scope" of the AEM Group*	*3*	-
- *Delmi Group*	*13*	*39*
- *Ecodeco Group*	-	-

At December 31, 2007 this caption shows an amount of 16 million euro (39 million euro at December 31, 2006) to supplement provisions for risks and other charges that do not concern the ordinary operations of the Delmi Group, for 13 million euro, and to other non-operating costs of AEM S.p.A. for tax rebates for the years from 1996 to 1999, for 3 million euro (for further details, see the paragraph entitled "EC infringement procedure" in "Other information").

Note that this item refers to charges not directly relating to the Group's industrial or financial operations.

51) Income tax expense

Income tax expense - *Millions of euro*	12 31 2007	12 31 2006
Current taxes	254	302
Deferred tax assets	57	19
Deferred tax liabilities	(196)	(181)
Total income tax expense	**115**	**140**
of which:		
- *"Old scope" of the AEM Group*	*42*	*102*
- *Delmi Group*	*56*	*31*
- *Ecodeco Group*	*17*	*7*

Taxes for the period are calculated as follows:

- current taxes for the year, namely IRES and IRAP for 254 million euro (302 million euro at December 31, 2006), of which 150 million euro for consolidation of the Delmi Group and 17 million euro for consolidation of the Ecodeco Group;
- deferred tax assets show a charge of 57 million euro (19 million euro at December 31, 2006). These taxes have been calculated on temporary differences of each Group company;
- deferred tax assets show a negative balance of 196 million euro (181 million euro at December 31, 2006).

The decrease in the tax charge for the year, 25 million euro, is attributable to the reduction in current taxes for 48 million euro, offset by the net change in deferred tax assets and liabilities of 23 million euro.
Note that as a result of the evolution that took place in 2007 in the dispute over the moratorium (Law no. 46 of April 6, 2007) at the end of the year it was considered opportune to take into account the tax effect of the consolidation entries to eliminate intercompany gains. On consolidation, deferred tax assets were provided for an amount of 41 million euro representing the benefit that is expected to be obtained with a high degree of probability over a time horizon limited to the next three years based on approved business plans currently available.
In the previous year, the Delmi Group benefited from a lower tax burden thanks to realignment of the tax values of some of its non-current assets to their book values.

Note that the tax charge for the year includes the adjustment to deferred tax assets and liabilities following the Budget Law 2008, which reduced the IRES and IRAP tax rates from fiscal year 2008.

The following table shows the breakdown of deferred tax assets and liabilities:

Analysis of deferred tax assets and liabilities *Millions of euro*	Consolidated financial statements 12 31 2006	Provisions	Utilisations	Rate adj.	IAS 39 to equity	Other changes/ reclass./ offsets	Consolidated financial statements 12 31 2007
Deferred tax liabilities							
Value differences in property, plant and equipment	739	24	(50)	(141)	-	-	572
Adoption of the finance lease standard (IAS 17)	28	3	-	(4)	-	(1)	26
Adoption of the financial instruments standard (IAS 39)							
- of which with effects on the income statement	2	-	(1)	(1)	-	-	-
- of which with effects on equity	18	3	-	(1)	-	5	25
Other deferred tax liabilities	34	16	(31)	(6)	-	34	47
Deferred tax assets used in compensation	(52)	-	-	-	-	11	(41)
Total deferred tax liabilities	**769**	**46**	**(82)**	**(153)**	**-**	**49**	**629**
Deferred tax assets							
Prior year tax losses	23	1	(4)	(3)	-	(1)	16
Taxed risk provisions	133	16	(25)	(18)	-	(2)	104
Amortisation, depreciation and writedowns of non-current assets	78	20	(14)	(33)	-	34	85
Adoption of the financial instruments standard (IAS 39)							
- of which with effects on the income statement	25	2	(9)	(4)	-	(1)	13
- of which with effects on equity	23	-	-	-	(1)	(6)	16
Other deferred tax assets	33	51	(38)	(2)	-	32	76
Compensation	(52)	-	-	-	-	11	(41)
Total deferred tax assets	**263**	**90**	**(90)**	**(60)**	**(1)**	**67**	**269**

52) Net result from non-current assets sold or held for sale

Net result from non-current assets sold or held for sale *Millions of euro*	12 31 2007	12 31 2006
Net result from non-current assets sold or held for sale	(1)	57
of which:		
- *"Old scope" of the AEM Group*	-	47
- *Delmi Group*	-	10
- *Ecodeco Group*	(1)	-

At December 31, 2007 this caption shows a negative balance of 1 million euro relating exclusively to the Ecodeco Group. At December 31, 2006 this account showed a positive balance of 57 million euro which relates to the net results of the sale of Serenissima Gas S.p.A., Serenissima Energia S.p.A., Metroweb S.p.A. held by the parent company, from the sale of the interest in Edison Rete S.p.A. held by the Delmi Group and the writedown of Mestni Plinovodi d.o.o. held by AEM S.p.A., and from the sale of Serene S.p.A. held by the Delmi Group.

See the section entitled "Other information" for further details.

53) Net profit for the year pertaining to the Group

The Group consolidated net profit, net of minority interests of 194 million euro (for 160 million euro at December 31, 2006), comes to 292 million euro (295 million euro at December 31, 2006).

Earnings per share

54) Earnings per share

Millions of euro	12 31 2007	12 31 2006
(a) Net profit attributable to the ordinary shareholders ([1])	291	294
Net profit/loss attributable to the ordinary shareholders from assets held for sale (discontinued operations) or sold	(1)	57
(b) Net profit attributable to the ordinary shareholders from operating activities	292	237
(c) Net profit attributable to the ordinary shareholders for the calculation of diluted EPS (1)	289	287
(d) Net profit attributable to the ordinary shareholders from operating activities for the calculation of diluted EPS	290	230
Weighted average number of shares in circulation for the calculation of earnings (loss) per share		
- basic (f)	1,776,719,139	1,784,421,446
- diluted (g)	1,776,719,139	1,784,421,446
Earnings per share (in euro)		
- basic (a/f)	0.1638	0.1650
- basic (b/f) from operating activities	0.1644	0.1330
- diluted	0.1628	0.1608
- diluted (d/g) from operating activities	0.1634	0.1288

(1) Net of 3% of the par value, for the higher dividend paid to the savings shareholders of Edison S.p.A. compared with the ordinary shareholders.

Notes on related party transactions

55) Notes on related party transactions

The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002 and therefore, in the case of AEM S.p.A., they are:

Relations with the parent entity and its subsidiaries

Note that at December 31, 2007 related party transactions do not include the effects of the merger between AEM S.p.A., ASM Brescia S.p.A. and AMSA S.p.A..
The parent entity of AEM S.p.A. is the Municipality of Milan. At December 31, 2007 the Municipality of Milan holds a relative majority of the share capital of AEM S.p.A. with 42.267% (760,816,004 shares), of which 42.264% directly (760,768,604 shares) and 0.003% (47,400 shares) indirectly through Metropolitana Milanese S.p.A.
So at December 31, 2007 AEM S.p.A. held 30,434,850 treasury shares (16,159,850 at December 31, 2006), equal to 1.690% of the share capital which consists of 1,800,047,400 shares. The increase is due to the purchase, during the year under review, of 14,275,000 treasury shares; the remaining 56.043% constitutes the market float.
Dealings between companies of the AEM Group and the Municipality of Milan are of a commercial nature, involving the supply of electricity, gas, heat and management of the public illumination and traffic light systems.
Similarly, AEM Group companies have dealings of a commercial nature with the companies controlled by the Municipality of Milan, namely SEA S.p.A., Metropolitana Milanese S.p.A., SOGEMI S.p.A., ATM S.p.A. and AMSA S.p.A., providing them with electricity, gas and heat at market rates in line with the supply conditions, as well as various services required by them. We would emphasis that these companies are not considered related parties in the summary schedules prepared according to CONSOB Resolution no. 15519 of July 27, 2006.

Dealings between the Municipality of Milan and AEM S.p.A. relate to public illumination and traffic light services and the management and distribution of electricity, gas and heat, which are governed by special agreements and specific contracts.
There are also dealings of a financial nature between AEM S.p.A. and the Municipality which are regulated by means of an interest-bearing current account, through which reciprocal payments are made; this current account is subject to the 3-month Euribor rate.
As regards relations between AEM S.p.A. and the other companies controlled by the Municipality of Milan, it should be borne in mind that Aem holds: 49% of Malpensa Energia S.r.l., which is controlled by SEA S.p.A., as well as 27% of Zincar S.r.l., which is controlled directly by the Municipality of Milan.

Dealings with subsidiary and associated companies

Within the "old scope" of the Group, AEM S.p.A. provides centralised treasury services for all of the subsidiaries.
Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; intercompany balances bear interest at the 3-month Euribor rate increased for the creditor positions (of AEM S.p.A.) or reduced for the debtor positions by a margin in line with what is applied by the financial market.
In 2007 AEM S.p.A. and its subsidiaries again filed their VAT return on a group basis.
For corporate income tax (IRES) purposes, AEM S.p.A. now files for tax on a consolidated basis, as per articles 117-129 of Decree 917/86, together with its Italian subsidiaries Aem Elettricità S.p.A., Aem Gas S.p.A., Aem Calore & Servizi S.p.A., Aem Energia S.p.A., Aem Trading S.r.l., Aem Service S.r.l. and Delmi S.p.A.. To this end, a contract has been stipulated with each subsidiary to regulate the tax benefits and burdens transferred, with specific reference to current items.
The parent company AEM S.p.A. provides the subsidiaries, including Delmi S.p.A., and associates with administrative, tax, legal, managerial and technical services, so as to optimise the resources available within the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts that are stipulated annually. The parent company AEM S.p.A. also makes available office space and operating areas at its own premises to subsidiaries and the associates Plurigas S.p.A. and e-Utile S.p.A., as well as services relating to their use. These are provided at market conditions.
AEM S.p.A. provides a power generation service to Aem Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.
AEM S.p.A. purchases an insignificant quantity of rights needed for hydroelectric production from the associate Società Servizi Valdisotto S.p.A. under a contractual agreement.

The associated company e-Utile S.p.A. provides AEM S.p.A. with IT services.

With reference to the proportional consolidation of the Transalpina di Energia Group, which is jointly controlled through Delmi S.p.A., note that parent company, AEM S.p.A., does not have direct dealings with any companies of the Transalpina di Energia Group.

Intercompany transactions and balances are summarised in the following tables, in accordance with Consob resolution no. 15519 of July 27, 2006:

Balance sheet - *Millions of euro*	Total 12 31 2007	Of which with related parties				
		Subsidiary companies	Associated companies	Parent company (1)	Total related parties	% on financial statements captions
ASSETS	**13,086**	**–**	**152**	**27**	**179**	**1.4%**
Non-current assets	10,634	–	88	–	88	0.8%
Investments	87	–	87	–	87	100.0%
Other non-current financial assets	670	–	1	–	1	0.1%
Current assets	2,452	–	64	27	91	3.7%
Trade receivables	1,716	–	64	27	91	5.3%
LIABILITIES	**8,368**	**–**	**14**	**19**	**33**	**0.4%**
Current liabilities	2,752	–	14	19	33	1.2%
Trade payables	1,312	–	14	2	16	1.2%
Short-term loans	856	–	–	17	17	2.0%

(1) Dealings with the Municipality of Milan.

Income statement - *Millions of euro*	Total 12 31 2007	Of which with related parties			
		Associated companies	Parent company (1)	Total related parties	% on financial statements captions
REVENUES	**7,209**	**2**	**25**	**27**	**0.4%**
Revenues from sales and services	7,011	1	25	26	0.4%
Other operating income	198	1	–	1	0.5%
OPERATING COSTS	**5,463**	**13**	**2**	**15**	**0.3%**
Services	5,270	13	–	13	0.2%
Other operating costs	193	–	2	2	1.0%
Financial charges	**341**	**–**	**1**	**1**	**0.3%**
Financial income	**121**	**1**	**–**	**1**	**0.8%**
Portion of gains and losses on valuation of investments at equity	**1**	**1**	**–**	**1**	**100.0%**

(1) Dealings with the Municipality of Milan.

Consob communication no. DEM/6064293 of July 28, 2006

56) Consob communication no. DEM/6064293 of July 28, 2006

No significant non-recurring events or transactions took place during the year, except for the amounts booked to "Financial charges" and "Other non-operating costs" for the tax and interest relating to the years from 1996 to 1999, as explained in "Other information" in the paragraph entitled "EC infringement procedure", as well as the sale of Serene S.p.A. which did not have any economic impact, though it did lower Group debt by 58 million euro. We would also point out that the parent company incurred costs during the year relating to the merger with ASM S.p.A., which took place in 2008.

Note that as a result of the evolution that took place in 2007 in the dispute over the moratorium (Law no. 46 of April 6, 2007) at the end of the year it was considered opportune to take into account the tax effect of the consolidation entries to eliminate intercompany gains. On consolidation, deferred tax assets were provided for an amount of 41 million euro representing the benefit that is expected to be obtained with a high degree of probability over a time horizon limited to the next three years based on approved business plans currently available.

In addition, it should be noted that the Delmi Group has signed an agreement with Cofatech for the sale of 7 thermoelectric power stations, while the Ecodeco Group is currently selling a number of businesses as explained in "Other information" in the section entitled "Information on non-current assets held for sale and discontinued operations (IFRS 5)".

Guarantees and commitments with third parties

"Old scope" of the AEM Group

Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 255 million euro (265 million euro at December 31, 2006).

Guarantees and commitments with third parties

These amount to 278 million euro (289 million euro at December 31, 2006) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.
It is worth mentioning that on January 29, 2007 Edipower stipulated a new financing contract with a group of banks, replacing the previous one which was cancelled ahead of schedule. Under the new contract, Edison is no longer obliged to comply with financial covenants, neither for rating purposes, nor for any other reason; and there are no longer the guarantees regarding the payment of contributions in favour of the associate Edipower. The latter's entire line of credit, which has a duration of 5 years (for a total of 2,000 million euro) is subject to compliance with certain covenants.
On February 23, 2007, the transfer of Aem's 41.109 % stake in Mestni Plinovodi d.o.o. to ACSM S.p.A. was formalised.
Following the sale of the investment in Mestni Plinovodi d.o.o., ACSM S.p.A. took over AEM S.p.A.'s commitment versus Simest.

As regards the derivatives stipulated by Delmi S.p.A., as explained below in the paragraph on the Equity Risk of the Delmi Group, AEM S.p.A. has issued a Deed of Guarantee and Indemnity, guaranteeing the performance of Delmi S.p.A.'s bonds.

Secured guarantees given

Note that the investment in Metroweb S.p.A. and the bond loan issued by Metroweb S.p.A. and held by AEM S.p.A. have been pledged to the banks that finance Metroweb S.p.A..
Note that the Edipower shares owned by AEM S.p.A. (book value 359 million euro) have been given in pledge to a pool of banks for the loans granted by them.

Other commitments and risks

Edipower has taken on certain commitments with its suppliers for purchases and contracts. The share of these pertaining to the "old scope" of the AEM Group amounts to 112 million euro.
In the field of natural gas import contracts of Plurigas S.p.A. there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn.

Guarantees given from AEM S.p.A. in the interest of companies of the Ecodeco Group

At December 31, 2007 they amount to 5 million euro and relate principally to guarantees given in favour of the Tax Authorities for VAT credits.

Delmi Group

Personal guarantees given

The value of the personal guarantees shown, namely 618 million euro, represents the potential, undiscounted amount of the commitment at the balance sheet date. In particular, there are:

- 270 million euro of guarantees issued by Edison S.p.A. in favour of the Milan Tax Office on behalf of subsidiaries for the compensation of the VAT receivable, on behalf of subsidiaries for the intercompany transfer of tax credits;
- the rest are essentially guarantees given by Edison S.p.A. on behalf of subsidiaries for contractual obligations.

Secured guarantees given

The real guarantees given for liabilities shown in the balance sheet for 798 million euro refer for 455 million euro to the value of Edipower's shares belonging to Edison S.p.A. and for 343 million euro to mortgages and liens on thermoelectric plants as security for the loans granted, of which 42 million euro relates to mortgages on repaid debt waiting to be cancelled.

Other commitments and risks

The Group has commitments for 205 million euro essentially for the completion of current capital investments relating to Edison S.p.A. and to the wind power sector for gas storage fields and pipelines.

We would also point out the following commitments and risks relating to the Delmi Group (mainly for the Edison Group) not reflected in the above figures:

- in the field of hydrocarbons, natural gas import contracts in particular there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn.
  These clauses were activated to exploit temporary opportunities based on spot prices; this will lead to the recognition of certain amounts to the counterparties. Considering the expected gas withdrawal profiles for the coming years, these payments will not be considered penalties, but advance payments on deliveries; they will therefore be treated as advances to suppliers.
  The contracts that are already operative concern imports from Russia, Libya and Norway for total supplies under normal conditions of 7.4 billion cubic metres per year.
  There are also three new agreements for the import of additional quantities of natural gas over the coming years.
  - The first refers to a contract for imports RasGas (Qatar) with the start of deliveries dependent on completion, by Terminale GNL Adriatico S.r.l., of LNG of Isola di Porto Viro currently under construction and expected to come into service by 2008. The volumes of this contract will amount to 6.4 billion cubic metres of gas.
  - The second consists of a contract for imports from Algeria signed with Sonatrach for a volume of 2 billion m3/year, expected to start in 2008, depending on completion of the first stage of the upgrade of the gas pipeline that links Algeria with Italy through Tunisia (TTPC: Trans Tunisian Pipeline Company).
  - The third is a new agreement signed with Sonatrach in November 2006 ("Protocole d'accord") for the supply of 2 billion cubic metres of natural gas through the new

pipeline to be built by Galsi that will link Algeria with Sardinia and Tuscany; the project is currently being developed (the agreement is subject to the new infrastructure being built).

Take or pay amounts are paid for at a price that is in proportion to the supply price, which is linked to current market conditions. These contracts last for between 4 and 25 years and make it possible to achieve supplies of 18 billion cubic metres of natural gas per year for the period when all of the contracts are up and running.

As regards the contract relating to Terminale GNL Adriatico S.r.l., the agreements provide:

- for all shareholders: an obligation not to transfer their holding until 36 months after the terminal's start of operations, but in any case not beyond July 1, 2011 (the lock-up clause);
- in favour of Edison: a right to buy the other 90% or to sell its own 10% interest if certain events take place, not due to the fault of Edison, that prevent the terminal being completed (the put & call clause);
- in favour of the two majority shareholders: the right to buy the 10% interest belonging to Edison in the event that the gas supply contract with RasGas is cancelled for some reason attributable to Edison (the call clause);
- a price for the sale of the quotas in the event of the put and call options being exercised, calculated on the basis of the net equity value at the time they are exercised;
- a commitment on the part of the shareholders to provide, on a pro quota basis, the company with adequate financial resources to build the terminal. In addition, once the North Adriatic regasification terminal has been completed, even though Edison only has 10% of the infrastructure, it will become the main user as it will have available around 80% of the overall regasification capacity for 25 years;

- in the electricity chain we would point out, among other things, that:
  - Edison has granted Cartiere Burgo S.p.A. a call option for 51% of Gever that can be exercised on expiry of Gever's power and steam contract with Cartiere Burgo (by the end of 2017), at a price equal to its share of the company's book net equity;
  - in June 2007 Edison S.p.A. signed two ERPAs (Emission Reductions Purchase Agreements) for the purchase di CERs (Certified CO_2 Emission Reductions) in China for two hydroelectric projects with a power of 69 MW and 6.4 MW for a total of 1.38 million CERs in the period 2007-2012. The contracts provide for a payment on delivery of the CERs that will take place on March 1 of each year. The CERs still have to be validated and registered with the UNFCC (United Nations Framework Convention on Climate Change), which is expected to take place by the end of 2008;
  - Edison S.p.A. has also signed a Management Agreement along with EDF Trading (EDF Carbon Fund) for the purchase of a fixed price Certified Emission Reduction/Emission Reduction Unit (CER/ERU - a CO_2 emission certificate) with the characteristics defined

in the Investment Guidelines. This interest in the fund will amount to a maximum of 30 million euro over 5 years;

- in the Corporate area, we would point out that as part of the agreements that tie the members of the RCS Mediagroup blocking and consultation syndicate, in the event that a takeover bid is launched, any member that decides to exercise their right to withdraw from the investment has to sell their syndicated shares to the other members of the syndicate. The buyers have the right, but not the obligation, to purchase the shares in proportion to their percentage of the shares contributed to the Syndicate.

Ecodeco Group

Guarantees given and commitments

At December 31, 2007 guarantees amount to 99 million euro and refer to guarantees given to third parties for industrial operations and as collateral for VAT rebates.
These guarantees are principally to ensure payment of any "post mortem" costs and the environmental recovery of land where associates have landfill dumps.
Commitments at December 31, 2007 amount to 1 million euro.

Secured guarantees given

At December 31, 2007 they amount to 10 million euro and refer principally to mortgages on land and buildings and to pledges on quotas of subsidiaries (S.r.l.) given in favour of certain financial institutions as collateral for the loans received from them.

Other information

1) Significant events after December 31, 2007

See the directors' report on operations for an explanation of subsequent events.

2) Information on non-current assets held for sale and discontinued operations (IFRS 5)

Following the sale of the investments in Serenissima Gas S.p.A., Serenissima Energia S.r.l., Metroweb S.p.A., Aem Trasmissione S.p.A. and Edison Rete S.p.A., in the fourth quarter of 2006 and the sale of the investments in Mestni Plinovodi d.o.o. and Serene S.p.A. in the first quarter of 2007, in accordance with IFRS 5, the net results of Serene S.p.A. at December 31, 2006, has been reclassified in the income statement to "Net result from non-current assets sold or held for sale" as the net results of Serenissima Gas S.p.A., Serenissima Energia S.r.l., Metroweb S.p.A., Aem Trasmissione S.p.A. e Edison Rete S.p.A. had already been classified in this way.
IFRS 5, on the other hand, does not require comparison of the balance sheet figures.

We report below information on the sales occurred during the year under review as well as operation outstanding at December 31, 2007.

Serene S.p.A. (100% of amounts)

On February 14, 2007 Edison S.p.A. completed the sale to BG Italia S.p.A. of 66.3% of Serene S.p.A., a company in which BG Italia S.p.A. already held the other 33.7%, after obtaining approval from the Antitrust Authority.
The price paid by BG Italia to Edison for the shares in Serene amounts to 98 million euro, substantially in line with book value. This price includes a component of up to 13 million euro, payment of which is subject to developments in the CIP6/92 regulations concerning Kyoto emission rights.

Mestni Plinovodi d.o.o.

The transfer of Aem's 41.109% investment in Mestni Plinovodi d.o.o. was completed on February 23, 2007.

"Disposal Group - CIP 6/92 Thermoelectric Plants" Delmi Group

On December 6, 2007 Edison and Cofathec Servizi, a company belonging to the Cofathec Group, signed an agreement for Cofathec to acquire seven thermoelectric power stations, namely those in Castelmassa (Ro), Nera Montoro (Tr), Pomigliano (Na), Settimo Torinese (To) and Spinetta Marengo (To), which are 100% owned by Edison S.p.A., as well as its 70% interests in the two companies that control the plants at Boffalora (Mi) and Celano (Aq), for a total installed capacity of around 540 MW. The sale of the two investments is subject the minority shareholders not exercising their right of preemption.
The minority shareholder of Termica Celano S.r.l. did in fact exercise its preemption right to buy Edison's share of the company; a preliminary contract was therefore signed by the parties on January 21, 2008, for the sale of the quotas in Termica Celano. The conditions foreseen in this contract as the same as those contained in the preliminary contract signed on December 6, 2007.
This deal is worth around 226 million euro (for 100%) and will be completed once approval has been received from the competent Antitrust Authorities. The definitive price will depend partly on how the net financial position evolves.
All of the plants are located in industrial sites and operate under CIP 6/92 agreements, which will expire between 2008 and 2014.
Even though they do not constitute an operating segment, the assets being sold are considered a "disposal group" within the terms of IFRS 5; the related assets and liabilities are therefore shown on separate lines of the balance sheet, without making any reclassification in the income statement items.

Sale of businesses by the Ecodeco Group

At December 31, 2007 "Non-current assets held for sale", "Liabilities directly related to non-current assets held for sale" and "Net result from non-current assets sold or held for sale" include figures deriving from consolidation of the Ecodeco Group, in particular the assets belonging to certain businesses held for sale.

The following is information on the key balance sheet and income statement figures for the businesses concerned.

Figures at December 31, 2007

Assets and liabilities of companies held for sale *Millions of euro*	**CIP 6/92 thermoelectric plants Delmi Group (50% of amounts)**	**Ecodeco Group**	**Total**
Non-current assets	132	-	132
Current assets	27	4	31
Total assets	**159**	**4**	**163**
Non-current liabilities	25	4	29
Current liabilities	13	-	13
Total liabilities	**38**	**4**	**42**

Figures at December 31, 2007

Net result of non-current assets sold or held for sale - *Millions of euro*	**Ecodeco Group**
Revenues from sales	-
Gross profit from operations	**(2)**
Amortisation, depreciation and provisions	-
Profit from operations	**(2)**
Financial charges, net	-
Income before taxes	**(2)**
Income taxes	1
Net result	**(1)**

The following are the figures at December 31, 2006 for the companies being sold which have been reclassified both to "Net result of non-current assets sold or held for sale" and under gains from disposals realised during the previous year. The assets held for sale of the Ecodeco Group at December 31, 2006 are of an insignificant amount.

Figures at December 31, 2006

Net result of non-current assets sold or held for sale *Millions of euro*	**Investment in Mestni Plinovodi d.o.o.**	**(50% of the figures) Serene S.p.A.**	**Total**
Revenues from sales	-	56	56
Gross profit from operations	**-**	**13**	**13**
Amortisation, depreciation and provisions	-	(9)	(9)
Profit from operations	**-**	**4**	**4**
Financial charges, net	(6)	(3)	(9)
Income before taxes	**(6)**	**1**	**(5)**
Income taxes	-	(2)	(2)
Net result	**(6)**	**(1)**	**(7)**

Figures at December 31, 2006

Net result of non-current assets sold *Millions of euro*	**Metroweb S.p.A.**	**Serenissima Gas S.p.A.**	**Serenissima Energia S.r.l.**	**Aem Trasmissione S.p.A.**	**(50% of the figures) Edison Rete S.p.A.**	**Total**
Gains	-	3.1	4.6	36.3	7.4	51.4
Losses	(0.5)	-	-	-	-	(0.5)
Result for the period of ownership	6.0	1.2	(0.1)	3.0	3.0	13.1
Net result of non-current assets sold	**5.4**	**4.3**	**4.6**	**39.3**	**10.4**	**64.0**

3) Reclassification and restatement of comparative figures

This paragraph explains the reasons and impacts of the reclassifications and restatements made to the comparative figures at December 31, 2006.

Reclassifications pursuant to IFRS 5

The comparative figures for the income statement at December 31, 2006 of and Serene S.p.A. (see previous paragraph) have been reclassified to "Net result di non-current assets sold or held for sale".

Restatement for the put options on Delmi S.p.A. shares

As explained previously in the paragraph entitled "Consolidation policies and procedures", to which you are referred for further detail, as a result of the change in accounting policy made in the first half of 2007 with retroactive effect from December 31, 2005 (restatement) as a result of applying IAS 32 para. 23 to the option agreements between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relating to a part of their investment in Delmi S.p.A., the balance sheet figures at December 31, 2006 include the discounted countervalue of these options as liabilities to third parties, while the income statement figures at December 31, 2006 include the changes in the present value of the debt relating to the countervalue of these options deriving from the passing of time under financial charges; this will guarantee comparability with the income statement and balance sheet figures at December 31, 2007.

Changes in the format of the financial statements

With a view to integration with ASM S.p.A. and AMSA S.p.A., which will become operative from January 2008, certain changes have been made to the contents of the financial statements.

The following tables reconcile the balance sheet and income statement formats used at December 31, 2006 with the new format adopted for the financial statements at December 31, 2007.

Reconciliation of the balance sheet at December 31, 2006 - new format

2006 BALANCE SHEET PUBLISHED	Published	*Restatement* Delmi Put	Reclassification (-)	
NON-CURRENT ASSETS				
Property, plant and equipment	7,026			
Investment property	20			
Intangible assets	2,532		(2,532)	
Investments	61			
Other non-current financial assets	507			
Deferred tax assets	263			
Other non-current receivables	46			
Restricted or pledged deposits	2		(2)	
Other non-current assets	5		(5)	
Total non-current assets	**10,462**		**(2,539)**	
CURRENT ASSETS				
Inventories	257			
Current financial assets	19		(19)	
Current derivatives	71		(71)	
Amounts due from tax authorities	54		(54)	
Trade and other receivables	1,849		(1,849)	
Cash and cash equivalents	253		(253)	
Other current assets	13		(13)	
Total current assets	**2,516**		**(2,259)**	
Non-current assets held for sale	**116**			
TOTAL ASSETS	**13,094**		**(4,798)**	

	Reclassification (+)	New format *Restated*	2006 BALANCE SHEET NEW FORMAT
			NON-CURRENT ASSETS
		7,026	Property, plant and equipment
		20	Investment property
	574	574	Intangible assets
	1,919	1,919	Goodwill
		61	Investments valued at equity
		507	Other non-current financial assets
	28	28	Non-current derivatives
		263	Deferred tax assets
	7	53	Other non-current assets
	2,528	**10,451**	**Total non-current assets**
			CURRENT ASSETS
	26	283	Inventories
	-		
	-		
	-		
	-		
	-		
	-		
	1,679	1,679	Trade receivables
	233	233	Other current assets
	19	19	Current financial assets
	43	43	Current derivatives
	17	17	Assets taxation current
	253	253	Cash and cash equivalents
	2,270	**2,527**	**Total current assets**
		116	**Non-current assets held for sale**
	4,798	**13,094**	**TOTAL ASSETS**

Reconciliation of balance sheet at December 31, 2006 - new format

2006 BALANCE SHEET PUBLISHED	Published	*Restatement* Delmi Put	Reclassification (-)	
EQUITY AND LIABILITIES				
EQUITY				
Share capital	936			
(Treasury shares)	(25)			
Legal reserve	94		(94)	
Other reserves	656	17	(673)	
Net profit for the year	302	(7)		
Equity pertaining to the Group	**1,963**	**10**	**(767)**	
Minority interests	2,248	(249)		
Total equity	**4,211**	**(239)**	**(767)**	
LIABILITIES				
NON-CURRENT LIABILITIES				
Medium/long-term financial liabilities	3,118		(3)	
Deferred tax liabilities	769			
Employee benefits	210			
Provisions for risks	618		(42)	
Other non-current liabilities	1	193		
Total non-current liabilities	**4,716**	**193**	**(45)**	
CURRENT LIABILITIES				
Trade and other payables	1,840	46	(1,886)	
Tax liabilities	86		(86)	
Short-term financial liabilities	2,161		(2,161)	
Other liabilities	11		(11)	
Total current liabilities	**4,098**	**46**	**(4,144)**	
Total liabilities	**8,814**	**239**	**(4,189)**	
Liabilities associated with non-current assets held for sale	**69**			
TOTAL EQUITY AND LIABILITIES	**13,094**	**-**	**(4,956)**	

	Reclassification (+)	New format *Restated*	2006 BALANCE SHEET NEW FORMAT
			EQUITY AND LIABILITIES
			EQUITY
		936	Share capital
		(25)	(Treasury shares)
		-	
		-	
	767	767	Reserves
		295	Net profit for the year
	767	**1,973**	**Equity pertaining to the Group**
		1,999	Minority interests
	767	**3,972**	**Total equity**
			LIABILITIES
			NON-CURRENT LIABILITIES
		3,115	Financial liabilities - non-current portion
	3	3	Non-current derivatives
		769	Deferred tax liabilities
		210	Employee benefits
		576	Provisions for risks
	42	42	Liabilities for refuse dumps
	31	225	Other non-current liabilities
	76	**4,940**	**Total non-current liabilities**
			CURRENT LIABILITIES
		-	
		-	
		-	
		-	
	1,349	1,349	Trade payables
	541	541	Other current liabilities
	2,119	2,119	Financial liabilities - current portion
	42	42	Current derivatives
	62	62	Tax liabilities
	4,113	**4,113**	**Total current liabilities**
	4,189	**9,053**	**Total liabilities**
		69	**Liabilities associated with non-current assets held for sale**
	4,956	**13,094**	**TOTAL EQUITY AND LIABILITIES**

Reconciliation of income statement at 01.01.2006-12.31.2006 - new format

2006 INCOME STATEMENT PUBLISHED	Published	*Restated* Delmi Put	IFRS 5	
REVENUES				
Revenues from sales	6,335		(53)	
Revenues from services	169			
Revenues from long-term contracts	23			
Other operating income	325		(3)	
Total revenues	**6,852**	**-**	**(56)**	
Other operating income	138			
Total revenues and other operating income	**6,990**	**-**	**(56)**	
OPERATING COSTS				
Raw materials and consumables used	4,004		(34)	
Services used	941		(8)	
Change in inventories of finished products	(36)			
Other operating costs	404		(1)	
Total operating costs	**5,313**	**-**	**(43)**	
Labour costs	**277**			
Gross profit from operations	**1,400**	**-**	**(13)**	
Amortisation, depreciation, provisions and writedowns	**677**		**(9)**	
Net profit from operations	**723**	**-**	**(4)**	
Gains (losses) from financial assets held for trading	(1)			
Other gains (losses) on derivatives	4			
Gains (losses) from financial assets available for sale	7			
Financial charges	248	7	(1)	
Income (losses) from financial assets	52		(1)	
Total financial costs	**(186)**	**(7)**	**-**	
Gains and losses on valuation of investments at equity	1			
Gains (losses) on disposal of property, plant and equipment	(6)			
Other non-operating profits	58			
Other non-operating costs	(41)			
Profit before tax	**549**	**(7)**	**(4)**	
Income tax expense	142		(2)	
Net profit (loss) of operating activities, net of taxes	**407**	**(7)**	**(2)**	
Net result from non-current assets sold or held for sale	55		2	
Net profit (loss)	**462**	**(7)**	**-**	
Minority interests	(160)			
NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP	**302**	**(7)**	**-**	

	Reclassification (-)	Reclassification (+)	New Format *Restated*	2006 INCOME STATEMENT NEW FORMAT
				REVENUES
	(6,282)		-	
	(169)		-	
	(23)		-	
	(322)		-	
	(6,796)	**-**	**-**	
	(138)		-	
		6,746	6,746	Revenues from sales and services
		189	189	Other operating income
	(6,934)	**6,935**	**6,935**	**Total revenues**
				OPERATING COSTS
	(3,970)		-	
	(933)		-	
	36		-	
	(403)		-	
		5,058	5,058	Cost of raw materials, finished products and services
		222	222	Other operating costs
	(5,270)	**5,280**	**5,280**	**Total operating costs**
			277	**Labour costs**
	(1,664)	**1,655**	**1,378**	**Gross profit from operations**
			668	**Amortisation, depreciation, provisions and writedowns**
	(1,664)	**1,655**	**710**	**Net profit from operations**
	1		-	
	(4)		-	
	(7)		-	
	(254)		-	
		(51)	-	
		148	148	Financial income
		340	340	Financial charges
		1	1	Gains and losses on valuation of investments at equity
	193	**(191)**	**(191)**	**Total financial costs**
	(1)		-	
	6		-	
			58	Other non-operating profits
	41	(39)	(39)	Other non-operating costs
	(1,425)	**1,425**	**538**	**Profit before tax**
			140	Income tax expense
	(1,425)	**1,425**	**398**	**Net profit (loss) of operating activities, net of taxes**
			57	Net result from non-current assets sold or held for sale
	(1,425)	**1,425**	**455**	**Net profit for the year**
			(160)	Minority interests
	(1,425)	**1,425**	**295**	**NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP**

4) Risk management

The AEM Group is exposed to the following risks:

- commodity price risk;
- interest rate risk, liquidity risk and exchange rate risk;
- credit risk;
- equity risk;
- default risk and covenants.

The price risk of commodities is the risk connected to the volatility of prices for energy commodities (gas, electricity, fuel oil, coal, etc.) and of environmental securities (EUA ETS issue rights, green certificates, white certificates, etc.). It consists of the possible negative effects that a change in the market price of one or more commodities could have on the Company's prospective earnings.

Interest rate risk is the risk of incurring additional financial costs as the result of an unfavourable change in interest rates.

Exchange rate risk is the possibility of incurring losses because of an unfavourable change in exchange rates two currencies.

Credit risk is the exposure to potential losses deriving from non-performance of commitments by trading and financial counterparties.

Equity risk is the possibility of incurring losses based on an unfavourable change in the price of shares.

The risk of default and covenants concerns the possibility that financing contracts or bond loan regulations to which Group companies are party might contain provisions that allow the counterparties, whether they are banks or bondholders, to ask the debtor for immediate reimbursement of the amounts lent if certain events take place, generating liquidity risk as a consequence.

In the following paragraphs, these risks are analysed for each sub-group ("old scope" of the AEM Group, excluding Plurigas S.p.A. (40%). the Delmi Group and the Ecodeco Group), except for the risk *of* default and covenants, which is analysed jointly for the entire group in the paragraph "Debt, Risk of Default and Covenants of the AEM Group".

Risk management for the "old scope" of the AEM Group is centralised at the parent company AEM S.p.A.. The only exception is Plurigas S.p.A. which has its own risk management function; this is why Plurigas S.p.A. is treated separately.

Management and types of risk of the "old scope" of the AEM Group, excluding Plurigas S.p.A.

1) Commodity price risk and exchange rate risk involved in commodity activities

The Group is exposed to price risk, including the related exchange risk, on all of the energy commodities that it handles, namely electricity, natural gas, coal, crude oil and refined products, as both purchases and sales are affected by fluctuations in the prices. These fluctuations act both directly and indirectly, through formulas and indexing in the pricing structure.

Aem and its direct subsidiaries have been using a market risk management model since January 2004. The rules and procedures for managing the risks borne by the Group (as a result of buying and selling gas, electricity and fuel) are contained in a specific document entitled *The Energy Risk Policy of the AEM Group*, which was approved by the Board of Directors on January 27 2004 and periodically reviewed and updated.

Based on the rules laid down in this operating procedure, the Energy Risk Commission meets regularly to review risks trends in the various companies mentioned previously.

To manage these risks, the Energy Risk Policy provides for constant control over the Group's net exposure, calculated centrally on the entire portfolio of the Group's assets and contracts, as well as the overall level of economic risk taken on by that portfolio (Profit at Risk - PaR) compared with a maximum limit approved by the Board of Directors. Every month, Risk Management Committee — chaired by top management — reviews the Group's exposure and, in the event that Profit at Risk exceeds the limit, decides on adequate hedging policies by means of derivatives.

The derivatives used at December 31, 2007 are measured at fair value based on the forward market curve at the balance sheet date, if the underlying of the derivative is traded on markets that have a forward pricing structure.

To measure the fair value of the derivatives relating to the Italian power market, in the absence of an official reference forward curve for the PUN (National Unit Price) and for zonal prices, internal estimates were made using an in-house statistical model. This in-house model, which is based on best industry practice, constructs hourly PUN and zonal prices on the basis of expected variable generation costs and, in particular, on the expected spark spread. The prices obtained with the mark to model are then checked for consistency with the prices used by market operators.

The impact that fluctuations in the market prices of the underlying have on the financial derivative, given its initial value, is measured by means of PaR or Profit at Risk ([1]), in other words the (positive or negative) change in the value of the hedging portfolio, within the limits of pre-established probability assumptions, due to a (favourable or unfavourable) shift in market indices. The PaR is calculated using the Montecarlo Method (at least 10,000 trials) and a 97.5% confidence level. It simulates scenarios for each relevant price driver depending on the volatility and correlations associated with each one, using as the central level the forward market curves at the balance sheet date, if available. Having obtained in this way a distribution of the probability associated with changes in the fair value of outstanding financial contracts, it is possible to extrapolate the maximum negative variance expected on the fair value under analysis over a given period of time and for a given level of probability. Based on this methodology, the period of time of the current accounting period and in the event of extreme market movements, corresponding to a confidence interval of 97.5% of probability, the expected maximum loss on outstanding financial derivatives comes to 6.39 million euro (19.05 million euro at December 31, 2006).

The following are the results of the simulation with the related maximum variances:

Profit at Risk (PaR) *- Millions of euro* **Confidence level: 97.5%**	**12 31 2007**		**12 31 2006**	
	Worst case	***Best case***	***Worst case***	***Best case***
"Old scope" of the AEM Group	-6.39	+18.71	-19.05	+26.33

This means that the AEM Group can expect, with a probability of 97.5%, not to lose more than 6.39 million euro on its entire portfolio of financial instruments held at December 31, 2007 due to commodity price fluctuations.
Edipower does not have any exposure to unhedged commodity risk.

2) Interest rate risk, equity risk, liquidity risk and residual exchange rate risk

Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate.
In fact, if the loan is floating rate, the interest rate risk is on the cash flow; if the loan is fixed rate, the interest rate risk is on the fair value (e.g. if market rates rise above the rate paid on the bonds, the bond price will go down). Indeed, there is an inverse correlation between a loan's price and its yield to maturity.

(1) Profit at Risk: a statistical measurement of the maximum potential negative variation in the margin of a portfolio of assets in the event of unfavourable movements in the market, with a certain time horizon and confidence interval.

It is up to the Finance and Administration Department of AEM S.p.A. to identify and propose suitable strategies to limit these types of risk for itself and for its direct subsidiaries.

At December 31, 2007, before consolidation of the Delmi Group, the structure of the AEM Group's medium and long-term debt before consolidation of the Delmi and Ecodeco Groups was as follows:

- 34% consisted of floating-rate loans,
- 66% of the loans were hedged, even if this cover did not fully satisfy the effectiveness test required by IFRS to apply hedge accounting.

The loans that were hedged were made up as follows:

- a bond loan with a nominal value of 500 million euro with an annual fixed coupon of 4.875%;
- a loan from the Cassa Depositi e Prestiti, residual debt at December 31, 2007 of 233 million, floating rate (average of 6-month Euribor measured in November and May);
- 600 million euro of revolving lines, floating rate (6-month Euribor).

The hedging policy adopted is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").

This policy makes it possible to transform the fixed rate, Euribor and Euribor average into a floating rate within a collar with barrier, so as to limit:

- interest rate fluctuations with well defined limits, in the case of floating rate;
- the negative carry compared with the Euribor (floating), in the case of fixed rate.

This policy has been applied to the bond loan, the loan from the Cassa Depositi e Prestiti and the revolving committed lines of credit.

The following is a sensitivity analysis that shows the effect on the gross stock of financial debt at the balance sheet date, including derivatives on interest rates caused by a hypothetical shift in the curves of plus or minus 0.5% compared with the rates effectively applied during 2007.

Sensitivity analysis *Millions of euro*	**2007** **Impact on financial charges (income statement)**			**2007** **Impact on the cash flow hedge reserve (equity)**		
	+50 bps	**base**	**-50bps**	**+50 bps**	**base**	**-50bps**
"Old scope" of the AEM Group	128	113	90	-3	-1	2

As regards the exchange rate risk on purchases and sales other than those of commodities, the Aem "old scope" does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.

Liquidity risk is the risk that the financial resources available to the company will not be sufficient to meet its financial and commercial commitments as they fall due.
The following table analyses the worst case for financial liabilities (including trade payables) in which all of the flows shown are undiscounted future nominal cash flows determined on the basis of residual contractual maturities for both principal and interest; they also include the undiscounted nominal flows of derivative contracts on interest rates.
Loans have been included on the basis of the first expiry date when reimbursement could be requested, while revocable loans have been considered redeemable at sight.

Millions of euro	**From 1 to 3 months**	**From 3 months to 1 year**	**Beyond 1 year**
Bonds	–	24	622
Payables and other financial liabilities	220	258	2,905
Trade payables	214	28	2

In order to limit liquidity risk, which is the risk of having to make unexpected cash outlays without having sufficient financial resources, the company has stipulated short/medium term revolving committed lines of credit with banks for a total of 2,520 million euro. This amount guarantees that the company has sufficient funds to cover any financial requirements that might arise over the next few years.
The liquidity risk shown in the table also includes Edipower's liquidity risk.
The liquidity risk managed by Aem, 744 million euro for 2008, is hedged by committed lines of credit that it needs to reimburse any debt falling due over the next twelve months. At December 31, 2007 the Group has unutilised committed lines of credit of 1,435 million euro with a residual average life of more than 4 years

3) Credit risk

Exposure to credit risk is principally linked to the commercial activity, selling electricity and natural gas. To keep this risk under control, day-to-day monitoring is specifically delegated to the Credit Management function, which forms part of the Finance and Administration Department in head office (for the credit risk involved in the bilateral contracts stipulated by Aem Trading S.r.l., it is assigned to the Planning and Control Department, for which the Credit Management function provides operational support). For some time now, a Credit Policy has been implemented centrally to regulate the assessment of customers' credit standing, monitor the expected cash flows, send out suitable reminders, grant extended credit terms with adequate guarantees where necessary, and perform debt recovery if needed. Depending on the customers' credit worthiness, the Credit Policy requires the company to ask customers

to give bank or insurance guarantees of prime credit standing, collectable on first request and without any chance of raising objections (article 1945 of the Italian Civil Code). Counterparties for the management of temporary cash surpluses and for the stipulation of financial hedging contracts (using derivatives) always have a high international credit standing.
The payment terms generally applied to customers provide for various due dates in line with applicable regulations and market standards. In cases of delayed payment, default interest in charged as explicitly foreseen in the underlying supply contracts or in current law (application of the default rate as per Legislative Decree 231/2002) and in the cases provided for, the Credit Policy envisages interrupting the supply in the event of standing insolvency.

Trade receivables are shown in the balance sheet net of any writedowns; management is of the opinion that the figure shown is a correct representation of the fair value of total trade receivables. The following is an analysis of gross trade receivables and of the related provision for bad and doubtful accounts. The variance compared with the figure at December 31, 2006 depends above all on the seasonal nature of the business.

Millions of euro	12 31 2007
Gross trade receivables	822
Provision for bad and doubtful accountsi (-)	(19)
Trade receivables	**803**
Guarantees in portfolio	173
Receivables due between 9 to 12 months i	8
of which with Public Entities	2
Receivables due beyond 12 months	39
of which with Public Entities	16

Trade receivables that are past due for more than 12 months amount to 39 million euro and refer to 16 million euro of receivables from public entities, for which there is no collection risk, and 23 million euro of receivables from private customers. The provision for bad and doubtful accounts covers approximately 83% of the exposure to private customers, past due for more than 12 months, and reflects the amount that in the circumstances could prove difficult to collect, whereas the other 17% has a chance of being recovered, even though it is overdue for more than 12 months.

4) Equity risk

At December 31, 2007 the "old scope" of Aem is not exposed to equity risk.

Note that, at December 31, 2007, AEM S.p.A. holds 30,434,850 treasury shares, which is 1.691% of the share capital made up of 1,800,047,400 shares.

The shareholders' meeting on October 27, 2006 authorised the purchase and sale of treasury shares up to a maximum of 180,004,740 shares, including those already held, and for a period of not more than 18 months from the date of the resolution.

As laid down in IFRS, treasury shares do not constitute an equity risk as their purchase cost is deducted from equity and even if they are sold, any gain or loss on the purchase cost does not have any effect on the income statement.

Risk management by Plurigas S.p.A. (40%)

In carrying on its business activities, Plurigas S.p.A. can be exposed to various risks, such as price variations (linked to trends in energy quotations and a variety of references that define purchase and selling prices), fluctuations in the quantity of gas moved (depending on the climate or events that affect supplies) and in quotations on financial markets (linked to movements in the exchange rates for the currencies used in such transactions, interest rates, etc.), as well as to the risk of insolvency on the part of its counterparties (customers, etc., and lastly to liquidity risks.

One risk factor that Plurigas S.p.A. has is linked to the regulatory system of the gas business in the form of resolutions by the Authority for Electricity and Gas. This is a type of risk that cannot be hedged financially.

The company's aim is to take steps to reduce the exposure to such risks according to a strategy designed to limit the extent to which results can differ from expectations. For this, recourse is had both to the financial derivative market and to the energy market, though no transactions are entered into with any intention other than to protect the business against such risks.

Risk management is handled directly by the company through specific corporate functions governed by an internal procedure that has been approved by the Board of Directors. This procedure lays down the rules for how the risks involved in all of the company's activities are to be controlled and managed.

1) Commodity price risk and exchange rate risk involved in commodity activities

Market risk is the most important in terms of the impact on the economic results of Plurigas S.p.A..

As far as gas prices are concerned, there is usually a natural hedging between purchasing and selling prices, so the only risk that remains on this front concerns price variations for the gas put into storage. This risk is generated by the time lag between the injection phase, which is concentrated in the spring and summer, and the delivery phase to cope with sales, which is concentrated in the autumn and winter. To cover this type of risk, which generates the most significant impact on the company's operating results, Plurigas has recourse to the financial derivatives market, taking out swap contracts (time spread swaps) in order to eliminate this variability in gas prices, making reference to notionals corresponding to purchases for storage and to sales withdrawn from storage as part of a hedging strategy to cover fluctuations in future cash flows (cash flow hedges).

Market risk also covers any requests from customers or suppliers for particular index-linking of prices. Also in this case Plurigas S.p.A. takes steps to eliminate any discrepancies between different types of index-linking, mainly by stipulating swap contracts.

The risk connected to the quantities of gas sold derives mainly from aspects to do with the climate or other external events that can impact supplies or their movement (logistics) and is controlled and therefore managed mainly by having recourse to the energy market.

Lastly, the risk linked to financial market prices relates to the management of foreign currencies needed to pay for supplies and of interest rates in connection with loans. As regards the former, Plurigas S.p.A. hedges its risk by means of forward transactions on the invoice payment deadline, whereas as regards interest rates, the effective exposure is marginal, also because it depends on the level of the company's debt, which moves between extreme peaks and troughs according to the season. In any case, hedging it effectively is both complex and costly.

The economic parameter that summarises the results and principal risks of Plurigas S.p.A. is gross profit from operations, as this is the indicator that is able to quantify the impact that these risks can have on the company's results in the most direct and explicit way. As regards financial risks and exchange risk in particular, the following quantitative parameters are also monitored: a) Hedged currency positions/Total currency positions and b) Total exposure. The operational risk limit is represented by the limit on variability of gross profit from operations compared with the level approved in the budget, set with reference to the forward curves in the market for the scenario's variables. This limit on variability is measured on the basis of the accounting period (the calendar year), approved by the Board of Directors at the time they approve the annual budget and then systematically monitored.

The following table shows the sum of the future (discounted) cash flows generated by the derivative contracts outstanding at December 31, 2007 and used to hedge the risk of fluctuations in commodity prices, according to the energy and currency scenarios being simulated.

This table does not therefore take into consideration the sums of the items being hedged; these amounts have to be added on top.

Commodity Price Risk (amounts relating to the 40% interest in Plurigas S.p.A.).

Discounted amount *Millions of euro*	**Forward curves 2007 financial statements**	**Brent up to 150 USD (*)**	**Brent down to 30 USD (*)**	**Exchange rate €/USD up to 1.8 (*)**	**Exchange rate €/USD down to 1.1 (*)**
Storage hedging	-4.4	-10.6	+2.1	-1.9	-8.8
Other hedging	+0.1	+0.8	-1.0	-1.7	+2.6
to IFRS reserve	-4.1	-9.6	+1.2	-3.5	-6.0
to income statement (**)	-0.04	-0.04	-0.04	-0.04	-0.04

(*) Scenario which starts from the actual figures at December 2007 and rises/falls in a linear manner up to December 2008 to the figure shown in the table, subsequently remaining stable until the end of the contract.

(**) Note that the impact on the income statement solely for the derivatives treated as fair value hedge includes the change in the derivative as well as that of the item being hedged.

2) Interest rate risk, equity risk, liquidity risk and residual exchange rate risk

For Plurigas, liquidity risk is the possibility that its operating cash requirements could exceed the financing capacity of its equity and lines of credit. To cover this type of risk Plurigas S.p.A. negotiates with financial institutions not only ordinary hot money facilities, but also stand-by lines of credit to the used as back-up.
Calculating the correct overall size of these lines takes into consideration the maximum peak of the company's debt, which generally lasts for a very short period of time and always takes place towards the end of the year.

Liquidity Risk (amounts relating to the 40% interest in Plurigas S.p.A.).

Nominal amounts - *Millions of euro*	**Total**	**From 1 to 3 months**	**From 3 months to 1 year**	**Beyond 1 year**
Financing requirements	**119.6**	**101.0**	**12.7**	**5.96**
Trade payables	48.0	48.0	-	-
Amounts due to banks	64.9	46.9	12.0	6.0
Financial liabilities	6.7	6.1	0.7	(0.04)

The company reports the following sources of funds to cover these exposures (amounts relating to the 40% interest in Plurigas S.p.A.).

Nominal amounts - *Millions of euro*	**Total**	**From 1 to 3 months**	**From 3 months to 1 year**	**Beyond 1 year**
Financing	79.4	77.1	2.2	0.1
Trade receivables from shareholders	75.0	75.0	-	-
Trade receivables from others	1.5	1.5	-	-
Liquidity	0.4	0.4	-	-
Financial assets	2.5	0.2	2.2	0.1

In addition to the credit lines not drawn down at December 31, 2007.

The following table shows the amount of financial charges incurred in 2007. It also shows what they would have been if the weighted average interest rates for the period had been different.

Interest Rate Risk (amounts relating to the 40% interest in Plurigas S.p.A.).

Nominal amounts	**2007 Financial statements**	**Simulation 1**	**Simulation 2**
W.A.C. (**) of capital	4.2%	5.0%	3.0%
Financial charges (M€)	2.0	2.4	1.4

(*) Weighted average cost.

3) Credit risk

For Plurigas S.p.A. credit risk is naturally reduced to marginal levels considered acceptable considering the procedures used for accrediting and selecting customers. Among other things, when considered necessary, these include obtaining guarantees before initiating supplies for amounts that depend on the sales expected to take place during a certain period, also in relation to the payment terms agreed in the contract. Exposure limits for individual counterparties are laid down according to the credit policy established by the Risk Committee. Any doubtful receivables are managed case by case. Note that almost all of the receivables have been received at the date of approving the financial statements and, in any case, there are no situations of non-performance.

Risk management at the Delmi Group

The Delmi Group's activity is exposed to various types of risk, including interest rate, exchange rate, price and cash flow risk due to its joint control of Transalpina di Energia, the parent company of the Edison Group. The Group uses derivatives to minimise such risks as part of its risk management activities. The risk management model coincides with that of the subsidiary Edison S.p.A..

In line with the rules of the Code of Conduct for Listed Companies of March 2006, the Edison Group began implementing an integrated risk control model based on the international standards of Enterprise Risk Management, with the definition of a global corporate risk model using risk mapping and risk scoring methodologies. The purpose is to identify the company's main risks, to evaluate their potential negative effects in advance and to take suitable steps to mitigate them.

The risk model adopted provides for a classification according to two fundamental criteria:

- the origin of the inherent risk, on the basis of which risks are split between risks linked to the external environment, process risks and strategic and policy risks, in accordance with the guidelines of the valuation of the COSO Integrated Framework on Enterprise Risk Management;
- the main quantification methodology, on the basis of which risks are split between market risk, credit risk, operating risk and other risks, essentially strategic and reputational risks, in accordance with the Basel II guidelines.

During 2007 the Edison Group initiated a cycle of Risk Self Assessment which involves all members of management in identifying and evaluating the main risks mentioned above. Shared objectives and methods of risk scoring to be used for assessing risks were reached by means of workshops and meetings between representatives of the companies concerned to ensure that they used the same valuation criteria. Risk self-assessment was carried out with the help of risk sheets to analyse information flows, as well as direct meetings with the process owners on specific topics. The gathering and processing of this information gave rise to aggregations of the same types of risks to encourage participants to coordinate their mitigation plans with a view to integrated management of these risks. Progress reports have been sent periodically to the Internal Control Committee.

Very briefly, the process of risk self-assessment has led to the development of a corporate risk map which shows the principal risks, each with its own scoring level, against which suitable mitigation and control measures are taken. The process is based on a qualitative and quantitative methodology which gives a score according to the assessment of the risks in terms of their global impact, probability of occurrence and level of control. The results of this process respond to the main objective of risk management, which is to protect the value of the company's assets. They also contribute towards determining the overall risk/return ratio that is considered most suitable for the company. Moreover, the results can also be used by the Internal Control Systems function to prepare specific risk-based audit plans.

The following is an analysis of the risks to which the Delmi Group is exposed.

Market risk

Market risk includes all of those risks that are linked directly or indirectly to fluctuations in prices on the physical and financial markets where the Group operates, in particular:

1. The price risk of commodities is the risk connected to the volatility of prices for energy commodities and of environmental securities (EUA ETS issue rights, green certificates, white certificates, etc.);
2. exchange rate risk;
3. interest rate risk.

1) Commodity price risk and exchange rate risk involved in commodity activities

The Edison Group is exposed to price risk, including the related exchange risk, on all of the energy commodities that it handles, namely electricity, natural gas, coal, crude oil and refined products, as production, storage, purchases and sales are all affected by fluctuations in the prices of such energy commodities as fuels, which are quoted in US dollars. These fluctuations act both directly and indirectly, through formulas and indexing in the pricing structure.

As far as energy commodity price risk and the related exchange rate risk are concerned, with a few minor exceptions involving Edipower, Edison has set up a process that is based on a logic of segregation and separation of the risk control and management function, which is centralised in Edison S.p.A. reporting directly to the Chief Financial Officer, from operating on financial markets, which is centralised in Edison Trading S.p.A. as far as commodity markets are concerned and in the Finance Department as far as exchange rates are concerned.

As regards Energy Risk Policy, the Group's policy is to minimise the need for recourse to financial markets for hedging purposes by exploiting vertical and horizontal integration of the various lines of business. To this end, the Group above all plans all physical balancing of volumes for its sales of physical energy commodities on the markets for the various deadlines by means of its own production assets and its portfolio of outstanding contracts, both medium/long term and spot. The Group then pursues a policy of homogenisation between the physical sources and uses, so that the formulas and indexing to which energy commodity sales are linked reflect as far as possible the formulas and indexing of the Group's costs, i.e. its purchases of energy commodities on the markets and the procurement for its own production assets.

To manage these risks, the Energy Risk Policy provides got constant control over the Edison Group's net exposure, calculate centrally on the entire portfolio of the Edison Group's assets and contracts, as well as the overall level of economic risk taken on by that portfolio (Profit at Risk – PaR) (2), compared with a maximum limit approved by the Board of Directors of Edison S.p.A. along with the annual budget.

Every month, Edison's Risk Management Committee — chaired by top management — reviews the Edison Group's exposure and, in the event that Profit at Risk exceeds the limit, decides on adequate hedging policies by means of derivatives.

If the Edison S.p.A.'s Risk Office agrees that they are in line with the objectives of Group risk management, the Edison Group also uses other forms of hedging (called "operational hedging") which are designed to hedge an individual transaction or on a limited set of identical transactions.

The derivatives used at December 31, 2007 are measured at fair value based on the forward market curve at the balance sheet date, if the underlying of the derivative is traded on markets that have a forward pricing structure.
To measure the fair value of the derivatives relating to the Italian power market, in the absence of an official reference forward curve for the PUN (National Unit Price), internal estimates were made using models that simulate the forward PUN curve, based on industry best practice. This in-house model, which is based on best industry practice, constructs hourly PUN and zonal prices on the basis of expected variable generation costs and, in particular, on the expected spark spread. The level obtained can then be revised, if necessary, according to available market prices.
The Edison Group uses the Montecarlo Method to evaluate the impact that fluctuations in the market prices of the underlying have on the fair value of outstanding financial derivatives.
In fact, the Edison Group has chosen to use two different valuation methods depending on the type of portfolio involved.
For the Industrial Portfolio, which includes both day-to-day hedging of commodity purchase/sale contracts as well as the hedging of production and assets, the methodological approach is the same as the calculation of PaR. This methodology simulates ten thousand scenarios for each relevant price driver depending on the volatility and correlations associated with each one, using as the central level the forward market curves at the balance sheet date, if available. In the case of the Italian Electricity Market, given that there is not an official forward curve to refer to, as we said previously, internal evaluations are based on a model that simulates the forward PUN curve (PUN being the single nationwide price).

(2) Profit at Risk: a statistical measurement of the maximum potential negative variation in the budgeted margin in the event of unfavourable movements in markets, with a certain time horizon and confidence interval.

Having obtained in this way a distribution of the probability associated with changes in the fair value of outstanding financial contracts, it is possible to extrapolate the maximum negative variance expected on the fair value under analysis over a given period of time (the accounting period) and for a given level of probability.
The Edison Group's official PaR, in accordance with its *Energy Risk Policy*, is based on a confidence interval of 97.5% of probability, which in the case of the Edison Group's consolidated financial statements translates into a maximum expected loss of 25.5 million euro of fair value (53.6 million euro at December 31, 2006), as shown in the following table.

Profit at Risk (PaR) - Millions of euro	12 31 2007		12 31 2006	
	Level of probability	**Expected associated loss**	**Level of probability**	**Expected associated loss**
Delmi Group/Transalpina di Energia/ Edison (*)	97.5%	25.5	97.5%	53.6

(*) Amounts based on proportional consolidation at 50% of the Edison Group.

This means that the Edison Group expects, with 97.5% probability, not to lose more than 25.5 million euro on the fair value of its financial instruments at December 31, 2007 due to commodity price fluctuations. In other words, the possibility of losing over 25.5 million euro by the end of 2008 is limited to 2.5% of scenarios.

In addition to the activity in connection with the Industrial Portfolio, the Edison Group has also started a trading activity, split into ad hoc portfolios. The Trading Portfolios are monitored through suitable daily risk limits VaR limit [3] which with 95% probability is equal to 1.05 million euro (for the 50% interest).

2) Exchange rate risk not associated with trading in commodities

Except as explained above in connection with commodity risk, the Edison Group is not particularly exposed to exchange rate risk. The part that remains is prevalently concentrated in the translation of the financial statements of certain foreign subsidiaries and on currency flows for minor amounts related to the purchase of machinery; the foreign subsidiaries generally have a substantial convergence between the currencies in which their revenues are billed and the currencies in which their costs are billed.

(3) Value at risk: a statistical measurement of the maximum potential negative variation in the fair value of the portfolio in the event of unfavourable movements in the market, with a certain time horizon and confidence interval.

3) Interest rate risk

The Transalpina di Energia Group is exposed to fluctuations in the interest rate above all as regards the financial charges on debt.

Gross financial indebtedness	Without derivatives	With derivatives	% with derivatives
- at fixed rate (*)	398	1,412	65%
- at floating rate (*)	1,778	764	35%
Total gross financial indebtedness	**2,176**	**2,176**	**100%**

(*) Amounts based on proportional consolidation at 50% of the Edison Group.

As shown in the above table, the exposure to interest rate risk at December 31, 2007 can be put at around 35% of the Edison Group's total exposure (30% at December 31, 2006); the remaining 65% at fixed rate (67% at December 31, 2006), derives from the combination of payables originally at a pre-established rate and derivatives stipulated to hedge bank loans or bond loans contractually index-linked to a floating rate.

The interest rate risk hedging policy is based on the following guidelines. No derivatives are taken out by the Group purely for speculative purposes. On the contrary, the objective is to reduce fluctuations in the volatility of financial charges. They are in fact hedging transactions, some of which qualify as such within the terms of IAS 39, others as economic hedges, with a view, in both cases, of mitigating the impact on financial charges of increases in the Euribor rate, while at the same time maintaining some of the benefits should it fall. This objective is reached by means of a suitable mix between fixed and floating rate debt, after hedging.

The main transactions involving the Group's portfolio show these principles in action.

As for Transalpina di Energia, from September 2005 the holder of a loan of 1,400 million euro (the AEM Group 50% share amounts to 700 million euro), drawn down for 1,380 million euro (AEM Group's share: 690 million euro) at December 31, 2007, the company has taken out a hedge, which qualifies as such under IAS 39, which allows it to convert 1,000 million euro of the debt (AEM Group's share: 500 million euro) to a fixed rate (of around 3.35%) (the AEM Group 50% share amounts to 500 million euro).

In Edison S.p.A., most of the hedging transactions involve the bond issues, as these represent the most stable form of financing. The bond loan of 700 million euro (AEM Group's share: 350 million euro) at fixed rate (5.125%), thanks to hedging transactions, has been reconverted to a floating rate for 350 million euro (AEM Group's share: 175 million euro), while the 500 million euro issue (AEM Group's share: 250 million euro) at floating rate has been converted to a fixed rate (around 3.60%) for 200 million (AEM Group's share: 100 million euro) and, for the remaining 300 million (AEM Group's share: 150 million euro), a special structure has been negotiated which sterilises any increases in the contractual rate beyond a set limit of 3.95%.

The following is a sensitivity analysis that shows the effects on the income statement and equity of a hypothetical shift in the curves of plus or minus 50 basis points compared with the rates effectively applied during 2007.

Sensitivity analysis *Millions of euro*	2007 Impact on financial charges (income statement)			2007 Impact on the cash flow hedge reserve (Equity)		
	+50 bps	base	-50bps	+50 bps	base	-50bps
Delmi Group/Transalpina di Energia/Edison (*)	118.5	115	109.5	40	26.5	13

(*) amounts based on proportional consolidation at 50% of the Edison Group

Credit risk

Credit risk is the exposure to potential losses deriving from non-performance of commitments by trading and financial counterparties. This risk derives above all from factors that are typically economic or financial in nature; in other words, from the possibility of default on the part of a counterparty, but also from factors that are more strictly technical and commercial or administrative and legal in nature (disputes regarding the nature or quantity of the energy supplied, interpretation of contractual clauses, billing, etc.).

For the Group, exposure to credit risk is principally linked to its growing commercial activity, selling electricity and natural gas on the free market. To keep this risk under control, for which day-to-day monitoring has been specifically delegated to the Credit Management function, which forms part of the Finance Department in head office, the Group has implemented procedures and measures to assess customers' credit standing (also by using suitable scoring grids), monitor the expected cash flows and perform debt recovery if needed; the policies and tools used for rating credit-worthiness and the monitoring and debt recovery activities are differentiated according to the different categories of customers and the amounts that they consume. Depending on the internal credit policies and following this assessment of credit standing, in certain cases customers may be asked to provide guarantees; these are usually guarantees collectable on first request issued by banks or insurance companies of prime credit standing.

As regards the choice of counterparties for the management of temporary cash surpluses and for stipulating financial hedges using derivatives, the Group only uses those that have a high credit standing.

As regards the payment terms applied to most customers, generally speaking the deadline is within 30 days of invoicing, which is usually monthly and carried out during the month after the period when the energy was delivered. In cases of delayed payment,

default interest in charged as explicitly foreseen in the underlying supply contracts or in current law (application of the default rate as per D. Lgs. 231/2002) and in the cases provided for, the Credit Policy envisages interrupting the supply in the event of ongoing insolvency.
Trade receivables are shown in the balance sheet net of any writedowns, which are made for prudence sake at rates that vary according to the number of times that payment has had to be solicited by the balance sheet date.

The following is a summary of gross trade receivables, the related provisions for bad and doubtful accounts and any guarantees that cover them. The variance compared with the figure at December 31, 2006 depends above all on a substantial reduction in receivables due beyond December 31, including those from GSE for adjustment of the fuel cost saving.

Millions of euro	**12 31 2007**
Gross trade receivables	806
Provision for bad and doubtful accountsi (–)	(44)
Trade receivables (*)	**762**
Guarantees in portfolio (*)	143
Receivables past due from 9 to 12 monthsi (*)	7
Receivables past due for over 12 months (*)	25

(*) Amounts refer to 50% of the Edison Group.

Trade receivables that are past due at the date of the financial statements are covered by related provisions. For 30% (past due from 9 to 12 months) and 5% (overdue for over 12 months) the above receivables are mainly from Italian public administration agencies, which Edison Energia S.p.A. is supplying under the CONSIP Agreements.

Operating risk

Operating risk represents the risk of losses or damage to the company or to third parties deriving from inadequacy or malfunctioning on the part of procedures, human resources or systems, including legal risk, or from external events. These situations, which were highlighted during the risk self-assessment for management purposes, do not have any impact on the financial statements in 2007, except as booked for this purpose in the provision for risks and charges; see the section on "Provisions for risks and charges" for details.

Other risks

Liquidity risk

Liquidity risk is the risk that the financial resources available to the company will not be sufficient to meet its financial and commercial commitments as they fall due.
The following table analyses the worst case for financial liabilities (including trade payables) in which all of the flows shown are undiscounted future nominal cash flows determined on the basis of residual contractual maturities for both principal and interest; they also include the undiscounted nominal flows of derivative contracts on interest rates. Loans have been included on the basis of the first expiry date when reimbursement could be requested, while revocable loans have been considered redeemable at sight.

Millions of euro	**From 1 to 3 months**	**From 3 months to 1 year**	**Beyond 1 year**
Bonds (*)	4	28	672
Payables and other financial liabilities (*)	190	96	1,488
Trade payables (*)	642	56	

(*) Amounts based on proportional consolidation at 50% of the Edison Group.

The cash flows, financing requirements and liquidity of the various companies in the Group are managed in such a way as to ensure that the best possible use is made of Group resources. The objective is to provide the Group with the committed lines of credit that it needs to reimburse any debt falling due over the next twelve months. At December 31, 2007 the Group's objective has been largely exceeded, considering that it has unutilised committed lines of credit of 1,693 million euro (the share proportionally consolidated at 50% amounts to 846.5 million euro) with a residual average life of more than 5 years. Of these, the most important part is a syndicated stand-by line of credit of 1,500 million euro (the share proportionally consolidated at 50% amounts to 750 million euro) with maturity 2013, not drawn down at all at the end of December.

As regards the balance of working capital, and in particular the coverage of trade payables, these are largely covered by trade receivables and the conditions at which they are settled.

Equity risk

At December 31, 2007, Delmi S.p.A. is exposed to equity risk on the ordinary shares of Edison S.p.A.. because of two derivatives transactions.
Delmi S.p.A. has also stipulated an equity swap on 16,981,068 Edison S.p.A. ordinary shares at a price of 1.721865 euro per share with maturity November 2008.
Because of this equity swap, any increases in the value of the stock over 1.721865 will be a gain for Delmi (and vice versa).
Delmi S.p.A. will receive amounts from the counterparty equal to any dividends paid by Edison S.p.A. on the underlying shares.
For the equity swaps the banks will receive a remuneration that is partly variable, based on the time period of the transaction.
Delmi S.p.A. has also stipulated a flexible forward agreement with a financial counterparty which has the right, but not the obligation, to buy Edison S.p.A. ordinary shares at a price of 1.635 euro per share up to a maximum of 16,981,068 Edison S.p.A. ordinary shares with maturity November 2008.
Because of this transaction, any increases in the value of the stock over 1.635 will be a cost for Delmi. Any decrease under 1.635 euro will not result in a gain for Delmi, because in this case the counterparty would not exercise its right.
In May 2007, the notional amount of the equity swap was raised from 16,616,858 Edison S.p.A. ordinary shares to 16,981,068 shares in order to adjust the notional amount of the flexible forward agreement.
In fact, every time that Edison S.p.A. distributes a dividend, the notional amount of the flexible forward agreement increases in percentage for an amount equal to the ratio between the dividend and the share price at the date that it goes ex-coupon, whereas as a result the strike price of the flexible forward agreement falls proportionately.

The notional amount of the equity swap was therefore increased to avoid a mismatching of the notionals.
Note that at December 31, 2007, the valuation of the equity swap and flexible forward transactions was negative for 3.3 million euro.

Risk management at the Ecodeco Group

The Ecodeco Group operates in Italy, Great Britain and Spain in the field of waste treatment and disposal and in the production of electricity from waste incineration and biogas.

AEM S.p.A. holds 96% of the share capital and voting rights with a call option to buy the other 6%. The group consists of 14 companies that are consolidated line-by-line and 4 that are consolidated proportionally.
The Ecodeco Group's activity is exposed to various types of risk, including interest rate, exchange rate, price and cash flow risk, as explained in greater detail in the following paragraphs. In order to minimise these risks, the Group uses derivatives as part of its risk management activity, while generally speaking derivative or similar instruments are not used or held purely for trading purposes.
All of this is placed within the ambit of precise directives, especially of an organisational nature, which regulate the Ecodeco Group's Risk Management activity and to this end procedures have been introduced to control all transactions involving derivatives. In this area, all risk management operations are handled centrally.
The main group companies that are active in financial risk management are: Ecodeco S.r.l. (Parent company), Ecolombardia 4 S.p.A. (controlled 68.56% by Ecodeco S.r.l.), Fertilvita S.r.l. (controlled 100% Ecodeco S.r.l.), Cavaglià S.p.A. (indirectly controlled 100% through Ecodeco S.r.l.), A.S.R.A.B. S.p.A. (indirectly controlled 100% by Ecodeco S.r.l.), Sistema Ecodeco UK Ltd (controlled 100% by Ecodeco S.r.l.) and Bellisolina S.r.l. (indirectly controlled 50% by Ecodeco S.r.l.), CMT Ambiente S.r.l. (indirectly controlled 51% by Ecodeco S.r.l.).

Financial management of the Ecodeco Group is performed in coordination with AEM S.p.A.'s Finance and Administration Department to take advantage of the better terms and conditions that the AEM Group can obtain from banks and other financial institutions.
Hence, all decisions relating to the stipulation of medium/long term loans or financial risk hedging transactions by any member of the Ecodeco Group are taken jointly by Ecodeco and Aem management.
Ever since the Ecodeco Group was acquired, steps have been taken to rationalise its long-term debt, cancelling the more onerous loans (onerous in economic terms and in terms of guarantees), bringing the main clauses into line with AEM Group standards wherever possible.
Loans that could not be renegotiated have been kept at their original conditions.

1) Price risk

The group is not exposed to significant price risks related to energy markets, but it remains exposed to the natural risks of price changes by market competitors.

2) Interest rate risk, liquidity risk and exchange rate risk

The Ecodeco Group's strategy is to reduce the impact of interest rate changes on the income statement.

The interest rate hedging policy adopted by the Ecodeco Group is to minimise any risks connected to interest rate fluctuations by transforming floating rates (entirely or partly) into fixed rates through the use of derivatives.

The exposure to interest rate risk at December 31, 2007 can be put at around 9% of the Ecodeco Group's total exposure, even though there are hedging structures in place that currently involve the application of a floating rate.

The larger medium/long-term positions, which mostly relate to project financing and leasing, have been hedged.

The following is a sensitivity analysis that shows the effects on the income statement of a hypothetical shift in the curves of plus or minus 50 basis points compared with the rates effectively applied during 2007.

Note that the sensitivity analysis shows impacts on equity of insignificant amounts of less than 1 million euro.

***Sensitivity analysis** - Millions of euro*	**2007 Impact on financial charges (income statement)**		
	+50 bps	**Base**	**-50 bps**
Ecodeco Group	4.8	4.7	4.5

The Group has a prudent liquidity risk management policy. If available liquid funds are insufficient, the minimum objective is to provide the group at any one time with the credit facilities needed to repay the debt falling due in the next twelve months.

The Group's financial requirement is therefore ensured by long-term funding raised exclusively through bank credit.

Bear in mind that the Ecodeco Group takes part in AEM S.p.A.'s cash pooling system.

Millions of euro	**From 1 to 3 months**	**From 3 months to 1 year**	**Beyond 1 year**
Payables and other financial liabilities	2.3	4.6	16.7
Trade payables	10.9	10.1	-

The Ecodeco Group is not particularly exposed to exchange rate risk, which is prevalently concentrated in the translation of the financial statements of a foreign subsidiary, Sistema Ecodeco UK Ltd, which operates in Great Britain. The parent company Ecodeco S.r.l., which operates internationally, has a substantial convergence between its billing currencies and its purchasing currencies.

Financial derivatives (exclusively interest rate derivatives) are used to hedge fluctuations in the floating rates applied to the loans obtained from the Ecodeco Group.
As regards their classification in the financial statements, these transactions meet the compliance requirements as per IAS 39 for the application of hedge accounting.

Details of the contracts used to hedge interest rate risk are shown below.
CMT Ambiente S.r.l. has an IRS derivative contract designed to transform the floating rate into a fixed rate of 3%.
Ecolombardia 4 S.p.A. has an IRS designed to hedge the interest rate risk on a leasing contract for a nominal amount of 27 million euro. The derivative transforms the floating rate into a fixed rate of 3.675%.
On the floating rate loan granted in 2002 to Fertilvita S.r.l. (formerly Ecoenergia S.r.l.), originally for 21 million euro, there is an IRS contract hedging the interest rate as it is designed to transform the floating rate into a fixed rate of 3.32%. This loan was extinguished during the year 2007. The Interest Rate Swap contract has not been extinguished.
The fair value of these instruments at December 31, 2007 comes to a net of less than 1 million euro: all of these transactions have the requisites for being considered cash flow hedges except for the IRS contract of Fertilvita S.r.l..

3) Credit risk

This is the risk that one of the parties to a contract involving deferred settlement does not comply with their payment obligation, generating a financial loss for the other party.
This risk may stem from purely technical/commercial or administrative/legal factors (disputes over the nature/quantity of the goods or services supplied, the interpretation of contractual clauses, the related invoices, etc.) or from typically financial factors, i.e. the so-called "credit standing" of the counterparty.

For the Ecodeco Group, exposure to credit risk is principally linked to its commercial activity, namely waste disposal services, electricity production and plant construction. Customers consist of private companies, with which the group has long-standing relationships, and public entities such as municipalities, local authority utilities, consortiums, etc. Private customers have also been chosen carefully and this has allowed the Ecodeco Group to keep its credit risks low.

Lastly, as regards the choice of counterparties for the management of temporary cash surpluses, the Group only uses banks that have a particularly secure profile and a high international standing.

Millions of euro	**12 31 2007**
Gross trade receivables	63
Provision for bad and doubtful accountsi (-)	(3)
Trade receivables	**60**
Receivables due between 9 to 12 monthsi	1
Receivables due beyond 12 months	8

Trade receivables that are past due for more than 12 months amount to 8 million euro and refer to 5 million euro of receivables from public entities, for which there is no collection risk, and 3 million euro of receivables from private customers. These are covered by the provision for bad and doubtful accounts for 2 million euro and for the rest the Ecodeco Group has held on to amounts that it owes these customers with a view to offsetting debits and credits.

4) Equity risk

At December 31, 2007 the Ecodeco Group is not exposed to the risk of incurring losses based on an unfavourable change in the price of shares.

Debt, Risk of Default and Covenants of the AEM Group

The following are all of the figures for the AEM Group relating to bank borrowings and amounts due to other providers of finance, excluding financial payables relating to derivatives:

Millions of euro	Book balance 12 31 2007	Portions maturing within 12 months	Portions maturing beyond 12 months	Portion maturing in				
				12 31 2009	12 31 2010	12 31 2011	12 31 2012	Beyond
Bonds	1,126	12	1,114	8	356	251	-	499
Non-banking loans	342	104	238	71	47	46	43	31
Bank loans	3,276	736	2,540	156	110	702	948	624
Total	4,744	852	3,892	235	513	999	991	1,154

Changes in the nominal value of the debt

millions of euro	Book balance 12 31 2006	Change	Book balance 12 31 2007
Bonds	1,882	(756)	1,126
Non-banking loans	466	(124)	342
Bank loansi	2,886	390	3,276
Total	5,234	(490)	4,744

Medium/long-term loans (excluding current portions)

Millions of euro	12 31 2007 Portions maturing beyond 12 months	12 31 2006 Portions maturing beyond 12 months	Change
Bonds	1,114	1,141	(27)
Non-banking loans	238	309	(71)
Bank loans	2,540	1,665	875
Total	3,892	3,115	777

Medium/long-term loans: current portions

Millions of euro	12 31 2007 Portions maturing within 12 months	12 31 2006 Portions maturing within 12 months	Change
Bonds	12	741	(729)
Non-banking loans	104	157	(53)
Bank loans	736	1,221	(485)
Total	**852**	**2,119**	**(1,267)**

In October 2003, AEM S.p.A. issued a bond loan of nominal value 500 million euro with a 10-year maturity.

AEM S.p.A.'s bank debt of (a) 100 million euro at floating rate with maturity September 2012 and (b) 85 million euro at floating rate with maturity June 2018 has a credit rating clause regarding the Company's non-subordinated, unsecured long-term debt; in particular, the Company has a commitment to maintain a "BBB" rating for the 100 million euro loan, while for the 85 million euro loan it is required to maintain a rating of not less than investment grade, in both cases for the entire duration of the loan.
If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial Charges ratio. These covenants are evaluated by the Company every twelve months based on the consolidated financial statements.

AEM S.p.A. has stipulated a number of committed lines of credit with various financial institutions for a total of 2,520 million euro which are not subject to any covenants, not even having to maintain a specific level of rating.

As regards the bond loan, on the loans mentioned above and the committed lines of credit there are (i) negative pledge clauses based on which AEM S.p.A. undertakes not to set up real guarantees on the assets of AEM S.p.A. and of its direct subsidiaries over and above a certain threshold; (ii) cross default/acceleration clauses which entail immediate reimbursement of the bonds in the event of serious non-performance, such as non-payment of the interest; and (iii) clauses that provide for immediate repayment in the event of declared insolvency on the part of certain direct subsidiaries.

Moreover, for the committed lines of credit, AEM S.p.A. has undertaken not to give up control over Delmi S.p.A. and to give the financing banks the same treatment as that due to creditors under other unsecured financing contracts (*pari passu*).

Note that the AEM Group did not stipulate loan contracts containing the change of control clause.

Note that the syndicated loan taken out by Edipower in January 2007 for a contractual amount of 2,000 million euro (in the case of 100% use, the share proportionally consolidated at 20% in the "old scope" of the AEM Group would be 400 million euro and due to proportional consolidation at 50% of the Delmi Group, there would be a further share of 500 million euro) contains negative pledge, pari passu and cross default clauses, as well as an obligation to comply with certain financial covenants, including a ratio of minimum EBITDA to financial charges and net debt in relation to Edipower's EBITDA. The content of these covenants was laid down prudently by Edipower on the basis of its business plan. At the time that this contract was stipulated, Edipower cancelled the preceding loan ahead of schedule. As a result, all of the Group's previous obligations to comply with financial covenants and ratings came to an end and all of the guarantees that it had given in favour of the financing banks in connection with their commitments to provide Edipower with financial support no longer applied.

In addition, the Delmi Group has issued four bond loans (*Euro Medium Term Notes*), all borne by the Edison Group, for a total nominal amount proportionally consolidated at 50% of 600 million euro:

Description	Issuer	Market where quoted	ISIN code	Duration (years)	Expiry	Nominal value (in millions of euro) Share consolidated at 50%	Coupon	Present rate
EMTN 12/2003	Edison S.p.A.	Luxembourg Stock Exchange	XS0181582056	7	12/10/2010	350	Annual fixed rate	5.125%
EMTN 12/2003	Edison S.p.A.	Luxembourg Stock Exchange	XS0196762263	7	07/19/2011	250	Floating quarterly rate	5.255%

Moreover, also considering the pro-quota consolidation of Edipower, the Group has non-syndicated loan contracts for a total nominal value of 423 million euro (share proportionally consolidated at 50% of 211.5 million euro) and syndicated loan contracts for a total nominal value of 3,950 million euro (share proportionally consolidated at 50% of 1,975 million euro) of which 1,693 million euro unused at December 31, 2007 (share proportionally consolidated at 50% of 846.5 million euro).

In line with international practice for these types of financial transactions, the above contracts generally give the creditor the right to ask for reimbursement of the amount

due, interrupting the relationship with the debtor in advance, in all cases where the latter has been declared insolvent and/or involved in bankruptcy proceedings (such as receivership or a composition with creditors), or if a liquidation or similar procedure has been initiated.
In line with market practice, the regulations governing bond loans typically contain a series of clauses which, if infringed, oblige the issuer to repay the bonds immediately. Of these, the main ones are: (i) negative pledge clauses, based on which the issuer undertakes not to set up real guarantees on Group assets over and above a certain threshold; (ii) cross default/cross acceleration clauses which entail immediate reimbursement of the bonds in the event of serious non-performance because of other loan contracts, having regard to a conspicuous part of the overall debt of Group companies; and (iii) clauses that provide for immediate repayment in the event of declared insolvency on the part of certain other Group companies.
As regards the syndicated loan of 1,400 million euro (share consolidated proportionally at 50% of 700 million euro) granted to Transalpine di Energia in September 2005 by a group of Italian and international banks, the contract includes an obligation to give the financing banks the same treatment as that due to creditors under other unsecured financing contracts (*pari passu*), while the debtor's right to give real guarantees to new lenders (negative pledge) is restricted.
Then, as regards the contracts for new lines of credit and the bilateral or syndicated loan contracts in which Edison is a party, it is worth pointing out in particular that the above mentioned syndicated line of credit granted to Edison for 1,500 million euro (share proportionally consolidated at 50% of 750 million euro) envisages among other things the obligation for Edison to respect certain commitments, such as giving the financing banks the same treatment as that due to creditors under other unsecured financing contracts (*pari passu*), as well as other limitations on the ability to give real guarantees to new lenders (negative pledge).
As far as the other companies in the Group are concerned, the project financing contracts that some of them have, in addition to those already discussed, envisage obligations to comply with or maintain certain financial ratios (typically related to the debtor's ability to repay the debt over the long term — Long Life Cover Ratio), as well as limitations on the right to distribute dividends or to grant real guarantees (negative pledges), infringement of which would cause accelerated repayment of the underlying debt.

The Ecodeco Group does not have any problem complying with these covenants.

As matters stand, there is no situation of default on the part of companies of the AEM Group nor any infringement of the covenants mentioned above.

Analysis of forward transactions and derivatives

As regards their classification in the financial statements, these transactions meet the compliance requirements as per IAS 39 for the application of hedge accounting. In particular:

1) Transactions considered hedges for the purposes of IAS 39: can be split into transactions to hedge future cash flows and transactions to hedge assets or liabilities (fair value hedges). For transactions involving cash flow hedges, the accrued result is included in gross profit from operations when realised, whereas the prospective value is shown in equity.
2) Transactions not considered hedges for the purposes of IAS 39, can be split between:
    a. Margin hedges: for all hedging transactions that meet the requirements of compliance with the internal risk policy and procedures, the accrued result and prospective value are included in gross profit from operations;
    b. Trading transactions: for all other transactions, the accrued result and the prospective value are booked to financial income and charges below the gross profit from operations.

The fair value of the cash flow hedges has been classified on the basis of the underlying derivative contracts as per IAS 39. The heading Electricity in the tables that follow includes the contracts that hedge the cost of generation and sale of electricity stipulated with banking counterparties, which have a notional expressed in MWh, and two-way differential contracts to hedge the purchase and sale price on the IPEX stipulated with qualified market operators.
The use of financial derivatives is regulated by the AEM Group's Energy Risk Policy and is designed to limit the risk of the AEM Group being exposed to fluctuations in the market prices of the raw materials that it needs, based on a cash flow management strategy involving cash flow hedges). Their valuation at fair value, in the absence of a forward market curve, has been estimated internally, using models based on industry best practice.

The derivatives used at December 31, 2007 are measured at fair value based on the forward market curve at the balance sheet date, if the underlying of the derivative is traded on markets that have a forward pricing structure.
To measure the fair value of the derivatives relating to the Italian power market, in the absence of an official reference forward curve for the PUN (National Unit Price), internal estimates were made using models that simulate the forward PUN curve, based on industry best practice.

Instruments outstanding at December 31, 2007

A) On interest and exchange rates

The following analyses show the outstanding amounts of derivative contracts stipulated and not expired at the balance sheet date, by maturity.

Millions of euro	Notional value maturity within 1 year		Notional value maturity between 2 to 5 years		Notional value maturity beyond 5 years
Interest rate risk management					
– cash flow hedges as per IAS 39	–	22	–	1,242	2
– not considered hedges as per IAS 39	–	1,556	–	1,577	548
Total derivatives on interest rates	**–**	**1,578**	**–**	**2,819**	**550**

	Maturity within year		Maturity between 2 to 5 years		Notionale value maturity beyond 5 years
	To be received	To be paid	To be received	To be paid	
Exchange rate risk management					
– considered hedges as per IAS 39					
On commercial transactions	291	85	–	–	–
On financial transactions	–	6	–	–	–
– not considered hedges as per IAS 39					
On commercial transactions	4	3	–	–	–
On financial transactions	–	–	–	–	–
Total exchange rate derivatives	**295**	**94**	**–**	**–**	**–**
Equity risk management					
– considered hedges as per IAS 39	–	–	–	–	–
– not considered hedges as per IAS 39	–	29	–	–	–
Total equity derivatives	**–**	**29**	**–**	**–**	**–**

B) On commodities

The following is an analysis of the commodity derivative contracts outstanding at the balance sheet date for the purpose of managing the risk of fluctuations in the market prices of certain raw materials.

Energy product price risk management	Unit of measurement of the notional value	Notional value with maturity within 1 year	Notional value with maturity within 2 years	Notional value with maturity beyond 2 years
A. cash flow hedges as per IAS 39, including:				
- Electricity	TWh	0.90	-	-
- Liquid gas, oil	bbl	228,015.00	-	-
- Other commodities	Million tonnes	-	-	-
- Exchange rate	Million dollars	-	-	-
B. fair value hedges as per IAS 39		-	-	-
C. not considered hedges as per IAS 39, including:				
C.1 Margin hedges				
- Electricity	TWh	2.39	-	-
- Liquid gas, oil	bbl	78,600.00	45,867.50	-
- Coal	Million tonnes	0.02	-	-
- Other commodities	Million tonnes	-	-	-
- CO_2	Million tonnes	0.39	-	-
- Exchange rate (forward points)	Million dollars	-	-	-
C.2 Trading transactions				
- Electricity	TWh	3.57	0.11	-
- Liquid gas, oil	bbl	-	-	-
- Other commodities	Million tonnes	-	-	-
- Exchange rate (forward points)	Million dollars	-	-	-

Balance sheet and income statement effects of activity in derivatives at December 31, 2007

The following table shows the balance sheet figures for the management of derivatives at December 31, 2007.

Effects on the balance sheet

Millions of euro	Notes	
ASSETS		
NON-CURRENT ASSETS		**25**
Non-current derivatives	7	25
CURRENT ASSETS		**78**
Current derivatives	14	78
TOTAL ASSETS		**103**
LIABILITIES		
CURRENT LIABILITIES		**70**
Current derivatives	33	70
TOTAL LIABILITIES		**70**

Effects on the income statement

The following table includes an analysis of the economic results at December 31, 2007 relating to the management of derivatives. "Costs for raw materials, finished products and services" include a 32 million euro adjustment for the effective part of the hedges against the exchange risk on commodities, which is booked as a direct adjustment to the purchases of the Delmi Group.

Millions of euro	Notes	Realised during the year	Change in fair value during the year	Amounts booked to the income statement
REVENUES				
Revenues from sales and services	37			
Energy product price risk management and commodity exchange risk management				
- considered hedges as per IAS 39		44	-	44
- not considered hedges as per IAS 39		27	5	32
Total		**71**	**5**	**76**
OPERATING COSTS				
Costs for raw materials, finished products and services	39			
Energy product price risk management and commodity exchange risk management				
- considered hedges as per IAS 39		(30)	(5)	(35)
- not considered hedges as per IAS 39		(8)	(5)	(13)
Total		**(38)**	**(10)**	**(48)**
Total booked to gross profit from operations		**33**	**(5)**	**28**
FINANCIAL COSTS				
Financial income	45			
Income from derivatives				
Energy product price risk management				
Income on trading transactions		4	11	15
Total		**4**	**11**	**15**
Interest rate risk management and equity risk management				
Income from derivatives				
- considered hedges as per IAS 39		15	(2)	13
- not considered hedges as per IAS 39		50	(7)	43
Total		**65**	**(9)**	**56**
Total Income on derivatives		**69**	**2**	**71**
Financial charges	46			
Charges on derivatives				
Energy product price risk management				
Charges on trading transactions		(3)	(12)	(15)
Total		**(3)**	**(12)**	**(15)**
Interest rate risk management and equity risk management				
Charges on derivatives				
- considered hedges as per IAS 39		(12)	4	(8)
- not considered hedges as per IAS 39		(55)	18	(37)
Total		**(67)**	**22**	**(45)**
Total Charges on derivatives		**(70)**	**10**	**(60)**
TOTAL BOOKED TO FINANCIAL COSTS		**(1)**	**12**	**11**

Classes of financial instruments

To complete the analyses required by IFRS 7, the following table shows the various types of financial instruments that are present in the various balance sheet items, with an indication of the accounting policies used and, in the case of financial instruments measured at fair value, an indication of where changes are posted (through profit & loss or in equity).
The last column of the table shows the fair value of the instrument at December 31, 2007, where applicable.

Millions of euro	Notes	Accounting policies used to measure financial instruments in the financial statements					Fair value at 12 31 2007 (*)
		Financial instruments measured at fair value with changes booked to:		Financial instruments valued at amortised cost	Investments/ Securities convertible into unlisted investments valued at cost	Book value at 12 31 2007	
		P&L	Equity				
ASSETS							
Other non-current financial assets:							
Investments/Securities convertible into investments available for sale of which:							
- unlisted		-	-	-	107	107	n.d.
- listed		-	501	-	-	501	501
Other non-current financial assets		-	-	62	-	62	62
Total other non-current financial assets	6	-	-	-	-	670	-
Non-current derivatives	7	25	-	-	-	25	25
Other non-current assets (**)	9	-	-	16	-	16	16
Trade receivables	11	-	-	1,716	-	1,716	1,716
Other current assets (***)	12	-	-	259	-	259	259
Current financial assets	13	5	-	2	-	7	7
Current derivatives	14	33	45	-	-	78	78
Cash and cash equivalents	16	-	-	99	-	99	99
LIABILITIES							
Financial liabilities							
Non-current and current bonds	23 and 32	499	-	627	-	1,126	1,108
Non-current and current Financial liabilities (excluding bonds)	23 and 32	-	-	3,622	-	3,622	3,614
Other non-current liabilities	29	-	-	257	-	257	257
Trade payables	30	-	-	1,312	-	1,312	1,312
Other current liabilities	31	-	-	453	-	453	453
Current derivatives	33	48	22	-	-	70	70

(*) Fair value has not been calculated for receivables and payables not related to derivative contracts and loans as the corresponding book value comes close to it.
(**) Net of 30 million euro of tax rebates requested.
(***) Net of VAT credit of 61 million euro.

5) Concessions

The following table shows the main concessions obtained by the AEM Group:

Concessions	Expiry	
	From	To
10 Concessions for hydroelectric plants.	2007	2043
Concession agreement for the distribution of electricity stipulated on May 2, 2001 between the Ministry of Industry and Aem Distribuzione Energia Elettrica S.p.A. (Aem Elettricità S.p.A.) in the Municipalities of Milan and Rozzano.		2030
Delegation agreement for management of the public gas and district heating network services stipulated on 12.3.1996 between the Municipality of Milan and AEM S.p.A., now in the name of Aem Gas S.p.A..		For the same period as the duration of the Company (*)
(*) Pursuant to the Marzano Decree and, as clarified by the Note of the Ministry of Productive Activities of 11.10.2005 "Clarifications regarding delegations and concessions for natural gas distributions as per article 15 of Decree 164 of 5.23.2000, as amended by article 1, para. 69, of Law 239 of 8.23.2005", the expiry date of the concession for the gas distribution service has been brought forward to 12.31.2011.		
Aem Gas S.p.A. also has concessions/agreements for management of the gas and heat distribution service in various municipalities in Northern Italy. AEM S.p.A. holds the concession for the urban illumination and traffic lights service in the Municipality of Milan, whereas Aem Elettricità S.p.A. holds concessions in some neighbouring municipalities.		

Note that Edipower S.p.A. holds 3 hydroelectric concessions with maturity 2029.

The following information relates to the concessions obtained by the Delmi Group/Edison Group:

Concessions	Number	Residual life	
		From	To
Storage concessions	2	7	17
Hydroelectric concessions	69	1	24
Distribution concessions	62	2	12
Hydrocarbon concessions	82	"unit of production" (*)	

(*) Depreciation, and hence the residual life of the deposits, is calculated according to the quota extracted as a percentage of available reserves.

During the period, the Delmi Group was awarded 5 new hydrocarbon exploration licences in Norway, 4 in Egypt, 1 in Qatar and 1 in Côte d'Ivoire, whereas a distribution concession in Italy was sold.

Information on concessions of the Ecodeco Group is reported below:

Concessions	Number	Residual life	
		From	To
Agreements on solid urban waste ("SUW") (*)	10	2 (**)	18years (**)

(*) Agreements can relate to the disposal and treatment of SUW, the construction and running of dumps, dump management and safety or waste valorization.
(**) In certain cases, the duration depends on when the dump's volume is filled.

6) Update of the delmi group's main legal and tax disputes still pending

"Old scope" of the AEM Group

EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under article 3.70 of Law 549/95 and article 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under article 9-*bis* of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by article 87.1 of the EC Treaty.
On the other hand, the Commission did not consider the tax exemption on the transfers under article 3.69 of Law 549/95 as State aid.
This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice. Subsequently, by order of the Court of Justice dated June 8, 2004, the case was transferred to the Court of First Instance with reference number T-222/04, following the enlargement of that court's functions based on the Treaty of Nice.
The decision was subsequently communicated by the Commission to AEM S.p.A., which impugned it before the Court of First Instance of the European Community on September 30, 2002, pursuant to article 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.
In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. Aem promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.
On March 15, 2006 Aem deposited a brief in response to the judgement pending before the Court of First Instance. The written phase of the judgement has therefore been concluded.
On February 28, 2008, the Court of First Instance communicated to Aem its intention to

combine (only for the oral phase) the various lawsuits being brought by Aem, Confservizi, other prevalently public-sector companies and by the Italian Government, asking for their opinions. On March 6, 2008 Aem communicated to the Court that it would welcome such a move to combine the various lawsuits. It would appear that the other plaintiffs are also in favour.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.

The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

The Commission's Decision, on the other hand, does not have any effect on the private sector, nor does the appeal to the Court of First Instance have any impact on it.

On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration. AEM S.p.A. received from the Municipality of Milan a request for information on June 14, 2005 and is currently gathering relevant data. It would appear that such requests form part of a survey to gather relevant information, rather than being binding.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate in April 13, 2005 (article 27, Law 62 of April 18, 2005). The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by article 1.133 of Law 266 of March 23, 2006 (Budget Law 2006). AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions. Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, lawsuit C - 207/05), with Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007), further amendments were made to the existing recovery procedures. However, these amendments did not entail new obligations for Aem, as the recovery has been carried out on the basis of the declarations already presented under the previous regulations, having regard to the aid effectively used.

On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with article 27 of Law 62.
The visit was merely to ascertain the amount of any taxes that are to be reimbursed, to be followed by their definitive liquidation. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled. If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.
Talking of which, Aem's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the appeals launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to December 31, 2006. Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.

It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.

AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

On March 30, 2007, the Milan Tax Office notified four assessments, or "communication-injunctions" under Decree Law 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.

The sums requested in these assessments come to a total, including interest, of 4.9 million euro and are based on the Company's own declaration in July 2005, except as regards the derecognition of the effects of accepting the so-called "tombstone" tax amnesty under Law no. 289/2002; the related interest has also been calculated.

Based on the provisions of Decree Law 10/2007, the sums thus calculated and not paid have to be forcibly collected by including them in the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the case of impugnment.

Having taken note of these communications, and considered Decree Law 10/2007 and related conversion law and checked that the amounts requested agree with those originally declared, the Company decided on April 27, 2007 to pay.

As a result of the above, the amounts paid have been included in the accounts for the period under "Financial charges" and "Other non-operating costs".

In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments - together with those presented by the other former municipal utilities and by the Italian Government - have not yet been examined in terms of merit. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company ought to be reimbursed.
Also in this connection, the Company thought it best to appeal against any such decisions in the fiscal courts.
The Provincial Tax Commission of Milan - Section 21, rejected the proposed appeals with sentence no. 8 of January 25, 2008.

Amendments to the articles of association approved by the Extraordinary Shareholders' Meeting held on April 29, 2004

The Extraordinary Shareholders' Meeting held on April 29, 2004, the minutes of which were regularly filed with the Companies Register on May 27, 2004, adopted a series of amendments to the articles of association in order to adjust them to the new regulations introduced by the Company Law Reform and the new rules for the composition of the Board of Directors; this was also in connection with the decision taken by the Municipality of Milan to place a further tranche of AEM S.p.A. shares up to a maximum of 17.6% of the share capital. In May 2004, two appeals were filed with the Lombardy TAR to obtain first the suspension and then cancellation of the resolutions of the Milan City Council, both concerning the "Sale of part of the AEM S.p.A. shares held by the Municipality of Milan". Accelerated offer for sale "Issue of a bond loan convertible into shares of AEM S.p.A." as well as "Amendments to the Articles of Association of AEM S.p.A. Applicable immediately". In June 2004, the Lombardy TAR accepted the requests for an injunction to suspend the resolution of the Municipality of Milan in connection with the new mechanism for appointing Aem Directors, scheduling the merit discussion hearing on September 29, 2004. An appeal against the TAR's injunction was then filed with the Council of State, which by sentences 6748 and 6749 of August 10, 2004 cancelled the Lombardy TAR's injunctions, giving as their reason the merit of the appeal and taking the view that the amendments to the articles of association proposed by the Municipality of Milan were not in contrast with

EC and Italian rules and that the procedure of privatisation chosen by the Municipality of Milan was also legitimate.

On September 29, 2004, the TAR, "not issuing a definitive sentence", suspended the previous judgements, raising a question of interpretation under article 234 of the EU Treaty before the European Court of Justice. In reference orders 174-175/04 (with the same contents), the TAR asked the EC Court to gives its interpretation, essentially, of the compatibility of article 2449 of the Italian Civil Code with article 56 of the EU Treaty, also in consideration of the application made in this particular case in the context of article 16 of the articles of association of AEM S.p.A. (i.e. together with a voting list). On January 18, 2005, the President of the European Court of Justice issued an order combining proceedings nos. C-463/04 and C-464/04, both of which concern the Lombardy TAR's request to the Court for its preliminary ruling.

On August 4, 2005 the defence counsel for the Municipality of Milan applied to the European Court of Justice for the oral phase of the proceeding to begin.

The hearing was held in front of the European Court of Justice on June 29, 2006. The Advocate General of the Court presented his conclusions on September 7, 2006, suggesting to the Court to resolve the questions raised by the Lombardy TAR as follows: *"Article 56 CE is in contrast with a national rule that allows a public entity with shareholdings, in this case, of 33.4% of the capital of an enterprise that has been privatised to retain the power to appoint an absolute majority of the members of the Board of Directors".*

With sentence dated December 6, 2007, combined suits C-463/04 and C-464/04, *Federconsumatori*, the Court of Justice declared that: *"Article 56 CE has to be interpreted as being a hindrance to a national provision, such as article 2449 of the Italian Civil Code, according to which the articles of association of a joint-stock company can give the State or a public sector entity that have investments in the company the right to appoint directly one or more of the directors, which on its own or, as in the principal suits, in combination with a provision, such as article 4 of Decree Law 332 of May 31, 1994, converted after amendments into Law 474 of July 30, 1994, as amended by Law 350 of December 24, 2003, which gives the State or the public sector entity in question the right to take part in the election by voting list of the directors not directly appointed by it, is such as to permit the said State or public sector entity to exercise a level of control that is out of proportion to its investment in the company".*

As a result of this decision of the Court of Justice, the Lombardy TAR set the date for the merit hearing of both appeals for March 19, 2008.

In the meantime, the Municipality of Milan has appealed to the Court of Cassation - Joint Sections for an advance ruling on the jurisdiction for both sentences. The two appeals have been regularly notified to the counterparties and deposited before the Court of Cassation, where they are currently pending under numbers 5795/08 (*Federconsumatori*) and 5794/08 (*Associazione Azionariato Diffuso*). A copy of these appeals was deposited in the sentences pending before the TAR on March 4, 2008.

* * *

With writ served on August 5, 2005, Dario Trevisan, the owner of 1,000 shares, acting on his own behalf as a shareholder and as defence counsel, sued AEM S.p.A. before the Milan Court, asking for the resolution of the extraordinary shareholders' meeting of April 29, 2004 to be declared null and void and/or invalid and/or ineffective in the part in which it amends article 17 of the articles of association (numbering changed to article 16) for violation of the EC Treaty; the same applies to Decree Law 332/94 of the resolution of the ordinary shareholders' meeting of April 29, 2005 in the part that deals with the nomination and election of the directors and statutory auditors, as well as of all of the deeds relating to execution of these resolutions. The writ also asks for AEM S.p.A. to be sentenced to pay compensation of the damages suffered by the plaintiff and, on a preliminary basis, if considered necessary and after suspending judgement, to submit to the European Court of Justice the question whether article 2449 of the Italian Civil Code together with article 2.d) of Decree Law 332/94 can be considered in compliance with articles 43 and 56 of the EC Treaty.
Subsequently, with a statement transmitted on December 30, 2005, Mr. Trevisan declared that he had asked, in primis, for the annulment of the AEM S.p.A. resolutions that he had impugned (i.e. the resolution passed at the Extraordinary Shareholders' Meeting in April 2004 and the subsequent resolution by the Ordinary Shareholders' Meeting in April 2005, which implemented the first), and, in secondis, an action to ascertain the non-compliance of the 2005 resolution with the law, from which derived the request for compensation. As for the requests for invalidity and ineffectiveness, according to the plaintiff's premises, there are "ancillary and consequent to the action for nullity, without this involving any change in the petitum or proposition of a new or different request to the one for nullity".
With submissions dated November 14, 2005 and March 15, 2006, AEM S.p.A. asked for the plaintiff's requests to be rejected. This on the basis of a series of defence arguments, including above all total compliance with internal law on the part of the resolution passed in 2004 and full respect of article 2 of Decree Law 332/94 on the part of Aem.
Mr. Trevisan has not replicated further and with a request notified to Aem on May 12, 2006 he has asked for a date to be set to discuss the matter before a full court.

Having read this request, the reporting judge summoned the parties to the hearing scheduled for September 18, 2006 to hear them as regards the regularity of the procedure for setting a date for the hearing on January 31 2007, reserving judgement as to the outcome. This reservation has still not been lifted, nor has a new hearing been scheduled.

Aem-ACEA S.p.A.

With writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and Aem Milano S.p.A. to appear before the Rome Court on March 15, 2007 to ascertain whether Aem and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) of November 8, 2000 for public entities' participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower". Once this had been ascertained, ACEA asked for Aem and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and Aem, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for Aem and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.
The plaintiff has also summoned the following companies, though without asking them specific questions: WGRM Holding S.p.A., DELMI S.p.A., EDIPOWER S.p.A., EDISON S.p.A., Aem Torino S.p.A., ATEL, TRANSALPINA DI ENERGIA S.r.l., ITALENERGIA BIS S.p.A..

In the summons, ACEA submitted that — in implementation of the "Bersani Decree" — Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that for a period of 5 years, the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.
In March 2002, Eurogen, i.e. the second GenCo, was bought — continues ACEA — by the Edipower consortium, made up among others by Aem and Edison S.p.A., and after its merger with Edipower, it took on the name "Edipower".
According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by Aem and EDF, both entities that — in ACEA's opinion — should be considered "public" as EDF is wholly owned by the French State and Aem is controlled by the Municipality of Milan. According to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding on the part of Aem and EDF, also through their joint control of Edison S.p.A., in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation — ACEA adds — was also pointed out by the Competition Authority, which issued a report on the matter in accordance with articles 21 and 22 of Law 287/1990 on July 7, 2006.

Having said this, ACEA also made the point that Aem and EDF were its competitors, operating in the same electricity market, emphasising that the fact that Aem and EDF had exceeded the 30% limit for holdings in GenCos, also through Edison S.p.A., gave them an illicit competitive advantage over ACEA, which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 8, 2000, including that regarding participations in another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of Aem and EDF which — in ACEA's opinion — qualified as unfair competition in accordance with article 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to article 2043 of the Italian Civil Code.
Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.

In an autonomous intervention during the court case, Endesa Italia S.p.A. substantially reiterated the plaintiff's questions to the defendants. However, Endesa's intervention statement, which was filed at the Milan Court in January 2007, has still not been communicated or notified to the defendants.

On May 4, 2007, the defendants Aem and EDF decided to take legal action together with some of the other companies mentioned above as co-defendants.

In particular, Aem defended itself with the following objections and arguments:

To start with, Aem raised two objections regarding the jurisdiction and territorial incompetence of the Rome Court.

In this regard, Aem maintained above all the lack of foundation of the plaintiff's argument, according to which Aem allegedly had a stake in a GenCo's capital of more than 30%, thereby exceeding the threshold established by the DPCM of November 8, 2000 (the "DPCM"). This argument does not correspond to the truth because Aem maintained its 16% interest, and this circumstance was not altered by its indirect investment in Edison, which is a total separate legal entity from Aem.

Aem then affirmed that it was impossible to even imagine a violation of the DPCM by Aem, as this decree is not legislative or regulatory in character. Given that the DPCM is merely an administrative deed, not a legislative one, this explains the effects and provisions that are only binding on its specific target, namely the subject responsible for disposing of the GenCos (Enel) and not on any of the other entities taking part in the disposal procedure. The Edipower consortium and, in turn, its shareholders took on contractual obligations vis-à-vis Enel (and the Ministry) and only them; but this cannot give rise to a violation of the DPCM, so there cannot be grounds for claims on the part of third parties against Aem regarding the provisions of the decree.

Aem did not commit any violation of the competition rules, nor any breach of contract as per article 2043 of the Italian Civil Code as the deed being contested by the plaintiff (indirect acquisition of an investment in Edison) in itself does not constitute an illegal act, as the shares were bought on the Stock Exchange at the current market price in accordance with sector regulations. This deed does not in any case constitute an illicit act again the competition rules, also because it did not give rise to a competitive advantage for Aem, nor to a competitive disadvantage for ACEA. In particular, Aem has contested the plaintiff's arguments, maintaining that the change in Edison's shareholder structure did not in any way translate into a real competitive advantage, nor did it entail any change in its availability of energy resources deriving from the plants of the GenCo Edipower. In fact, Aem currently has the same energy availability, in terms of both production and sales, that it had at the time that it joined the Edipower consortium, so it is totally wrong to talk about competitive imbalance caused by the indirect acquisition of the investment in Edison.

As regards the alleged damages suffered by ACEA, for which ACEA has claimed compensation, it turns out that the damage to its equity which the plaintiff claims to have suffered cannot be attributed to Aem even in the abstract, as what the plaintiff is complaining about in the end of the day is that it cannot have higher stakes in the GenCos; but it cannot accuse Aem for this, given that it has no responsibility whatsoever for this situation. The truth is that the plaintiff is now claiming, illegitimately, to pass on to its competitors, Aem and EDF, the allegedly damaging effects of the provisions contained in the DPCM. In any case, the items of damage mentioned by the counterparty are obviously vague and without any element of proof to back them up.

Lastly, Aem has contested ACEA request to condemn EDF and Aem to sell their investments to reduce them in total to under the 30% threshold and to prevent Aem and EDF from withdrawing and/or using the electricity in excess of the permitted 30% limit; these requests are to be considered null and void as the object is excessively generic and vague; in any case, they are inadmissible as five years have nearly passed from the date of disposal of the GenCo, five years being the period that the DPCM applied the 30% limit. Once this five year period is over, no illicit situation can exist, which means that the case can only revolve around a question of compensation for damages.

As for Endesa's intervention, Aem contested that its appearance was contrary to legal procedure and therefore inadmissible; subordinately, it asked the Judge to grant the terms foreseen in article 163-*bis* of the Code of Civil Procedure to permit an adequate response, adjourning the first hearing. At the first hearing on May 24, 2007, the Judge allowed the defendants to file a reply to the statement made by Endesa; Aem filed its reply on October 4, 2007.

Proceedings were then adjourned to be discussed at the hearing on October 24, 2007. After this hearing, the Judge granted the parties the legal period to deposit their statements in accordance with article 183.6 of the Code of Civil Procedure and scheduled the next hearing for June 26, 2008.

Aem-ATEL S.A.

Aem, which holds 5.7% of ATEL S.A., opposed the obligatory takeover bid launched by the Consortium (of which EDF and EOSH are members, among others), which had bought a controlling interest in Motor Columbus, which in turn controls Atel; this bid was structured as an offer to exchange shares with which it had been proposed to the minority shareholders of Atel, Aem included, to subscribe new shares in Motor Columbus immediately after it had absorbed Atel. On May 3, 2006, the Federal Bank Commission declared that the Consortium's offer did not comply with Swiss law, as it jeopardised the rights of the minority shareholders. Following this pronouncement, the Consortium then launched another public share exchange offer that took account of the Federal Bank Commission's observations; in particular, it no longer envisaged the reverse merger between Motor-Columbus and Atel, which in the original plan would have taken place 12 days after the public share exchange offer, thereby forcing the shareholders of Atel that took up the offer to remain shareholders of Atel. Aem also opposed the Consortium's new public share exchange offer as it was felt that it still jeopardised the rights of Atel's minority shareholders. On July 4, 2006, the Federal Bank Commission considered the Consortium's new offer in accordance with Swiss law. Aem impugned the decision of the Federal Bank Commission by appealing to the Federal Court, filing a request on September 4, 2006 that asked for the Consortium's public share exchange offer to be declared not in accordance with Swiss law and that the Federal Bank Commission's decision of July 4, 2006 should be cancelled. The Federal Court rejected the appeal filed by Aem with a judgement communicated to the parties on March 20, 2007. The Federal Court did not go into the merit of the appeal, nor did it express any opinion on the principal complaint made by Aem; namely, that the public share exchange offer made by the Consortium did not comply with the legal requirements of Swiss law in cases of obligatory takeover bids. In fact, the Federal Court refused the appeal insofar as Aem, as a minority shareholder of ATEL, did not have the right to appeal to the Federal Bank Commission, far less to the Federal Court. This exception, which had already been raised by ATEL before the Federal Bank Commission, had been rejected by the Commission, which stated that, unlike what was subsequently established by the Federal Court, Aem did have the right to take part in administrative proceedings.

ENEL v. Aem

With a writ served in 2001, ENEL requested annulment of the decision made by the Board of Arbitrators appointed in accordance with Decree 79 of March 16, 1999 (the so-called "Bersani Decree"), which set at Lire 820 billion the price to be paid to ENEL for the sale to Aem Elettricità of the power distribution business in Milan and Rozzano. Aem asked for ENEL's request to be rejected, as the arbitrators' decision could not be considered manifestly unfair or erroneous in accordance with article 1349 of the Italian Civil Code.
Moreover, Aem in turn filed a reconventional claim asking for ENEL to be sentenced to pay compensation for the damages caused by the delay with which ENEL implemented the sale of the business as imposed by the law.
In Aem's opinion, the judge would only be able to change the arbitrators' decision if it appeared to be *"manifestly unfair or erroneous"*, as confirmed by an expert witness's report which the judge has ordered.

The Court-appointed expert witness carried out a laborious review of the situation, making numerous adjustments, and in the end of the day established a figure of 66 million euro as the higher value of the business, net of the damages that the witness recommended should be awarded to Aem. However, even on the basis of the expert witness's report, the differences between the two estimates — that of the arbitrators and that of the expert witness appointed by the Court — do not appear to be attributable either to unfairness or to errors, but rather solely to different valuation methods used in a field where the room for technical discretion tends to be very wide.

As regards the merit suit, at present, after numerous adjournments, a hearing has been rescheduled for November 9, 2007 when the judge will announce his conclusions; then, from that date, there will be a period of 60 days for the parties to exchange conclusive statements and a further 20 days for replies to be exchanged.

The hearing for the statement of the conclusions was held according to plan and the statements of conclusions and the memorandum of reply were exchanged within the legal terms.

The case is likely to be decided during the first half of 2008.

Investigation on gas measuring devices

There is a nation-wide investigation pending at the Public Prosecutor's Office in Milan concerning the way that gas consumption is accounted for. The investigation involves, among others, a number of Group companies and some of their directors and managers.

The alleged crime is that of fraud, as well as other matters. The magistrates handling the investigation have asked for various expert witness reports, which are currently being prepared. They concern the correct functioning of the numerous types of gas meters used in the above companies' networks, which affect the way that customers are charged for gas. The company and the managers involved have appointed defence counsel and expert witnesses, who are taking an active role in the investigation.

Delmi Group

The Delmi S.p.A. does not have any legal or tax disputes still pending.

As regards Transalpina di Energia S.r.l., there are no updates compared with the situation at December 31, 2006; the company has the following legal disputes outstanding, which have not given rise to risk provisions in the financial statements:

Transalpina di Energia S.r.l. v. Società Camuna di Partecipazioni (formerly Carlo Tassara Finanziaria S.p.A.) and others

In addition to Transalpina, this lawsuit also has as defendants EDF S.A., Italenergia Bis S.p.A., and Messrs. Umberto Quadrino, Pierre Michel Fernand Cremieux, Yves Alian Maugen, Frederique Belloi, Delphine Delorme in Jacques Monte, Christopher Beaufils and Antoine Badinier.
The plaintiff has brought this lawsuit maintaining that EDF did not fulfil its obligations to buy from the plaintiff certain warrants of IEBIS (the company that in the past held a controlling interest in Edison) for 20,404,441.08 euro. The plaintiff is therefore asking for IEBIS to be sentenced to pay this price.
In secondis, i.e. in the event that this request is not accepted, the plaintiff maintains that as a result of IEBIS selling its shares in Edison and certain warrants to Transalpina, it found itself with warrants that were substantially worthless, or worth far less than they would have if IEBIS had not sold its investment in Edison.
The Milan Court deposited its sentence on February 13, 2008 rejecting in first instance all of the plaintiff's claims and accepting the arguments put forward by Transalpina di Energia and the other defendants.

The company also has pending the lawsuit discussed below under the heading "ACEA Unfair Competition".

As regards the Edison Group, the law suits commented on below separately for Edison S.p.A. and for the other Group companies, are split between those where it is possible to make a reasonable estimate of the expected liability, for which provision has been made in the financial statements, and those where it is impossible to make a reasonable estimate, in which case, being contingent liabilities, no provision is set up, but suitable disclosure is made in the notes.

In the case of certain contingent liabilities, provision has been made:

A) Edison S.p.A.

European Commission - Antitrust procedure relating to Ausimont

In the appeal against the provisionally executive decision of the European Commission regarding an infraction of article 81 of the EC Treaty and article 53 of the EEA Agreement with regard to a cartel in the market for hydrogen peroxide and its derivatives, sodium perborate and sodium percarbonate, as a result of which Edison was fined 58.1 million euro, of which Solvay Solexis was jointly liable for 25.6 million euro, we are currently waiting for the Court of First Instance to set the date of the hearing to discuss the case. The appeal aims to obtain cancellation of the fine or, subordinately, its reduction. In 2006, Edison has already paid Euro 45.4 million euro on a provisional basis, this being the entire amount of its fine and 50% of the fine inflicted jointly on it and Solvay Solexis.

Collapse of the Stava Dam

Efforts have continued to finalise the last lawsuits still pending with third parties that suffered damages as a result of the collapse of the Prestavel basins in 1985.

Lawsuit for damages to employees operating the chemical plants contributed to Enimont

There are nothing of any importance to report in connection with the lawsuits still pending before the judicial authorities for the damages caused by operating the plants that were then transferred to Enimont. In particular: (i) the preliminary stage of the suit pending before the Milan Court between the Lombardy Region and EniChem, Basf Italy, Dibra and Montecatini (now Edison), relating to the damage to the environment caused by the plant at Cesano Maderno continued; while (ii) the suit before the same Court between Dibra, EniChem and Montecatini (now Edison), relating to compensation for the damage caused by the sale of part of the said plant, is still in suspense depending on the outcome of the previous dispute.

Petrochemical plant at Porto Marghera - Criminal proceedings for injuries stemming from exposure to vinyl chloride monomer and for damage to the environment

In the criminal trial for injuries stemming from exposure to vinyl chloride monomer and for damage to the environment in connection with the petrochemical plant at Porto

Marghera, following the definitive condemnation of five former directors and managers of Montedison for the culpable homicide of a worker who died of hepatic angiosarcoma in 1999, as well as to pay damages together with Edison, responsible for third-party liability, to reimburse the plaintiffs' legal fees and pay the costs of the lawsuit, Edison has settled with all of the damaged parties entitled to compensation. Certain claims by the other civil parties concerning the legal costs involved in the above trial are still to be settled.

Petrochemical plant at Brindisi - Criminal proceedings for injuries stemming from exposure to vinyl chloride monomer and vynil polychloride and for environmental damage

In the trial of former Montedison directors and managers relating to the injuries allegedly caused by exposure to vinyl chloride monomer and vinyl polychloride and for environmental damage pending before the Brindisi Court, discussions have continued regarding the merit of those wanting to oppose the request for dismissal of the case by the Public Prosecutor.

Petrochemical plant at Mantua - Criminal proceedings for injuries to health and for damage to the environment

Preliminary enquiries have continued, with no procedural updates of note, into the alleged statistically significant increase in mortality rate due to tumours among the population and employees of the Mantua plant and the impact on the environment of the waste incinerator and dumps within the plant.

Petrochemical plant at Priolo – Criminal proceedings for injuries to health

The Public Prosecutor at the Siracusa Court has carried out preliminary enquiries into certain former directors and managers of Montedison (now Edison) for allegedly discharging into the sea liquid waste containing mercury from the petrochemical plant at Priolo. These effluents are alleged to have poisoned the water and marine flora and fauna, and caused miscarriages and serious injuries to people living in the province of Siracusa. Edison denies all responsibility for the events and deeds mentioned above, but by way of a donation, the company is completing a series of settlements with the potential damaged parties, as identified by the Public Prosecutor's office at the Siracusa Court during its investigations, for a total of 5 million euro in exchange for their waiver of any claim, reason or request for damages. Edison's willingness to settle follows a similar initiative by Enichem, which took over from Montedison (now Edison) as owner of the Priolo plant.

Plant at Verbania - Criminal proceedings for injuries stemming from exposure to asbestos powder.

The trial against certain former directors and managers of Montefibre before the Verbania Court was concluded with the condemnation of three of the accused for culpable homicide. The sentence also condemned Montefibre, considered jointly responsible under third-party liability, to pay damages to the injured parties, quantified on a provisional basis, and court expenses. A appeal has been filed against this decision with the Turin Appeal Court.

Plant at Verbania/2 - Criminal proceedings for injuries stemming from exposure to asbestos powder

Following a sentence condemning three former directors and managers of Montefibre for culpable homicide issued by the Verbania Court, the Public Prosecutor's Office at the Verbania Court began an investigation against certain former directors and managers of Montefibre S.p.A. in connection with the death or illness of workers allegedly caused by their exposure to various forms of asbestos at the Verbania plant previously owned by Montedison (now Edison).

Claims for damages for exposure to asbestos

In recent years there has been a considerable increase in the number of claims for damages relating to the death or illness of workers alleged to have been caused by their exposure to various forms of asbestos at the plants previously owned by Montedison (now Edison) or relating to legal positions taken over by Edison as a result of mergers and acquisitions. Without prejudice to any evaluation of the legitimacy of these claims, considering the latency times of the illnesses linked to exposure to various forms of asbestos and the industrial activities carried on by the Company and by the Group, both in the past and at present, especially in the chemical sector, their geographical spread and the plant engineering technologies used, having regard to the period when these activities were carried on and the relative state of the art at the time, even if in full compliance with the regulations then in force, we cannot exclude that further legitimate claims for damages may arise, in addition to those for which various civil and criminal proceedings are already underway.

Ausimont sale: Solvay Arbitration

The arbitration regarding certain disputes that arose regarding the declarations and guarantees stipulated in the contract for the sale of Edison's stake in Agorà S.p.A. (the parent company of Ausimont S.p.A.), commenced on May 11, 2005 by Solvay SA and Solvay Solexis S.p.A. against Edison, through the International Court of Arbitration of the International Chamber of Commerce (ICC) has come to an end. Following the statement of the conclusions, we are now waiting for the arbitrators to make their award.

Savings shareholders/UBS: impugnment of the resolution to merge Edison with Italenergia and request for damages

Proceedings have continued without any particular progress in the joint lawsuits before the Milan Court in which the common representative of the savings shareholders and UBS AG are suing Edison, Italenergia S.p.A. and others, proposing impugnment of their merger and the payment of damages. You will remember that an expert witness appointed by the investigating judge filed a report stating that even though he considered the criteria used as perfectly adequate, he still felt that the valuation process had been affected by certain deficiencies (no use made of control methods) and errors of application of the criteria used, such as to produce harmful consequences for the savings shareholders.

Sesto Siderservizi - Restoration of the Concordia Sud Areas

Sesto Siderservizi has sued Edison (as the company that absorbed Termica Narni S.p.A.) before the Milan Court for reimbursement of part of the costs incurred to restore the areas known as Concordia Sud, located in the Municipality of Sesto San Giovanni. The claim is based on a series of agreements that are alleged to have been entered into when both of these companies belonged to the Falck Group. Edison has responded by asking for the plaintiff's claims to be rejected.

B) Other Group companies

Farmoplant – Accident in 1988 at the Massa plant

The preliminary stage of the civil action taken by the Province of Massa-Carrara and by the Municipalities of Massa and Carrara for compensation of the damages resulting from the accident at the Farmoplant location in Massa in 1988 is still continuing at the Genoa Court.

Edison International Holding NV (formerly Montedison Finance Europe) – Domp BV bankruptcy

There is no news regarding the appeal against the decision of the Dutch Court of First Instance that considered Montedison Finance Europe responsible for the bankruptcy of J. Domp and therefore for all of its liabilities, quantified by the liquidator at 11.6 million euro.

Multiutility/Edison Energia

Multiutility S.p.A. has sued Edison Energia S.p.A. complaining about numerous breaches of contract in the various contractual relationships between the two companies for the wholesale provision of electricity during the period 2004-2006. The main point of contention is the alleged nullity of a settlement between Multiutility and Edison Energia regarding such relationships and the determination of energy prices in application or as an exception to certain resolutions of the Authority for Electricity and Gas, subsequently impugned before the Lombardy Regional Administrative Tribunal (TAR). The company has appeared in court and presented its defence arguments.

* * *

As regards the state of the main **lawsuits** relating to events referring to the past, where there is a contingent liability depending on possible but not probable events, or where the events are probable but the outlay is impossible to estimate based on the information currently available, we would point out the following:

Environmental regulations

In recent years, there have been considerable developments in the regulations concerning environmental matters (most recently with Decree 152 of April 3, 2006 "Rules on environmental matters") and, as far as this section is concerned, in the question of liability for damage to the environment. In particular, the circulation and application in various legal systems of the principle of "internalisation" of environmental costs (better known with the saying "he who pollutes pays") have triggered off the introduction of new assumptions of responsibility for pollution that is objective (i.e. quite apart from the subjective element of blame) and indirect (depending on others' actions). Even a preceding situation seems to take on importance, with the result that the present situation goes over the current limits of acceptability of the contamination.
In Italy, this concept seems to be taking over in practice, both at an administrative level, as a consequence of a rigorous application of pertinent provisions and at a judicial level, particularly as a result of a severe interpretation of the criminal law and the rules regarding third-party liability, which are relevant in situations of damage to the environment.
In this connection, we would point out that there are various proceedings pending at different levels of justice before the administrative tribunals against the measures taken by state and local administrations, ordering the company to carry out reclamation work both on industrial sites that have already been sold and on others that are still owned (thermoelectric power stations, in particular), which are also contaminated by the activities that were carried on

there previously. More in general, without prejudice to any evaluation of the legitimacy of these new regulatory assumptions and the legal fairness of the related methods of application and interpretation, nonetheless, considering the industrial activities carried on by the Company and by the Group, both in the past and at present, especially in the chemical sector, their geographical spread and the their environmental impact, having regard to the period when these activities were carried on and the relative state of the art at the time, even if in full compliance with the regulations then in force, we cannot exclude that there could emerge, in accordance with current law, new contaminations, in addition to those for which administrative and judicial proceedings are currently underway, and that all of these situations of contamination could be considered with the same rigour and severity as mentioned above.

Moreover, the uncertain state of current proceedings makes it impossible to hazard a guess as to the probability and quantification of any such charges.

A) Edison S.p.A.

ACEA Unfair Competition

The proceedings brought by ACEA S.p.A. before the Rome Court against, among others, AEM S.p.A., EdF SA, Edipower S.p.A. and Edison are continuing. ACEA alleges that as a result of EdF S.p.A and AEM S.p.A., acquiring joint control of Edison, by EdF S.p.A. and AEM S.p.A., they violated the 30% limit laid down in the DCPM of November 8, 2000 for an interest in the capital of Edipower S.p.A. on the part of public sector enterprises 2000. ACEA claims that this constitutes unfair competition pursuant to article 2598.3 of the Italian Civil Code, as a result of which ACEA suffered damages that it now wants reimbursed by AEM S.p.A. and EdF S.p.A.. It also wants the Court to take steps to eliminate the effects of this situation (such as proportional disposal of the shareholding in excess of the limit mentioned above and an injunction preventing Aem and EdF from withdrawing and using the energy produced by Edipower S.p.A. in excess of the amount permitted by complying with the limit).

Merger of Montedison (now Edison) - Finanziaria Agroindustriale

There is nothing new to report with regard to the appeal against the sentence passed in December 2000 by the Genoa Court in the lawsuit brought by Mittel Investimenti Finanziari and other shareholders of Finanziaria Agroindustriale, for which we are still waiting for the decision against the parties that did not accept the negotiated settlement between Edison and Mittel Investimenti Finanziari.

Sale of Tecnimont: Edison/Falck arbitration

In the arbitration between Edison and Falck following the latter's failure to buy Edison's stake in Tecnimont, the Arbitration Board appointed an expert witness to determine the amount of the damage suffered in various ways by Edison as a consequence of Falck's breach of contract.

MEMC lawsuits

In the lawsuit brought by MEMC, among others, against Edison and Edison Energia concerning the commercial relationship for the sale and provision of electrical power, pending before the Milan and Venice Courts, the appeal by the plaintiff against the decision of the Milan Court that had rejected all of their requests, condemning MEMC to reimburse the expenses incurred, is still pending.

Pagnan/ Edison

By means of a third party writ, Pagnan S.p.A., defendant in a lawsuit initiated by the Environment and Infrastructure Ministries for alleged environmental damage caused in the South Darsena Canal area, in the district known as Malcontenta, located in the industrial area of Porto Marghera, has summoned Edison before the Venice Court. The papers are currently being examined in consideration of a settlement regarding the Porto Marghera area that has taken part in the meantime between the President of the Council of Ministers and Edison.

"Vega" Off-shore oil and gas field – "Vega Oil" Floating unit

With a series of measures that culminated in a warning last October, the Port Authority of Pozzallo (RG) intimated to Edison that it had to remove the "Vega Oil" floating unit, which is used for the storage of hydrocarbons extracted from the "Vega" off-shore oil and gas field, and take it to a shipyard to complete the extraordinary maintenance works which are currently being carried out on site. These measures were impugned by Edison with a request for them to be suspended, but the outcome was negative. The company is therefore deciding on an operating plan to comply with the Port Authority's warning.

As a result of these measures, some of which were also communicated to the Public Prosecutor's Office of Modica, it decided to open two separate preliminary investigations. One of the measures taken was to order an inspection to see if the "Vega Oil" floating unit complied with the safety regulations. Follow-up procedures are currently in progress.

B) Other Group companies

Pizzo Sella Complex and attachment of assets in Sicily

There is nothing new to report with regard to the negative assessment suit by Finimeg, parent company of Poggio Mondello (now under court administration) before the administrative tribunal to hear declare the inability for it and Poggio Mondello to suffer the confiscation for illegal construction of the building complex at Pizzo Sella ordered by the Palermo Court of Appeal and confirmed by the Court of Cassation in December 2001; a confiscation that includes the buildings owned by Poggio Mondello. In the equivalent suit pending before the Palermo Court, on the other hand, the first-degree sentence has been deposited. This declared that the judge who was appointed to hear the case did not have the jurisdiction to do so (this being for a criminal judge to decide), rejecting Finimeg's application for damages from the Municipality of Palermo. Finimeg will appeal against this decision.

The lawsuits by certain buyers and potential buyers of the houses that formed part of the Pizzo Sella complex that was confiscated, which sued Edison, Finimeg, Poggio Mondello and the Municipality of Palermo for damages caused by the confiscation, are continuing. It is worth reiterating that in recent pronouncements on this case the Palermo Court said that they had ascertained that Poggio Mondello was not contractually responsible, being of the opinion, among other things, that penal confiscation could not be enforced against third parties who bought in good faith and who had registered their title prior to the transcription of any administrative sanction. This was followed by a decision that condemned Poggio Mondello to reimburse around 400,000 euro, the price that it had received for one of the houses, while considering the purchase and sale contract null and void.

In the case regarding the impugnment of the sequestration, subsequently converted into confiscation of the shares, quotas and assets of the associates Finsavi and Generale Impianti, and of the subsidiaries Calcestruzzi Palermo, Frigotecnica and Poggio Mondello, decided by court order on May 15, 2002 by the Palermo Court as part of the proceedings for the application of preventive measures, the Palermo Court of Appeal has accepted Edison's defence, which maintained a total lack of any connection between Edison and the Mafia entity against which the confiscation had been proposed. As a result, the Court revoked the sequestration and confiscation of the share capital and assets of the subsidiaries Frigotecnica and Poggio Mondello and of Edison's portion of the share capital of Finsavi and Generale Impianti, whereas it confirmed the confiscation of the share capital of Calcestruzzi Palermo and of the assets of Finsavi and Generale Impianti.

Edison Trading and Edipower – Brindisi coal bunker

The expert witness appointed by the Public Prosecutor of Brindisi is continuing to look into the matter, above all to ascertain whether the subsoil and water stratum have been contaminated, following the attachment of the coal bunker used by Edipower's Brindisi Nord power station, ordered by the Public Prosecutor at the Brindisi Court on March 3, 2005, as it created an excessive amount of dust.

Montedison S.r.l. – Area di Bussi sul Tirino (Pe)

As regards the preliminary investigations commenced by the public prosecutor's office of Pescara relating to an accusation of poisoning the waters and causing an environmental disaster in the Bussi sul Tirino basin, in which there has been industrial activity for more than a century, most recently carried on by Ausimont S.p.A., sold in 2002 to Solvay Solexis S.p.A. (a subsidiary of Solvay SA). The plot of land on the outskirts of the plant owned by Montedison S.r.l., where a substantial quantity of industrial waste was found, is still under confiscation. Specifically in relation to the state of contamination of this plot of land, the President of the Council of Ministers, with an ordnance dated October 4, 2007, appointed a Commissioner to carry out urgent interventions to identify the area, render it safe and restore it.

Proceedings initiated by AEEG with resolution 186/06 against EDF Energia Italia (now Edison Energia S.p.A.), Edison Trading S.p.A. and Edipower S.p.A.

With a resolution of July 23, 2007, the AEEG closed the formal investigation initiated under resolution 186/2006 against Edison Trading S.p.A., Edipower S.p.A. and EDF Energia Italia S.r.l. (now Edison Energia S.p.A.), among others. The proceedings were initiated by AEEG with resolution 186/06 against EDF Energia Italia (now Edison Energia S.p.A.), Edison Trading S.p.A. and Edipower S.p.A. for a series of violations of resolution 50/05, which establishes the obligation for market operators and the users of the dispatching service to communicate the information needed to evaluate relationships of control and association; it claims that the situation comes under article 7 of Law 287 of October 10, 1990. The Authority accepted some of the companies' arguments and decided not to fine them.

Edison Stoccaggio S.p.A. – Cavarzere-Minerbio liquid natural gas pipeline (which services the Adriatic LNG off-shore regasification terminal at Rovigo)

Based on spontaneous declarations made by a former employee of a company that was building part of the Cavarzere-Minerbio gas pipeline, the Public Prosecutor's Office of Rovigo initiated preliminary investigations and last July it ordered the confiscation of certain allegedly defective tubes used by Edison Stoccaggio in the construction of one stretch of the pipeline.

The Rovigo Court was asked to re-examine the situation and last September it cancelled the confiscation of the tubes. The Public Prosecutor then appealed to the Court of Cassation; the hearing was last January, after which it cancelled the decision of the Rovigo Court. In the meantime, the case has been transferred to the Public Prosecutor's Office of Venice, as it is considered competent for the territory concerned; to date, no further measures have been decided.

* * *

Developments in the main tax disputes during the year were as follows:

Former Edison S.p.A. – Direct taxes for the years 1994-1999

The disputes originated from report issued by the Fiscal Police following a tax audit that took place in 2000. The assessments made in this report related to the tax years 1993-1997. To date, the assessments for the years 1995, 1996 and 1997 are still pending, whereas all the other years have been settled.

In March 2007, the Regional Tax Commission confirmed the favourable decision of the Provincial Commission, cancelling the IRPEG and ILOR assessments issued for 1995 and 1996. As regards the IRPEG and ILOR assessment for 1997, a hearing is to be held in April 2008 before the Regional Tax Commission to discuss the appeal made by the Tax Authorities against the decision in the company's favour by the Provincial Commission.

Edison S.p.A. assessment for 2002 following a tax audit

The appeal against the assessments issued following a tax audit on 2002, which was heard in November 2006 before the Provincial Tax Commission of Milan, was substantially accepted and the assessment completely cancelled, except for an add-back of 26 thousand euro to taxable income. The Tax Authorities still have time to appeal.

EDF Energia Italia S.r.l. – Customs VAT assessment for 2001, 2002 and 2003

The company appealed to the Provincial Tax Commission of Milan against the VAT assessment received in December 2006 for the years 2001, 2002 and 2003, asking for it to be cancelled. The appeal filed against these assessments was heard last October 2007 before the Provincial Tax Commission of Milan; we are still waiting to know the outcome.

A similar recourse has been proposed against the fine notified in May 2007 in connection with this same matter.

Moreover, any costs that derive from these assessments would in any case be covered by specific contractual guarantees given by the selling company, EDF International SA, at the time of the acquisition of the investment in EDF Energia Italia, which entirely protect Edison.

0.4
Attachments to the notes to the consolidated financial statements

1 - Statement of changes in property, plant and equipment

Property, plant and equipment - *Millions of euro*	Balance at 12 31 2006			Changes during the year	
	Gross value	Accumulated depreciation	Net book value	Additions	Other changes and writedowns
Land	121		121	2	4
Buildings	777	(153)	624	5	41
Plant and machinery	6,091	(1,167)	4,924	182	131
Industrial and commercial equipment	30	(15)	15	3	2
Other property, plant and equipment	43	(24)	19	9	
Refuse dumps	64	(49)	15	3	5
Freely transferable assets	881	(155)	726	1	2
Construction in progress and advances	432		432	178	(258)
Leasehold improvements	9	(6)	3	2	(9)
Leased assets	184	(37)	147		
Grand total	**8,632**	**(1,606)**	**7,026**	**385**	**(82)**

	Changes during the year				Balance at 12 31 2007		
	Disposals		Depreciation	Total changes for the year	Gross value	Accumulated depreciation	Net book value
	Asset value	Accumulated depreciation					
	(3)	(1)		2	124	(1)	123
	(6)	(3)	(38)	(1)	816	(193)	623
	(34)	11	(373)	(83)	6,320	(1,479)	4,841
			(4)	1	34	(18)	16
			(5)	4	51	(28)	23
	(1)		(5)	2	71	(54)	17
		3	(69)	(63)	886	(223)	663
	(6)			(86)	346		346
		4		(3)	2	(2)	-
			(14)	(14)	184	(51)	133
	(50)	**14**	**(508)**	**(241)**	**8,834**	**(2,049)**	**6,785**

2 - Statement of changes in intangible assets

Intangible assets - *Millions of euro*	**Net book value at 12 31 2006**	**Changes during the year**		
		Additions	**Other changes**	
Start-up and expansion costs				
Research and development costs				
Industrial patents and intellectual property rights	18	3	1	
Concessions, licences, trademarks and similar rights	227		4	
Assets in process of formation and advances	7	9	(7)	
Other intangible assets	322	30	(2)	
Total intangible assets	**574**	**42**	**(4)**	

	Changes during the year			Net book value at 31 12 2007
	Disposals	Amortisation	Total changes for the year	
		(5)	(1)	17
		(21)	(17)	210
			2	9
	(2)	(51)	(25)	297
	(2)	**(77)**	**(41)**	**533**

3 - List of companies included in the consolidated financial statements and of other investments

Name - *Figures are expressed in thousands of euro*	Registered office	Currency	Share capital (*)	% Group holding at 12 31 2007	
Scope of consolidation					
Aem Elettricità S.p.A.	Milan	Euro	520,000	99.99%	
Aem Gas S.p.A.	Milan	Euro	572,000	99.99%	
Aem Energia S.p.A.	Milan	Euro	104	99.99%	
Aem Service S.r.l.	Milan	Euro	12,405	100.00%	
Aem Trading S.r.l.	Milan	Euro	99	100.00%	
Aem Calore & Servizi S.p.A.	Milan	Euro	1,800	100.00%	
Delmi S.p.A.	Milan	Euro	1,466,868	51.00%	
Proaris S.r.l.	Milan	Euro	10	100.00%	
Ecodeco S.r.l.	Milan	Euro	7,468	94.00% (9)	
Plurigas S.p.A.	Milan	Euro	800	40.00%	
Edipower S.p.A.	Milan	Euro	1,441,300	20.00% (1)	
Transalpina di Energia S.r.l. (2)	Milan	Euro	3,146,000	50.00%	
Investments					
Malpensa Energia S.r.l.	Segrate (MI)	Euro	5,200		
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	Euro	6,420		
e-Utile S.p.A. (7)	Milan	Euro	1,000		
Zincar S.r.l.	Milan	Euro	100		
Alagaz S.p.A.	St. Petersburg (Russia)	USD	24,000		
Aem - Bonatti S.c.a.r.l. (in liquidation)	Milan	Euro	10		
Metroweb S.p.A. (formerly Burano S.p.A.)	Milan	Euro	10,200		
ACSM S.p.A.	Como	Euro	46,871		
A.G.A.M. S.p.A.	Monza	Euro	46,482		
Utilia S.p.A. (3)	Rimini	Euro	900		
Consolidation Delmi Group (6)					
Consolidation Ecodeco Group (9)					
Total investments					

Portions held %	Shareholder	Securities held with voting rights % (a)	Exercisable voting rights % (b)	Book value at 12 31 2007	Valuation method
99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
51.00%	AEM S.p.A.	-	-		Line-by-line consolidation
100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
94.00%	AEM S.p.A.	-	-		Line-by-line consolidation
40.00%	AEM S.p.A.	-	-		Proportional consolidation
18.00%	AEM S.p.A.	-	-		Proportional consolidation
50.00%	Delmi S.p.A.	-	-		Proportional consolidation
49.00%	AEM S.p.A.	-	-	4,033	Equity method
32.52%	AEM S.p.A.	-	-	2,777	Equity method
49.00%	AEM S.p.A.	-	-	1,924	Equity method
27.00%	AEM S.p.A.	-	-	192	Equity method
35.00%	AEM S.p.A.	-	-	8	Equity method
50.00%	AEM S.p.A.	-	-	5	Equity method
23.53%	AEM S.p.A.	-	-	8,449	Equity method
20.00%	AEM S.p.A.	-	-	22,005	Equity method
24.99%	AEM S.p.A.	-	-	24,684	Equity method
20.00%	Aem Service S.r.l.	-	-	163	Equity method
				22,052	See attachment 5
				270	See attachment 8
				86,562	

Name - *Figures are expressed in thousands of euro*	Registered office	Currency	Share capital (*)	% Group holding at 12 31 2007	
Financial assets available for sale					
Atel Aare - Tessin AG fur Elektrizitat	Olten (CH)	CHF	303,600,000		
ASM S.p.A.	Sondrio	Euro	5,834		
Consorzio DIX.IT (in liquidation)	Milan	Euro	5,165		
CESI S.p.A.	Milan	Euro	8,550		
Emittenti Titoli S.p.A.	Milan	Euro	5,200		
Consorzio Milansistema	Milan	Euro	250		
AvioValtellina S.p.A.	Sondrio	Euro	2,880		
Bluefare Ltd. (in liquidation)	London	Lst	1,000		
CO.GE.R. 2004 S.p.A. in liquidation (4)	Sant'Antimo (NA)	Euro	150		
CESI S.p.A. (5)	Milan	Euro	8,550		
Consolidation of the Delmi Group (6)					
Consolidation of the Ecodeco Group (8)					
Total investments in other companies					

(*) Share capitals are expressed in thousands of euro.
(1) The percentage shown here assumes that all of the put option rights are exercised.
(2) AEM S.p.A. owns 50% of Transalpina di Energia S.r.l. indirectly through DELMI S.p.A..
(3) AEM S.p.A. owns 20% of Utilia S.p.A. indirectly through Aem Service S.r.l..
(4) AEM S.p.A. owns 5% of CO.GE.R. 2004 S.p.A. in liquidation indirectly through its subsidiary Aem Calore & Servizi S.p.A..
(5) Edipower S.p.A. holds 7% of Ce.Si. S.p.A.; the book value shown here represents the 20% that belongs to the AEM Group.
(6) Reference should be made to attachments 4-5-6-7 for information on the investments of the Delmi Group.
(7) The financial statement figures of the company refer to the financial statements as of June 30, 2007.
(8) Reference should be made to attachments 8 for information on the investments of the Ecodeco Group.

	Portions held %	Shareholder	Securities held with voting rights % (a)	Exercisable voting rights % (b)	Book value at 12 31 2007	Valuation method
	5.76%	AEM S.p.A.	-	-	488,626	*Fair value*
	3.99%	AEM S.p.A.	-	-	874	cost
	14.28%	AEM S.p.A.	-	-	738	cost
	1.87%	AEM S.p.A.	-	-	165	cost
	1.85%	AEM S.p.A.	-	-	78	cost
	10.00%	AEM S.p.A.	-	-	25	cost
	0.19%	AEM S.p.A.	-	-	5	cost
	20.00%	AEM S.p.A.	-	-	2	cost
	5.00%	Aem Calore & Servizi S.p.A.	-	-	2	cost
	7.00%	Edipower S.p.A.	-	-	271	cost
					91,786	See attachment 7
					9	See attachment 8
					582,581	

(9) The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by AEM S.p.A., exercisable by the end of 2008 at the same conditions.

(a) The percentage of securities held with voting rights is given by the ratio between the total number of securities representing share capital with voting rights held directly (whoever holds the voting right) and total share capital with voting rights (e.g. ordinary and preference shares).
Percentages are given only if they differ from the percentage of capital held.

(b) The percentage of the voting rights that can be exercised is given by the ratio between the number of voting rights at an ordinary shareholders' meeting of which the investing company is effectively the direct holder, and the total number of voting rights that exist at an ordinary shareholders' meeting.
Percentages are given only if they differ from the percentage of capital held.
Note that on December 15, 2006 AEM S.p.A. was involved in setting up Società Cooperativa Polo dell'Innovazione della Valtellina, subscribing for 5 shares of par value 50 euro each.

4 - Investments of the Delmi Group

(figures reflect 100% of the Edison Group, which is consolidated 50% through the Delmi Group)

Name	Registered office	Currency	Share capital	
A) Companies included in the scope of consolidation				
A.1) Companies consolidated line-by-line				
Ecofuture S.r.l. (Sole Shareholder)	Milan (I)	Euro	10,200	
Gever S.p.A.	Milan (I)	Euro	10,500,000	
Hydro Power Energy S.r.l. - Hpe S.r.l. (Sole Shareholder)	Bolzano (I)	Euro	50,000	
Jesi Energia S.p.A.	Milan (I)	Euro	5,350,000	
Sarmato Energia S.p.A.	Milan (I)	Euro	14,420,000	
Sondel Dakar BV	Rotterdam (NL)	Euro	18,200	
Termica Cologno S.r.l.	Milan (I)	Euro	9,296,220	
Termica Milazzo S.r.l.	Milan (I)	Euro	23,241,000	
Thisvi Power Generation Plant S.A.	Athens (GR)	Euro	948,000	
Edison Energie Speciali S.p.A. (Sole Shareholder)	Milan (I)	Euro	4,200,000	
Edison D.G. S.p.A. (Sole Shareholder)	Selvazzano Dentro (Pd) (I)	Euro	460,000	
Edison International S.p.A.	Milan (I)	Euro	17,850,000	
Edison Stoccaggio S.p.A. (Sole Shareholder)	Milan (I)	Euro	81,497,301	
Euroil Exploration Ltd	London (GB)	GBP	9,250,000	
Edison Trading S.p.A. (Sole Shareholder)	Milan (I)	Euro	30,000,000	
Volta S.p.A.	Milan (I)	Euro	130,000	
Edison Energia S.p.A. (Sole Shareholder)	Milan (I)	Euro	22,000,000	
Eneco Energia S.p.A.	Bolzano (I)	Euro	222,000	
Atema Limited	Dublin 2 (IRL)	Euro	1,500,000	
Edison Hellas SA	Athens (GR)	Euro	263,700	
Edison International Holding NV (former Montedison Finance Europe NV)	Amsterdam (NL)	Euro	4,582,803	
Edison Nederland B.V.	Amsterdam (NL)	Euro	18,000	
Edison S.p.A.	Milan (I)	Euro	5,291,664,500	
Selm Holding International SA	Luxembourg (L)	Euro	24,000,000	

Consolidated portion of the Group % (a)		% of capital held		Securities held with voting rights % (c)	Exercisable voting rights % (d)	Type of investment (e)
12 31 2007	12 31 2006	% (b)	Shareholder			
60.000	69.390	100.000	Edison S.p.A.	-	-	SUB
30.600	35.390	51.000	Edison S.p.A.	-	-	SUB
60.000	69.390	100.000	Edison S.p.A.	-	-	SUB
42.000	48.570	70.000	Edison S.p.A.	-	-	SUB
33.000	42.330	55.000	Edison S.p.A.	-	-	SUB
60.000	69.390	100.000	Edison International Holding NV	-	-	SUB
39.000	45.100	65.000	Edison S.p.A.	-	-	SUB
36.000	41.630	60.000	Edison S.p.A.	-	-	SUB
39.000	-	65.000	Edison International Holding NV	-	-	SUB
60.000	69.390	100.000	Edison S.p.A.	-	-	SUB
60.000	69.390	100.000	Edison S.p.A.	-	-	SUB
60.000	69.390	70.000	Edison S.p.A.	-	-	SUB
		30.000	Selm Holding International SA	-	-	
60.000	69.390	100.000	Edison S.p.A.	-	-	SUB
60.000	69.390	-	Edison S.p.A.	-	-	SUB
		100.000	Selm Holding International SA	-	-	
60.000	69.390	100.000	Edison S.p.A.	-	-	SUB
30.600	35.390	51.000	Edison S.p.A.	-	-	SUB
60.000	69.390	100.000	Edison S.p.A.	-	-	SUB
60.000	69.390	90.000	Edison S.p.A.	-	-	SUB
60.000	69.390	100.000	Edison S.p.A.	-	-	SUB
60.000	69.390	100.000	Edison S.p.A.	-	-	SUB
60.000	69.390	100.000	Edison S.p.A.	-	-	SUB
36.000	-	60.000	Edison International Holding NV	-	-	SUB
60.000	69.390	60.000	Transalpina di Energia S.r.l.	61.280	61.280	SUB
60.000	69.390	99.950	Edison S.p.A.	-	-	SUB
		0.050	Montedison S.r.l. (Sole Shareholder)	-	-	

Name	Registered office	Currency	Share capital
Montedison S.r.l. (Sole Shareholder)	Milan (I)	Euro	2,583,000
Nuova Alba S.r.l. (Sole Shareholder)	Milan (I)	Euro	2,016,457
Termica Boffalora S.r.l.	Milan (I)	Euro	14,220,000
Termica Celano S.r.l.	Milan (I)	Euro	259,000
A.2) Companies consolidated on a proportional basis			
Bluefare Ltd	London (GB)	GBP	1,000
Ibiritermo SA	Ibiritè - Estado De Minas Gerais (BR)	BRL	7,651,814
Sel - Edison S.p.A.	Castelbello (Bz) (I)	Euro	84,798,000
Seledison Net S.r.l. (Sole Shareholder)	Castelbello - Ciardes (Bz) (I)	Euro	200,000
Parco Eolico Castelnuovo S.r.l.	Castelnuovo di Conza (Sa) (I)	Euro	10,200
Edipower S.p.A.	Milan (I)	Euro	1,441,300,000
Ed-ina d.o.o.	Zagabria (HR)	HRK	20,000
Ascot S.r.l.	Bressanone (Bz) (I)	Euro	10,330
Internat. Water Services (Guayaquil) Interagua C.Ltda	Guayaquil (EC)	USD	32,180,000
International Water (Uk) Limited	London (GB)	GBP	1,001
International Water Holdings BV	Amsterdam (NL)	Euro	40,000
International Water Services (Guayaquil) BV	Amsterdam (Nl)	Euro	20,000
International Water Services Ltd	Zug (CH)	CHF	100,000

Consolidated portion of the Group % (a)		% of capital held		Securities held with voting rights %	Exercisable voting rights %	Type of investment
12 31 2007	12 31 2006	% (b)	Shareholder	(c)	(d)	(e)
60.000	69.390	100.000	Edison S.p.A.	-	-	SUB
60.000	69.390	100.000	Edison S.p.A.	-	-	SUB
42.000	48.570	70.000	Edison S.p.A.	-	-	SUB
42.000	48.570	70.000	Edison S.p.A.	-	-	SUB
30.000	34.690	50.000	Edison S.p.A.	-	-	JV
30.000	34.690	50.000	Edison S.p.A.	-	-	JV
25.200	29.140	42.000	Edison S.p.A.	-	-	JV
25.200	29.140	100.000	Sel - Edison S.p.A.	-	-	JV
30.000	34.690	50.000	Edison Energie Speciali S.p.A. (Sole Shareholder)	-	-	JV
30.000	34.600	45.000	Edison S.p.A.	-	-	JV
30.000	34.690	50.000	Edison International S.p.A.	-	-	JV
30.000	34.690	50.000	Eneco Energia S.p.A.	-	-	JV
27.000	31.220	90.000	International Water Services (Guayaquil) BV	-	-	JV
30.000	34.690	100.000	International Water Holdings BV	-	-	JV
30.000	34.690	50.000	Edison S.p.A.	-	-	JV
30.000	34.690	59.000	International Water Holdings BV	-	-	JV
30.000	34.690	100.000	International Water Holdings BV	-	-	JV

5 - Investments of the Delmi Group

(figures reflect 100% of the Edison Group, which is consolidated 50% through the Delmi Group)

Name	Registered office	Currency	Share capital	
B) Companies carried at equity				
Consorzio Barchetta	Jesi (An) (I)	Euro	2,000	
Gti Dakar Ltd	George Town - Gran Caiman (Gbc)	Euro	14,686,479	
Kraftwerke Hinterrhein Ag	Thusis (Ch)	Chf	100,000,000	
Roma Energia S.r.l.	Roma (I)	Euro	50,000	
Sistemi Di Energia S.p.A.	Milan (I)	Euro	10,475,000	
Soc. Svil. Rea. Gest. Gasdot. Alg - Itav.Sardeg. Galsi S.p.A.	Milan (I)	Euro	25,838,000	
Eta 3 S.p.A.	Arezzo (I)	Euro	2,000,000	
Gasco S.p.A.	Bressanone (Bz) (I)	Euro	350,000	
Prometeo S.p.A.	Osimo (An) (I)	Euro	2,164,498	
Utilità S.p.A.	Milan (I)	Euro	2,307,692	
Iniziativa Universitaria 1991 S.p.A.	Varese (I)	Euro	16,120,000	
Consorzio Montoro	Narni (I)	Euro	4,000	
Consorzio Vicenne	Celano (I)	Euro	1,000	
Total companies carried at equity				

	Consolidated portion of the Group % (a)	% of capital held % (b)	Shareholder	Securities held with voting rights % (c)	Exercisable voting rights % (d)	Book value (in millions of euro) (f)	Type of investment (e)
		50.000	Jesi Energia S.p.A.	-	-	-	ASS
		30.000	Sondel Dakar BV	-	-	5.7	ASS
		20.000	Edison S.p.A.	-	-	14.5	ASS
		35.000	Edison S.p.A.	-	-	-	ASS
		40.570	Edison S.p.A.	-	-	5.1	ASS
		18.000	Edison S.p.A.	-	-	3.3	ASS
		33.010	Edison S.p.A.	-	-	1.1	ASS
		40.000	Edison S.p.A.	-	-	0.2	ASS
		18.810	Edison S.p.A.	-	-	0.7	ASS
		35.000	Edison S.p.A.	-	-	0.9	ASS
		32.260	Montedison S.r.l. (Sole Shareholder)	-	- (g)	4.7	ASS
		25.000	Edison S.p.A.	-	-	-	ASS
		50.000	Termica Celano S.r.l.	-	-	-	ASS
						36.2	

6 - Investments of the Delmi Group

(figures reflect 100% of the Edison Group, which is consolidated 50% through the Delmi Group)

Name	Registered office	Currency	Share capital
C) Investments in companies in liquidation or subject to permanent restrictions			
Auto Gas Company S.A.E. (in liquidation)	Il Cairo (ET)	EGP	1,700,000
Codest S.r.l.	Pavia di Udine (Ud) (I)	Euro	15,600
Finsavi S.r.l.	Palermo (I)	Euro	18,698
Poggio Mondello S.r.l. (Sole Shareholder)	Palermo (I)	Euro	364,000
C.F.C. Consorzio Friulano Costruttori (in liquidation)	Udine (I)	LIT	100,000,000
Calbiotech S.r.l. (in bankruptcy)	Ravenna (I)	LIT	90,000,000
Cempes S.c.r.l. (in liquidation)	Rome (I)	Euro	15,492
Ci.Far. S.c.a.r.l. (in bankruptcy)	Udine (I)	LIT	20,000,000
Compo Chemical Company (in liquidation)	Wilmington, Delaware (USA)	USD	1,000
Coniel S.p.A. (in liquidation)	Rome (I)	Euro	1,020
Consorzio Carnia S.c.r.l. (in liquidation)	Rome (I)	Euro	45,900
Consorzio Friulano per il Tagliamento (in liquidation)	Udine (I)	Euro	10,330
Convolci S.c.n.c. (in liquidation)	Sesto San Giovanni (I)	Euro	5,165
Ferruzzi Trading France S.A. (in liquidation)	Paris (F)	Euro	7,622,451
Frigotecnica S.r.l. (Sole Shareholder) (in liquidation)	Palermo (I)	Euro	76,500
Groupement Gambogi-Cisa (in liquidation)	Dakar (Sn)	XAF	1,000,000
Inica S.a.r.l. (in liquidation)	Lisbon (P)	PTE	1,000,000
Nuova C.I.S.A. S.p.A. (in liquidation) (Sole Shareholder)	Milan (I)	Euro	1,549,350
Nuova I.S.I. Impianti Selez. Inerti S.r.l. (in bankruptcy)	Vazia (Ri) (I)	LIT	150,000,000
Sistema Permanente di Servizi S.p.A. (in bankruptcy)	Rome (I)	Euro	154,950
Soc. Gen. per Progr. Cons. e Part. S.p.A. (under extraordinary administration)	Rome (I)	LIT	300,000,000
Sorrentina S.c.a.r.l. (in liquidation)	Rome (I)	Euro	46,480
Total investments in companies in liquidation or subject to permanent restrictions			

	Consolidated portion of the Group % (a)	% of capital held % (b)	% of capital held Shareholder	Securities held with voting rights % (c)	Exercisable voting rights % (d)	Book value (in millions of euro) (f)	Type of investment (e)
		30.000	Edison International S.p.A.	-	-	0.1	ASS
		33.330	Nuova C.I.S.A. S.p.A. (in liq.) (Sole Shareholder)	-	-		ASS
		50.000	Edison S.p.A.	-	-		ASS
		100.000	Nuova C.I.S.A. S.p.A. (in liq.) (Sole Shareholder)	-	-		SUB
		20.000	Nuova C.I.S.A. S.p.A. (in liq.) (Sole Shareholder)	-	-		ASS
		55.000	Edison S.p.A.	-	- (i)		SUB
		33.330	Nuova C.I.S.A. S.p.A. (in liq.) (Sole Shareholder)	-	-		ASS
		60.000	Nuova C.I.S.A. S.p.A. (in liq.) (Sole Shareholder)	-	- (i)		SUB
		100.000	Nuova Alba S.r.l. (Sole Shareholder)	-	-		SUB
		35.250	Edison S.p.A.	-	-	0.3	ASS
		17.000	Nuova C.I.S.A. S.p.A. (in liq.) (Sole Shareholder)	-	-		TP
		16.300	Nuova C.I.S.A. S.p.A. (in liq.) (Sole Shareholder)	-	-		TP
		27.370	Nuova C.I.S.A. S.p.A. (in liq.) (Sole Shareholder)	-	-		ASS
		100.000	Edison S.p.A.	-	-	5.9	SUB
		100.000	Edison S.p.A.	-	-		SUB
		50.000	Nuova C.I.S.A. S.p.A. (in liq.) (Sole Shareholder)	-	-		ASS
		20.000	Edison S.p.A.	-	-		ASS
		100.000	Edison S.p.A.	-	-	2.4	SUB
		33.330	Montedison S.r.l. (Sole Shareholder)	-	-		ASS
		12.600	Edison S.p.A.	-	-		TP
		59.330	Edison S.p.A.	-	-		SUB
		25.000	Nuova C.I.S.A. S.p.A. (in liq.) (Sole Shareholder)	-	-		ASS
						8.7	

7 - Investments of the Delmi Group

(figures reflect 100% of the Edison Group, which is consolidated 50% through the Delmi Group)

Name	Registered office	Currency	Share capital	
D) Investments in other companies shown at fair value				
D.1) Trading				
ACEGAS - APS - S.p.A.	Trieste (I)	Euro	283,690,763	
ACSM S.p.A.	Como (I)	Euro	46,870,625	
AMSC - American Superconductor	N/A (USA)	USD	19,128,000	
D.2) Available for sale				
Terminale GNL Adriatico S.r.l.	Milan (I)	Euro	200,000,000	
Global Power S.p.A.	Verona (I)	Euro	500,000	
RCS MediaGroup S.p.A.	Milan (I)	Euro	762,019,050	
Emittenti Titoli S.p.A.	Milan (I)	Euro	4,264,000	
Enia Energia S.p.A.	Reggio Emilia (I)	Euro	2,240,000	
European Energy Exchange AG - Eex	Leipzig (D)	Euro	40,050,000	
Istituto Europeo di Oncologia S.r.l.	Milan (I)	Euro	79,071,770	
Mb Venture Capital Fund I Participating Comp. e NV	Amsterdam (Nl)	Euro	50,000	
Syremont S.p.A.	Messina (I)	Euro	750,000	
Total investments in other companies shown at fair value				
TOTAL				

NOTES

(a) The consolidated portion of the Delmi Group is calculated taking into account the portions of share capital held by the parent company or by subsidiaries consolidated on a line-by-line basis and by joint ventures consolidated proportionally.

(b) The portion held is given by the ratio between the nominal value of all securities representing share capital held directly and total share capital. In calculating this ratio, any treasury shares have to be deducted from the denominator (total share capital).

(c) The percentage of securities held with voting rights is given by the ratio between the total number of securities representing share capital with voting rights held directly (whoever holds the voting right) and total share capital with voting rights (e.g. ordinary and preference shares). Percentages are given only if they differ from the percentage of capital held.

(d) The percentage of the voting rights that can be exercised is given by the ratio between the number of voting rights at an ordinary shareholders' meeting of which the investing company is effectively the direct holder, and the total number of voting rights that exist at an ordinary shareholders' meeting. Percentages are given only if they differ from the percentage of capital held.

(e) SUB = subsidiary; JV = joint venture; ASS = associate; TP = third parties.

(f) The book value is only given for companies valued at net equity or at cost and held directly by the parent company or by other companies consolidated on a line-by-line or proportional basis, and only in the event that this value is equal to or higher than 1 million euro.

	Consolidated portion of the Group % (a)	% of capital held		Securities held with voting rights % (c)	Exercisable voting rights % (d)	Book value (in millions of euro) (f)	Type of investment (e)
		% (b)	Shareholder				
		1.300	Edison S.p.A.	-	-	4.8	TP
		3.170	Edison S.p.A.	-	-	2.7	TP
		0.840	Edison S.p.A.	-	-	3.0	TP
		10.000	Edison S.p.A.	-	-	151.5	TP
		12.250	Eneco Energia S.p.A.	-	-	0.3	TP
		0.990	Edison S.p.A.	1.030	1.030	22.5	TP
		3.890	Edison S.p.A.	-	-	0.2	TP
		1.134	Edison S.p.A.	-	-	1.1	TP
		0.750	Edison S.p.A.	-	-	0.7	TP
		4.370	Edison S.p.A.	-	-	3.5	TP
		7.000	Edison International Holding NV	-	-	2.8	TP
		40.000	Edison S.p.A.	-	- (h)		ASS
						193.1	
						238.0	

(g) Investment subject to attachment. The voting right is held by the Attachment Custodian. On May 5, 2006 the Milan Court accepted Montedison Srl plea against the attachment. The appeal against this sentence was notified on November 17, 2006. On November 14, 2007 the Varese Court declared that the attachment had been extinguished and should now be cancelled from the Shareholders' Register.

(h) On January 30, 2007, Edison exercised its put option to sell this investment, but the counterparty has defaulted on the deal.

(i) This company is waiting to be cancelled, as on July 12, 2007 the Ravenna Court closed the bankruptcy with a final distribution of the assets. The Ravenna Company Register recorded the deed on July 17, 2007, considering the company still operative.

(l) This company is waiting to be cancelled as on April 20, 2007 the Udine Court closed the bankruptcy with a final distribution of the assets. The Udine Company Register recorded the deed on July 2, 2007, considering the company still operative.

8 - Investments of the Ecodeco Group

Name - *Figures are expressed in thousands of euro*	Registered office	Currency	Share capital (*)	% Group holding at 12 31 2007
Scope of consolidation				
Ecodeco S.r.l.	Milan	Euro	7,469.0	
Ecolombardia 18 S.r.l.	Milan	Euro	1,940.0	91.52%
Ecolombardia 4 S.p.A.	Milan	Euro	17,727.0	68.56%
Sicura S.r.l.	Milan	Euro	1,040.0	96.80%
Fertilvita S.r.l.	Milan	Euro	3,752.0	100%
Sistema Ecodeco UK Ltd	Essex (UK)	Lst	250,002.0	100%
Amica Biella S.r.l.	Cavaglia (BI)	Euro	75.0	100%
Cavaglià S.p.A.	Milan	Euro	307.0	100%
Vespia S.r.l.	Turin	Euro	10.0	98.90%
A.S.R.A.B. S.p.A.	Biella	Euro	2,582.0	69.00%
Amica Villafalletto S.r.l.	Cavaglia (BI)	Euro	75.0	100%
CMT Ambiente S.r.l.	Milan	Euro	93.0	51%
Nicosiambiente S.r.l.	Milan	Euro	50.0	98.90%
Ecoair S.r.l.	Milan	Euro	10.0	100%
SED S.r.l.	Robassomero (TO)	Euro	1,250.0	50%
Bergamo Pulita S.r.l.	Bergamo	Euro	10.0	50%
Bellisolina S.r.l.	Montanaso (LO)	Euro	52.0	50%
Biotecnica	Varese	Euro	10.0	50%
Investments in associates				
Presidio Ambiente S.r.l. in liquidation	Bergamo	Euro	153.0	
Old River Ranch S.c.a.r.l.	Reggio Emilia	Euro	40.0	
Tecno Acque Cusio S.r.l.	Omegna	Euro	206.0	
Total investments in associates				
Investments in other companies				
Tirreno Ambiente S.p.A.	Mazzarà S. Andrea (ME)	Euro	1,032.9	
Consorzio Polieco	Roma	Euro	n.d.	
Consorzio Italiano Compostatori	Bologna	Euro	215.3	
Guglionesi Ambiente S.c.r.l.	Guglionesi (MC)	Euro	10.0	
Cavaglià Sud S.r.l. in liquidation	Milan	Euro	10.0	
Total investments in other companies				

(*) Share capitals are expressed in thousands of euro.
The share capital of System Ecodeco UK is in sterling.

	Portions held %	Shareholder	Securities held with voting rights % (a)	Exercisable voting rights % (b)	Book value at 12 31 2007	Valuation method
						Line-by-line consolidation
	91.52%	Ecodeco				Line-by-line consolidation
	68.56%	Ecodeco				Line-by-line consolidation
	96.80%	Fertilvita				Line-by-line consolidation
	100%	Ecodeco				Line-by-line consolidation
	100%	Ecodeco				Line-by-line consolidation
	100%	Fertilvita, Ecodeco, Cavaglià				Line-by-line consolidation
	100%	Fertilvita				Line-by-line consolidation
	98.90%	Cavaglià				Line-by-line consolidation
	69.00%	Cavaglià				Line-by-line consolidation
	100%	Fertilvita, Ecodeco, Cavaglià				Line-by-line consolidation
	51%	Cavaglià				Line-by-line consolidation
	98.90%	Cavaglià, Ecodeco				Line-by-line consolidation
	100%	Ecodeco				Line-by-line consolidation
	50%	Ecodeco				Proportional consolidation
	50%	Ecodeco				Proportional consolidation
	50%	Fertilvita				Proportional consolidation
	50%	Ecodeco				Proportional consolidation
	49.90%	Fertilvita			-	*Fair value*
	25.00%	Ecodeco			10	*Fair value*
	25.00%	Cavaglià			260	Equity method
					270	
	3%	Ecodeco, Cavaglià	-	-	3.0	*Fair value*
	0.000%	Ecodeco	-	-	2.6	*Fair value*
	0.000%	Fertilvita	-	-	3.0	*Fair value*
	1%	Cavaglià	-	-	-	*Fair value*
	1%	Ecodeco	-	-	-	*Fair value*
					8.6	

9 - Remuneration of the Board of Directors

Attachments 9 and 10 provide information on the remuneration of directors and statutory auditors for the year paid by AEM S.p.A. and its direct subsidiaries. This is pursuant to article 78 of CONSOB Resolution 11971 of May 14, 1999, which laid down the rules for implementation of Decree no. 58 February 24, 1998 on Issuers. Remuneration means total emoluments paid for the position held, even for part of the year, as well as other non-monetary benefits, bonuses and other incentives, including those paid by subsidiaries of AEM S.p.A..

Name	Position	Duration of the position		Emoluments for the position	Bonuses and other incentives	Other remune-ration	Total
		From	To				
Zuccoli Giuliano	Chairman	01.01.07	12.31.07	540,000	789,500	100,000 (A)	1,429,500
	Director	01.01.07	12.31.07	39,496			39,496
Sciumè Alberto	Deputy	01.01.07	12.31.07	60,000		80,918 (B)	140,918
	Chairman	01.01.07	12.31.07	39,496			39,496
Randazzo Francesco	Director	01.01.07	12.31.07	39,496		80,000 (C)	119,496
Oberti Paolo	Director	01.01.07	12.31.07	39,496		101,034 (D)	140,530
Scarselli Aldo	Director	01.01.07	12.31.07	39,496		89,500 (E)	128,996
Mauri Mario	Director	01.01.07	12.31.07	39,496		39,000 (F)	78,496
Taormina Antonio	Director	01.01.07	12.31.07	39,496		16,000 (G)	55,496
Cassinelli Dario	Director	01.01.07	12.31.07	39,496		61,500 (H)	100,996
Galassi Luigi	Director	01.01.07	01.30.07	3,246		-	3,246
Castelli Gianni	Director	02.28.07	12.31.07	33,220		10,356 (I)	43,576
TOTAL				**952,434**	**789,500**	**578,308**	**2,320,242**
Renato Ravanelli	General Manager	08.01.07	undecided	208,333	204,900	3,471 (L)	416,704
Remuneration and benefits in kind of managers with strategic responsibilities							925,941

(A) Of which 10,000 euro as other remuneration received from AEM S.p.A.; 90,000 euro received as a member of the Board of Directors of Delmi S.p.A., Aem Trading S.r.l. (37,500 euro) and Aem Calore & Servizi S.p.A. (2,500 euro).
(B) Of which 78,000 euro as other remuneration received from AEM S.p.A.; 2,918 euro of fees received as members of the Board of Directors of Delmi S.p.A..
(C) Of which 10,000 euro as other remuneration received from AEM S.p.A.; 70,000 euro received as a member of the Board of Directors of Aem Elettricità S.p.A. (55,000 euro) and Delmi S.p.A. (15,000 euro).
(D) 37,500 euro received as a member of the Board of Directors of Aem Calore & Servizi S.p.A., Aem Service S.r.l. (37,500 euro), Delmi S.p.A. (15,000 euro), Aem Trading S.r.l. (2,500 euro), Aem Gas S.p.A. (5,000 euro) and Aem Energia S.p.A. (3,534 euro).
(E) Of which 32,000 euro as other remuneration received from AEM S.p.A.; 57,500 euro received as a member of the Board of Directors of Aem Gas S.p.A. (55,000 euro) and Aem Service S.r.l. (2,500 euro).
(F) Of which 24,000 euro as other remuneration received from AEM S.p.A.; 15,000 euro of fees received as members of the Board of Directors of Delmi S.p.A..
(G) Other remuneration paid by AEM S.p.A..
(H) Of which 4,000 euro as other remuneration received from AEM S.p.A.;euro 57,500 received as member of the Board of Directors of Aem Energia S.p.A. (37,500 euro), Delmi S.p.A. (15,000 euro) and Aem Elettricità S.p.A. (5,000 euro).
(I) For remuneration received as a member of the Board of Directors of Delmi S.p.A..
(L) A portion of the emoluments and bonuses of 210,000 euro have been debited to Edison S.p.A.in connection with his position as CFO during the period from January 1, 2007 to November 8, 2007.

10 - Remuneration of the Board of Statutory Auditors

Name	Position	Duration of the position		Emoluments for the position	Total
		From	To		
	AEM S.p.A.				
Fossati Alfredo	Chairman of the Board of Statutory Auditors	01.01.07	12.31.07	48,035	48,035
Spadacini Luigi Carlo	Acting Statutory Auditor	01.01.07	12.31.07	32,024	32,024
Messina Salvatore Rino	Acting Statutory Auditor	01.01.07	12.31.07	32,024	32,024
	Aem Calore & Servizi S.p.A.				
Torio Livio	Chairman of the Board of Statutory Auditors	01.01.07	12.31.07	8,100	8,100
Cioccarelli Andrea	Acting Statutory Auditor	01.01.07	12.31.07	5,400	5,400
Zuppini Patrizia	Acting Statutory Auditor	01.01.07	12.31.07	5,400	5,400
	Aem Elettricità S.p.A.				
Grimaldi Francesco	Chairman of the Board of Statutory Auditors	01.01.07	12.31.07	61,974	61,974
Consoli Carlin Giorgio Giuseppe	Acting Statutory Auditor	01.01.07	12.31.07	41,316	41,316
Stano Salvatore Doriano	Acting Statutory Auditor	01.01.07	12.31.07	41,316	41,316
	Aem Energia S.p.A.				
Arizzi Lucia	Chairman of the Board of Statutory Auditors	01.01.07	12.31.07	18,600	18,600
Tavernar Eros Ambrogio	Acting Statutory Auditor	01.01.07	12.31.07	12,400	12,400
Fornasina Alessandro	Acting Statutory Auditor	01.01.07	12.31.07	12,400	12,400
Cioccarelli Andrea (*)	Presidente Collegio sindacale	01.01.07	05.31.07	2,449	2,449
Romagnoli Rosanna (*)	Acting Statutory Auditor	01.01.07	05.31.07	1,633	1,633
Schiantarelli Antonio (*)	Acting Statutory Auditor	01.01.07	05.31.07	1,633	1,633
	Aem Gas S.p.A.				
Dell'Acqua Marco Antonio	Chairman of the Board of Statutory Auditors	01.01.07	12.31.07	61,974	61,974
Ascer Guetta Guido	Acting Statutory Auditor	01.01.07	12.31.07	41,316	41,316
De Luigi Maria Adalgisa	Acting Statutory Auditor	01.01.07	12.31.07	41,316	41,316
	Aem Service S.r.l.				
Frattini Achille	Chairman of the Board of Statutory Auditors	01.01.07	12.31.07	11,700	11,700
Cioccarelli Andrea	Acting Statutory Auditor	01.01.07	12.31.07	7,800	7,800
Lo Presti Beniamino	Acting Statutory Auditor	01.01.07	12.31.07	7,800	7,800

Name	Position	Duration of the position		Emoluments for the position	Total
		From	To		
	Aem Trading S.r.l.				
Spadacini Luigi Carlo	Chairman of the Board of Statutory Auditors	01.01.07	12.31.07	21,000	21,000
Pozzi Andrea	Acting Statutory Auditor	01.01.07	12.31.07	14,000	14,000
Schettini Domenico	Acting Statutory Auditor	01.01.07	12.31.07	14,000	14,000
	Delmi S.p.A.				
Spadacini Luigi Carlo	Chairman of the Board of Statutory Auditors	01.01.07	12.31.07	61,975	61,975
Frattini Achille	Acting Statutory Auditor	01.01.07	12.31.07	41,317	41,317
Guarna Luca Aurelio	Acting Statutory Auditor	01.01.07	12.31.07	41,317	41,317
Casale Marco	Acting Statutory Auditor	01.01.07	12.31.07	41,317	41,317
Merler Marco	Acting Statutory Auditor	01.01.07	12.31.07	41,317	41,317
Total				**772,853**	**772,853**

(*) The Board of Statutory Auditors of Valdisotto Energia S.r.l. remained in office until its merger with Aem Energia S.p.A..

Certification of the consolidated financial statements pursuant to article 81-*ter* of CONSOB Regulation no. 11971 of May 14, 1999 and subsequent amendments

1. The undersigned Giuliano Zuccoli, in the name and on behalf of the entire Board of Management of A2A S.p.A., and Paolo Rundeddu, as the Manager in charge of preparing accounting documents of A2A S.p.A. attest the following, taking into account the provisions of article 154-*bis*, paras. 3 and 4, of Decree 58 of February 24, 1998, as subsequently amended:
   - the adequacy in relation to the characteristics of the business, and
   - the effective application,

   of the administrative and accounting procedures for the preparation of the consolidated financial statements of AEM S.p.A. during the course of 2007.

2. Note that ASM Brescia S.p.A. and AMSA Holding S.p.A. were merged with AEM S.p.A. with effect from January 1, 2008 and that the company is now called A2A S.p.A..

3. We also attest that the consolidated financial statements di AEM S.p.A. at December 31, 2007:
   a) agree with the balances on the books of account and accounting entries;
   b) have been prepared in compliance with the International Financial Reporting Standards (IFRS) approved by the European Community in accordance with EC Regulation 1606/2002 of the European Parliament and of the European Council; therefore, as far as we are aware, they are able to give a true and fair view of the assets and liabilities, results and financial position of the company and of the various companies included in the consolidation.

Milan, March 27, 2008

Giuliano Zuccoli
(for the Board of Management)

Paolo Rundeddu
(Manager in charge of preparing accounting documents)

0.5
Independent Auditors' Report

Independent Auditors' Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE NO. 58 DATED 24 FEBRUARY 1998

To the shareholders of
A2A SpA

1 We have audited the consolidated financial statements of A2A SpA and its subsidiaries ('AEM Group') as of 31 December 2007, comprising the consolidated balance sheet, income statement, changes in shareholders' equity, cash flow statement and related notes. These consolidated financial statements are the responsibility of A2A's directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

The consolidated financial statements present the corresponding amounts of the prior period for comparative purposes. As reported in the notes to the consolidated financial statements, the members of the management board modified the comparative amounts of the consolidated financial statements of the prior period, audited by other auditors who issued their report on 10 April 2007. We examined the methods adopted to determine the corresponding amounts of the prior period and the disclosures reported in the related notes, in order to formulate our opinion on the consolidated financial statements as of 31 December 2007.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: Bari 70125 Viale della Repubblica 110 Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526811 – Brescia 25124 Via Cefalonia 70 Tel 0302219811 – Firenze 50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Napoli 80121 Piazza dei Martiri 30 Tel. 08136181 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60 Tel 091349737 – Parma 43100 Viale Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37 Tel. 011556771 – Trento 38100 Via Grazioli 73 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 – Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel 0458002561

PRICEWATERHOUSECOOPERS

3 In our opinion, the consolidated financial statements of AEM SpA as of 31 December 2007 comply with the International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been drawn up clearly and give a true and fair view of the consolidated financial position, results of operations, changes in shareholders' equity and cashflows of AEM Group for the year then ended.

4 As reported in the Directors' Report, on 24 December 2007 the mergers of AMSA Holding Srl and ASM Brescia into AEM SpA were finalised with effect from 1 January 2008. The entity resulting from the merger has taken the legal name A2A SpA.

Milan, 10 April 2008

PricewaterhouseCoopers SpA

Signed by Marco Sala
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation

(2)

AEM SPA

corso di Porta Vittoria 4 - 20122 Milan
www.a2a.eu

separate financial statements 2007

separate financial statements 2007

AEM SPA

AEM SPA

Contents

This is a translation of the Italian original "Bilancio separato 2007" and has been prepared soleley for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu.

Summary of results, assets and liabilities and financial position

AEM S.p.A.

The parent company AEM S.p.A. is responsible for business development, strategic planning, control, financial management and coordination of the activities of the Group. It also provides the direct subsidiaries with administrative, financial, legal, logistical, personnel management and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible and as economically as possible. These services are governed by specific service contracts that are stipulated annually between the parties. AEM S.p.A. also makes office space and business premises available to Group companies at market rates, along with services related to the use of such facilities.
It is also the owner of the thermoelectric power station at Cassano d'Adda and of certain hydroelectric plants in Valtellina, handling their capital investments and technical operations.

Results

Millions of euro	01 01 2007 12 31 2007	% of sales	01 01 2006 12 31 2006	% of sales	Changes	% 07/06
Revenues						
Services	108.5	32.5	104.4	32.4	4.1	3.9
Rents to subsidiaries and associates	176.0	52.6	159.8	49.6	16.2	10.1
Revenues from sales	45.9	13.7	53.2	16.5	(7.3)	(13.7)
Other revenues	3.9	1.2	4.9	1.5	(1.0)	(20.4)
Total revenues	**334.3**	**100.0**	**322.3**	**100.0**	**12.0**	**3.7**
Operating costs	(152.8)	(45.7)	(128.1)	(39.7)	(24.7)	19.3
Labour costs	(51.8)	(15.5)	(67.0)	(20.8)	15.2	(22.7)
Gross profit from operations	**129.7**	**38.8**	**127.2**	**39.5**	**2.5**	**2.0**
Amortisation and depreciation	(64.5)	(19.3)	(46.2)	(14.3)	(18.3)	39.6
Provisions and writedowns	(9.9)	(3.0)	(10.1)	(3.1)	0.2	(2.0)
Net profit from operations	**55.3**	**16.5**	**70.9**	**22.0**	**(15.6)**	**(22.0)**
Income net of financial costs	33.8	10.1	83.9	26.0	(50.1)	(59.7)
Other non-operating costs	(3.3)	(1.0)	-	-	(3.3)	n.s.
Income before taxes	**85.8**	**25.7**	**154.8**	**48.0**	**(69.0)**	**(44.6)**
Taxes for the year	(1.3)	(0.4)	(20.1)	(6.2)	18.8	(93.5)
Net profit of operating activities, net of taxes	**84.5**	**25.3**	**134.7**	**41.8**	**(50.2)**	**(37.3)**
Result from non-current assets sold or held for sale	1.2	0.4	42.0	13.0	(40.8)	(97.1)
Net profit for the year	**85.7**	**25.6**	**176.7**	**54.8**	**(91.0)**	**(51.5)**

During the year, AEM S.p.A. had revenues of 334.3 million euro, an increase of 3.7% compared with 2006.

This trend is mainly due to the fee adjustment to the Tolling Agreement and Power Purchase Agreement relating respectively to the thermoelectric plant at Cassano d'Adda and the hydroelectric plants in Valtellina. More specifically, this increase is principally attributable to the full availability of the thermoelectric plant at Cassano and to the increase in the variable unit cost associated by contract with the hydroelectric plants, which incorporated the increase in the fuel cost saving compared with thermoelectric power generation. Moreover, in 2006 the parties had agreed to a reduction in the hydroelectric fee due to the parent company with reference to the energy produced under the DDG of July 6, 2006, which imposed special limits on the use of the plants in Valtellina because of the water crisis.

The other revenue items, for a total of 158.3 million euro, have fallen by 4.2 million euro compared with the previous year because of lower income from the sale of emission trading certificates and green certificates which in the first half of 2006 also included the income from the sale of quotas relating to 2005.

The following table summarises the production figures for 2007 compared with the previous year.

Millions of kWh	12 31 2007	12 31 2006	Change	% 07/06
Net production	**4,813**	**4,903**	**(90)**	**(1.8)**
- Thermoelectric	3,336	3,405	(69)	(2.0)
- Hydroelectric	1,477	1,498	(21)	(1.4)

The total net output of electricity at December 31, 2007 amounted to 4,813 million kWh, a slight decline of 1.8% compared with 2006.
As far as thermoelectric production is concerned, this decrease was due to the different strategy adopted by the Power Exchange for supplies on the primary and secondary markets, the latter being more interested compared with the same period in 2006, the purpose being to maximise the profitability of the Group's overall production facilities.

Operating costs amount to 152.8 million euro, an increase of 19.3% compared with 2006 because of higher service charges and for maintenance of the thermoelectric plant at Cassano d'Adda.

Labour costs amount to 51.8 million euro (67.0 million euro at December 31, 2006), down 15.2 million euro compared with 2006. This is attributable to lower allowances made during the period to adjust the provisions for future benefits to employees and to the Premungas pension fund.

Gross profit from operations came to 129.7 million euro, an increase of 2.0% compared with last year (127.2 million euro), because of the changes in costs and revenues illustrated above.

Depreciation and amortisation amount to 64.5 million euro (46.2 million euro at December 31, 2006). The increase of 18.3 million euro is essentially due to the revision of the depreciation plan for the transferable hydroelectric plants as a result of sentence no. 1 of January 18, 2008 of the Constitutional Court, which declared that a part of the regulation contained in the Budget Law 2006 — the 10-year extension of hydroelectric concessions — was unconstitutional, which forced the company to increase the depreciation on freely transferable assets. The Company reserves the right to take any steps to protect its investments and its interests.

Provisions for risks and charges, amounting to 9.9 million euro, are substantially in line with the previous year (10.1 million euro).

As a result of the above changes, profit from operations amounts to 55.3 million euro (70.9 million euro in 2006).

Financial costs show a positive balance of 33.8 million euro (83.9 million euro in 2006). The decrease of 50.1 million euro compared with the previous year is due to the 17.1 million euro reduction in dividends received from subsidiaries and associates, a net decrease of 16.7 million euro in the measurement at fair value of the financial derivatives that entailed a 14.3 million euro reduction in income and a corresponding increase in charges of 2.4 million euro and a 16.3 million euro increase in net financial charges. These financial charges also include the interest on the recovery of taxes for the years 1996 to 1999 (see "EC infringement procedure" in Other information). The increase in net financial charges is principally due to the increase in net debt following the purchase of the investments in Ecodeco S.r.l. (64%) and Edipower S.p.A. (2%) as a result of exercising the call and put options.

Income before taxes amounts to 85.8 million euro (154.8 million euro at December 31, 2006).

Income taxes for the year, including deferred taxes calculated according to new tax rates as per the Budget Law 2008, amount to 1.3 million euro (20.1 million euro at December 31, 2006), leading to a net profit of operating activities of 84.5 million euro (134.7 million euro at December 31, 2006).

At December 31, 2007 the net result from non-current assets sold shows a positive balance of 1.2 million euro, net of the tax effect, and refers to the proceeds of AEM S.p.A. selling its "Cogeneration Projects" to its subsidiary Aem Calore & Servizi S.p.A. in May 2007, as well as the gain on disposal of the investment in Valdisotto Energia S.r.l.. At December 31, 2006 this caption amounted to 42.0 million euro and related to the result, net of tax, deriving from the sale of the investments in Metroweb S.p.A., Serenissima Gas S.p.A., Serenissima Energia S.r.l. and Aem Trasmissione S.p.A., as well as from the writedown of the 41.11% investment in Mestni Plinovodi d.o.o. which is held for sale, having been measured at fair value net of selling costs.

The net profit for the year amounts to 85.7 million euro (176.7 million euro at December 31, 2006).

Capital and financial position

Millions of euro	12 31 2007	12 31 2006	Changes	% 07/06
CAPITAL EMPLOYED				
Net fixed capital employed	**4,190.7**	**3,850.9**	**339.8**	**8.8**
- Property, plant and equipment	864.8	891.8	(27.0)	(3.0)
- Intangible assets	19.1	19.7	(0.6)	(3.0)
- Investments and other non-current financial assets	3,562.6	3,187.2	375.4	11.8
- Deferred tax liabilities	(74.0)	(69.5)	(4.5)	6.5
- Provisions for risks	(81.5)	(71.9)	(9.6)	13.4
- Employee benefits	(100.3)	(106.4)	6.1	(5.7)
Working capital	**(68.6)**	**(129.5)**	**60.9**	**(47.0)**
- Inventories	0.8	0.7	0.1	14.3
- Short-term receivables	128.5	129.7	(1.2)	(0.9)
- Other current assets	0.8	0.8	0.0	0.0
- Trade payables	(64.2)	(63.3)	(0.9)	1.4
- Other payables	(129.9)	(191.2)	61.3	(32.1)
- Other current liabilities	(4.6)	(6.2)	1.6	(25.8)
Assets/liabilities held for sale	**0.0**	**0.5**	**(0.5)**	**n.s.**
TOTAL CAPITAL EMPLOYED	**4,122.1**	**3,721.9**	**400.2**	**10.8**
SOURCES OF FUNDING				
Equity method	**2,324.7**	**2,250.5**	**74.2**	**3.3**
Total financial position beyond one year	1,492.1	1,305.1	187.0	14.3
Total financial position within one year	305.3	166.3	139.0	83.6
Total net financial position	**1,797.4**	**1,471.4**	**326.0**	**22.2**
TOTAL SOURCES	**4,122.1**	**3,721.9**	**400.2**	**10.8**

The net capital employed at December 31, 2007 comes to 4,122.1 million euro (3,721.9 million euro at December 31, 2006) with an increase of 400.2 million euro compared with the previous year. This increase is attributable to the increases in fixed capital employed (+339.8 million euro) and working capital (+60.4 million euro). The increase in fixed capital employed is due to the purchase of the investment in Ecodeco S.r.l. and AGAM Monza S.p.A. as well as to the remeasurement of "available-for-sale" financial assets, while the increase in working capital was mainly caused by the purchase of the investment in Edipower S.p.A. as a result of executing the put and call options, the liability for which had been booked to "other payables".

Among the sources, equity, 2,324.7 million euro, shows an increase of 74.2 million euro compared with December 31, 2006, as a result of the following:

- the difference between the net profit for the year, 85.7 million euro, and the dividends distributed during the year by AEM S.p.A., amounting to 124.6 million euro;

- an increase in reserves mainly due to the valuation of financial assets "available for sale" for 151.5 million euro;
- the purchase of treasury shares for 38.4 million euro, which had the effect of reducing equity.

Net debt has increased by 326 million euro compared with December 31, 2006 due to the purchase of the above investments.

The financial resources generated by the net profit for the year plus depreciation and amortisation came to 150.2 million euro. The change in assets and liabilities absorbed 43.4 million euro of financial resources because of the reduction in liabilities for the purchase of the investment in Edipower S.p.A..

The cash flow absorbed by investing activities amounted to 459.7 million euro, mainly because of investments in property, plant and equipment, the purchase of treasury shares, the purchase of the interest in Ecodeco S.r.l. of 64% of its share capital following the exercise of the call and put options, the purchase of the investment in AGAM Monza and for the valuation at fair value of the investment in Atel.

The changes in equity caused by the increase in reserves mainly because of the fair value measurement of financial assets "available for sale", net of dividends distributed, amounted to 26.9 million euro.

As a result of these movements, the net financial position comes to 1,797.4 million euro (1,471.4 million euro at December 31, 2006).

At December 31, 2007 the gross debt to banks, bondholders, parent entity and third parties amounts to 1,896.0 million euro, whereas the debt owed to affiliates amounts to 88.3 million euro. Financial receivables from affiliates amount to 134.3 million euro. Net liquidity and current assets for financial derivatives amount in total to 52.6 million euro.

Millions of euro	12 31 2007	**12 31 2006**
Opening net financial position	**(1,471.4)**	**(1,719.7)**
Net profit for the year	85.7	176.7
Amortisation and depreciation	64.5	46.2
Changes in assets and liabilities	(43.4)	63.4
Future net cash flows from operating activities	**106.8**	**286.3**
Future net cash flows absorbed by investment activities	**(459.7)**	**(51.3)**
Changes in equity	151.5	120.4
Earnings distributed	(124.6)	(107.1)
Cash flow from changes in equity	**26.9**	**13.3**
CLOSING NET FINANCIAL POSITION	**(1,797.4)**	**(1,471.4)**

Details of the net financial position are given below:

Millions of euro	12 31 2007	12 31 2006
Details of net financial position		
Bonds - non-current portion	499.1	507.6
Bank loans - non-current portion	999.8	801.1
Finance leases - non-current portion	18.9	24.7
Financial derivatives - non-current portion	0.2	-
Non-current derivatives	(25.0)	(27.2)
Financial assets - non-current portion	(0.9)	(1.1)
Bank loans - current portion	355.3	107.5
Finance leases - current portion	5.8	5.5
Financial liabilities - parent entity	16.9	24.5
Current account payables to affiliates	88.3	126.9
Current account receivables from affiliates	(134.3)	(93.1)
Current financial assets	-	-
Cash and cash equivalents	(26.7)	(5.0)
TOTAL NET FINANCIAL POSITION	**1,797.4**	**1,471.4**

0.1
Financial statements

Balance sheet (1) (2)

Assets

Amounts in euro	Notes	12 31 2007	%	12 31 2006	%
NON-CURRENT ASSETS					
Property, plant and equipment	1	864,770,423		891,808,644	
Intangible assets	2	19,138,202		19,650,925	
Investments	3	2,986,805,871		2,736,407,184	
Other non-current financial assets	4	516,351,261		381,789,274	
Non-current derivatives	5	24,974,812		27,168,008	
Deferred tax assets	6	60,170,834		69,990,965	
Other non-current assets	7	254,623		240,030	
Total non-current assets		**4,472,456,027**	**93.89**	**4,127,055,030**	**94.72**
CURRENT ASSETS					
Inventories	8	794,373		715,667	
Trade receivables	9	91,274,973		122,731,161	
Other current assets	10	19,981,436		7,839,711	
Current financial assets	11	134,360,863		93,111,584	
Current tax assets	12	18,021,467		-	
Cash and cash equivalents	13	26,665,953		5,003,549	
Total current assets		**291,098,651**	**6.11**	**229,401,672**	**5.27**
NON-CURRENT ASSETS HELD FOR SALE	14	-		**500,000**	**0.01**
TOTAL ASSETS		**4,763,554,678**	**100.00**	**4,356,956,702**	**100.00**

(1) Related party transactions in the financial statements are analysed in Note 45, as required by CONSOB Resolution no. 15519 of July 27, 2006.
Significant non-recurring events and transactions in the financial statements are analysed in Note 46, as required by CONSOB Communication DEM/6064293 of July 28, 2006.

(2) Reconciliations between the old and the new formats are provided in the section entitled "Other information".

Equity and liabilities

Amounts in euro	Notes	12 31 2007	%	12 31 2006	%
EQUITY					
Share capital	15	936,024,648		936,024,648	
(Treasury shares)	16	(63,533,212)		(25,072,459)	
Reserves	17	1,366,509,454		1,162,898,822	
Net profit for the year	18	85,699,195		176,702,774	
Equity		**2,324,700,085**	**48.80**	**2,250,553,785**	**51.65**
LIABILITIES					
Non-current liabilities					
Financial liabilities - non-current portion	19	1,517,821,330		1,333,407,614	
Non-current derivatives	20	198,300		-	
Deferred tax liabilities	21	74,039,366		69,528,978	
Employee benefits	22	100,300,050		106,428,768	
Provisions for risks and charges	23	81,518,605		71,898,694	
Other non-current liabilities	24	853		996	
Total non-current liabilities		**1,773,878,564**	**37.24**	**1,581,265,050**	**36.29**
Current liabilities					
Trade payables	25	111,860,823		120,381,297	
Other current liabilities	26	86,811,949		131,324,904	
Financial liabilities - current portion	27	466,303,257		264,392,274	
Tax liabilities	28	-		9,039,392	
Total current liabilities		**664,976,029**	**13.96**	**525,137,867**	**12.05**
Total liabilities		**2,438,854,593**	**51.20**	**2,106,402,917**	**48.35**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-		-	
TOTAL EQUITY AND LIABILITIES		**4,763,554,678**	**100.00**	**4,356,956,702**	**100.00**

Income statement (1) (2)

Amounts in euro	Notes	01 01 2007 12 31 2007	%	01 01 2006 12 31 2006	%
Revenues					
Revenues from the sale of goods and services	30	325,381,256	97.33	312,632,987	97.00
Other operating income	31	8,933,227	2.67	9,683,237	3.00
Total revenues		**334,314,483**	**100.00**	**322,316,224**	**100.00**
Operating costs					
Costs for raw materials finished products and services	32	127,441,427	38.12	101,267,590	31.42
Other operating costs	33	25,339,364	7.58	26,803,987	8.32
Total operating costs		**152,780,791**	**45.70**	**128,071,577**	**39.73**
Labour costs	34	51,854,746	15.51	**66,951,213**	**20.77**
Gross profit from operations	35	129,678,946	38.79	**127,293,434**	**39.49**
Amortisation, depreciation, provisions and writedowns	36	74,363,948	22.24	**56,373,827**	**17.49**
Net profit from operations	37	55,314,998	16.55	**70,919,607**	**22.00**
Financial costs					
Financial income	38	124,265,612	37.17	160,534,403	49.81
Financial charges	39	90,496,041	27.07	76,670,199	23.79
Total financial costs	40	33,769,571	10.10	**83,864,204**	**26.02**
Other non-operating costs	41	(3,273,501)	0.98	-	-
Profit before tax		85,811,068	25.67	**154,783,811**	**48.02**
Income tax expense	42	1,332,024	0.40	**20,083,358**	**6.23**
Net profit of ongoing operations net of tax		84,479,044	25.27	**134,700,453**	**41.79**
Net result from non-current assets held for sale	43	1,220,151	0.36	**42,002,321**	**13.03**
NET PROFIT	44	85,699,195	25.63	**176,702,774**	**54.82**

(1) Related party transactions in the consolidated financial statements are analysed in Note 45, as required by CONSOB Resolution no. 15519 of July 27, 2006.
Significant non-recurring events and transactions in the financial statements are analysed in Note 46, as required by CONSOB Communication DEM/6064293 of July 28, 2006.

(2) Reconciliations between the old and the new formats are provided in the section entitled "Other information".

Cash flows statement

Amounts in euro	Notes	12 31 2007	12 31 2006
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		5,003,549	13,542,725
Operating activities			
Net result for the year		85,699,195	176,702,774
Non-monetary flows:			
Depreciation of property, plant and equipment	36	59,975,165	41,395,089
Amortisation of intangible assets	36	4,517,592	4,792,930
Change in provisions for employee benefit provisions	21	(6,128,718)	13,826,436
Change in other risk provisions	22	9,619,911	8,933,917
Change in deferred tax liabilities	20	4,510,408	8,118,702
Change in working capital:			
Change in trade receivables and other short-term receivables		(26,820,902)	5,724,919
Change in inventories of materials	8	(78,652)	(1,018)
Change in trade payables and other short-term payables		(55,003,789)	(73,795,133)
Change in assets to related parties		37,032,816	93,895,404
Change in liabilities to related parties		(7,069,124)	7,156,620
Change in assets held for sale	14	500,000	(500,000)
Future net cash flows from operating activities		**106,754,892**	**286,250,640**
Investing activities			
Net capital expenditure	1	(32,956,924)	(51,301,860)
Capital expenditure, net in intangible assets	2	(4,004,869)	(7,661,521)
Elimination of property, plant and equipment		-	3,328,010
Change in investments:	3	(384,258,745)	6,664,696
- acquisitions		*(382,556,107)*	*(147,742,000)*
- sales		*399,322*	*147,754,713*
- revaluations		-	*6,151,983*
- other changes		*(2,101,960)*	*500,000*
Purchase/sale of treasury shares	16	(38,460,753)	(2,316,135)
Future net cash flows absorbed by investment activities		**(459,681,291)**	**(51,286,810)**
FREE CASH FLOW		**(352,926,399)**	**234,963,830**
Financing activities			
Due to banks	19	446,580,172	(391,247,382)
Financial receivables due from third parties		(94,511)	-
Financial receivables from related parties		(40,941,108)	181,284,886
Assets for financial derivatives	5	2,193,198	7,227,025
Liabilities for financial derivatives	20	198,300	(1,157,203)
Financial payables to related parties		(38,566,295)	25,146,269
Bonds	19	(3,556,000)	(26,700,000)
Payables in current a/c to parent entity	27	(7,620,768)	(45,948,031)
Payment of liabilities for finance leases	27	(5,512,410)	(5,459,545)
Changes in shareholders' equity		151,551,086	120,463,308
Dividends paid		(124,643,228)	(107,112,333)
Future net cash flows absorbed by financing activities		**374,588,436**	**(243,503,006)**
CHANGE IN CASH AND CASH EQUIVALENTS		**21,662,037**	**(8,539,177)**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		**26,665,586**	**5,003,549**

Statement of changes in shareholders' equity

Description	Share capital Note 14	Treasury shares Note 15	
Equity at 12.31.2005	**936,024,648**	**(22,756,324)**	
Allocation of net profit and distribution of dividends			
Treasury shares		(2,316,135)	
Adjustments deriving from the application of IAS 39			
Other changes			
Net profit for the year			
Equity at 12.31.2006	**936,024,648**	**(25,072,459)**	
Allocation of net profit and distribution of dividends			
Treasury shares		(38,460,753)	
Adjustments deriving from the application of IAS 39			
Net profit for the year			
Equity at 12.31.2007	**936,024,648**	**(63,533,212)**	
Possible uses			

A: For increase in capital - (*) availability euro 982,437,718.

B: For loss coverage.

C: For distribution to shareholders - (**) euro 600,216,248,

	Reserves Note 16	Net profit for the year Note 17	Total equity
	989,572,709	**159,975,138**	**2,062,816,171**
	52,862,805	(159,975,138)	(107,112,333)
			(2,316,135)
	119,644,686		119,644,686
	818,622		818,622
		176,702,774	176,702,774
	1,162,898,822	**176,702,774**	**2,250,553,785**
	52,059,546	(176,702,774)	(124,643,228)
			(38,460,753)
	151,551,086		151,551,086
		85,699,195	85,699,195
	1,366,509,454	**85,699,195**	**2,324,700,085**
	A (*) - B - C (**)		

0.2

Financial statements

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Balance sheet

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Assets

Amounts in euro	12 31 2007	of which Related Parties (note no. 45)	12 31 2006	of which Related Parties (note no. 45)
NON-CURRENT ASSETS				
Property, plant and equipment	864,790,403		891,808,644	
Intangible assets	19,138,202		19,650,925	
Investments valued at equity	2,986,805,891	2,985,805,891	2,736,407,184	2,736,407,184
Other non-current financial assets	516,301,261	825,267	381,789,274	1,055,062
Non-current derivatives	24,974,810		27,168,008	
Deferred tax assets	60,190,834		69,990,965	
Other non-current assets	254,626		240,030	
Total non-current assets	**4,472,456,027**		**4,127,055,030**	
CURRENT ASSETS				
Inventories	794,316		715,667	
Trade receivables	91,274,975	79,220,036	122,731,161	116,253,852
Other current assets	19,981,434		7,839,711	
Current financial assets	134,360,863	134,360,868	93,111,584	93,108,878
Current tax assets	18,021,467		-	
Cash and cash equivalents	26,665,586		5,003,549	
Total current assets	**291,098,651**		**229,401,672**	
NON-CURRENT ASSETS HELD FOR SALE	**-**	**-**	**500,000**	**500,000**
TOTAL ASSETS	**4,763,554,678**		**4,356,956,702**	

Equity and liabilities

Amounts in euro	12 31 2007	of which Related Parties (note no. 45)	12 31 2006	of which Related Parties (note no. 45)
EQUITY				
Share capital	936,024,648		936,024,648	
(Treasury shares)	(63,533,212)		(25,072,459)	
Reserves	1,366,509,454		1,162,898,822	
Net profit for the year	85,699,195		176,702,774	
Equity	**2,324,700,085**		**2,250,553,785**	
LIABILITIES				
Non-current liabilities				
Financial liabilities - non-current portion	1,517,821,330		1,333,407,614	
Non-current derivatives	198,300		-	
Deferred tax liabilities	74,039,386		69,528,978	
Employee benefits	100,300,050		106,428,768	
Provisions for risks and charges	81,518,605		71,898,694	
Other non-current liabilities	893		996	
Total non-current liabilities	**1,773,878,564**		**1,581,265,050**	
Current liabilities				
Trade payables	111,860,823	47,491,472	120,381,297	54,560,606
Other current liabilities	86,811,949		131,324,904	
Financial liabilities - current portion	466,303,257	105,247,231	264,392,274	151,434,294
Tax liabilities	-		9,039,392	
Total current liabilities	**664,976,029**		**525,137,867**	
Total liabilities	**2,438,854,593**		**2,106,402,917**	
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	-		-	
TOTAL EQUITY AND LIABILITIES	**4,763,554,678**		**4,356,956,702**	

Income statement

pursuant to CONSOB Resolution no. 15519 of July 27, 2006

Amounts in euro	01 01 2007 12 31 2007	of which Related Parties (note no. 45)	01 01 2006 12 31 2006	of which Related Parties (note no. 45)
Revenues				
Revenues from the sale of goods and services	325,381,256	310,834,745	312,632,987	140,472,807
Other operating income	8,933,227	5,356,214	9,683,237	4,990,789
Total revenues	**334,314,483**		**322,316,224**	
Operating costs				
Costs for raw materials finished products and services	127,441,467	51,691,000	101,267,590	54,391,835
Other operating costs	25,339,324	148,555	26,803,987	168,066
Total operating costs	**152,780,791**		**128,071,577**	
Labour costs	**51,854,746**		**66,951,213**	
Gross profit from operations	**129,678,946**		**127,293,434**	
Amortisation, depreciation, provisions and writedowns	**74,363,948**		**56,373,827**	
Net profit from operations	**55,314,998**		**70,919,607**	
Financial costs				
Financial income	124,265,612	108,953,355	160,534,403	124,957,303
Financial charges	90,496,041	6,521,095	76,670,199	5,440,982
Total financial costs	**33,769,571**		**83,864,204**	
Other non-operating costs	**(3,273,501)**		–	
Profit before tax	**85,811,068**		**154,783,811**	
Income tax expense	**1,332,024**		**20,083,358**	
Net profit of ongoing operations net of tax	**84,479,044**		**134,700,453**	
Net result from non-current assets held for sale	**1,220,151**		**42,002,321**	
NET PROFIT	**85,699,195**		**176,702,774**	

0.3
Notes

General information

AEM S.p.A. is a company incorporated under Italian law and operates mainly in Italy.

The Company is responsible for business development, strategic planning, control, financial management and coordination of the activities of the AEM Group. It also provides the subsidiaries and some of its associated companies with administrative, tax, legal, personnel management, procurement and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible and as economically as possible. It is the owner of 75% of the thermoelectric power station at Cassano d'Adda and of certain hydroelectric plants in Valtellina, handling their capital investments and technical operations.
The Company's registered office is in Corso di Porta Vittoria 4, Milan, Italy.

The financial statements of the AEM S.p.A. are expressed in euro, which is also the currency of the economies in which the Group operates; notes are expressed in euro.

The individual financial statements of AEM S.p.A. at December 31, 2007, consisting of the balance sheet, income statement, cash flow statement, statement of changes in equity and explanatory notes, have been prepared in accordance with the international accounting standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union, as well as with the provisions issued in application of article 8 of Legislative Decree 38/2005.

Publication of the financial statements at December 31, 2007 was authorised by the Board of Directors of March 27, 2008.

They have been audited by PricewaterhouseCoopers S.p.A. in accordance with their appointment by the Shareholders' Meeting of April 26, 2007 for the nine-year period 2007-2015.

Financial statements

For the balance sheet, the Company has adopted a format which separates current and non-current assets and liabilities, according to para. 51 et seq. of IAS 1.

The income statement is presented by nature, a format that is considered more representative than the so-called "presentation by destination". This is the same format as the one used by Aem's major competitors, which is in line with international practice. The results of normal operations are shown in the income statement separately from income or costs deriving from non-recurring transactions that form part of the business's normal operations, such as gains or losses on the sale of investments and other non-recurring income or charges; this makes it easier to measure the effective results of normal operating activities.

The statement of cash flows is prepared according to the indirect method, as allowed by IAS 7.

The statement of changes in equity as been prepared in accordance with IAS 1.

Changes in international accounting standards

The accounting policies applied in 2007 are the same as those of the previous year, except for the adoption from 2007 of the following standards and interpretations already published in G.U.C.E., which did not have a significant impact on the valuations but only on the disclosures.

- IFRS 7 "Financial instruments: supplementary information" which requires ample disclosure on the nature and management of credit, liquidity and market risks (i.e. interest rate, exchange rate and commodity price risk);
- IFRIC 8 "Scope of application of IFRS 2" which establishes that IFRS 2, the standard relating to "Share-based payments", also has to be applied to transactions in which the company makes share-based payments for an amount that is apparently zero or lower than the fair value;
- IFRIC 9 "Reassessment of embedded derivatives" which governs certain aspects of the accounting treatment of embedded derivatives within the framework of IAS 39 "Financial instruments: recognition and measurement";
- IFRIC 10 "Interim financial reporting and impairment", which clarifies that any impairment losses recognised in interim financial statements for goodwill and certain financial assets (investments in equity instruments classified as "available for sale" and financial assets not carried at cost) should not be reversed in subsequent interim or annual financial statements.

We would also point out that the following standards and interpretations already published in the Official Gazette of the European Union have not been applied in advance as they are applicable in subsequent years:

- IFRS 8 "Operating segments" applicable from January 1, 2009, will replace IAS 14 "Reporting financial information by segment". Compared with the current situation, the required disclosure is to be integrated by an analysis of products and services and major customers;
- IFRIC 11 "Group and treasury share transactions" applicable from January 1, 2008, which explains the method to be used when accounting for instruments representing capital or cash in the event of assignment of rights representing the company's capital to the company's own employees, as well as in the case of share-based payments for services rendered by employees.

The following standards and interpretations have not been applied as they are still to be approved by the European Union:

- IAS 23 Revised Obligatory capitalisation of financial charges incurred for assets that need a certain period of time before they are ready for use or for sale (applicable from January 1, 2009);
- IFRIC 12 Service Concession Arrangements (applicable from January 1, 2008;
- IFRIC 13 "Customer loyalty programmes", applicable from January 1, 2009;
- IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction", applicable from January 1, 2008.

Accounting policies

Basis of preparation

The financial statements have been prepared on the basis of historical cost, except for those items which under IFRS are valued at fair value, as indicated in the accounting policies.

Translation of foreign currency items

The individual annual financial statements of AEM S.p.A. are expressed in euro, which is also the functional currency of the economies in which it operates. Transactions in currencies other than the euro are initially booked at the exchange rate ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into euro at the exchange rate ruling on the balance sheet date.
Non-monetary items valued at historical cost in foreign currency are translated at the exchange rate ruling on the date when the transaction was first recorded. Non-monetary items shown at fair value are translated at the exchange rate ruling on the valuation date.

Property, plant and equipment

Property, plant and equipment are booked at historical cost, including any additional charges directly attributable the asset and needed to bring it into service (e.g. transport, customs duty, location preparation expenses, installation and testing costs, notary and cadastral fees and any non-deductible VAT), increased by the present value of the estimated cost of restoring the location from an environmental point of view or dismantling the plant, if this is significant and obligatory under current regulations. If important components of property, plant and equipment have different useful lives, they are accounted for separately according to the "component approach", giving each of them its own useful life for the purpose of calculating depreciation. All plots of land, whether occupied by residential or

industrial buildings or devoid of construction, are not depreciated as they have an unlimited useful life, except for land used in production activities that is subject to deterioration over time (e.g. landfills, quarries). Ordinary maintenance costs are wholly expensed to the income statement in the year they are incurred. Costs incurred for regular maintenance are attributed to the assets to which they refer and are depreciated over their specific residual useful life.
Assets held under finance leases, through which substantially all risks and benefits of ownership are transferred to AEM S.p.A., are recognised as AEM S.p.A. assets at the lower of fair value and the present value of minimum lease payments. The corresponding liability to the lessor is shown in the balance sheet under financial payables.
Property, plant and equipment are shown net of accumulated depreciation and any writedowns. Depreciation is calculated from the year in which the individual asset enters service and is charged on a straight-line basis over the estimated useful life of the asset for the business. The estimated realisable value which is deemed to be recoverable at the end of their useful life is not depreciated. The useful life of each asset is reviewed annually and any changes, if needed, are made with a view to showing the correct value of the asset.
The depreciation of freely transferable assets is calculated on a straight-line basis over the lower of the residual duration of the concession and the estimated useful life of the assets.

The main depreciation rates used, which are based on technical and economic considerations, are as follows:

Depreciation rates

- buildings ____ 1.0% - 17.3%
- production plant ____ 1.0% - 33.3%
- transport lines ____ 1.4% - 100.0%
- transformation stations ____ 1.8% - 33.3%
- distribution networks ____ 1.4% - 33.3%
- miscellaneous equipment ____ 3.3% - 100.0%
- mobile phones ____ 100.0%
- furniture and fittings ____ 10.0% - 25.0%
- electric and electronic office machines ____ 10.0% - 33.3%
- vehicles ____ 10.0% - 25.0%
- leasehold improvements ____ 12.5% - 33.3%

Items of property, plant and equipment are subjected to impairment testing if there are specific signs that they have suffered a loss of value, using the methods explained below in the

paragraph entitled "Impairment of assets"; writedowns can be reversed in subsequent periods if the reasons for them no longer apply.
No financial charges were capitalised during the year.
When an asset is sold or future economic benefits are no longer expected from using the asset, it is eliminated from the balance sheet and any gain or loss (i.e. the difference between the disposal value and the carrying value) is booked to the income statement in the year of the elimination.

Intangible assets

Intangible assets are reported in the financial statements at purchase or production cost, including ancillary charges, determined in the same way as for property, plant and equipment. Intangible assets produced internally are not capitalised but charged to income in the period in which the costs are incurred.

Intangible assets with a definite useful life are shown net of accumulated amortisation and any permanent losses of value which are established in the same way as for property, plant and equipment. Changes in the expected useful life or in the ways in which the future economic benefits of an intangible asset are achieved by the Company are accounted for by suitably adjusting the period or method of amortisation, treating them as changes in accounting estimate. The amortisation applied to intangible assets with a definite useful life is charged to the income statement in the cost category that reflects the function of the intangible asset concerned.
Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value") using the methods explained below in the paragraph entitled "Impairment of assets"; writedowns can be reversed in subsequent periods if the reasons for them no longer apply.
Intangible assets with an indefinite useful life and those that are not yet available for use are subjected to impairment testing on an annual basis, whether or not there are specific signs that they have suffered a loss of value, using the methods explained below in the paragraph entitled "Impairment of assets". Writedowns of goodwill cannot subsequently be written back.

Gains or losses on disposal of an intangible asset are calculated as the difference between the disposal value and the carrying value of the asset and are booked to the income statement at the time of the disposal.

The following amortisation rates are applied to intangible assets with a definite useful life:

- industrial patents and intellectual property rights ____ 12.5% - 33.3%
- concessions, licences, trademarks and similar rights ____ 6.7% - 33.3%
- leasehold improvements ____ 12.5% - 33.3%

Impairment of assets

Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value.

Goodwill, other intangible assets with an indefinite useful life or assets not available for use are tested for impairment every year, or more frequently if there are signs that the assets may have suffered a loss in value.

Impairment testing consists of comparing the recoverable amount of the asset with its net book value.

The recoverable amount of an asset is the higher of its fair value, net of selling costs, and its value in use. To determine an asset's value in use, the Company calculates the present value of the estimated future cash flows, before tax, applying a pre-tax discount rate, which reflects current market valuations of the time value of money and the specific risks to which the asset is exposed. A loss in value is booked if the realisable value is lower than the book value. If subsequently a loss on an asset, other than goodwill, is eliminated or reduced, the book value of the asset or of the CGU is raised up to the new estimate of recoverable value, but without it exceeding the value that the asset would have had without any impairment loss. Writebacks of impairment losses are booked immediately to the income statement.

When it is not possible to estimate the recoverable value of an individual asset, the Company estimates the recoverable value of the cash generating unit (CGU) or group of CGU to which the asset belongs or to which it can reasonably be allocated.

The CGUs have been identified according to the organisational and business structure, as homogeneous aggregations that generate independent cash flows deriving from the continuous use of the assets attributed to them.

Emission quotas and green certificates

Different accounting policies are applied to quotas or certificates held for own use in the "Industrial Portfolio", and those held for trading purposes in the "Trading Portfolio".

Surplus quotas or certificates held for own use which are in excess of the company's requirement in relation to the obligations accruing at the end of the year are booked to other intangible assets at cost. Quotas or certificates assigned free of charge are booked at a zero value. Given that they are assets for instant use, they are not amortised but subjected to an impairment test. The recoverable amount is the higher of its value in use and its market value. If, on the other hand, there is a deficit because the requirement exceeds the quotas or certificates in portfolio at the balance sheet date, provision is made in the financial statements for the charge needed to meet the residual obligation; this is estimated on the basis of any purchase contracts, spot or forward, already signed at the balance sheet date; otherwise, on the basis of market prices.
Quotas or certificates held for trading in the "Trading Portfolio" are booked to inventories and measured at the lower of purchase cost and estimated realisable value based on market trends. Quotas or certificates assigned free of charge are booked at a zero value. Market value is established on the basis of any sales contracts, spot or forward, already signed at the balance sheet date; otherwise, on the basis of market prices.

Investments in subsidiaries and associates

Subsidiaries are those companies where AEM S.p.A. has control, giving it autonomous power to make strategic decisions for the company in order to obtain the related benefits. Generally speaking, it is assumed that control exists when more than half of the voting rights that can be exercised at ordinary shareholders' meetings are held, directly and indirectly, also considering so-called "potential" votes, i.e. voting rights deriving from convertible instruments.
Associates are those companies where AEM S.p.A. has significant influence over the company's strategic decisions, despite not having control, also considering potential voting rights deriving from convertible instruments; significant influence means that AEM S.p.A., directly or indirectly, holds more than 20% of voting rights that can be exercised at ordinary shareholders' meetings.
Investments in subsidiaries and associates at measured at purchase cost, reduced, if necessary, for distributions of capital or reserves or for impairment losses. If the Company's share of the affiliate's losses is greater than the book value of the investment, the value of the investment is cancelled and the share of any further losses is booked as a provision if the Company is obliged to cover them. Their value is restated in future years if the reasons for the writedown no longer apply.

Long-term construction contracts in progress

Long-term construction contracts currently in progress are valued on the basis of the contractual fees that have accrued with reasonable certainty, according to the stage of completion (or "cost to cost") method, so as to allocate the revenues and net result of the contract to the individual periods to which they belong, in proportion to the progress being made on the project. Any difference, positive or negative, between the value of the contracts and the advances received is booked respectively to the asset or liability side of the balance sheet.

In addition to the contractual fees, contract revenues include any variants, price revisions and incentive awards to the extent that probably represent actual revenues that can determined with a reasonable degree of reliability. Ascertained losses are recognised independently of the stage of completion of the contracts.

Inventories

Inventories of materials and fuel are valued at the lower of weighted average cost and market value at the period-end. Weighted average cost is determined for the period of reference and for each inventory code. Weighted average cost includes any additional costs (such as sea freight, customers charges, insurance, lay or demurrage days in the purchase of fuel) relating to purchases during the period. Inventories are constantly monitored and, whenever necessary, technologically obsolete stocks are written down with a charge to the income statement.

Financial instruments

Financial instruments include trading investments and investments that are available for sale and non-current receivables and loans, trade and other receivables originated by the company and other current financial assets such as cash and cash equivalents. They do not include investments in subsidiaries, joint ventures and associates. Cash and cash equivalents include bank deposits, readily negotiable securities used as temporary investments of surplus cash and financial receivables due within three months. They also include financial payables (bank loans and bonds), trade payables, other payables and other financial liabilities and derivatives.

Financial assets and liabilities are recognised at the time that the contractual rights and obligations foreseen by the instrument arise.

Initially, all financial assets are recognised at fair value, including ancillary charges (purchase/issue costs).in the case of assets and liabilities not measured at fair value through profit and loss).

Measurement subsequent to initial recognition depends on the classification of the instrument to one of the following categories:

- non-derivative financial assets and liabilities at fair value through profit and loss include:
  - financial assets and liabilities held for trading (HFT), i.e. with the intention of repurchasing or reselling them in the short term;
  - financial liabilities which on initial recognition have been designated as being at fair value through profit and loss;
- other non-derivative financial assets and liabilities, including:
  - loans and receivables (L&R);
  - investments held to maturity (HTM);
  - financial liabilities other than those valued at fair value through profit and loss (FVTPL);
- available-for-sale financial assets (AFS);
- derivatives.

The following is a detailed explanation of the accounting policies applied in measuring each of the above categories after initial recognition:

- **non-derivative financial assets and liabilities at fair value through profit and loss** are measured at fair value with any changes being booked to the income statement. This category includes investments, trading securities and the non-convertible bond loan issued by AEM S.p.A. and listed at the Luxembourg Stock Exchange;
- **other non-derivative financial assets and liabilities** with fixed or determinable payments other than investments, are valued at amortised cost. Any transaction costs incurred during the acquisition or sale are adjusted directly on the nominal value of the asset or liability (e.g. issue premium or discount, loan acquisition costs, etc.). Then financial income and charges are remeasured on the basis of the effective interest rate method. Financial assets are assessed regularly to see if there are any signs that they have suffered impairment. In the assessment of receivables in particular, account is taken of the solvency of the creditors, as well as the characteristics of credit risk, which is indicative of the individual payment capacity of the individual debtors. Any impairment losses are booked as a cost to the income statement of the year. This category includes the investments held with the intent and the capacity for them to be held to maturity, non-current loans and receivables, trade receivables and other

receivables originated by the business, financial payables, trade payables, other payables and other financial liabilities;

- **available-for-sale financial assets,** represented by non-derivative financial assets that are not classified as financial assets at fair value through profit and loss or other financial assets, are measured at fair value and any gains or losses on them are booked directly to equity until they are sold, at which stage they get transferred to the income statement; the losses booked directly to equity are in any case reversed and booked to the income statement, even if the financial asset has not been eliminated, if there is objective evidence that the asset has suffered impairment; unlisted investments with a fair value that cannot be reliability measured, on the other hand, are valued at cost less any impairment losses; their value is restated in future years if the reasons for the writedown no longer apply. This category essentially includes the other investments (i.e. not subsidiaries, joint ventures or associates), except for those held for trading (trading investments);
- **derivatives** are measured at fair value with any changes being booked to the income statement if they do not satisfy the conditions to qualify as hedges. Derivatives are classified as hedges when the relationship between the derivative and the item being hedged is formally documented and the effectiveness of the hedge is high, this being checked periodically. Hedging derivatives that limit the risk of fluctuations in the fair value of the items being hedged (fair value hedges) are booked at fair value through profit and loss; in the same way, the instruments being hedged are adjusted to reflect changes in the fair value associated with the risk being hedged. When derivatives hedge the risk of changes in the cash flows generated by the instruments being hedged (cash flow hedges), the effective portion of changes in the fair value are booked to equity, while the ineffective portion is charged to the income statement. The amounts booked directly to equity are reflected in the income statement in line with the economic effects produced by the item being hedged.

A financial asset (or where applicable, part of a financial asset or parts of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows come to an end;
- the Company has retained the right to receive the future cash flows of the assets, but has assumed a contractual obligation to pass them on to a third party without material delay;
- the Company has transferred the right to receive the cash flows from the asset and (i) has transferred substantially all of the risks and rewards of ownership of the financial asset, or (ii) if it has neither transferred nor retained substantially all of the risks and rewards of the asset, but has transferred control over it.

In the cases in which the Company has transferred the rights to receive financial flows from an asset and has neither transferred nor retained substantially all of the risks and rewards or has not lost control over it, the Company continues to recognise the asset to the extent to which it has a continuing involvement in the asset. A continuing involvement that takes the form of a guarantee over the asset that has been transferred is measured at the lower of the initial book value of the asset and the maximum amount that the Company might have to pay. Trade receivables considered definitively unrecoverable after all the necessary recovery procedures have been completed are also eliminated from the balance sheet.

A financial liability should be removed from the balance sheet when, and only when, it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled, or expired.
Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognised in the income statement.

The fair value of financial instruments that are listed in an active market is based on market prices at the balance sheet date. The fair value of instruments that are not listed on an active market is determined by using recognised valuation methods.

Non-current assets held for sale, disposal groups and discontinued operations - IFRS 5

Non-current assets held for sale, disposal groups and discontinued operations, whose book value will be recovered principally by being sold off rather than being continuously used, are valued at the lower of net book value and fair value, net of selling costs. A disposal group is understood as being a series of assets and liabilities that are directly correlated and likely to be sold off as part of a single transaction. Discontinued operations, on the other hand, consist of a significant portion of the Group, such as an important independent business division representing an activity or geographical area of activity, or a subsidiary bought exclusively with a view to reselling it.
In accordance with IFRS, the figures for non-current assets held for sale, disposal groups and discontinued operations are shown on two specific lines in the balance sheet: assets held for sale and liabilities directly associated with assets held for sale.
With exclusive reference to discontinued operations, the net economic results made by them during the disposal process, any gains or losses on disposal and the corresponding

comparative figures for the previous year or period are shown on a specific line in the income statement: net profit (loss) on discontinued operations and assets held for sale.

Employee benefits

Severance indemnities and pension provisions are determined using an actuarial method; the rights accrued by employees during the year are booked to the income statement under "labour cost", whereas the figurative financial cost that the company would have to bear were it to ask the market for an equivalent loan is booked to net financial income (charges). The actuarial gains and losses, which reflect the effects of changes in the actuarial assumptions are booked to the income statement, taking into account the residual average useful life of the employees.

In particular, as a result of the Budget Law no. 296 of December 27, 2006, only the portion of accrued severance indemnities that remained in the company has been valued according to IAS 19, as indemnities are now paid over to a separate entity as they accrue (either to a supplementary pension scheme or to funds held by INPS). As a result of these payments, the company no longer have any obligations in connection with the services that employees will render in the future.

Guaranteed employee benefits paid on or after termination of employment through defined-benefit plans (energy discount, health care or other benefits) or long-term benefits (fidelity bonus) are recognised in the period when the right accrues.

The liability relating to defined-benefit plans, net of any assets that exist to service the plan, is determined on the basis of actuarial assumptions and booked on an accrual basis in line with the work needed to be done to obtain the benefits; the liability is valued by independent actuaries.

Gains and losses arising from the actuarial calculation are charged to the income statement as a cost or as income; the company does not apply the so-called "corridor method".

Provisions for risks and charges

The provisions for risks and charges concern costs of a determined nature that definitely or probably exist, but which at the balance sheet date are uncertain in terms of amount or timing. Such provisions are recognised when there is a current liability (legal or implicit), deriving from a past event, if it is likely that resources will have to be spent to satisfy the liability and it is possible to make a reasonable estimate of the amount of the liability.

Provisions are booked for an amount that represents the best estimate of the amount that the Company would have to pay to extinguish the liability, or to transfer it to third parties, as of the balance sheet date. If the effect of discounting is significant, the provisions are calculated by discounting expected future cash flows at a pre-tax discount rate that reflects a current market valuation of the cost of money over time. If discounting is applied, the increase in the provision due to the passing of time is booked as a financial expense. If the liability refers to property, plant and equipment (such as dismantling and reclamation of industrial sites), the initial provision is recognised as a contra-entry to the assets to which it refers; the expense is then charged to the income statement through the process of depreciating the asset in question.

Treasury shares

Treasury shares are booked as a reduction of equity. The par value of the treasury shares is booked as a separate item as a reduction of shareholders' equity.

Grants

Grants, both from public entities and from external private entities, are booked at fair value when there is reasonable certainty that they will be received and that the Company will be able to comply with the terms and conditions for obtaining them.
Contributions received to help cover the cost of specific items of property, plant and equipment are booked as a direct reduction of the assets concerned and credited to the income statement over the period of depreciation of the assets to which they refer.
Operating grants (given to provide the company with immediate financial aid or as compensation for costs or losses incurred in a previous accounting period) are charged in their entirety to the income statement as soon as the conditions for booking the grants are satisfied.

Revenues and costs

Revenues are recognised to the extent that it is possible to establish their fair value on a reliable basis and it is probable that the related economic benefits will be enjoyed. Depending on the type of transaction, revenues are recognised on the basis of the following specific criteria:

- revenues for the sale and transport of electricity and gas are recognised at the time that the energy is supplied or the service rendered, even if they are still to be invoiced, and determined by integrating those based on pre-established meter-reading calendars with suitable estimates. These revenues are based, when applicable, on the tariffs and related tariff restrictions foreseen by current law and by the Italian Authority for Electricity and Gas and equivalent organisation abroad in force during the period of reference;

- connection contributions paid by users, if not for costs incurred to extend the network, are book to income on collection and shown under "revenues from services";
- the revenues and costs involved in withdrawing quantities that are higher or lower than the Group's share are measured at the prices foreseen in the related purchase or sale contract;
- revenues from the provision of services are recognised according to the stage of completion based on the same criteria as for contract work in progress. If it is impossible to establish the value of revenues on a reliable basis, they are recognised up to the amount of the costs incurred, providing they are expected to be recovered;
- revenues are booked net of returns, discounts, allowances and bonuses, as well as directly related taxes;
- revenues from the sale of green certificates are booked at the time of sale.

The costs are for goods or services sold or consumed during the year or as a result of systematic allocation; if it is not possible to see any future use for them, they are charged to income.

Financial income and charges

Financial income is recognised when interest income arises as a result of applying the effective interest method (at the rate which exactly discounts the expected future financial flows based on the expected life of the financial instrument).
Financial charges are recognised on an accrual basis and booked to the income statement at the amount of the effective interest.

Dividends

Dividend income is recognised when it is established that the shareholders have a right to receive payment.
Dividends are classified as financial income in the income statement.

Income taxes

Current taxes

Current income taxes for the period are based on an estimate of taxable income and in compliance with current tax regulations; account is also taken of the fact that the Company now files for tax on a Group basis.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are calculated on the temporary differences between the values given to assets and liabilities in the balance sheet and the corresponding values recognised for tax purposes, based on the tax rates in force at the time that the temporary differences are likely to reverse. Deferred tax assets are only booked if there is reasonable certainty that they will be recovered; those that are not certain to be recovered are written down. The valuation of deferred tax assets takes account of the planning period for which approved corporate plans are available. When the results are booked directly to equity, the current taxes, deferred tax assets and deferred tax liabilities are also booked directly to equity. The deferred tax liabilities on profits not distributed by Group companies are only provided for if there is a genuine intention to distribute such profits and, in any case, if the taxation is not offset against a consolidated tax loss.

Use of estimates

When preparing the financial statements and notes according to IFRS, the Company makes estimates and hypotheses that have an effect on the assets and liabilities shown in the accounts and on the information regarding contingent assets and liabilities at the balance sheet date. The actual results could differ from these estimates. The actual results after the event could differ from such estimates. Estimates have been used in impairment testing, to determine certain sales revenues, in provisions for risks and charges, in provisions for bad and doubtful accounts and other writedowns, amortisation and depreciation, the valuation of derivatives, employee benefits and taxes. These estimates and hypotheses are reviewed periodically and all changes are reflected immediately in the income statement.

Notes to the balance sheet items

The balance sheet at December 31, 2007 shows total assets of 4,763,555 thousand euro and total liabilities of 2,438,855 thousand euro; equity amounts to 2,324,700 thousand euro. Net profit for the year came to 85,699 thousand euro.

ASSETS

Non-current assets

1) Property, plant and equipment

Thousands of euro	Net book value 12 31 2006	Capital expenditure	Other changes	Disposals	Depreciation and writedowns	Net book value 12 31 2007
Land	16,672	-	3,361	(257)	-	19,776
Buildings	79,700	1,072	21,888	-	(4,131)	98,529
Transferable plant and machinery	293,738	826	(3,401)	-	(30,980)	260,183
Non-transferable plant and machinery	404,648	2,865	28,215	(46)	(20,385)	415,297
Industrial and commercial equipment	3,067	91	77	-	(641)	2,594
Other property, plant and equipment	8,606	3,512	289	-	(2,569)	9,838
Construction in progress and advances	33,861	21,987	(44,364)	-	-	11,484
Leasehold improvements	3,003	1,625	(4,626)	-	-	2
Leased assets	48,514	-	-	-	(1,427)	47,087
Total	**891,809**	**31,978**	**1,439**	**(303)**	**(60,133)**	**864,790**

Property, plant and equipment *Thousands of euro*	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other property, plant and equipment	Assets in process of formation and advances	Leasehold improvements	Leased assets	Total
Balance at 12.31.2007	**118,305**	**675,480**	**2,594**	**9,838**	**11,484**	**2**	**47,087**	864,790
Of which:								
- historical cost	118,741	884,455	9,398	24,114	33,861	7,478	56,184	1,134,231
- acquisitions	1,072	3,691	91	3,512	21,987	1,625	-	31,978
- disposals	(257)	(46)	-	-	-	-	-	(303)
- writedowns	-	-	-	(158)	-	-	-	(158)
- other changes	30,259	21,864	54	276	(44,364)	(8,703)	-	(614)
- Accumulated depreciation	(31,510)	(234,484)	(6,949)	(17,906)	-	(398)	(9,097)	(300,344)

Property, plant and equipment, amounting to 864,790 thousand euro (891,809 thousand euro at December 31, 2006), decrease by 27,019 thousand euro for the effect of:

- an increase of 31,978 thousand euro for capital expenditure of the year;
- an increase of 1,439 thousand euro due to the reclassification of certain assets to a different balance sheet category. This is the net of a decrease of 515 thousand euro due to reclassifications from property, plant and equipment to intangible assets and an increase of 1,954 thousand euro due to reclassifications from intangible assets to property, plant and equipment;
- a decrease of 303 thousand euro on the disposal of assets, net of accumulated depreciation;
- a decrease of 60,133 thousand euro due to depreciation for 59,975 thousand euro and for 158 thousand euro due to writedowns for the year; whereas in 2006 depreciation amounted to 41,395 thousand euro.

This increase is attributable mainly to sentence no. 1 of January 18, 2008 of the Constitutional Court, which declared that a part of the regulation contained in the Budget Law 2006 — he 10-year extension of hydroelectric concessions — was unconstitutional, which forced the company to increase the depreciation on freely transferable assets from July 1, 2007. The Company reserves the right to take any steps to protect its investments and its interests.

Capital expenditure in 2007 related to:

- buildings, for 1,072 thousand euro. In particular, this refers to capital expenditure on the buildings in Bormio and the Grosio and Cassano d'Adda plants, as well as the Piazza Trento and Via Caracciolo substations, the Via Gonin warehouse and the building in Via Orobia, as well as the West and Piazza Po receiver stations and the building in Via Canavese, all in Milan. Capital expenditure also includes the purchase of a plot of land for the new Viola Canal;

- transferable plant and machinery, for 826 thousand euro. This are works on the Lovero, Grosotto, Boscaccia and Premadio plants;
- non-transferable plant and machinery, for 2,865 thousand euro. This refers, in particular, to work on the Grosio, Lovero, Grosotto, Premadio, Stazzona and Cassano d'Adda power stations, as well as work on the extension of medium and low voltage power and telephone lines in Valtellina and the ITC networks at the Milan office;
- equipment and mobile phones for 91 thousand euro;
- furniture, fittings, office machines and assets with a unit value not exceeding 516 euro, for 3,512 thousand euro;
- leasehold improvements on the building in Corso di Porta Vittoria, for 1,625 thousand euro.

The overall value of property, plant and equipment includes 11,484 thousand euro (33,861 thousand euro at December 31, 2006) of construction in progress and advance payments with changes during the year of 22,377 thousand euro, detailed as follows:

- an increase of 21,987 thousand euro for capital expenditure during the period, principally for continuation of the work on buildings in Piazza Trento, buildings in Via Canavese, the warehouse in Via Gonin, the Cassano d'Adda and Premadio power stations, the Caracciolo substations, the buildings in Via Orobia and mobile phone equipment. In addition, work continued on the Grosio, Premadio, Stazzona and Cassano d'Adda plants, the new Viola Canal and consolidation of the San Giacomo dam;
- a decrease, amounting to 44,364 thousand euro, for completion of the coverage of the customer hall in Via della Signora, refurbishing work on the buildings in Piazza Trento and Gonin and improvements to the UH Milan mobile phone system, as well as the start-up during the year of the machinery at the Premadio II and Cassano d'Adda power stations and controls of the no. 3 Group at Grosio.

Property, plant and equipment include 47,087 thousand euro of leased assets.

2) Intangible assets

Thousands of euro	Net book value 12 31 2006	Capitale expenditure	Other changes	Amorti-sation	Net book value 12 31 2007
Industrial patents and intellectual property rights	14,132	1,084	886	(3,230)	12,872
Concessions, licences, trademarks and similar rights	2,387	308	87	(1,249)	1,533
Work in progress	1,551	5,642	(2,906)	-	4,287
Other intangible assets	1,581	-	(1,096)	(39)	446
Total	**19,651**	**7,034**	**(3,029)**	**(4,518)**	**19,138**

Intangible assets *Thousands of euro*	Industrial patents and intellectual property rights	Concessions, licences, trademarks and similar rights	Assets in process of formation and advances	Other intangible assets	Total
Balance at December 31, 2007	**12,872**	**1,533**	**4,287**	**446**	**19,138**
Of which:					
- historical cost	29,128	12,278	1,551	2,189	45,146
- acquisitions	1,084	308	5,642	-	7,034
- writedowns	-	-	-	-	-
- amortisation	(18,226)	(11,135)	-	(677)	(30,038)
- other changes	886	82	(2,906)	(1,066)	(3.004)

Intangible assets at December 31, 2007 amount to 19,138 thousand euro and show a decrease compared with December 31, 2006 of 513 thousand euro resulting from the following items:

- an increase of 7,034 thousand euro due to capital expenditure during the period, of which 1,084 thousand euro relating to industrial patents and intellectual property rights, 308 thousand euro to concessions, licences, trademarks and similar rights and 5,642 thousand euro to work in progress (of which 3,000 thousand euro relate to the updating of Sap licences);
- a decrease of 4,518 thousand euro, due to amortisation for the year;
- a decrease of 3,029 thousand euro, due to other changes, which include disposals, net of the related amortisation of 1,590 thousand euro, and reclassifications from intangible assets to property, plant and equipment of 1,439 thousand euro.

3) Investments

Thousands of euro	12 31 2007	12 31 2006
Investments in subsidiaries	2,522,942	2,226,918
Investments in associates	463,864	509,489
Total investments	**2,986,806**	**2,736,407**

Investments in subsidiaries

Investments in subsidiaries amount to 2,522,942 thousand euro (2,226,918 thousand euro at December 31, 2006).

The following tables shows changes of the year:

Investments in subsidiaries - *Thousands of euro*	
Amount at December 31, 2006	**2,226,918**
Changes during the year:	
- acquisitions	223,867
- sales	(399)
- revaluations	-
- writedowns	-
- reclassifications	70,454
- other changes	2,102
Total changes for the year	**296,024**
Amount at December 31, 2007	**2,522,942**

These investments have increased in value by 296,024 thousand euro compared with the end of the previous year, mainly due to:

- the purchase of 64% of Ecodeco S.r.l., following the exercise of the call options, 223,867 thousand euro, and the reclassification of 30% of Ecodeco S.r.l. from investments in associates, 70,454 thousand euro;
- subscription of the increase in capital of Aem Calore & Servizi S.p.A., 2,097 thousand euro;
- a sinking-fund payment to Proaris S.r.l., 5 thousand euro;
- the sale of the interest in Valdisotto Energia S.r.l. to AEM Energia S.p.A., 399 thousand euro.

At the end of the year, investments in directly held subsidiaries, are:

- **Aem Elettricità S.p.A.**

  The investment, amounting to 568,205 thousand euro, represents 99.99% of its share capital. At December 31, 2007 its net profit for the year comes to 3,683 thousand euro while total shareholders' equity is 581,708 thousand euro. As a result, the cost of the investment shown in the financial statements is 13,445 thousand euro lower than the portion of shareholders' equity;
- **Aem Gas S.p.A.**

  The investment, amounting to 643,825 thousand euro, represents 99.99% of the share capital. 2007 shows a loss of 520 thousand euro and shareholders' equity of 646,940 thousand euro. As a result, the cost of the investment shown in the financial statements is 3,050 thousand euro lower than the portion of shareholders' equity;

- **Aem Energia S.p.A.**

  The investment, amounting to 58,761 thousand euro, represents 99.99% of the share capital. 2007 shows a net profit of 8,192 thousand euro and an equity of 73,327 thousand euro. As a result, the cost of the investment shown in the financial statements is 14,559 thousand euro lower than the portion of shareholders' equity;

- **Aem Service S.r.l.**

  The investment totals 12,405 thousand euro and represents 100% of its share capital. 2007 shows a net profit of 1,124 thousand euro and an equity of 13,048 thousand euro. As a result, the cost of the investment shown in the financial statements is 643 thousand euro lower than the portion of equity;

- **Aem Trading S.r.l.**

  This investment amounts to 99 thousand euro and represents 100% of the share capital. At December 31, 2007 its net profit for the year comes to 91,668 thousand euro while total shareholders' equity is 103,500 thousand euro. This amount is 103,401 thousand euro higher than the figure shown in the financial statements of AEM S.p.A.;

- **Aem Calore & Servizi S.p.A.**

  This investment of 10,196 thousand euro represents 100% of the share capital. It includes the increase in capital subscribed by AEM S.p.A. during the year. At December 31, 2007, the company shows a loss of 1,009 thousand euro, while equity amounts to 3.158 thousand euro. As a result, the cost of the investment shown in the financial statements is 7,038 thousand euro higher than AEM's share of its net equity Maintaining this higher value is justified by reasonable expectations of future super profits according to the business plans that the company has already drawn up;

- **Delmi S.p.A.**

  At December 31, 2007, AEM S.p.A. holds 51% of Delmi S.p.A.; this investment is shown in the balance sheet at 935,115 thousand euro. The company closed 2007 with a net profit of 27,477 thousand euro and shareholders' equity of 1,865,530 thousand euro. The carrying value shown in the balance sheet is therefore 16,305 thousand euro lower than AEM's portion of its net equity;

- **Proaris S.r.l.**

  At December 31, 2007, AEM S.p.A. holds 100% of Proaris S.p.A.; this investment is shown in the balance sheet at 15 thousand euro. The company closed 2007 with a net loss of 3 thousand euro and equity of 11 thousand euro. The carrying value shown in the balance sheet is therefore 4 thousand euro higher than Aem's portion of its net equity. Maintaining this higher value is justified by reasonable expectations of future super profits according to the business plans that the company has already drawn up;

- **Ecodeco S.r.l.**

  On July 24, 2007, following the exercise of the call option for Ecodeco S.r.l., AEM S.p.A. acquired 64% of Ecodeco S.r.l. for Euro 223,867 thousand euro. This adds to the 30% interest acquired on April 22, 2005 which has been reclassified from the caption "Investments in associates" for 70,454 thousand euro. At December 31, 2007, AEM S.p.A. holds 94% of Ecodeco S.r.l.; this investment is shown in the balance sheet at 294,321 thousand euro. The company closed 2007 with a net profit of 4,036 thousand euro and equity of 97,991 thousand euro.

  Maintaining this higher value is justified by reasonable expectations of future super profits according to the business plans that the company has already drawn up.

The results and equity of these subsidiaries have been taken from their draft financial statements at December 31, 2007, as approved by their respective Boards of Directors.

Investments in associates

Investments in associates amount to 463,864 thousand euro (509,489 thousand euro at December 31, 2006).

The following tables shows changes of the year:

Investments in associates - *Thousands of euro*	
Amount at December 31, 2006	**509,489**
Changes during the year:	
- acquisitions	7,390
- sales	-
- revaluations	-
- writedowns	-
- reclassifications	(53,015)
- other changes	-
Total changes for the year	**(45,625)**
Amount at December 31, 2007	**463,864**

The investments in associates at December 31, 2007 show a net decrease compared with December 31, 2006 of 45,625 thousand euro due to the following transactions:

- for 17,439 thousand euro, reclassification of the investment in AGAM Monza S.p.A. (17.49%) from "Non-current financial assets - financial assets held for sale", and for 7,390 thousand euro, the acquisition of 3,484,755 shares in the company, raising Aem's interest in AGAM Monza S.p.A. to 24.99%;
- for 70,454 thousand euro the reclassification to the caption "Investments in subsidiaries" of the investment in Ecodeco S.r.l..

In addition:

- no associate is quoted, with the exception of ACSM S.p.A.;
- these financial statements include all of the significant figures of the investments held directly in associates.

4) Other non-current financial assets

Thousands of euro	Balance at 12 31 2006	Changes during the year	Balance at 12 31 2007	of which included in NFP	
				12 31 2006	12 31 2007
Metroweb convertible bond loan	24,000	868	24,868	-	-
Financial assets held to maturity (HTM)	82	13	95	82	95
Financial assets due from related parties	1,055	(230)	825	1,055	825
Financial assets available for sale (AFS)	356,652	133,861	490,513	-	-
Total	**381,789**	**134,512**	**516,301**	**1,137**	**920**

The other non-current financial assets total 516,301 thousand euro (381,789 thousand euro at December 31, 2006) and are made up of:

- a convertible bond loan, 24,868 thousand euro (24,000 thousand euro at the end of the previous year) issued by Metroweb S.p.A. and entirely subscribed by AEM S.p.A. in accordance with the agreement for the sale of this company; the increase of 868 thousand euro compared with the end of 2006 is due to the capitalisation of interest;
- financial assets held to maturity for 95 thousand euro (82 thousand euro at December 31, 2006);
- financial assets from related parties for 825 thousand euro (1,055 thousand euro at December 31, 2006). This item relates to the loan granted to the associated company Alagaz S.p.A. to carry out the "Methanisation of Porgolovo" project in St. Petersburg;

- financial assets available for sale amounting to 490,513 thousand euro (356,652 thousand euro at December 31, 2006) the changes of which are reported in the following table:

Financial assets available for sale - *Thousands of euro*	
Amount at December 31, 2006	**356,652**
Changes during the year:	
- acquisition and capital increases	-
- sales	-
- revaluations (*)	151,300
- writedowns (*)	-
- reclassifications	(17,439)
- other changes	-
Total changes for the year	**133,861**
Amount at December 31, 2007	**490,513**

(*) Revaluations and writedowns refer to the valuation at fair value with contra-entry to an equity reserve.

Changes during the year mainly concerned:

- the increase (151,300 thousand euro) in the valuation at fair value of the investment in ATEL SA;
- the reclassification of the investment in AGAM Monza S.p.A. (17,439 thousand euro) to "Investments".

Investments in subsidiaries and associates are summarised in attachment no. 3 of the notes. It indicates for each item opening balances, changes for the year, writedowns and writebacks carried out in 2007. As required to be disclosed by article 2427.5 of the Italian Civil Code, (attachment no. 4 of these notes lists investments in subsidiaries and associates). A table listing relevant investments is also attached, pursuant to article 126 of CONSOB resolution no. 11971 dated May 14, 1999 (attachment no. 5).

5) Non-current derivatives

Thousands of euro	**Balance at 12 31 2006**	**Changes during the year**	**Balance at 12 31 2007**	**of which included in NFP**	
				12 31 2006	**12 31 2007**
Non-current derivatives	27,168	(2,193)	24,975	27,168	24,975

At December 31, 2007 this caption amounted to 24,975 thousand euro (27,168 thousand euro at December 31, 2006) and refers to:

- 24,330 thousand euro of the valuation at fair value of derivatives hedging the interest rate risk on revolving bank lines of credit;
- 645 thousand euro of the valuation at fair value of derivatives hedging the interest rate risk on the loan granted to Aem Elettricità S.p.A. by Cassa Depositi e Prestiti. The derivative contract was stipulated by AEM S.p.A. as the parent company.

In 2006 this caption included 11,400 thousand euro relating to the measurement at fair value of derivatives hedging the interest rate on the bond loan, which at December 31, 2007 is negative.

Details on derivatives are provided in the section on "Other information".

6) Deferred tax assets

Thousands of euro	**Balance at 12 31 2006**	**Changes during the year**	**Balance at 12 31 2007**
Deferred tax assets	69,991	(9,800)	60,191

This caption amounts to 60,191 thousand euro (69,991 thousand euro at December 31, 2006) and refers to amounts due from the tax authorities for deferred tax assets (IRES and IRAP), deriving from temporary differences in taxation. The receivables relating to deferred tax assets will be realised when the temporary differences that generated them reverse.

7) Other non-current assets

Thousands of euro	**Balance at 12 31 2006**	**Changes during the year**	**Balance at 12 31 2007**
Other non-current receivables	240	15	255

Other non-current assets amount to 255 thousand euro (240 thousand euro at December 31, 2006) and refer to guarantee deposits.

Current assets

8) Inventories

Thousands of euro	**Balance at 12 31 2006**	**Changes during the year**	**Balance at 12 31 2007**
Inventories	**716**	**78**	**794**
– *materials*	*924*	-	*924*
– *inventory obsolescence reserve*	*(208)*	*(36)*	*(244)*
– *fuel*	–	*114*	*114*
– *other*	–	–	–
Raw, ancillary and consumable materials	**716**	**78**	**794**

At December 31, 2007 inventories total 794 thousand euro (716 thousand euro at December 31, 2006), and refer to inventories of materials and fuels at the end of the year.
The book value of materials in inventory was written down to current value by means of an obsolescence reserve. This reserve, which at December 31, 2007, amounted to 244 thousand euro, increased by 36 thousand euro versus December 31, 2006, it was set aside to write down materials that are slow-moving in the medium term, as well as those that are considered obsolete.

The weighted average cost of materials in inventory does not differ substantially from their current value at the end of the period.
Fuel inventories are valued at the lower of weighted average cost and market.

9) Trade receivables

Thousands of euro	**Balance at 12 31 2006**	**Changes during the year**	**Balance at 12 31 2007**
Receivables from customers			
Receivables from customers	6,946	5,524	12,470
Reserve for bad and doubtful accounts	(469)	54	(415)
Total receivables from customers	**6,477**	**5,578**	**12,055**
Receivables from affiliates			
– parent entity	23,872	(6,147)	17,725
– subsidiaries	85,492	(29,272)	56,220
– associates	6,890	(1,615)	5,275
Total receivables from affiliates	**116,254**	**(37,034)**	**79,220**
Total trade receivables	**122,731**	**(31,456)**	**91,275**

At December 31, 2007 trade receivables amount to 91,275 thousand euro (122,731 thousand euro at December 31, 2006) and decrease by 31,456 thousand euro mainly due to:

- 37,034 thousand euro, a decrease in receivables from affiliates, due to lower receivables from the parent entity (especially from Aem Trading S.p.A.) and a decline in receivables from the parent entity (for lower supplies of services), and a decrease in amounts due from affiliates;
- 5,578 thousand euro, an increase in receivables from customers, mainly due to higher receivables for services.

At December 31, 2007 the reserve for bad and doubtful accounts amounted to 415 thousand euro, a decrease of 54 thousand euro compared with the end of the previous year as a result of utilisations and the recognition of surpluses, partly offset by provisions made during the year. This reserve is considered adequate to cover the risk.

Changes in the reserve adjusting the value of receivables for the sale of power and services are shown in the following table:

Thousands of euro	**Balance at 12 31 2006**	**Provision**	**Utilisations**	**Other changes**	**Balance at 12 31 2007**
Provision for bad and doubtful accounts from users and customers	469	2	(6)	(50)	415

10) Other current assets

Thousands of euro	**Balance at 12 31 2006**	**Changes during the year**	**Balance at 12 31 2007**
Other receivables	7,060	12,150	19,210
- *advances to suppliers*	*1,597*	*(1,538)*	*59*
- *due from personnel*	*44*	*20*	*64*
- *receivables for VAT and miscellaneous*	*3,661*	*13,963*	*17,624*
- *miscellaneous receivables*	*1,758*	*(295)*	*1,463*
Other current assets	780	(9)	771
Total other current assets	**7,840**	**12,141**	**19,981**

At December 31, 2007, other current assets amount to 19,981 thousand euro (7,840 thousand euro at December 31, 2006) and show an increase of 12,141 thousand euro due mainly to higher amounts due from the tax authorities for VAT, partly offset by the decrease in miscellaneous other receivables.

11) Current financial assets

Thousands of euro	Balance at 12 31 2006	Changes during the year	Balance at 12 31 2007	of which included in NFP	
				12 31 2006	12 31 2007
Financial assets held to maturity (HTM)	3	(3)	-	-	-
Financial assets due from related parties	93,109	41,252	134.361	93,109	134,361
Total current financial assets	**93,112**	**41,249**	134,361	**93,109**	**134,361**

This caption shows a balance of 134,361 thousand euro at December 31, 2007; the increase of 41,249 thousand euro compared with December 31, 2006 is due to higher financial receivables from subsidiaries represented by the balance of intercompany current accounts.

12) Current tax assets

At December 31, 2007, this caption comes to 18,021 thousand euro (zero balance in the previous year) and refers to amounts due from the tax authorities for IRES and IRAP because of the difference between current taxes due at the end of the year and the advances paid during the year.

13) Cash and cash equivalents

Thousands of euro	Balance at 12 31 2006	Changes during the year	Balance at 12 31 2007	of which included in NFP	
				12 31 2006	12 31 2007
Bank and postal deposits	4,819	21,676	26.495	4,819	26,495
Cash and cash equivalents	184	(14)	170	184	170
Total	**5,003**	**21,662**	**26,665**	**5,003**	**26,665**

Liquid funds at December 31, 2007 amount to 26,665 thousand euro (5,003 thousand euro at December 31, 2006) and increase by 21,662 thousand euro compared with the end of the previous year, due to cash received during the last few days of the year.
Bank deposits include interest accrued but not yet credited at the year-end.

14) Non-current assets held for sale

Thousands of euro	Balance at 12 31 2006	Changes during the year	Balance at 12 31 2007
Non-current assets held for sale	500	(500)	

This caption shows a zero balance at the end of the year. At December 31, 2006 it amounted to 500 thousand euro and related to the 41.11% investment in Mestni Plinovodi d.o.o. which was sold in February 2007.

EQUITY AND LIABILITIES

EQUITY

Equity, which at December 31, 2007 amounts to 2,324,700 thousand euro (2,250,554 thousand euro at December 31, 2006), is detailed in the table below:

Thousands of euro	**Balance at 12 31 2006**	**Changes during the year**	**Balance at 12 31 2007**
Share capital	936,025	-	936,025
(Treasury shares)	(25,072)	(38,461)	(63,533)
Reserves	1,162,898	203,611	1,366,509
Net profit for the year	176,703	(91,004)	85,699
Total equity	**2,250,554**	**74,146**	**2,324,700**

15) Share capital

At December 31, 2007 the share capital totals 936,025 thousand euro and consists of 1,800,047,400 shares with a unit value of 0.52 euro each. A dividend of 0.07 euro per share was distributed during the year.

16) Treasury shares

At December 31, 2007 they amount to 63,533 thousand euro and refer to 30,434,850 treasury shares held by the company (16,159,850 treasury shares at December 31, 2006). The increase is due to the purchase, during the period under review, of 14,275,000 treasury shares. This item has been deducted from equity in accordance with IFRS.

17) Reserves

Thousands of euro	**Balance at 12 31 2006**	**Changes during the year**	**Balance at 12 31 2007**
Reserves	1,162,898	203,611	1,366,509

Reserves at December 31, 2007 show a positive balance of 1,366,509 thousand euro (1,162,898 thousand euro at December 31, 2006). The increase for the year came to 203,611 thousand euro and concerned for 8,835 thousand euro the allocation of 5% of the previous year's net profit to the legal reserve, as required by article 2430 Italian Civil Code, for 43,225 thousand euro, the allocation of the previous year's net profit and for 151,551 thousand euro, the change in reserves required by IAS 39, net of the tax effect.

Reserves include:

- 279,827 thousand euro, of the undistributable reserve deriving from the spin-off that took place in 1999. This reserve becomes available for distribution as the transferee companies amortise the higher values that led to the gain on transfer;
- 384,072 thousand euro, of the restricted and undistributable reserve under articles 6,1, letter b), and 7 of Decree 38 of February 28, 2005, for the valuation of the available for sale captions;
- 5,546 thousand euro, relating to application of the fair value option (IAS no. 39), net of the tax effect.

18) Net profit for the year

Net profit amounts to 85.699 thousand euro.

Please note that total provisions, amortisation, depreciation and value adjustments made pursuant to article 109.4 letter B of the Income Tax Consolidation Act amount to 114,069 thousand euro, net of the reserve for deferred taxation for the amounts that have been deducted.

LIABILITIES

Non-current liabilities

19) Financial liabilities - non-current portion

Thousands of euro	Balance at 12 31 2006	Changes during the year	Balance at 12 31 2007	of which included in NFP	
				12 31 2006	12 31 2007
Non-convertible bonds	507,650	(8,556)	499,094	507,650	499,094
Due to banks	801,103	198,749	999,852	801,103	999,852
Finance lease payables	24,655	(5,780)	18,875	24,655	18,875
Total	**1,333,408**	**184,413**	**1,517,821**	**1,333,408**	**1,517,821**

Non-current financial liabilities amount to 1,517,821 thousand euro (1,333,408 thousand euro at December 31, 2006) and increase by 184,413 thousand euro, as detailed below:

- a decrease of 8,556 thousand euro, which relates to the valuation at fair value at December 31, 2007 of the non-convertible bond loan issued by AEM S.p.A. in October 2003 and placed on the international Eurobond market;

- an increase in medium/long-term payables to banks of 198,749 thousand euro because of an increase in the portion of the drawdowns of revolving lines of credit falling due beyond 12 months, as a result of the increase in net debt mainly attributable to the purchase of the investments in Ecodeco S.r.l., (64% of its share capital) and in Edipower S.p.A. (2%) following the exercise of the call and put options;
- a decrease of 5,780 thousand euro in lease payables mainly due to the reclassification under financial liabilities - current portion of payables to leasing companies for the sale and lease-back transactions made by AEM S.p.A. in 2001 on the building located in Corso di Porta Vittoria, in Milan.

The section "Other information" illustrates the nature and the content of medium/long-term loans.

20) Non-current derivatives

Thousands of euro	Balance at 12 31 2006	Changes during the year	Balance at 12 31 2007	of which included in NFP	
				12 31 2006	12 31 2007
Non-current derivatives	-	199	199	-	199

This caption shows an amount of 199 thousand euro (zero balance at the end of the previous year), and refers to the measurement at fair value of the derivatives hedging the interest rate risk on the bond loan.

21) Deferred tax liabilities

Thousands of euro	Balance at 12 31 2006	Changes during the year	Balance at 12 31 2007
Deferred tax liabilities	69,529	4,510	74,039

This caption, 74,039 thousand euro, includes deferred tax liabilities for IRES and IRAP on changes and provisions made solely for tax purposes.

22) Employee benefits

Thousands of euro	Balance at 12 31 2006	Changes during the year	Balance at 12 31 2007
Employee benefits	106,429	(6,129)	100,300

Changes during the year are shown in the following table:

Thousands of euro	Balance at 12 31 2006	Provision	Amounts paid to supplementary pension funds and the treasury fund at INPS	Utilisations	Reclassifications	Other changes	Balance at 12 31 2007
Severance indemnities	21,859	2,447	(2,098)	(1,808)	(106)	548	20,842
Payments in lieu of notice	261	10	-	-	54	(39)	286
Employee benefits	84,309	135	-	(4,823)	(54)	(395)	79.172
Total	**106,429**	**2,592**	**(2,098)**	**(6,631)**	**(106)**	**114**	**100,300**

At December 31, 2007 this caption amounts to 100,300 thousand euro (106,429 thousand euro at December 31, 2006) and is made up of:

- Severance indemnities

  Severance indemnities represent a form of personnel remuneration which is paid on a deferred basis when the person leaves the company. It accrues in proportion to the duration of the employment relationship and for the company represents an additional element in the purchase of labour.

  Starting from 2007, the rules governing severance indemnities were changed by Law 296/2006 (Budget Law 2007), as explained in the section on accounting policies to which reference should be made.

  Severance indemnities amount to 21,128 thousand euro (22,120 thousand euro at December 31, 2006) and includes the total liability for severance indemnities accrued by employees on the books at December 31, 2007, net of advances as per article 1 of Law 297 of May 29, 1982. It also includes the liability for payments in lieu of notice accrued by entitled employees, hired before February 1, 1983 and still on the payroll at the end of the period.

  In line with IAS 19, this item has been determined according to the "projected unit credit method" which calculates the liability in proportion to the years of service already matured at the balance sheet date, compared with the total period of service that could be rendered.

  The decline in severance indemnities, compared with the previous year, amounts to 992 thousand euro and is attributable to the difference between the provisions and utilisations made during the year, as well as to the portion paid over to INPS and other supplementary pension funds during the year.

Note that severance indemnities reflect the impact of curtailment deriving from the new method of calculating them based on the provisions of the Budget Law no. 296 of December 27, 2006.

The main assumptions used in the actuarial estimate of the severance indemnity provision are as follows:

	2007	2006
Discount rate	min. 4.00% - max. 4.50%	min. 4.00% - max. 4.50%
Annual inflation rate	min. 1.50% - max. 2.00%	min. 1.50% - max. 2.00%

- Employee benefits

  This amounts to 79,172 thousand euro (84,309 thousand euro at December 31, 2006) and is made up of:

  - 38,687 thousand euro (40,641 thousand euro at December 31, 2006) for the discounts that employees receive on electricity and gas and the additional months' pay which relates to the fidelity bonus;
  - 37,171 thousand euro (39,942 thousand euro at December 31, 2006), being a provision for the present value, based on actuarial calculations, of the liability to retired former employees, who are entitled to a supplementary pension out of the Premungas fund, and to employees whose entitlement is currently accruing;
  - 3,314 thousand euro (3,726 thousand euro at December 31, 2006) for the present value, calculated on an actuarial basis, of payments in lieu of notice which are accruing and will be paid to employees who are entitled to them on termination of their employment; the methods of calculating the amount of this provision are already in line with the requirements of IAS 19.

The curtailment effect came to 349 thousand euro.

The main assumptions used in the actuarial estimate of the severance indemnity provision are as follows:

	2007	2006
Discount rate	min. 4.00% - max. 4.50%	min. 4.00% - max. 4.50%
Annual inflation rate	min. 1.50% - max. 2.00%	min. 1.50% - max. 2.00%

23) Reserves for risks and charges

Thousands of euro	Balance at 12 31 2006	Provision	Utilisations	Other changes	Balance at 12 31 2007
Provisions for risks	71,899	9,736	(116)	-	81,519

At December 31, 2007 these provisions amount to 81,519 thousand euro (71,899 thousand December 31, 2006) and refer to:

- potential charges relating to an outstanding dispute with local entities regarding local taxes and outstanding disputes with social security institutions and contingencies relating to water off-take surcharges of 81,419 thousand euro (71,824 thousand euro at December 31, 2006);
- provisions for outstanding disputes with personnel for 100 thousand euro (75 thousand euro at December 31, 2006).

24) Other non-current liabilities

Thousands of euro	Balance at 12 31 2006	Changes during the year	Balance at 12 31 2007
Other non-current liabilities	1	-	1

At December 31, 2007 this caption amounts to 1 thousand euro (unchanged compared with December 31, 2006) and refers to a guarantee deposits from customers.

Current liabilities

25) Trade payables

Thousands of euro	Balance at 12 31 2006	Changes during the year	Balance at 12 31 2007
Advances	2,453	(2,287)	166
Trade payables	63,367	837	64,204
Trade payables to related parties:	54,561	(7,070)	47,491
- *parent entity*	*392*	*(372)*	*20*
- *subsidiaries*	*51,743*	*(9,912)*	*41,831*
- *associates*	*2,426*	*3,214*	*5,640*
Total trade payables	**120,381**	**(8,520)**	**111,861**

Trade payables amount to 111,861 thousand euro (120,381 thousand euro at December 31, 2006) and report an increase of 8,520 thousand euro as a result of the following:

- the decrease, 2,287 thousand euro, in advances from customers mainly due to a decline in advance payments paid by the Municipality of Milan;
- the increase, 837 thousand euro, in payables to suppliers;
- the decrease, 372 thousand euro, in payables to the Municipality of Milan;

- the decrease, 9,912 thousand euro, in payables to subsidiaries;
- the increase, 3,214 thousand euro, in payables to associates.

26) Other current liabilities

Thousands of euro	**Balance at 12 31 2006**	**Changes during the year**	**Balance at 12 31 2007**
Payables to social security institutions	8,540	417	8,957
Other payables:	116,571	(43,327)	73,244
- *due to personnel*	*4,562*	*417*	*4,979*
- *due to Electricity Equalisation Fund*	*3*	*-*	*3*
- *payables for VAT and miscellaneous*	*4,817*	*1,293*	*6,110*
- *other*	*107,189*	*(45,037)*	*62,152*
Other current liabilities	6,214	(1,603)	4,611
Total	**131,325**	**(44,513)**	**86,812**

Other current liabilities amount to 86,812 thousand euro (131,325 thousand euro at December 31, 2006) and report a decrease of 44,513 thousand euro as a result of the following:

- the increase, 417 thousand euro, in payables to social security institutions;
- the decrease, 43,327 thousand euro, in other payables mainly due to the exercise of part of the call and put options on the share capital of Edipower S.p.A.;
- the decrease, 1,603 thousand euro, in other current liabilities.

27) Financial liabilities - current portion

Thousands of euro	**Balance at 12 31 2006**	**Changes during the year**	**Balance at 12 31 2007**	**of which included in NFP**	
				12 31 2006	**12 31 2007**
Due to banks	107,443	247,830	355,273	107,443	355,273
Finance lease payables	5,515	268	5,783	5,515	5,783
Financial payables to related parties:	151,434	(46,187)	105,247	151,434	105,247
- *subsidiaries*	*126,908*	*(38,566)*	*88,342*	*126,908*	*88,342*
- *Municipality of Milan*	*24,526*	*(7,621)*	*16,905*	*24,526*	*16,905*
Total	**264,392**	**201,911**	**466,303**	**264,392**	**466,303**

Short-term financial liabilities amount to 466,303 thousand euro (264,392 thousand euro at December 31, 2006) and increase by 201,911 thousand euro due to:

- an increase of 247,830 thousand euro in amounts due to banks essentially due to higher payables for revolving lines of credit, given by the increase in net debt attributable to the purchase of the investments in Ecodeco S.r.l. (64%)and Edipower S.p.A. (2%) following the exercise of the call and put options;
- an increase of 268 thousand euro in financial lease payables mainly because of reclassification of the current portion of the residual payable, net of the repayments made in 2007;
- a decrease of 46,187 thousand euro in financial payables to related parties in connection with the decline in financial payables to subsidiaries and the Municipality of Milan.

The section "Other information" illustrates the nature and the content of short-term loans.

28) Tax liabilities

Thousands of euro	**Balance at 12 31 2006**	**Changes during the year**	**Balance at 12 31 2007**
Tax liabilities	9,039	(9,039)	-

Tax liabilities at the end of the year show a zero balance (9,039 thousand euro at December 31, 2006) due to lower taxes payable at December 31, 2007 and to higher advances paid during the year.

Net debt

29) Net debt

(pursuant to CONSOB Communication no. DEM/6064293 of July 28, 2006)

The following table gives details of net financial debt:

Thousands of euro	Notes	12 31 2007	12 31 2006	Changes
Bonds - non-current portion	19	499,094	507,650	(8,556)
Bank loans - non-current portion	19	999,852	801,103	198,749
Finance leases - non-current portion	19	18,875	24,655	(5,780)
Financial derivatives - non-current portion	20	199	-	199
Total medium/long-term debt		**1,518,020**	**1,333,408**	**184,612**
Non-current derivatives	5	(24,975)	(27,168)	2,193
Financial assets - non-current portion	4	(920)	(1,137)	217
Medium/long-term loans		**(25,895)**	**(28,305)**	**2,410**
TOTAL NET NON-CURRENT DEBT		**1,492,125**	**1,305,103**	**187,022**
Bank loans - current portion	27	355,273	107,443	247,830
Finance leases - current portion	27	5,783	5,515	268
Financial liabilities - parent entity	27	16,905	24,526	(7,621)
Current financial liabilities to related parties	27	88,342	126,908	(38,566)
Total short-term debt		**466,303**	**264,392**	**201,911**
Current financial assets to related parties	11	(134,361)	(93,109)	(41,252)
Total short-term financial receivables		**(134,361)**	**(93,109)**	**(41,252)**
Cash and cash equivalents	13	(26,665)	(5,003)	(21,662)
TOTAL NET CURRENT DEBT		**305,277**	**166,280**	**138,997**
NET DEBT		**1,797,402**	**1,471,383**	**326,019**

Note that the section entitled "Summary of results, assets and liabilities and financial position" in the report on operations includes comments on the cash flow statement and net debt, while details on related party transactions are given in note no. 44.

Notes to the income statement items

Revenues

Revenues at December 31, 2007 amount to 334,314 thousand euro (322,316 thousand euro at December 31, 2006). The breakdown of the more important revenue items is as follows.

30) Revenues from sales and services

Revenues from sales and services - *Thousands of euro*	12 31 2007	12 31 2006
Revenues from sales		
Sale of electricity	610	5,989
Sales of electricity to subsidiaries	6,400	855
Sale of materials to subsidiaries	1	-
Sale of certificates and emission rights of which:	38,929	46,372
- *to third parties*	*510*	*1,364*
- *intercompany*	*38,419*	*45,008*
Total revenues from sales	**45,940**	**53,216**
Revenues from services		
Services on behalf of customers and third parties	13,425	9,832
Services rendered to the parent entity	24,520	25,560
Services to subsidiaries	69,929	68,312
Revenues from Tolling and P.A. contracts with subsidiaries	170,864	154,976
Services to associates	703	737
Total revenues from services	**279,441**	**259,417**
TOTAL REVENUES FROM SALES AND SERVICES	**325,381**	**312,633**

Revenues from sales amount to 45,940 thousand euro (53,216 thousand euro at December 31, 2006) and relate to:

- for 610 thousand euro (5,989 thousand euro at the end of the previous year), to revenues from the sale of hydroelectric power. The reduction in revenues of 5,379 thousand euro compared with the previous year is attributable principally to the decrease in electricity sales to the Sole Buyer;

- for 6,400 thousand euro (855 thousand euro at December 31, 2006), to revenues from the sale of electricity to subsidiaries, mainly revenues from the sale of power to Aem Trading S.r.l. for 5,430 thousand euro and from the sale of heat to Aem Calore & Servizi S.p.A. for 951 thousand euro. In the previous year this caption referred solely to the sale of heat to Aem Calore & Servizi S.p.A.;
- for 38,929 thousand euro (46,372 thousand euro at December 31, 2006), to revenues for the sale of green certificates and emission rights, of which:
  - 36,849 thousand euro (40,822 thousand euro at December 31, 2006), of revenues from sales of certificates to Aem Trading S.p.A.;
  - 1,570 thousand euro (4,186 thousand euro at December 31, 2006), of revenues from sales of emission rights to subsidiaries;
  - 510 thousand euro (1,364 thousand euro at the end of the previous year) of revenues from sales of emission rights to third parties;
- for 1 thousand euro (zero balance at December 31, 2006) to revenues from sales of materials to Aem Gas S.p.A..

Revenues from services amount to 279,441 thousand euro (259,417 thousand euro at December 31, 2006) and relate to:

- revenues for services on behalf of third parties which mainly comprise the recharge to ASM Brescia S.p.A. of the portion of operating costs and capital expenditure on the Cassano d'Adda power station, 13,425 thousand euro (9,832 thousand euro at December 31, 2006). The increase compared with the previous year of 3,593 thousand euro, is due to a higher volume of services rendered to third parties;
- revenues from services in favour of the Municipality of Milan which essentially refer to the installation and management of public illumination plants and urban traffic light systems, 24,520 thousand euro (25,560 thousand euro at December 31, 2006);
- revenues from services to subsidiaries for administrative, tax, legal, management and technical services provided by AEM S.p.A. to Group companies, in relation to the contracts signed with them for 69,929 thousand euro (68,312 thousand euro at December 31, 2006);
- revenues from "Tolling Agreements" and Power Purchase Agreements" relating to hydroelectric and thermoelectric plants signed with Aem Trading S.r.l. for 170,864 thousand euro (154,976 thousand euro at December 31, 2006);
- revenues for services to associates for 703 thousand euro (737 thousand euro at the end of the previous year), for services rendered to the associates Metroweb S.p.A., Plurigas S.p.A. and e-Utile S.p.A..

31) Other operating income

Other operating income - *Thousands of euro*	**12 31 2007**	**12 31 2006**
Rents paid by subsidiaries	3.997	3,878
Rents paid by associates	1.099	969
Excess risk provisions	75	535
Other revenues	3.502	4,157
Other revenues from subsidiaries	260	144
Total other revenues and income	**8,933**	**9,683**

Other operating income amounts to 8,933 thousand euro (9,683 thousand euro at December 31, 2006) and refers to:

- rents paid by subsidiaries of 3,997 thousand euro (3,878 thousand euro at December 31, 2006);
- rents paid by associates of 1,099 thousand euro (969 thousand euro at December 31, 2006);
- overprovision of certain reserves for specific risks, 75 thousand euro (535 thousand euro at December 31, 2006);
- miscellaneous revenues and income, which amount to 3,502 thousand euro (4,157 thousand euro at December 31, 2006), essentially refer to out-of-period income for overprovisions in prior years, reimbursements for damages and penalties recognised by users, insurance companies and individuals and to sales of appliances and materials;
- miscellaneous revenues and income of 260 thousand euro (144 thousand euro at December 31, 2006), essentially relate to out-of-period income for intercompany overprovisions in prior years.

Operating costs

Operating costs at December 31, 2007 amount to 152,781 thousand euro (128,071 thousand euro at December 31, 2006). The main items in this caption are commented on below.

32) Costs of raw materials, finished products and services

Costs for raw materials, finished products and services *Thousands of euro*	12 31 2007	12 31 2006
Raw materials and consumables used		
Purchases of power and other fuel	1,017	891
Change in inventories of fuels	(114)	
Purchases of materials	6,179	2,735
Purchases of materials from subsidiaries	142	238
Change in inventories of materials	36	(1)
Other operating costs on E.E. markets, of which:	-	106
- *third parties*	-	*106*
- *intercompany*	-	-
Total raw materials and consumables used	**7,260**	**3,969**
Services		
Electricity delivering and transmission charges	24	33
Subcontracted work	16,457	13,182
Services	52,151	29,930
Services from subsidiaries	38,197	39,979
Services from associates	13,352	14,175
Total services used	**120,181**	**97,299**
TOTAL COSTS FOR RAW MATERIALS, FINISHED PRODUCTS AND SERVICES	**127,441**	**101,268**

The cost for purchasing raw and consumable materials and goods amounted to 7,260 thousand euro (3,969 thousand euro at December 31, 2006) and relate to:

- for 1,017 thousand euro (891 thousand euro in 2006), to the purchase of power and fuel from third parties;
- for 114 thousand euro, to the decrease in inventories of fuel (zero balance at December 31, 2006);
- for 6,179 thousand euro (2,735 thousand euro at the end of the previous year), to purchase of materials from third parties;
- for 142 thousand euro (238 thousand euro at December 31, 2006) to the purchase of materials from the subsidiary Aem Elettricità S.p.A.;
- for 36 thousand euro to the increase in inventories of materials (negative for 1 thousand euro at December 31, 2006).

Other operating costs have a zero balance at the end of the year, whereas they amounted to 106 thousand euro at December 31, 2006.

Services amount to 120,181 thousand euro (97,299 thousand euro at December 31, 2006) and relate:

- for 24 thousand euro (33 thousand euro at December 31, 2006), to costs for delivering electricity;
- for 16,457 thousand euro (13,182 thousand euro at December 31, 2006) to subcontracted work, mainly on maintenance and repairs of Company assets;
- for 52,151 thousand euro (29,930 thousand euro at December 31, 2006) to other costs, net of capitalised expenses, on professional services, mostly referring to legal, fiscal and technical consulting, and to the cost of surveillance services, communication activities, insurance coverage and other services, as well as statutory auditors' fees (for details, see attachment 7 to this report;
- for 38,197 thousand euro (39,979 thousand euro at December 31, 2006), to services from subsidiaries, made up of:
  - for 27,570 thousand euro (28,077 thousand euro in the previous year) of services received from AEM Elettricità S.p.A., of which 24,520 thousand euro for construction and maintenance work on urban illumination and traffic light systems in the Municipality of Milan, ordered from the subsidiary after this business had been transferred to it;
  - for 4,657 thousand euro (6,088 thousand euro at December 31, 2006), of services received from Aem Calore & Servizi S.p.A. concerning management and maintenance work on industrial and office buildings;
  - for 515 thousand euro (532 thousand euro in 2006) of services received from Aem Energia S.p.A. and the purchase of natural gas for internal consumption from the same subsidiary;
  - for 36 thousand euro (45 thousand euro at December 31, 2006) for various services received from Aem Gas S.p.A.;
  - for 242 thousand euro (232 thousand euro at the end of the previous year), of services received from Aem Service S.r.l. for credit recovery, front-office and back-office activities;
  - for 5,040 thousand euro (5,005 thousand euro at December 31, 2006) of various services received from Aem Trading S.r.l., principally relating to recharges of negative mismatches for the electricity produced and injected into the network;
  - for 137 thousand euro (zero balance at December 31, 2006), of various services received from Ecodeco S.r.l.;
- for 13,352 thousand euro (14,175 thousand euro at December 31, 2006) of services from associates, net of capitalised expenses, for IT services provided by the associate e-Utile S.p.A..

33) Other operating costs

Other operating costs - *Thousands of euro*	**12 31 2007**	**12 31 2006**
Use of third-party assets	1,976	1,818
Other operating expenses	23,202	22,085
Other expenses from subsidiaries	149	168
Losses on disposal of property, plant and equipment	12	2,733
Total other operating costs	**25,339**	**26,804**

Other operating costs at December 31, 2007 amount to 25,339 thousand euro (26,804 thousand euro at December 31, 2006) and are made up as follows:

- use of third-party assets for 1,976 thousand euro (1,818 thousand euro at December 31, 2006) which mainly relate to the annual licence fee for applications software and car rentals;
- operating expenses for 23,202 thousand euro (22,085 thousand euro at December 31, 2006), which essentially relate to:
  - taxes and water fees of 17,764 thousand euro (17,459 thousand euro at December 31, 2006) which essentially refer to the water fees paid to other entities and other taxes, which mainly consist of ICI and COSAP;
  - other operating expenses of 5,438 thousand euro (4,626 thousand euro at December 31, 2006) which are general expenses mainly relating to membership fees paid to various entities, contributions and gifts to various recipients, as well as out-of-period expenses and underprovisions from prior years;
- out-of-period expenses from subsidiaries of 149 thousand euro (168 thousand euro at December 31, 2006);
- losses from disposals of property, plant and equipment of 12 thousand euro (2,733 thousand euro at December 31, 2006) resulting from the sale of certain plot of land. Last year, this caption showed losses from disposals of assets involving parts of the Grosio and Premadio plants.

34) Labour costs

At December 31, 2007 labour cost, net of capitalised expenses, came to 51,855 thousand euro (66,951 thousand euro at December 31, 2006), made up as follows:

Labour costs - *Thousands of euro*	**12 31 2007**	**12 31 2006**
Wages and salaries	31,980	30,767
Social security charges	9,589	9,380
Severance indemnities and supplementary pension funds	2,447	2,068
Other costs	7,839	24,736
Total labour costs	**51,855**	**66,951**

The 15,096 thousand euro decrease in labour cost is essentially due to lower provisions made during the year for employee benefits and to the Premungas pension fund as they were considered adequate for the liabilities that they have to cover.

The average number of employees is analysed below by grade:

	2007				2006			
	Managers	Electricity	Gas	Total	Managers	Electricity	Gas	Total
Managers	26	-	-	26	24	-	-	24
Supervisors	-	49	23	72	-	53	19	72
White-collar workers	-	433	173	606	-	449	172	621
Blue-collar workers	-	124	-	124	-	133	1	134
Total	**26**	**606**	**196**	**828**	**24**	**635**	**192**	**851**

This item also includes the directors' fees paid by AEM S.p.A., as detailed in attachment 6 to these notes.

35) Gross profit from operations

As a result of the above movements, the gross profit from operations at December 31, 2007 amounts to 129,679 thousand euro (127,293 thousand euro at December 31, 2006).

36) Depreciation and amortisation, provisions and writedowns

Depreciation and amortisation, provisions and writedowns *Thousands of euro*	**12 31 2007**	**12 31 2006**
Amortisation of intangible assets	4,518	4,793
Depreciation of property, plant and equipment, of which:	59,975	41,395
- 1. ordinary depreciation	*28,995*	*27,383*
- 2. depreciation of transferable assets	*30,980*	*14,012*
Other writedowns of non-current assets	158	-
Writedown of receivables included among current assets and liquid funds	2	84
Provisions for risks and charges	9,711	10,102
Total depreciation and amortisation, provisions and writedowns	**74,364**	**56,374**

Depreciation and amortisation, provisions and writedowns amount to 74,364 thousand euro (56,374 thousand euro at December 31, 2006) and are made up as follows:

- amortisation of 4,518 thousand euro (4,793 thousand euro at December 31, 2006); this is the amortisation charge for the year of the costs incurred to purchase applications software;

- depreciation of 59,975 thousand euro (41,395 thousand euro at December 31, 2006), of which 30,980 thousand euro (14,012 thousand euro at December 31, 2006) for depreciation of freely transferable assets. This increase is attributable to higher depreciation on freely transferable assets following the sentence (no. 1 of January 18, 2008) of the Constitutional Court, which declared that a part of the regulation contained in the Budget Law 2006, which provided for a 10-year extension of hydroelectric concessions, was unconstitutional. The Company reserves the right to take any steps to protect its investments and its interests. Depreciation is calculated on the basis of rates that reflect the residual useful life of the assets concerned. Freely transferable assets (hydroelectric works) are depreciated over the residual life of the concession, based on current regulations. The depreciation relates to leasehold improvements, such as maintenance on the building in Corso di Porta Vittoria, Milan, which are amortised over the duration of the lease-back contract;
- the valuation of other property, plant and equipment for 158 thousand euro;
- the writedown of receivables included in current assets, for 2 thousand euro (84 thousand euro at December 31, 2006), in order to adjust receivables from customers to their estimated realisable value;
- provisions for risks and charges for 9,711 thousand euro (10,102 thousand euro at December 31, 2006) mainly for disputes with social security institutions and local government entities.

37) Profit from operations

As a result of the above, profit from operations amounts to 55,315 thousand euro (70,920 thousand euro at December 31, 2006).

40) Financial costs

Financial costs show a positive balance of 33,770 thousand euro (83,864 thousand euro at December 31, 2006). Significant items are analysed in notes 38 and 39 below.

38) Financial income

Financial income - *Thousands of euro*	**12 31 2007**	**12 31 2006**
Income from derivatives	**9,656**	**23,994**
Financial derivatives	9,656	23,994
Gains on disposal of financial assets	**-**	**337**
Income from financial assets	**114,610**	**136,203**
Dividend income:	109,794	126,861
- *subsidiaries*	*100,070*	*111,260*
- *associates*	*5,437*	*12,110*
- *other companies*	*4,287*	*3,491*
Income from receivables/securities included in non-current assets:	729	419
- *other*	*729*	*419*
Income from receivables/securities included in current assets:	4,034	8,403
- *from subsidiaries*	*3,447*	*1,588*
- *from others:*	*587*	*6,815*
a) on bank current accounts	*200*	*148*
b) on other receivables	*387*	*6,667*
Exchange gains	53	520
Total financial income	**124,266**	**160,534**

Financial income shows a total amount of 124,266 thousand euro (160,534 thousand euro at December 31, 2006) and is made up of:

- income from derivatives, for 9,656 thousand euro (23,994 thousand euro at December 31, 2006), which refers to the positive effect of derivatives on revolving lines of credit and to the fair value of derivatives, subscribed by AEM S.p.A., on the loan granted by Cassa Depositi e Prestiti to Aem Elettricità S.p.A.;
- income from financial assets of 114,610 thousand euro (136,203 thousand euro at December 31, 2006) which refers to:
  - dividend income of 109,794 thousand euro (126,861 thousand euro at December 31, 2006) which relates to dividends distributed by the subsidiaries for 100,070 thousand euro, by the associates for 5,437 thousand euro and from certain other investments held by AEM S.p.A. for 4,287 thousand euro;
  - income from receivables/securities included in current assets of 729 thousand euro (419 thousand euro at December 31, 2006), and relates to interest on fixed-income securities and other receivables;
  - income from receivables/securities included in current assets for 4,034 thousand euro (8,403 thousand euro at December 31, 2006), which concern interest on current account with subsidiaries of 3,447 thousand euro (1,588 thousand euro at December 31, 2006) and interest on bank deposits and miscellaneous receivables of 587 thousand euro (6,815 thousand euro at December 31, 2006);

- exchange gains amounting to 53 thousand euro (520 thousand euro at December 31, 2006).

Gains on disposal of financial assets show a zero balance at the end of the year under review. At December 31, 2006 the gains on disposal of financial assets amounted to 337 thousand euro and related to gains realised on the sale of another portion of the investment in Zincar S.r.l. and the investment in Aem Torino S.p.A..

The section "Other information" illustrates the nature and content of the derivatives.

39) Financial charges

Financial charges - *Thousands of euro*	**12 31 2007**	**12 31 2006**
Charges on derivatives	**2,756**	**396**
- financial derivatives	2,756	396
Charges from financial liabilities	**87,740**	**76,274**
- from subsidiaries	5,341	3,956
- from associates	67	-
- interest expense on current accounts with the Municipality of Milan	1,114	1,485
- other:	81,218	70,833
a) interest on bond loan	*24,375*	*24,375*
b) banks	*51,784*	*44,807*
c) Interest on finance leases	*1,192*	*1,017*
d) miscellaneous	*3,805*	*107*
e) exchange losses	*62*	*527*
Total financial charges	**90,496**	**76,670**

Financial charges total 90,496 thousand euro (76,670 thousand euro at December 31, 2006) and relate principally to:

- charges on derivatives, for 2,756 thousand euro (396 thousand euro at December 31, 2006), and relate to the negative effect of the fair value charge on the interest rate derivative of the bond loan, partly offset by the fair value revaluation of the bond loan;
- charges from financial liabilities of 87,740 thousand euro (76,274 thousand euro at December 31, 2006) made up of:
  - interest on current account with subsidiaries of 5,341 thousand euro (3,956 thousand euro in 2006) for interest accrued on intercompany current accounts;
  - writedown of receivables from associates, of 67 thousand euro (zero balance at the end of the previous year);
  - interest on current account with the parent entity of 1,114 thousand euro (1,485 thousand euro at the end of the previous year) for financial charges accrued on the

current account with the Municipality of Milan, which is used to settle financial transactions with AEM S.p.A.;

- financial charges of 81,218 thousand euro (70,833 thousand euro at December 31, 2006), mainly interest for the year on the revolving lines of credit arranged with various banks and bond loan interest. The increase in financial charges is due to higher net debt and interest linked to the recovery of taxes for the years 1996 to 1999.

41) Other non-operating costs

This caption amounts to 3,273 thousand euro (zero balance at December 31, 2006) and refers to the recovery of taxes for the year from 1996 to 1999.

42) Income tax expense

Income tax expense - *Thousands of euro*	12 31 2007	12 31 2006
Current taxes	(12,961)	13,511
Deferred tax assets	9,800	956
Deferred tax liabilities	4,492	5,616
Total income tax expense	1,332	**20,083**
Current taxes allocated to caption 15	84	1,804
Current taxes allocated to caption 15	233	-
Total taxes during the year	1,649	21,887
of which included under caption:		
Net result from non-current assets held for sale	317	1,804

Note that for IRES purposes, the following companies file for tax on a consolidated basis, together with AEM S.p.A., in accordance with articles 117-129 of Decree 917/86: Aem Elettricità S.p.A., Aem Gas S.p.A., Aem Calore e Servizi S.p.A., Aem Energia S.p.A., Aem Trading S.r.l., Aem Service S.r.l. and Delmi S.p.A..

To this end, a contract has been stipulated with each subsidiary to regulate the tax benefits and burdens transferred, with specific reference to current items.

Deferred tax assets and liabilities determined at the time subsidiaries calculate their taxable income, again only for IRES purposes, are not transferred to the parent company, AEM S.p.A., but booked to the income statement of the individual subsidiary every time there is a real divergence between their taxable income and statutory pre-tax income due to the presence of temporary differences. The deferred tax assets and liabilities shown in the income statement of AEM S.p.A. have therefore been calculated exclusively on the differences between the book values of its assets and liabilities and their equivalent values for tax purposes.

In accordance with the interpretation contained in OIC 2 issued in May 2006, the current income tax (IRES) of AEM S.p.A. is calculated on its own taxable income, net of the adjustments for the Group tax return.

Also in compliance with OIC 2, the "income/charges from the consolidated tax filing system", which constitute, respectively, the remuneration/contra-entry for the transfer of a tax loss or taxable income to the parent company AEM S.p.A., are shown in the balance sheet.

The total amount of IRAP is calculated by multiplying the net production value, suitably adjusted according to the tax rules, by 5.25%; this rate is applied because from 6 July 2007 the Company is included in the register of financial intermediaries operating in the sector regulated by article 106 et seq. of Decree 385/93.

Deferred tax assets and liabilities are recorded in the income statement to provide a better representation of the tax charge for the period, taking into account the fiscal effects of temporary differences between book net profit and taxable income.

Following the introduction of new IRES and IRAP income tax rates by Law 244 of December 2007 (Budget Law) in force from fiscal year 2008 (27.5% and 3.90% respectively), the deferred tax assets and liabilities have been adjusted, with the net result being booked to "taxes" in the income statement.

Deferred taxation has been taken into consideration for both IRES and IRAP purposes and deferred tax assets and liabilities are booked according to the balance sheet method.

At December 31, 2007 the income taxes for the year (IRES and IRAP) amount to 1,332 thousand euro, net of 317 thousand euro of assets held for sale, (20,083 at the end of the previous year, net of 1,804 thousand euro included under "Net result from non-current assets held for sale"), and are made up as follows:

- -13,935 thousand euro of current IRES (income from the consolidated tax filing);
- 974 thousand euro of current IRAP;
- 3,385 thousand euro for the provision of deferred tax liabilities for IRES purposes;
- 1,108 thousand euro for the provision of deferred tax liabilities for IRAP purposes;
- 9,884 thousand euro for the release of net deferred tax assets for IRES purposes;
- -84 thousand euro for the provision of net deferred tax assets for IRAP purposes.

The Company has made deductions for tax purposes (i.e. off-the-books) for 2007, pursuant to article 109.4, b) of Decree 917/86, of 45,221 thousand euro, for higher depreciation and amortisation.

Of the main permanent add-backs for IRES purposes we would mention in particular the non-deductible out-of-period expenses of 1,279 thousand euro, taxes related to prior years of 3,274 thousand euro and payments of ICI for 3,359 thousand euro.

The following schedules are reconciliations between the theoretical tax charge and the effective tax charge for IRES and IRAP purposes.

IRES – Reconciliation between standard and effective tax charge

Figures in euro		
Profit including results of non-current assets held for sale for euro 1,536,710	87,347,778	-
Tax charge	-	28,824,767
Permanent differences	(96,672,045)	-
Pre-tax result prior to adjustment for permanent differences	(9,324,267)	-
Temporary differences deductible in future years	15,390,213	-
Temporary differences taxable in future years	(46,066,305)	-
Release of temporary differences	(1,972,557)	-
Taxable income	(41,972,916)	-
Current IRES on taxable income	-	(13,851,061)
Less: taxes on non-current assets held for sale	-	84,011
Total current IRES for the year	-	**(13,935,072)**

IRAP – Reconciliation between standard and effective tax charge

Figures in euro		
Difference between production value and cost	32,456,623	-
Costs not relevant for IRAP purposes	35,052,175	-
Total	**67,508,798**	-
Standard tax charge (5,25%)	-	2,869,124
Temporary differences deductible in future years	-	-
Temporary differences taxable in future years	(44,670,039)	-
Release of prior year temporary differences	(4,277,401)	-
Taxable income for IRAP purposes	18,561,358	-
Current IRAP for the year	-	974,471

They analyse deferred tax assets and liabilities, together with the movements on equity reserves, as required by IFRS.

IRES - deferred tax assets and liabilities

Taxable temporary differences

Description - *Figures in euro*	Deferred tax liabilities of the previous year			Adjustments			Reversals during current year		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Deferred capital gains (assets) relevant for IRAP purposes	6,271,272	33%	2,069,520		33%	-	3,394,895	33%	1,120,315
Deferred extraordinary capital gains (on sale of businesses)	231,092	33%	76,260		33%	-	231,092	33%	76,260
Deductions made off-the-books as per art. 109 ITCA: depreciation	115,930,136	33%	38,256,945	2,091,032	33%	690,041	1,599,745	33%	527,916
Deductions made off-the-books as per art. 109 ITCA: provisions	4,918,487	33%	1,623,101	(6,171)	33%	(2,036)	551,564	33%	182,016
Elimination of lease instalments - Equity reserve	2,476,744	33%	817,326		33%	-		33%	-
Elimination of lease instalments	12,153,165	33%	4,010,544		33%	-		33%	-
Elimination of depreciation on land - Equity reserve	2,596,491	33%	856,842		33%	-		33%	-
Severance indemnities - Equity reserve	1,184,779	33%	390,977		33%	-		33%	-
Severance indemnities	1,228,657	33%	405,457		33%	-		33%	-
Fair value of bond derivative-Equity reserve	25,038,533	33%	8,262,716		33%	-		33%	-
Fair value of bond derivative	3,110,288	33%	1,026,395		33%	-		33%	-
Elimination of bond related charges and deficit	620,739	33%	204,844		33%	-		33%	-
Fair value bond	-	33%	-	5,931,924	33%	1,957,535		33%	-
Exchange effect on inv. in Atel - Equity reserve	16,876,499	33%	5,569,245		33%	-		33%	-
Total	**192,636,882**		**63,570,171**	**8,016,785**		**2,645,539**	**5,777,296**		**1,906,508**

	Sub-total			Rate change			Increases during the year			Increases/utilisations - equity			Total deferred tax liabilities		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
	2,876,377	33%	949,204	2,876,377	27.5%	791,004	-	27.5%	-		27.5%	-	2,876,377	27.5%	791,004
	-	33%	-	-	27.5%	-	845,630	27.5%	232,548		27.5%	-	845,630	27.5%	232,548
	116,421,423	33%	38,419,070	116,421,423	27.5%	32,015,891	44,670,039	27.5%	12,284,261		27.5%	-	161,091,462	27.5%	44,300,152
	4,360,752	33%	1,439,048	4,360,752	27.5%	1,199,207	550,636	27.5%	151,425		27.5%	-	4,911,388	27.5%	1,350,632
	2,476,744	33%	817,326	2,476,744	27.5%	681,105	-	27.5%	-		27.5%	-	2,476,744	27.5%	681,105
	12,153,165	33%	4,010,544	12,153,165	27.5%	3,342,120	-	27.5%	-		27.5%	-	12,153,165	27.5%	3,342,120
	2,596,491	33%	856,842	2,596,491	27.5%	714,035		27.5%	-		27.5%	-	2,596,491	27.5%	714,035
	1,184,779	33%	390,977	1,184,779	27.5%	325,814		27.5%	-		27.5%	-	1,184,779	27.5%	325,814
	1,228,657	33%	405,457	1,228,657	27.5%	337,881		27.5%	-		27.5%	-	1,228,657	27.5%	337,881
	25,038,533	33%	8,262,716	25,038,533	27.5%	6,885,597		27.5%	-		27.5%	-	25,038,533	27.5%	6,885,597
	3,110,288	33%	1,026,395	3,110,288	27.5%	855,329		27.5%	-		27.5%	-	3,110,288	27.5%	855,329
	620,739	33%	204,844	620,739	27.5%	170,703		27.5%	-		27.5%	-	620,739	27.5%	170,703
	5,931,924	33%	1,957,535	5,931,924	27.5%	1,631,279		27.5%	-		27.5%	-	5,931,924	27.5%	1,631,279
						-		27.5%	-	(780,482)	27.5%	(214,633)	16,096,018	27.5%	5,354,612
	177,999,872		**58,739,958**	**177,999,872**		**48,949,965**	**46,066,305**		**12,668,234**	**(780,482)**		**(214,633)**	**240,162,194**		**66,972,811**

Deductible temporary differences

Description - *Figures in euro*	Prior year deferred tax assets			Adjustments			Reversals during current year		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Entertainment expenses	121,176	33%	39,988		33%	-	64,714	33%	21,356
Statutory depreciation in excess of fiscal depreciation	5,458,435	33%	1,801,284		33%	-	533,608	33%	176,091
Provision for risks - water fee surcharges	4,862,470	33%	1,604,615		33%	-	-	33%	-
Provision for inventory obsolescence	208,026	33%	68,649		33%	-	3,419	33%	1,128
Provision for redundancy pay Mobile phones	2,000	33%	660		33%	-		33%	-
Provision for Tosap	-	33%	-		33%	-		33%	-
Writedowns of property, plant and equipment	7,511,492	33%	2,478,792		33%	-		33%	-
Provision for Muzza fee	-	33%	-		33%	-		33%	-
Provision for disputes with employees	75,000	33%	24,750		33%	-	-	33%	-
Provision for specific risks	3,754,005	33%	1,238,822		33%	-	358,400	33%	118,272
Provision for bad and doubtful accounts in excess	409,058	33%	134,989		33%	-	-	33%	-
Productivity bonus and related charges	1,106,819	33%	365,250		33%	-	1,106,819	33%	365,250
Back pay and related charges	557,357	33%	183,928		33%	-	557,357	33%	183,928
Unpaid remuneration to directors	931,992	33%	307,557		33%	-	931,992	33%	307,557
Writedown of investments	1,376,237	33%	454,158		33%	-	1,376,237	33%	454,158
Risk provision for personnel charges	60,236,419	33%	19,878,018		33%	-		33%	-
Provision for payments in lieu of notice (certain)	233,019	33%	76,896		33%	-	28,326	33%	9,348
Provision to Premungas reserve	34,668,166	33%	11,440,495		33%	-	-	33%	-
Employee benefits - Equity reserve	39,486,296	33%	13,030,478		33%	-		33%	-
Employee benefits	3,396,791	33%	1,120,941		33%	-	1,954,583	33%	645,012
Finance lease depreciation	3,240,871	33%	1,069,487		33%	-		33%	-
Finance leases - financial charges	1,946,091	33%	642,210		33%	-		33%	-
Higher depreciation for component approach	1,585,627	33%	523,257		33%	-		33%	-
Fair value of bond - Equity reserve	33,941,347	33%	11,200,645		33%	-		33%	-
Fair value of bond	2,761,476	33%	911,287	(2,761,476)	33%	(911,287)		33%	-
OPI and Mediobanca loan - amortised cost	400,721	33%	132,238		33%	-	-	33%	-
Total	**208,270,891**		**68,729,394**	**(2,761,476)**		**(911,287)**	**6,915,455**		**2,282,100**

	Sub-total			Rate change			Increases during the year			Increases/utilisations - equity			Total deferred tax assets		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
	56,462	33%	18,632	56,462	27.5%	15,527	33,840	27.5%	9,306		27.5%	-	90,302	27.5%	24,833
	4,924,827	33%	1,625,193	4,924,827	27.5%	1,354,327	3,161,991	27.5%	869,548		27.5%	-	8,086,818	27.5%	2,223,875
	4,862,470	33%	1,604,615	4,862,470	27.5%	1,337,179	520,670	27.5%	143,184		27.5%	-	5,383,140	27.5%	1,480,364
	204,607	33%	67,520	204,607	27.5%	56,267	39,050	27.5%	10,739		27.5%	-	243,657	27.5%	67,006
	2,000	33%	660	2,000	27.5%	550	-	27.5%	-		27.5%	-	2,000	27.5%	550
	-	33%	-	-	27.5%	-	15,000	27.5%	4,125		27.5%	-	15,000	27.5%	4,125
	7,511,492	33%	2,478,792	7,511,492	27.5%	2,065,660	158,345	27.5%	43,545		27.5%	-	7,669,837	27.5%	2,109,205
	-	33%	-	-	27.5%	-	1,100,000	27.5%	302,500		27.5%	-	1,100,000	27.5%	302,500
	75,000	33%	24,750	75,000	27.5%	20,625	25,000	27.5%	6,875		27.5%	-	100,000	27.5%	27,500
	3,395,605	33%	1,120,550	3,395,605	27.5%	933,791	-	27.5%	-		27.5%	-	3,395,605	27.5%	933,791
	409,058	33%	134,989	409,058	27.5%	112,491	-	27.5%	-		27.5%	-	409,058	27.5%	112,491
	-	33%	-	-	27.5%	-	1,156,634	27.5%	318,074		27.5%	-	1,156,634	27.5%	318,074
	-	33%	-	-	27.5%	-	367,019	27.5%	100,930		27.5%	-	367,019	27.5%	100,930
	-	33%	-	-	27.5%	-	796,000	27.5%	218,900		27.5%	-	796,000	27.5%	218,900
	-	33%	-	-	27.5%	-	-	27.5%	-		27.5%	-	-	27.5%	-
	60,236,419	33%	19,878,018	60,236,419	27.5%	16,565,015	5,261,086	27.5%	1,446,799		27.5%	-	65,497,505	27.5%	18,011,814
	204,693	33%	67,549	204,693	27.5%	56,291	-	27.5%	-		27.5%	-	204,693	27.5%	56,291
	34,668,166	33%	11,440,495	34,668,166	27.5%	9,533,746	-	27.5%	-		27.5%	-	34,668,166	27.5%	9,533,746
	39,486,296	33%	13,030,478	39,486,296	27.5%	10,858,731	-	27.5%	-		27.5%	-	39,486,296	27.5%	10,858,731
	1,442,208	33%	475,929	1,442,208	27.5%	396,607		27.5%	-		27.5%	-	1,442,208	27.5%	396,607
	3,240,871	33%	1,069,487	3,240,871	27.5%	891,240		27.5%	-		27.5%	-	3,240,871	27.5%	891,240
	1,946,091	33%	642,210	1,946,091	27.5%	535,175		27.5%	-		27.5%	-	1,946,091	27.5%	535,175
	1,585,627	33%	523,257	1,585,627	27.5%	436,047		27.5%	-		27.5%	-	1,585,627	27.5%	436,047
	33,941,347	33%	11,200,645	33,941,347	27.5%	9,333,870		27.5%	-		27.5%	-	33,941,347	27.5%	9,333,870
	-	33%	-	-	27.5%	-	2,755,578	27.5%	757,784		27.5%	-	2,755,578	27.5%	757,784
	400,721	33%	132,238	400,721	27.5%	110,198		27.5%	-		27.5%	-	400,721	27.5%	110,198
	198,593,960		65,536,007	198,593,960		54,613,339	15,390,213		4,232,309	-		-	213,984,173		58,845,648

IRAP - Deferred tax assets and liabilities

Taxable temporary differences

Description - *Figures in euro*	Deferred tax liabilities of the previous year			Adjustments			Reversals during current year		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Deferred capital gains (assets) relevant for IRAP purposes	6,271,271	4.25%	266,529		4.25%	-	3,394.895	4.25%	144,283
Deductions made off-the-books as per art. 109 ITCA: amortisation and depreciation	116,709,551	4.25%	4,960,156	1,311,617	4.25%	55,744	1,599,745	4.25%	67,989
Elimination of lease instalments - Equity reserve	2,476,744	4.25%	105,262		4.25%	-		4.25%	-
Elimination of lease instalments	12,153,165	4.25%	516,510		4.25%	-		4.25%	-
Elimination of depreciation on land - Equity reserve	2,596,491	4.25%	110,351		4.25%	-	-	4.25%	-
Total	**140,207,222**		**5,958,807**	**1,311,617**		**55,744**	**4.994,640**		**212,272**

Deductible temporary differences

Description - *Figures in euro*	Prior year deferred tax assets			Adjustments			Reversals during current year		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
Entertainment expenses	121,175	4.25%	5,150		4.25%	-	64,714	4.25%	2,750
Statutory depreciation in excess of fiscal depreciation	5,458,435	4.25%	231,983		4.25%	-	533,608	4.25%	22,678
Provision for risks - water fee surcharges	4,862,470	4.25%	206,655		4.25%	-	-	4.25%	-
Provision for inventory obsolescence	208,026	4.25%	8,841		4.25%	-	3,419	4.25%	145
Provision for litigation with third parties	-	4.25%	-		4.25%	-		4.25%	-
Provision for risks - ICI	6,693,919	4.25%	284,492		4.25%	-	115,498	4.25%	4,909
Provision for redundancy pay Mobile phones	2,000	4.25%	85		4.25%	-	-	4.25%	-
Provision for Tosap	-	4.25%	-		4.25%	-	-	4.25%	-
Writedowns of property, plant and equipment	7,511,492	4.25%	319,238		4.25%	-		4.25%	-
Provision for Muzza fee		4.25%	-		4.25%	-		4.25%	-
Charges on bond derivatives	-	4.25%	-		4.25%	-		4.25%	-
Finance lease depreciation	3,240,871	4.25%	137,737		4.25%	-		4.25%	-
Higher depreciation for component approach	1,585,627	4.25%	67,389		4.25%	-		4.25%	-
Elimination of start-up and expansion costs	-	4.25%	-		4.25%	-		4.25%	-
Total	**29,684,015**		**1,261,571**	**-**		**-**	**717,239**		**30,483**

	Sub-total			Rate adjustment			Increases during the year			Increases/utilisations - equity			Total deferred tax liabilities		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
	2,876,376	4.25%	122,246	2,876,376	3.90%	112,179	-	3.90%	-		3.90%	-	2,876,376	3.90%	112,179
	116,421,423	4.25%	4,947,910	116,421,423	3.90%	4,540,435	44,670,039	3.90%	1,742,132		3.90%	-	161,091,462	3.90%	6,282,567
	2,476,744	4.25%	105,262	2,476,744	3.90%	96,593	-	3.90%	-		3.90%	-	2,476,744	3.90%	96,593
	12,153,165	4.25%	516,510	12,153,165	3.90%	473,973		3.90%	-		3.90%	-	12,153,165	3.90%	473,973
	2,596,491	4.25%	110,351	2,596,491	3.90%	101,263		3.90%	-		3.90%	-	2,596,491	3.90%	101,263
	136,524,199		5,802,278	136,524,199		5,324,444	44,670,039		1,742,132	-		-	181,194,238		7,066,575

	Sub-total			Rate adjustment			Increases during the year			Increases/utilisations - equity			Total deferred tax assets		
	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax	Taxable income	Rate	Tax
	56,461	4.25%	2,400	56,461	3.90%	2,202	33,840	3.90%	1,320		3.90%	-	90,301	3.90%	3,522
	4,924,827	4.25%	209,305	4,924,827	3.90%	192,068	3,161,991	3.90%	123,318		3.90%	-	8,086,818	3.90%	315,386
	4,862,470	4.25%	206,655	4,862,470	3.90%	189,636	520,670	3.90%	20,306		3.90%	-	5,383,140	3.90%	209,942
	204,607	4.25%	8,696	204,607	3.90%	7,980	39,050	3.90%	1,523		3.90%	-	243,657	3.90%	9,503
	-	4.25%	-	-	3.90%	-	-	3.90%	-		3.90%	-	-	3.90%	-
	6,578,421	4.25%	279,583	6,578,421	3.90%	256,558	496,269	3.90%	19,354		3.90%	-	7,074,690	3.90%	275,913
	2,000	4.25%	85	2,000	3.90%	78	-	3.90%	-		3.90%	-	2,000	3.90%	78
	-	4.25%	-	-	3.90%	-	15,000	3.90%	585		3.90%	-	15,000	3.90%	585
	7,511,492	4.25%	319,238	7,511,492	3.90%	292,948	158,345	3.90%	6,175		3.90%	-	7,669,837	3.90%	299,124
	-	4.25%	-	-	3.90%	-	1,100,000	3.90%	42,900		3.90%	-	1,100,000	3.90%	42,900
	-	4.25%	-	-	3.90%	-	2,755,578	3.90%	107,468		3.90%	-	2,755,578	3.90%	107,468
	3,240,871	4.25%	137,737	3,240,871	3.90%	126,394		3.90%	-		3.90%	-	3,240,871	3.90%	126,394
	1,585,627	4.25%	67,389	1,585,627	3.90%	61,839		3.90%	-		3.90%	-	1,585,627	3.90%	61,839
	-	4.25%	-	-	3.90%	-	-	3.90%	-		3.90%	-	-	3.90%	-
	28,966,776		1,231,088	28,966,776		1,129,704	8,280,743		322,949	-		-	37,247,519		1,452,653

Deferred tax assets and liabilities for IRES and IRAP purposes are summarised in the following table.

Amounts in euro	**Financial statements 12 31 2007**	**Financial statements 12 31 2006**
Deferred tax liabilities		
Value difference in property, plant and equipment	49,547,232	42,778,947
Adoption of the finance lease standard (IAS 17)	5,629,278	5,854,669
Adoption of the financial instruments standard (IAS 39)	14,897,520	9,493,955
Other deferred tax liabilities	3,965,355	11,401,407
Total reserve for deferred taxation (A)	**74,039,386**	**69,528,978**
Deferred tax assets		
Prior year tax losses	-	-
Taxed risk provisions	42,155,655	48,907,500
Amortisation, depreciation and writedowns of non-current assets	5,445,477	5,421,944
Adoption of the financial instruments standard (IAS 39)	10,201,853	12,244,170
Other deferred tax assets	2,387,849	3,417,352
Total deferred tax assets (B)	**60,190,834**	**69,990,965**
PROVISION FOR DEFERRED TAXATION, NET OF DEFERRED TAX ASSETS	**13,848,552**	**(461,986)**

43) Net result from non-current assets sold or held for sale

The net result from non-current assets sold shows a positive balance of 1,200 thousand euro, net of the tax effect, and refers to the proceeds of AEM S.p.A. selling its "Cogeneration Projects" to its subsidiary Aem Calore & Servizi S.p.A. in May 2007, as well as the gain on disposal of the investment in Valdisotto Energia S.r.l..

See the section entitled "Other information" for further details.

44) Net profit for the year

The net profit for the year amounts to 85,699 thousand euro (176,703 thousand euro at December 31, 2006).

Notes on related party transactions

45) Notes on related party transactions

The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002 and therefore, in the case of AEM S.p.A., they are:

Relations with the parent entity and its subsidiaries

Note that at December 31, 2007 related party transactions do not include the effects of the merger between AEM S.p.A., ASM Brescia S.p.A. and AMSA S.p.A..

The parent entity of AEM S.p.A. is the Municipality of Milan. At December 31, 2007 the Municipality of Milan holds a relative majority of the share capital of AEM S.p.A. with 42.267% (760,816,004 shares), of which 42.264% directly (760,768,604 shares) and 0.003% (47,400 shares) indirectly through Metropolitana Milanese S.p.A..

During the year under review, AEM S.p.A. bought 14,275,000 treasury shares in addition to the 16,159,850 treasury shares already held at December 31, 2006.

So at December 31, 2007 AEM S.p.A. held 30,434,850 treasury shares, equal to 1.691% of the share capital which consists of 1,800,047,400 shares; the remaining 56.042% constitutes the market float.

Dealings between companies of the AEM Group and the Municipality of Milan are of a commercial nature, involving the supply of electricity, gas, heat and management of the public illumination and traffic light systems.

Similarly, AEM Group companies have dealings of a commercial nature with the companies controlled by the Municipality of Milan, namely SEA S.p.A., MM S.p.A., SOGEMI S.p.A., ATM S.p.A. and AMSA S.p.A., providing them with electricity, gas and heat at market rates in line with the supply conditions, as well as various services required by them.

It should be borne in mind that the tables below do not include transactions between AEM S.p.A. and the above mentioned companies controlled by the Municipality of Milan.

Dealings between the Municipality of Milan and AEM S.p.A. relate to public illumination and traffic light services.
There are also dealings of a financial nature between AEM S.p.A. and the Municipality which are regulated by means of an interest-bearing current account, through which reciprocal payments are made; this current account is subject to normal market rates.
As regards relations between AEM S.p.A. and the other companies controlled by the Municipality of Milan, it should be borne in mind that Aem holds: 49.0% of Malpensa Energia S.r.l., which is controlled by SEA S.p.A., as well as 27% of Zincar S.r.l., which is controlled directly by the Municipality of Milan.

Dealings with subsidiary and associated companies

Within the Group, Aem S.p.A. acts as a centralised treasury for all of the subsidiaries.
Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; these transactions are governed by market rates.
In 2007 AEM S.p.A. and its subsidiaries again filed their VAT return on a group basis.
For corporate income tax (IRES) purposes, AEM S.p.A. now files for tax on a consolidated basis, as per articles 117-129 of Decree 917/86, together with its Italian subsidiaries Aem Elettricità S.p.A., Aem Gas S.p.A., Aem Calore & Servizi S.p.A., Aem Energia S.p.A., Aem Trading S.r.l., Aem Service S.r.l. and Delmi S.p.A.. To this end, a contract has been stipulated with each subsidiary to regulate the tax benefits and burdens transferred, with specific reference to current items.
The parent company AEM S.p.A. provides the subsidiaries and associates with administrative, tax, legal, managerial and technical services, so as to optimise the resources available within the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts that are stipulated annually. In addition, the parent company AEM S.p.A. makes office space, operating areas and related services available at market conditions to Plurigas S.p.A. (a subsidiary) and e-Utile S.p.A. (an associated company).
AEM S.p.A. provides a power generation service to Aem Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.
AEM S.p.A. purchases an insignificant quantity of rights needed for hydroelectric production from the associate Società Servizi Valdisotto S.p.A. under a contractual agreement.

The associated company e-Utile S.p.A. provides AEM S.p.A. with IT services.

Intercompany transactions and balances are summarised in the following tables, in accordance with Consob Resolution no. 15519 of July 27, 2006:

Balance sheet - *Thousands of euro*	Total 2007	Of which with related parties				
		Subsidiary companies (¹)	**Associated companies (¹)**	**Parent company (²)**	**Total related parties**	**% on financial statements captions**
ASSETS	3,727,875	**2,713,523**	**469,964**	17,725	3,201,212	**85.9%**
Non-current assets	3,502,239	**2,522,942**	**464,689**	-	**2,987,631**	**85.3%**
Investments	2,986,806	2,522,942	463,864	-	2,986,806	100.0%
Other non-current financial assets	515,433	-	825	-	825	0.2%
Current assets	**225,636**	**190,581**	**5,275**	**17,725**	**213,581**	**94.7%**
Trade receivables	91,275	56,220	5,275	17,725	79,220	86.8%
- *of which for consolidated tax filing*	6,727	6,727	-	-	6,727	100.0%
Non-current assets held for sale	-	-	-	-	-	-
Current financial assets	**134,361**	134,361	-	-	134,361	**100.0%**
LIABILITIES	**1,044,467**	130,173	**5,640**	**16,925**	**152,738**	**14.6%**
Current liabilities	578,164	130,173	**5,640**	**16,925**	**152,738**	**26.4%**
Trade payables	111,861	41,831	5,640	20	47,491	42.5%
- *of which for consolidated tax filing*	2,663	2,663	-	-	2,663	100.0%
Current financial liabilities	466,303	88,342	-	16,905	105,247	22.6%

(1) Dealings between AEM S.p.A. and its direct subsidiaries and associates.
(2) Dealings between AEM S.p.A. and the Municipality of Milan.

Income statement - *Thousands of euro*	Total 2007	Of which with related parties				
		Subsidiary companies (¹)	**Associated companies (¹)**	**Parent company (²)**	**Total related parties**	**% on financial statements captions**
REVENUES	334,314	**289,869**	**1,802**	**24,520**	316,191	**94.6%**
Revenues from sales and services	325,381	285,612	703	24,520	310,835	95.5%
Other operating income	8,933	4,257	1,099	-	5,356	60.0%
OPERATING COSTS	153,027	**38,488**	**13,352**	-	**51,840**	**33.9%**
Costs for raw materials, finished products and services	127,371	38,339	13,352	-	51,691	40.6%
Other operating costs	25,656	149	-	-	149	0.6%
FINANCIAL COSTS						
Financial income	124,266	103,517	5,437	-	108,954	87.7%
Financial charges	90,496	5,341	67	1,114	6,522	7.2%

(1) Dealings between AEM S.p.A. and its direct subsidiaries and associates.
(2) Dealings between AEM S.p.A. and the Municipality of Milan.

CONSOB communication no. DEM/6064293 of July 28, 2006

46) CONSOB communication no. DEM/6064293 of July 28, 2006

No significant non-recurring events or transactions took place during the year, except for the amounts booked to "Financial charges" and "Other non-operating costs" for the tax and interest relating to the years from 1996 to 1999, as explained in "Other information" in the paragraph entitled "EC infringement procedure"; we would also point out that the parent company incurred costs during the year relating to the merger with ASM S.p.A., which took place in 2008.

Guarantees and commitments with third parties

Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 57,211 thousand euro (62,375 thousand euro in the previous year).

Guarantees and commitments with third parties

These amount to 53,688 thousand euro (518,595 thousand euro at December 31, 2006) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

It is worth mentioning that on January 29, 2007 Edipower stipulated a new financing contract with a group of banks, replacing the previous one which was cancelled ahead of schedule. Under the new contract, AEM S.p.A. is no longer obliged to comply with financial covenants, neither for rating purposes, nor for any other reason; and there are no longer the guarantees regarding the payment of contributions in favour of the associate Edipower. The latter's entire line of credit, which has a duration of five years (for a total of 2,000 million euro) is subject to compliance with certain covenants.

On February 23, 2007, the transfer of AEM's 41.109% stake in Mestni Plinovodi d.o.o. to ACSM S.p.A. was formalised.

Following the sale of the investment in Mestni Plinovodi d.o.o., ACSM S.p.A. took over AEM S.p.A.'s commitment versus Simest.

As regards the derivatives stipulated by Delmi S.p.A., as explained below in the paragraph on the Equity Risk of the Delmi Group, AEM S.p.A. has issued a Deed of Guarantee and Indemnity, guaranteeing the performance of Delmi S.p.A.'s bonds.

Compared with December 31, 2006, there is no longer the guarantee given by AEM S.p.A. as security for the entire principal of the loan granted by Cassa Depositi e Prestiti to Aem Elettricità S.p.A., but only the guarantee that covers the next instalment due to expire.

Other information

1) Significant events after December 31, 2007

See the "Directors' report on operations for an explanation of subsequent events".

2) Information on non-current assets held for sale and discontinued operations (IFRS 5)

At December 31, 2007, the caption entitled "Net result from non-current assets sold or held for sale" includes gains from the sale of the investments in Valdisotto Energia S.r.l. to the subsidiary Aem Energia S.p.A. and from the sale of the "Cogeneration Projects" business to Aem Calore & Servizi S.p.A..

On February 23, 2007, the transfer of AEM's 41.109% stake in Mestni Plinovodi d.o.o. to ACSM S.p.A. was formalised. At December 31, 2006 the investment in Mestni Plinovodi d.o.o. was shown under the caption "Non-current assets held for sale and discontinued operations" and the writedown of the investment was shown under "Net result from non-current assets sold or held for sale", there is therefore no impact on the 2007 income statement.

3) Reclassification of 2006 comparative figures

With a view to integration with ASM S.p.A. and AMSA S.p.A., which will become operative from January 2008, certain changes have been made to the contents of the financial statements.

This paragraph explains the reasons and impacts of the reclassifications and restatements made to the comparative figures at December 31, 2006.

The following tables reconcile the balance sheet and income statement formats used at December 31, 2006 with the new structure adopted for the financial statements at December 31, 2007.

Note that, in the balance sheet, an amount of 27,168 thousand euro has been reclassified from "Current derivatives" to "Non-current derivatives", whereas in the income statement, an amount of 2,733 thousand euro has been reclassified from "Losses on the disposal of property, plant and equipment" to "Other operating costs".

Reconciliation of the balance sheet at December 31, 2006 - new format

BALANCE SHEET 2006 PUBLISHED	Published	Reclassifications (-)	
ASSETS			
NON-CURRENT ASSETS			
Property, plant and equipment	891,808,644		
Intangible assets	19,650,925		
Investments	2,736,407,184		
Other non-current financial assets	381,789,274		
Deferred tax assets	69,990,964		
Other non-current receivables	240,030		
Total non-current assets	**4,099,887,021**	-	
CURRENT ASSETS			
Inventories	715,667		
Current financial assets	93,111,584	(93,111,584)	
Current derivatives	27,168,008	(27,168,008)	
Amounts due from tax authorities	3,660,942	(3,660,942)	
Trade and other receivables	126,129,951	(126,129,951)	
Cash and cash equivalents	5,003,549	(5,003,549)	
Other current assets	779,979	(779,979)	
Total current assets	**256,569,680**	**(255,854,013)**	
Non-current assets held for sale	**500,000**		
TOTAL ASSETS	**4,356,956,702**	**(255,854,013)**	

	Reclassifications (+)	New format	BALANCE SHEET 2006 NEW FORMAT
			NON-CURRENT ASSETS
		891,808,644	Property, plant and equipment
		19,650,925	Intangible assets
		2,736,407,184	Investments
		381,789,274	Other non-current financial assets
	27,168,008	27,168,008	Non-current derivatives
		69,990,964	Deferred tax assets
		240,030	Other non-current assets
	27,168,008	**4,127,055,029**	**Total non-current assets**
			CURRENT ASSETS
		715,667	Inventories
	122,731,161	122,731,161	Trade receivables
	7,839,711	7,839,711	Other current assets
	93,111,584	93,111,584	Current financial assets
	-	-	Current derivatives
	-	-	Current tax assets
	5,003,549	5,003,549	Cash and cash equivalents
	228,686,005	**229,401,672**	**Total current assets**
		500,000	**Non-current assets held for sale**
	255,854,013	**4,356,956,702**	**TOTAL ASSETS**

Reconciliation of the balance sheet at December 31, 2006 - new format

BALANCE SHEET 2006 PUBLISHED	Published	Reclassifications (-)	
EQUITY AND LIABILITIES			
EQUITY			
Share capital	936,024,648		
(Treasury shares)	(25,072,459)		
Legal reserve	93,559,331	(93,559,331)	
Other reserves	1,069,339,491	(1,069,339,491)	
Net profit for the year	176,702,774		
Equity pertaining to the Group	**2,250,553,785**	**(1,162,898,822)**	
LIABILITIES			
NON-CURRENT LIABILITIES			
Medium/long-term financial liabilities	1,333,407,614		
Deferred tax liabilities	69,528,978		
Employee benefits	106,428,768		
Provisions for risks	71,898,694		
Other non-current liabilities			
Total non-current liabilities	**1,581,264,054**	-	
CURRENT LIABILITIES			
Trade and other payables	240,676,674	(240,676,674)	
Tax liabilities	13,856,190	(13,856,190)	
Short-term financial liabilities	264,392,274	(264,392,274)	
Other liabilities	6,213,725	(6,213,725)	
Total current liabilities	**525,138,863**	**(525,138,863)**	
Total liabilities	**2,106,402,917**	**(525,138,863)**	
Liabilities associated with non-current assets held for sale	-		
TOTAL EQUITY AND LIABILITIES	**4,356,956,702**	**(1,688,037,685)**	

Reclassifications (+)	New format	BALANCE SHEET 2006 NEW FORMAT
		EQUITY AND LIABILITIES
		EQUITY
	936,024,648	Share capital
	(25,072,459)	(Treasury shares)
	-	
	-	
1,162,898,822	1,162,898,822	Reserves
	176,702,774	Net profit for the year
1,162,898,822	**2,250,553,785**	**Equity pertaining to the Group**
		LIABILITIES
		NON-CURRENT LIABILITIES
	1,333,407,614	Financial liabilities - non-current portion
	-	Non-current derivatives
	69,528,978	Deferred tax liabilities
	106,428,768	Employee benefits
	71,898,694	Provisions for risks
996	996	Other non-current liabilities
996	**1,581,265,050**	**Total non-current liabilities**
		CURRENT LIABILITIES
	-	
	-	
	-	
	-	
120,381,297	120,381,297	Trade payables
131,324,904	131,324,904	Other current liabilities
264,392,274	264,392,274	Financial liabilities - current portion
9,039,392	9,039,392	Tax liabilities
525,137,867	**525,137,867**	**Total current liabilities**
525,138,863	**2,106,402,917**	**Total liabilities**
		Liabilities associated with non-current assets held for sale
1,688,037,685	**4,356,956,702**	**TOTAL EQUITY AND LIABILITIES**

Reconciliation of income statement at 01.01.01-12.31.2006 - new format

INCOME STATEMENT 2006 PUBLISHED	Published	Reclassifications (-)	
REVENUES			
Revenues from sales	6,843,701	(6,843,701)	
Revenues from services	145,263,275	(145,263,275)	
Other operating income	170,209,248	(170,209,248)	
Total revenues	**322,316,224**	**(322,316,224)**	
OPERATING COSTS			
Raw materials and consumables used	3,863,071	(3,863,071)	
Services used	97,298,714	(97,298,714)	
Other operating costs	24,176,782	(24,176,782)	
Total operating costs	**125,338,567**	**(125,338,567)**	
Labour costs	**66,951,213**		
Gross profit from operations	**130,026,444**	**(196,977,657)**	
Amortisation, depreciation, provisions and writedowns	**56,373,827**		
Net profit from operations	**73,652,617**	**(196,977,657)**	
Gains (losses) from financial assets held for trading	-		
Other gains (losses) on derivatives	23,598,469	(23,598,469)	
Gains (losses) from financial assets available for sale	337,290	(337,290)	
Financial charges	75,746,692	(75,746,692)	
Income (losses) from financial assets	135,675,137	(135,675,137)	
Total financial costs	**83,864,204**	**(83,864,204)**	
Gains (losses) on disposal of property, plant and equipment	(2,733,010)	2,733,010	
Profit before tax	**154,783,811**	**(278,108,851)**	
Income tax expense	20,083,358		
Net profit (loss) of operating activities, net of taxes	**134,700,453**	**(278,108,851)**	
Net result from non-current assets sold or held for sale	42,002,321		
NET PROFIT FOR THE YEAR	**176,702,774**	**(278,108,851)**	

	Reclassifications (+)	New format	INCOME STATEMENT 2006 NEW FORMAT
			REVENUES
		-	
		-	
		-	
	312,632,987	312,632,987	Revenues from sales and services
	9,683,237	9,683,237	Other operating income
	322,316,224	**322,316,224**	**Total revenues**
			OPERATING COSTS
		-	
		-	
		-	
	101,267,590	101,267,590	Costs for raw materials finished products and services
	26,803,987	26,803,987	Other operating costs
	128,071,577	**128,071,577**	**Total operating costs**
		66,951,213	**Labour costs**
	194,244,647	**127,293,434**	**Gross profit from operations**
		56,373,827	**Amortisation, depreciation, provisions and writedowns**
	194,244,647	**70,919,607**	**Net profit from operations**
		-	
		-	
		-	
		-	
		-	
	160,534,403	160,534,403	Financial income
	76,670,199	76,670,199	Financial charges
	83,864,204	**83,864,204**	**Total financial costs**
	278,108,851	**154,783,811**	**Profit before tax**
		20,083,358	Income tax expense
	278,108,851	**134,700,453**	**Net profit (loss) of operating activities, net of taxes**
		42,002,321	Net result from non-current assets sold or held for sale
	278,108,851	**176,702,774**	**NET PROFIT FOR THE YEAR**

4) Risk management

As the parent company, AEM S.p.A. provides centralised risk management also for the subsidiaries forming part of the "old scope" of the AEM Group, except for Edipower S.p.A. and Plurigas S.p.A., which are JVs under joint control.

Note that AEM S.p.A. is not subject to commodity price risk nor the related exchange rate risk, as they are both transferred to Aem Trading S.r.l. as part of the tolling contracts for the plants owned by Aem.

AEM S.p.A. is exposed to the following types of risk:

- interest rate risk, liquidity risk and residual exchange rate risk;
- credit risk;
- equity risk;
- default risk and covenants.

1) Interest rate risk, liquidity risk and residual exchange rate risk

Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate.
In fact, if the loan is floating rate, the interest rate risk is on the cash flow; if the loan is fixed rate, the interest rate risk is on the fair value (e.g. if market rates rise above the rate paid on the bonds, the bond price will go down). Indeed, there is an inverse correlation between a loan's price and its yield to maturity.

It is up to the Finance and Administration Department of AEM S.p.A. to identify and propose suitable strategies to limit these types of risk for itself and for its direct subsidiaries.

At December 31, 2007, the structure of the AEM's medium and long-term debt was as follows:

- 42% consisted of floating-rate loans;
- 58% of the loans were hedged, even if this cover did not fully satisfy the effectiveness test required by IFRS to apply hedge accounting.

The loans that were hedged were made up as follows:

- a bond loan with a nominal value of 500,000 thousand euro with an annual fixed coupon of 4.875%;
- 600,000 thousand euro of revolving lines of credit at a floating rate (6-month Euribor).

The hedging policy adopted is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").

This policy makes it possible to transform the fixed rate, Euribor and Euribor average into a floating rate within a collar with barrier, so as to limit:

- interest rate fluctuations with well defined limits, in the case of floating rate;
- the negative carry compared with the Euribor (floating), in the case of fixed rate.

This policy has been applied to the bond loan, the loan from the Cassa Depositi e Prestiti and the revolving committed lines of credit.

The following is a sensitivity analysis that shows the effects on the income statement of a hypothetical shift in the curves of plus or minus 50 basis points compared with the rates effectively applied during 2007.
The sensitivity analysis does not show any impacts on equity as any changes in the measurement of outstanding financial instruments at fair value are all adjusted through profit and loss.

Sensitivity analysis *- Millions of euro*	**2007 Impact on financial charges (income statement)**		
	+50 bps	**base**	**-50 bps**
AEM S.p.A.	105	92	71

As regards the exchange rate risk on purchases and sales other than those of commodities, the AEM Group does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.

Liquidity risk is the risk that the financial resources available to the company will not be sufficient to meet its financial and commercial commitments as they fall due.
The following table analyses the worst case for financial liabilities (including trade payables) in which all of the flows shown are undiscounted future nominal cash flows determined on the basis of residual contractual maturities for both principal and interest; they also include the undiscounted nominal flows of derivative contracts on interest rates.

Loans have been included on the basis of the first expiry date when reimbursement could be requested, while revocable loans have been considered redeemable at sight.

Thousands of euro	**From 1 to 3 months**	**From 3 months to 1 year**	**Beyond 1 year**
Bonds	-	24,375	621,875
Payables and other financial liabilities	216,526	193,026	2,273,909
Trade payables	33,693	2,387	199

In order to limit liquidity risk, which is the risk of having to make unexpected cash outlays without having sufficient financial resources, the company has stipulated medium term revolving committed lines of credit with banks for a total of 2,520,000 thousand euro. This amount guarantees that the company has sufficient funds to cover any financial requirements that might arise over the next few years.
The liquidity risk managed by Aem, 470,007 thousand euro for 2008, is hedged by committed lines of credit that it needs to reimburse any debt falling due over the next twelve months. At December 31, 2007 the Company has unutilised committed lines of credit of 1,435,000 thousand euro with a residual average life of more than 4 years.

2) Credit risk

Exposure to credit risk is principally linked to the commercial activity, selling electricity and natural gas. To keep this risk under control, day-to-day monitoring is specifically delegated to the Credit Management function, which forms part of the Finance and Administration Department in head office (for the credit risk involved in the bilateral contracts stipulated by Aem Trading S.r.l., it is assigned to the Planning and Control Department, for which the Credit Management function provides operational support). For some time now, a Credit Policy has been implemented centrally to regulate the assessment of customers' credit standing, monitor the expected cash flows, send out suitable reminders, grant extended credit terms with adequate guarantees where necessary, and perform debt recovery if needed. Depending on the customers' credit worthiness, the Credit Policy requires the company to ask customers to give bank or insurance guarantees of prime credit standing, collectable on first request and without any chance of raising objections (article 1945 of the Italian Civil Code). Counterparties for the management of temporary cash surpluses and for the stipulation of financial hedging contracts (using derivatives) always have a high international credit standing.
The payment terms generally applied to customers provide for various due dates in line with applicable regulations and market standards. In cases of delayed payment, default interest in charged as explicitly foreseen in the underlying supply contracts or in current law (application of the default rate as per Legislative Decree 231/2002) and in the cases provided for, the Credit Policy envisages interrupting the supply in the event of ongoing insolvency.

Trade receivables are shown in the balance sheet net of any writedowns; management is of the opinion that the figure shown is a correct representation of the fair value of total trade receivables. The following is an analysis of gross trade receivables and of the related provision for bad and doubtful accounts. The change compared with December 31, 2006 is essentially due to higher receivables for services rendered.

Thousands of euro	**12 31 2007**
Gross trade receivables	12,470
Provision for bad and doubtful accounts (-)	(415)
Trade receivables	**12,055**
Receivables due between 9 to 12 months	16
Receivables due beyond 12 months	399

Trade receivables that are past due for more than 12 months amount to 399 thousand euro The provision for bad and doubtful accounts covers 100% of amounts past due for more than 12 months from private customers, which reflects the amount due that under such circumstances could be hard to collect.

3) Equity risk

At December 31, 2007 AEM S.p.A. is not exposed to equity risk.

Note that, at December 31, 2007, AEM S.p.A. holds 30,434,850 treasury shares, which is 1.691% of the share capital made up of 1,800,047,400 shares.
The shareholders' meeting on October 27, 2006 authorised the purchase and sale of treasury shares up to a maximum of 180,004,740 shares, including those already held, and for a period of not more than 18 months from the date of the resolution.

As laid down in IFRS, treasury shares do not constitute an equity risk as their purchase cost is deducted from equity and even if they are sold, any gain or loss on the purchase cost does not have any effect on the income statement.

Debt, Risk of Default and Covenants of the AEM Group

The following are all the figures relating to bank borrowings and amounts due to other providers of finance (excluding subsidiaries):

Thousands of euro	Book balance 12 31 2007	Portions maturing within 12 months	Portions maturing beyond 12 months	Portion maturing in				
				12 31 2009	12 31 2010	12 31 2011	12 31 2012	Beyond
Bonds	499,094	-	499,094	-	-	-	-	499,094
Non-banking loans	41,563	22,688	18,875	17,682	281	292	291	329
Bank loans	1,355,125	355,273	999,852	30,732	30,181	30,194	296,290	612,455
Total	**1,895,782**	**377,961**	**1,517,821**	**48,414**	**30,462**	**30,486**	**296,581**	**1,111,878**

Changes in the nominal value of the debt

Thousands of euro	Book balance 12 31 2006	Change	Book balance 12 31 2007
Bonds	507,650	(8,556)	499,094
Non-banking loans	54,696	(13,133)	41,563
Bank loans	908,546	446,579	1,355,125
Total	**1,470,892**	**424,890**	**1,895,782**

Medium/long-term loans (excluding current portions)

Thousands of euro	12 31 2007 Portions maturing beyond 12 months	12 31 2006 Portions maturing beyond 12 months	Change
Bonds	499,094	507,650	(8,556)
Non-banking loans	18,875	24,655	(5,780)
Bank loans	999,852	801,103	198,749
Total	**1,517,821**	**1,333,408**	**184,413**

Medium/long-term loans: current portions

Thousands of euro	12 31 2007 Portions maturing within 12 months	12 31 2006 Portions maturing within 12 months	Change
Non-banking loans	22,688	30,041	(7,353)
Bank loans	355,273	107,443	247,830
Total	**377,961**	**137,484**	**240,477**

At December 31, 2007 AEM S.p.A.'s financial statements include financial receivables and payables with subsidiaries and associates, as follows:

- financial receivables for 134,361 thousand euro;
- financial payables for 88,342 thousand euro.

In October 2003, AEM S.p.A. issued a bond loan of nominal value 500,000 thousand euro with a 10-year maturity.

AEM S.p.A.'s bank debt of (a) 100,000 thousand euro at floating rate with maturity September 2012 and (b) 85,000 thousand euro at floating rate with maturity June 2018 has a credit rating clause regarding the Company's non-subordinated, unsecured long-term debt; in particular, the Company has a commitment to maintain a "BBB" rating for the 100,000 thousand euro loan, while for the 85,000 thousand euro loan it is required to maintain a rating of not less than investment grade, in both cases for the entire duration of the loan.
If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial Charges ratio. These covenants are evaluated by the Company every twelve months based on the consolidated financial statements.

AEM S.p.A. has stipulated a number of committed lines of credit with various financial institutions for a total of 2,520,000 thousand euro which are not subject to any covenants, not even having to maintain a specific level of rating.

Note that the AEM S.p.A. did not stipulate loan contracts containing the change of control clause.

As regards the bond loan, on the loans mentioned above and the committed lines of credit there are (i) negative pledge clauses based on which AEM S.p.A. undertakes not to set up real guarantees on the assets of AEM S.p.A. and of its direct subsidiaries over and above a certain threshold; (ii) cross default/acceleration clauses which entail immediate reimbursement of the bonds in the event of serious non-performance, such as non-payment of the interest; and

(iii) clauses that provide for immediate repayment in the event of declared insolvency on the part of certain direct subsidiaries.

Moreover, for the committed lines of credit, AEM S.p.A. has undertaken not to give up control over Delmi S.p.A. and to give the financing banks the same treatment as that due to creditors under other unsecured financing contracts (*pari passu*).

Derivatives

On interest rates

With reference to the 500,000 thousand euro bond issue maturing in October 2013, AEM S.p.A. has adopted suitable financial strategies to transform the fixed rate (net of the issue spread) into a floating rate based on 6-month Euribor, the value of which is limited to within a collar with a barrier. At December 31, 2007, the valuation at fair value of the derivative is negative for 199 thousand euro.

The fair value of the bond loan, applying the "fair value option", at December 31, 2007, came to 499,094 thousand euro.

With reference to the loan granted by the Cassa Depositi e Prestiti to AEM Elettricità S.p.A., with due date June 2013, AEM S.p.A. has adopted suitable financial strategies to set the floating rate within a collar with a barrier option. At December 31, 2007, the valuation at fair value of the derivative is positive for 645 thousand euro.

With reference to the revolving committed lines of credit falling due in 2012, AEM S.p.A. has adopted suitable financial strategies to fix the floating rate within a collar. At December 31, 2007, the valuation at fair value of the derivative is positive for 24,330 thousand euro.

Analysis of forward transactions and derivatives

As regards their classification in the financial statements, these transactions meet the compliance requirements as per IAS 39 for the application of hedge accounting. In particular:

1) <u>Transactions considered hedges for the purposes of IAS 39</u>: can be split into transactions to hedge future cash flows and transactions to hedge assets or liabilities (fair value hedges). For transactions involving cash flow hedges, the accrued result is included in

gross profit from operations when realised, whereas the prospective value is shown in equity.

2) Transactions not considered hedges for the purposes of IAS 39, can be split between:
   a. Margin hedges: for all hedging transactions that meet the requirements of compliance with the internal risk policy and procedures, the accrued result and prospective value are included in gross profit from operations;
   b. Trading transactions: for all other transactions, the accrued result and the prospective value are booked to financial income and charges below the gross profit from operations.

The fair value of the cash flow hedges has been classified on the basis of the underlying derivative contracts as per IAS 39.

Instruments outstanding at December 31, 2007

A) On interest and exchange rates

The following analyses show the outstanding amounts of derivative contracts stipulated and not expired at the balance sheet date, by maturity.

Migliaia di euro	**Notional value maturity within 1 year**		**Notional value maturity in 1 to 5 years**		**Notional value maturity beyond 5 years**
	To be received	**To be paid**	**To be received**	**To be paid**	
Interest rate risk management					
- cash flow hedges as per IAS 39	-	-	-	-	-
- not considered hedges as per IAS 39	-	42,000	-	727,000	516,000
Total derivatives on interest rates	**-**	**42,000**	**-**	**727,000**	**516,000**

Balance sheet and income statement effects of activity in derivatives during 2007

The following table shows the balance sheet figures for the management of derivatives at December 31, 2007.

Balance sheet figures

Thousands of euro	Notes	
ASSETS		
Non-current assets		**24,975**
Non-current derivatives	5	24,975
Current assets		-
Current derivatives		-
TOTAL ASSETS		**24,975**
LIABILITIES		
Non-current liabilities		**199**
Non-current derivatives	20	199
Current liabilities		**-**
Current derivatives		-
TOTAL LIABILITIES		**199**

Income statement figures

The following table includes an analysis of the economic results for the year relating to the management of derivatives, as well as the effects of the fair value option applied to the bond loan from January 1, 2005.

Thousands of euro INCOME/CHARGES FROM DERIVATIVES	Notes	Realised	Change in fair value during the year	Amounts booked to the income statement
Interest rate and equity risk management, including:				
A. Financial income	38			
— considered hedges as per IAS 39		-	-	-
— not considered hedges as per IAS 39		449	9,207	9,656
Total financial income (A)		449	9,207	9,656
B. Financial charges	39			
— considered hedges as per IAS 39		-	-	-
— not considered hedges as per IAS 39		287	(3,043)	(2,756)
Total financial charges (B)		287	(3,043)	(2,756)
Margin on interest rate and equity management (A + B)		736	6,164	6,900
TOTAL BOOKED TO FINANCIAL COSTS		736	6,164	6,900

Classes of financial instruments

To complete the analyses required by IFRS 7, the following table shows the various types of financial instruments that are present in the various balance sheet items, with an indication of the accounting policies used and, in the case of financial instruments measured at fair value, an indication of where changes are posted (through profit & loss or in equity).
The last column of the table shows the fair value of the instrument at December 31, 2007, where applicable.

Thousands of euro	Notes	Accounting policies used to measure financial instruments in the financial statements					Fair value at 12 31 2007 (*)
		Financial instruments measured at fair value with changes booked to:		Financial instruments valued at amortised cost	Investments/ Securities convertible into unlisted investments valued at cost	Book value at 12 31 2007	
		P&L	Equity				
ASSETS							
Other non-current financial assets							
Investments/Securities convertible into investments available for sale of which:							
- unlisted		-	-	-	26,755	26,755	n.d.
- listed		-	488,626	-	-	488,626	488,626
Financial assets held to maturity		-	-	95	-	95	95
Other non-current financial assets		-	-	825	-	825	825
Total other non-current financial assets	4	-	-	-	-	**516,301**	-
Non-current derivatives	5	24,975	-	-	-	24,975	24,975
Other non-current assets	7	-	-	255	-	255	255
Trade receivables	9	-	-	91,275	-	91,275	91,275
Other current assets (**)	10	-	-	2,357	-	2,357	2,357
Current financial assets	11	-	-	134,361	-	134,361	134,361
Cash and cash equivalents	13	-	-	26,666	-	26,666	26,666
LIABILITIES							
Financial liabilities							
Non-current and current bonds	19 and 27	499,094	-	-	-	499,094	499,094
Non-current and current financial liabilities (excluding bonds)	19 and 27	-	-	1,485,030	-	1,485,030	1,485,030
Non-current derivatives	20	199	-	-	-	199	199
Other non-current liabilities	24	-	-	1	-	1	1
Trade payables	25	-	-	111,861	-	111,861	111,861
Other current liabilities	26	-	-	86,812	-	86,812	86,812

(*) Fair value has not been calculated for receivables and payables not related to derivative contracts and loans as the corresponding book value comes close to it.

(**) Net of VAT credit of 17,624 thousand euro.

5) Concessions

The following table shows the main concessions obtained by the AEM Group:

Concessions	Expiry	
	From	To
10 Concessions for hydroelectric plants.	2007	2043
AEM S.p.A. holds the concession for the urban illumination and traffic lights service in the Municipality of Milan.		

6) Update of the delmi group's main legal and tax disputes still pending

EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under article 3.70 of Law 549/95 and article 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under article 9-*bis* of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by article 87.1 of the EC Treaty.
On the other hand, the Commission did not consider the tax exemption on the transfers under article 3.69 of Law 549/95 as State aid.
This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice. Subsequently, by order of the Court of Justice dated June 8, 2004, the case was transferred to the Court of First Instance with reference number T-222/04, following the enlargement of that court's functions based on the Treaty of Nice.
The decision was subsequently communicated by the Commission to AEM S.p.A., which impugned it before the Court of First Instance of the European Community on September 30, 2002, pursuant to article 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.
In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. Aem promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.
On March 15, 2006 Aem deposited a brief in response to the judgement pending before the Court of first instance. The written phase of the judgement has therefore been concluded. On February 28, 2008, the Court of First Instance communicated to Aem its intention to combine (only for the oral phase) the various lawsuits being brought by Aem, Confservizi, other prevalently public-sector companies and by the Italian Government, asking for their opinions.

On March 6, 2008 Aem communicated to the Court that it would welcome such a move to combine the various lawsuits. It would appear that the other plaintiffs are also in favour.
The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.
The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.
The Commission's Decision, on the other hand, does not have any effect on the private sector, nor does the appeal to the Court of first instance have any impact on it.
On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration. AEM S.p.A. received from the Municipality of Milan a request for information on June 14, 2005 and is currently gathering relevant data. It would appear that such requests form part of a survey to gather relevant information, rather than being binding.
The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate in April 13, 2005 (article 27, Law 62 of April 18, 2005). The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by article 1.133 of Law 266 of March 23, 2006 (Budget Law 2006). AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions. Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, lawsuit C - 207/05), with Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007), further amendments were made to the existing recovery procedures. However, these amendments did not entail new obligations for Aem, as the recovery has been carried out on the basis of the declarations already presented under the previous regulations, having regard to the aid effectively used.
On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with article 27 of Law 62.

The visit was merely to ascertain the amount of any taxes that are to be reimbursed, to be followed by their definitive liquidation. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled. If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.
Talking of which, Aem's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the appeals launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to December 31, 2006. Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.
It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

On March 30, 2007, the Milan Tax Office notified four assessments, or "communication-injunctions" under Decree Law 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.
The sums requested in these assessments come to a total, including interest, of 4.9 million euro and are based on the Company's own declaration in July 2005, except as regards the derecognition of the effects of accepting the so-called "tombstone" tax amnesty under Law no. 289/2002; the related interest has also been calculated.

Based on the provisions of Decree Law 10/2007, the sums thus calculated and not paid have to be forcibly collected by including them in the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the case of impugnment.

Having taken note of these communications, and considered Decree Law 10/2007 and related conversion law and checked that the amounts requested agree with those originally declared, the Company decided on April 27, 2007 to pay.

As a result of the above, the amounts paid have been included in the accounts for the period under "Financial charges" and "Other non-operating costs".

In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments — together with those presented by the other former municipal utilities and by the Italian Government — have not yet been examined in terms of merit. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company ought to be reimbursed.
Also in this connection, the Company thought it best to appeal against any such decisions in the fiscal courts.
The Provincial Tax Commission of Milan - Section 21, rejected the proposed appeals with sentence no. 8 of January 25, 2008.

Amendments to the articles of association approved by the Extraordinary Shareholders' Meeting held on April 29, 2004

The Extraordinary Shareholders' Meeting held on April 29, 2004, the minutes of which were regularly filed with the Companies Register on May 27, 2004, adopted a series of amendments to the articles of association in order to adjust them to the new regulations introduced by the Company Law Reform and the new rules for the composition of the Board of Directors; this was also in connection with the decision taken by the Municipality of Milan to place a further tranche of AEM S.p.A. shares up to a maximum of 17.6% of the share capital. In May 2004, two appeals were filed with the Lombardy TAR to obtain first the suspension and then cancellation of the resolutions of the Milan City Council, both concerning the "Sale of part of the AEM S.p.A. shares held by the Municipality of Milan". Accelerated offer for sale "Issue of a bond loan convertible into shares of AEM S.p.A." as well as "Amendments to the Articles of Association of AEM S.p.A. Applicable immediately". In June 2004, the Lombardy TAR accepted the requests for an injunction to suspend the resolution of the Municipality of Milan in connection with the new mechanism for appointing AEM Directors, scheduling the merit discussion hearing on September 29, 2004. An appeal against the TAR's injunction was then filed with the Council of State, which by sentences 6748 and 6749 of August 10, 2004 cancelled the Lombardy TAR's injunctions, giving as their reason the merit of the appeal and taking the view that the amendments to the articles of association proposed by the Municipality of Milan were not in contrast with EC and Italian rules and that the procedure of privatisation chosen by the Municipality of Milan was also legitimate.

On September 29, 2004, the TAR, "not issuing a definitive sentence", suspended the previous judgements, raising a question of interpretation under article 234 of the EU Treaty before the European Court of Justice. In reference orders 174-175/04 (with the same contents), the TAR asked the EC Court to gives its interpretation, essentially, of the compatibility of article 2449 of the Italian Civil Code with article 56 of the EU Treaty, also in consideration of the application made in this particular case in the context of article 16 of the articles of association of AEM S.p.A. (i.e. together with a voting list). On January 18, 2005, the President of the European Court of Justice issued an order combining proceedings nos. C-463/04 and C-464/04, both of which concern the Lombardy TAR's request to the Court for its preliminary ruling.

On August 4, 2005 the defence counsel for the Municipality of Milan applied to the European Court of Justice for the oral phase of the proceeding to begin.

The hearing was held in front of the European Court of Justice on June 29, 2006. The Advocate General of the Court presented his conclusions on September 7, 2006, suggesting to the Court to resolve the questions raised by the Lombardy TAR as follows: "*article 56 CE is in contrast with a national rule that allows a public entity with shareholdings, in this case, of 33.4% of the capital of an enterprise that has been privatised to retain the power to appoint an absolute majority of the members of the Board of Directors*".

With sentence dated December 6, 2007, combined suits C-463/04 and C-464/04, *Federconsumatori*, the Court of Justice declared that: "*article 56 CE has to be interpreted as being a hindrance to a national provision, such as article 2449 of the Italian Civil Code, according to which the articles of association of a joint-stock company can give the State or a public sector entity that have investments in the company the right to appoint directly one or more of the directors, which on its own or, as in the principal suits, in combination with a provision, such as article 4 of Decree Law 332 of May 31, 1994, converted after amendments into Law 474 of July 30, 1994, as amended by Law 350 of December 24, 2003, which gives the State or the public sector entity in question the right to take part in the election by voting list of the directors not directly appointed by it, is such as to permit the said State or public sector entity to exercise a level of control that is out of proportion to its investment in the company*".

As a result of this decision of the Court of Justice, the Lombardy TAR set the date for the merit hearing of both appeals for March 19, 2008.

In the meantime, the Municipality of Milan has appealed to the Court of Cassation - Joint Sections for an advance ruling on the jurisdiction for both sentences. The two appeals have been regularly notified to the counterparties and deposited before the Court of Cassation, where they are currently pending under numbers 5795/08 (*Federconsumatori*) and 5794/08

(*Associazione Azionariato Diffuso*). A copy of these appeals was deposited in the sentences pending before the TAR on March 4, 2008.

* * *

With writ served on August 5, 2005, Dario Trevisan, the owner of 1,000 shares, acting on his own behalf as a shareholder and as defence counsel, sued AEM S.p.A. before the Milan Court, asking for the resolution of the extraordinary shareholders' meeting of April 29, 2004 to be declared null and void and/or invalid and/or ineffective in the part in which it amends article 17 of the articles of association (numbering changed to article 16) for violation of the EC Treaty; the same applies to Decree Law 332/94 of the resolution of the ordinary shareholders' meeting of April 29, 2005 in the part that deals with the nomination and election of the directors and statutory auditors, as well as of all of the deeds relating to execution of these resolutions. The writ also asks for AEM S.p.A. to be sentenced to pay compensation of the damages suffered by the plaintiff and, on a preliminary basis, if considered necessary and after suspending judgement, to submit to the European Court of Justice the question whether article 2449 of the Italian Civil Code together with article 2.d) of Decree Law 332/94 can be considered in compliance with articles 43 and 56 of the EC Treaty.

Subsequently, with a statement transmitted on December 30, 2005, Mr. Trevisan declared that he had asked, in primis, for the annulment of the AEM S.p.A. resolutions that he had impugned (i.e. the resolution passed at the Extraordinary Shareholders' Meeting in April 2004 and the subsequent resolution by the Ordinary Shareholders' Meeting in April 2005, which implemented the first), and, in secondis, an action to ascertain the non-compliance of the 2005 resolution with the law, from which derived the request for compensation. As for the requests for invalidity and ineffectiveness, according to the plaintiff's premises, there are "ancillary and consequent to the action for nullity, without this involving any change in the petitum or proposition of a new or different request to the one for nullity".

With submissions dated November 14, 2005 and March 15, 2006, AEM S.p.A. asked for the plaintiff's requests to be rejected. This on the basis of a series of defence arguments, including above all total compliance with internal law on the part of the resolution passed in 2004 and full respect of article 2 of Decree Law 332/94 on the part of Aem.

Mr. Trevisan has not replicated further and with a request notified to AEM on May 12, 2006 he has asked for a date to be set to discuss the matter before a full court.

Having read this request, the reporting judge summoned the parties to the hearing scheduled for September 18, 2006 to hear them as regards the regularity of the procedure for setting a date for the hearing on January 31 2007, reserving judgement as to the outcome. This reservation has still not been lifted, nor has a new hearing been scheduled.

AEM-ACEA S.p.A.

With writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM S.p.A. to appear before the Rome Court on March 15, 2007 to ascertain whether Aem and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) of November 8, 2000 for public entities' participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower". Once this had been ascertained, ACEA asked for Aem and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and Aem, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for Aem and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.
The plaintiff has also summoned the following companies, though without asking them specific questions: WGRM Holding S.p.A., DELMI S.p.A., EDIPOWER S.p.A., EDISON S.p.A., Aem Torino S.p.A., ATEL, TRANSALPINA DI ENERGIA S.r.l., ITALENERGIA BIS S.p.A..

In the summons, ACEA submitted that — in implementation of the "Bersani Decree" — Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that for a period of 5 years, the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.
In March 2002, Eurogen, i.e. the second GenCo, was bought — continues ACEA — by the Edipower consortium, made up among others by Aem and Edison S.p.A., and after its merger with Edipower, it took on the name "Edipower".
According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by Aem and EDF, both entities that — in ACEA's opinion — should be considered "public" as EDF is wholly owned by the French State and Aem is controlled by the Municipality of Milan. According to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding on the part of Aem and EDF, also through their joint control of Edison S.p.A., in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation — ACEA adds — was also pointed out by the Competition Authority, which issued a report on the matter in accordance with articles 21 and 22 of Law 287/1990 on July 7, 2006.

Having said this, ACEA also made the point that Aem and EDF were its competitors, operating in the same electricity market, emphasising that the fact that Aem and EDF had exceeded the 30% limit for holdings in GenCos, also through Edison S.p.A., gave them an illicit competitive advantage over ACEA, which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 8, 2000, including that regarding participations in another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of AEM and EDF which — in ACEA's opinion — qualified as unfair competition in accordance with articles 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to articles 2043 of the Italian Civil Code.
Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.

In an autonomous intervention during the court case, Endesa Italia S.p.A. substantially reiterated the plaintiff's questions to the defendants. However, Endesa's intervention statement, which was filed at the Milan Court in January 2007, has still not been communicated or notified to the defendants.

On May 4, 2007, the defendants Aem and EDF decided to take legal action together with some of the other companies mentioned above as co-defendants.

In particular, Aem defended itself with the following objections and arguments:

To start with, Aem raised two objections regarding the jurisdiction and territorial incompetence of the Rome Court.

In this regard, Aem maintained above all the lack of foundation of the plaintiff's argument, according to which Aem allegedly had a stake in a GenCo's capital of more than 30%, thereby exceeding the threshold established by the DPCM of November 8, 2000 (the "DPCM"). This argument does not correspond to the truth because AEM maintained its 16% interest, and this circumstance was not altered by its indirect investment in Edison, which is a total separate legal entity from Aem.

Aem then affirmed that it was impossible to even imagine a violation of the DPCM by Aem, as this decree is not legislative or regulatory in character. Given that the DPCM is merely an administrative deed, not a legislative one, this explains the effects and provisions that are only binding on its specific target, namely the subject responsible for disposing of the GenCos (Enel) and not on any of the other entities taking part in the disposal procedure. The Edipower consortium and, in turn, its shareholders took on contractual obligations vis-à-vis Enel (and the Ministry) and only them; but this cannot give rise to a violation of the DPCM, so there cannot be grounds for claims on the part of third parties against AEM regarding the provisions of the decree.

Aem did not commit any violation of the competition rules, nor any breach of contract as per article 2043 of the Italian Civil Code as the deed being contested by the plaintiff (indirect acquisition of an investment in Edison) in itself does not constitute an illegal act, as the shares were bought on the Stock Exchange at the current market price in accordance with sector regulations. This deed does not in any case constitute an illicit act again the competition rules, also because it did not give rise to a competitive advantage for Aem, nor to a competitive disadvantage for ACEA. In particular, Aem has contested the plaintiff's arguments, maintaining that the change in Edison's shareholder structure did not in any way translate into a real competitive advantage, nor did it entail any change in its availability of energy resources deriving from the plants of the GenCo Edipower. In fact, Aem currently has the same energy availability, in terms of both production and sales, that it had at the time that it joined the Edipower consortium, so it is totally wrong to talk about competitive imbalance caused by the indirect acquisition of the investment in Edison.

As regards the alleged damages suffered by ACEA, for which ACEA has claimed compensation, it turns out that the damage to its equity which the plaintiff claims to have suffered cannot be attributed to Aem even in the abstract, as what the plaintiff is complaining about in the end of the day is that it cannot have higher stakes in the GenCos; but it cannot accuse Aem for this, given that it has no responsibility whatsoever for this situation. The truth is that the plaintiff is now claiming, illegitimately, to pass on to its competitors, Aem and EDF, the allegedly damaging effects of the provisions contained in the DPCM. In any case, the items of damage mentioned by the counterparty are obviously vague and without any element of proof to back them up.

Lastly, Aem has contested ACEA request to condemn EDF and Aem to sell their investments to reduce them in total to under the 30% threshold and to prevent Aem and EDF from withdrawing and/or using the electricity in excess of the permitted 30% limit; these requests are to be considered null and void as the object is excessively generic and vague; in any case, they are inadmissible as five years have nearly passed from the date of disposal of the GenCo, five years being the period that the DPCM applied the 30% limit. Once this five year period is over, no illicit situation can exist, which means that the case can only revolve around a question of compensation for damages.

As for Endesa's intervention, Aem contested that its appearance was contrary to legal procedure and therefore inadmissible; subordinately, it asked the Judge to grant the terms foreseen in article 163-*bis* of the Code of Civil Procedure to permit an adequate response, adjourning the first hearing. At the first hearing on May 24, 2007, the Judge allowed the defendants to file a reply to the statement made by Endesa; Aem filed its reply on October 4, 2007.

Proceedings were then adjourned to be discussed at the hearing on October 24, 2007. After this hearing, the Judge granted the parties the legal period to deposit their statements in accordance with article 183.6 of the Code of Civil Procedure and scheduled the next hearing for June 26, 2008.

AEM-ATEL S.A.

Aem, which holds 5.7% of ATEL S.A., opposed the obligatory takeover bid launched by the Consortium (of which EDF and EOSH are members, among others), which had bought a controlling interest in Motor Columbus, which in turn controls Atel; this bid was structured as an offer to exchange shares with which it had been proposed to the minority shareholders of Atel, Aem included, to subscribe new shares in Motor Columbus immediately after it had absorbed Atel. On May 3, 2006, the Federal Bank Commission declared that the Consortium's offer did not comply with Swiss law, as it jeopardised the rights of the minority shareholders. Following this pronouncement, the Consortium then launched another public share exchange offer that took account of the Federal Bank Commission's observations; in particular, it no longer envisaged the reverse merger between Motor-Columbus and Atel, which in the original plan would have taken place 12 days after the public share exchange offer, thereby forcing the shareholders of Atel that took up the offer to remain shareholders of Atel. Aem also opposed the Consortium's new public share exchange offer as it was felt that it still jeopardised the rights of Atel's minority shareholders. On July 4, 2006, the Federal Bank Commission considered the Consortium's new offer in accordance with Swiss law. Aem impugned the decision of the Federal Bank Commission by appealing to the Federal Court, filing a request on September 4, 2006 that asked for the Consortium's public share exchange offer to be declared not in accordance with Swiss law and that the Federal Bank Commission's decision of July 4, 2006 should be cancelled. The Federal Court rejected the appeal filed by Aem with a judgement communicated to the parties on March 20, 2007. The Federal Court did not go into the merit of the appeal, nor did it express any opinion on the principal complaint made by Aem; namely, that the public share exchange offer made by the Consortium did not comply with the legal requirements of Swiss law in cases of obligatory takeover bids. In fact, the Federal Court refused the appeal insofar as Aem, as a minority shareholder of ATEL, did not have the right to appeal to the Federal Bank Commission, far less to the Federal Court. This exception, which had already been raised by ATEL before the Federal Bank Commission, had been rejected by the Commission, which stated that, unlike what was subsequently established by the Federal Court, Aem did have the right to take part in administrative proceedings.

Investigation on gas measuring devices

There is a nation-wide investigation pending at the Public Prosecutor's Office in Milan concerning the way that gas consumption is accounted for. The investigation involves, among others, a number of Group companies, including AEM S.p.A. and some of their directors and managers.

The alleged crime is that of fraud, as well as other matters. The magistrates handling the investigation have asked for various expert witness reports, which are currently being prepared. They concern the correct functioning of the numerous types of gas meters used in the above companies' networks, which affect the way that customers are charged for gas. The company and the managers involved have appointed defence counsel and expert witnesses, who are taking an active role in the investigation.

0.4
Attachments

1 - Statement of changes in property, plant and equipment

Property, plant and equipment *Thousands of euro*	Historical cost at 12 31 2006	Accumulated depreciation 12 31 2006	Net book value 12 31 2006	Changes during the year		
				Additions	Category changes	Other changes
Land	16,672		16,672			4,353
Total land	**16,672**		**16,672**			**4,353**
Buildings	102,069	(22,369)	79,700	1,072	1,916	23,991
Total buildings	**102,069**	**(22,369)**	**79,700**	**1,072**	**1,916**	**23,991**
Total land and buildings	**118,741**	**(22,369)**	**96,372**	**1,072**	**1,916**	**28,344**
Plant and machinery						
Production plant	477,914	(99,143)	378,771	2,151	27,169	1,350
Transport lines						
Transformation stations	1,910	(1,729)	181			
Distribution networks	35,241	(9,545)	25,696	714	1,247	(1)
Transferable plant and machinery	369,390	(75,652)	293,738	826	13,743	(19,658)
Total plant and machinery	**884,455**	**(186,069)**	**698,386**	**3,691**	**42,159**	**(18,309)**
Industrial and commercial equipment						
Miscellaneous equipment	9,387	(6,320)	3,067	90		77
Total industrial and commercial equipment	**9,387**	**(6,320)**	**3,067**	**90**		**77**
Other property, plant and equipment						
Furniture and fittings	4,501	(3,191)	1,310	284		
Electric and electronic office machines	18,264	(11,035)	7,229	3,215	289	
Vehicles	606	(539)	67			
Mobile phones	11	(11)		1		
Fixed assets worth less than 516 euro	743	(743)		13		
Total other property, plant and equipment	**24,125**	**(15,519)**	**8,606**	**3,513**	**289**	
Leasehold improvements	**7,478**	**(4,475)**	**3,003**	**1,625**		**(8,703)**
Leased assets	**56,184**	**(7,670)**	**48,514**			
Construction in progress and advances						
Buildings	1,371		1,371	6,625	(1,916)	
Production plant	31,596		31,596	11,185	(38,723)	
Transport lines						
Stazioni di trasformazione						
Distribution networks	219		219	396	(125)	
Miscellaneous equipment						
Other property, plant and equipment	281		281	8	(289)	
Advances						
Transferable assets in construction	394		394	3,773	(3,311)	
Total construction in progress and advances	**33,861**		**33,861**	**21,987**	**(44,364)**	
TOTAL PROPERTY, PLANT AND EQUIPMENT	**1,134,231**	**(242,422)**	**891,809**	**31,978**		**1,409**

	Changes during the year						Historical cost at 12 31 2007	Accumulated depreciation	Net book value 12 31 2007
	Disposals	Provision for disposals	Writedowns	Adjustments to provision	Depreciation	Total changes for the year			
	(257)			(992)		3,104	20,768	(992)	19,776
	(257)			**(992)**		**3,104**	**20,768**	**(992)**	**19,776**
				(4,019)	(4,131)	18,829	129,230	(30,701)	98,529
				(4,019)	**(4,131)**	**18,829**	**129,230**	**(30,701)**	**98,529**
	(257)			**(5,011)**	**(4,131)**	**21,933**	**149,998**	**(31,693)**	**118,305**
	(100)	56		(1,538)	(19,149)	9,939	508,315	(119,605)	388,710
					(21)	(21)	1,910	(1,750)	160
	(3)	1		(12)	(1,215)	731	37,186	(10,759)	26,427
				2,514	(30,980)	(33,555)	362,372	(102,189)	260,183
	(103)	**57**		**964**	**(51,365)**	**(22,906)**	**909,783**	**(234,303)**	**675,480**
					(640)	(473)	9,542	(6,948)	2,594
					(640)	**(473)**	**9,542**	**(6,948)**	**2,594**
			(158)		(253)	(127)	4,627	(3,444)	1,183
					(2,123)	1,381	21,757	(13,147)	8,610
	(10)	10			(22)	(22)	596	(551)	45
	(4)	4			(1)		8	(8)	
					(13)		756	(756)	
	(14)	**14**	**(158)**		**(2,412)**	**1,232**	**27,744**	**(17,906)**	**9,838**
				4,077		**(3,001)**	**399**	**(397)**	**2**
					(1,427)	**(1,427)**	**56,184**	**(9,097)**	**47,087**
						4,709	6,080		6,080
						(27,538)	4,058		4,058
						271	490		490
						(281)			
						462	856		856
						(22,377)	**11,484**		**11,484**
	(374)	**71**	**(158)**	**30**	**(59,975)**	**(27,019)**	**1,165,134**	**(300,344)**	**864,790**

2 - Statement of changes in intangible assets

Intangible assets *Thousands of euro*	**Net book value 12 31 2006**	**Changes during the year**			
		Additions	**Category changes**	**Other changes**	
Industrial patents and intellectual property rights	14,132	1,084	886		
Concessions, licences, trademarks and similar rights	2,387	308	96		
Goodwill					
Assets in process of formation	1,551	5,642	(2,906)		
Other intangible assets	1,581		1,924	(1,409)	
Total intangible assets	**19,651**	**7,034**		**(1,409)**	

	Changes during the year					Net book value 12 31 2007
	Disposals	**Provision for disposals**	**Adjustments to provision**	**Amortisation**	**Total changes for the year**	
				(3,230)	(1,260)	12,872
	(14)	5		(1,249)	(854)	1,533
					2,736	4,287
	(1,581)		(30)	(39)	(1,135)	446
	(1,595)	**5**	**(30)**	**(4,518)**	**(513)**	19,138

3 - Statement of changes in investments in subsidiaries and associates

Investments - *Thousands of euro*	**Book value 12 31 2006**	**Changes during the year 2007**		
		Increases	**Decreases**	
LONG-TERM FINANCIAL ASSETS				
Subsidiaries:				
Aem Elettricità S.p.A.	568,205			
Aem Gas S.p.A.	643,825			
Aem Energia S.p.A.	58,761			
Aem Service S.r.l.	12,405			
Aem Trading S.r.l.	99			
Aem Calore & Servizi S.p.A.	8,099			
Delmi S.p.A.	935,115			
Valdisotto Energia S.r.l.	399		(399)	
Proaris S.r.l.	10			
Ecodeco S.r.l.		223,867		
Total subsidiaries	**2,226,918**	**223,867**	**(399)**	
Associates:				
Aem - Bonatti S.c.a.r.l (in liquidation) (1)	5			
Malpensa Energia S.r.l. (2)	2,531			
e-Utile S.p.A. (3)	268			
Plurigas S.p.A.	320			
Zincar S.r.l. (4)	63			
Società Servizi Valdisotto S.p.A.	2,073			
Alagaz S.p.A. (5)	8			
Ecodeco S.r.l.	70,454			
Edipower S.p.A. (6)	398,768			
Metroweb S.p.A.	11,920			
ACSM S.p.A. (7)	23,079			
AGAM Monza S.p.A.		7,390		
Total associates	**509,489**	**7,390**		
Other companies:				
Bluefare Ltd. (in liquidation)	2			
AGAM S.p.A.	17,439			
Consorzio DIX.IT (in liquidation)	738			
Consorzio Milano Sistema	25			
Atel Aare - Tessin AG fur Elektrizitat	337,326			
Asm Sondrio S.p.A.	874			
CESI (Italian Electrotechnical Testing Centre)	165			
Emittenti Titoli S.p.A.	78			
AVIO Valtellina S.p.A.	5			
Total other companies	**356,652**			
TOTAL	**3,093,059**	**231,257**	**(399)**	

(1) Figures at December 31, 2007 not available.
(2) Figures at December 31, 2006.
(3) Figures at September 30, 2007.
(4) Figures at December 31, 2006.

	Changes during the year 2007		Book value 12 31 2007	% of equity		
	Writedowns	Other changes		% held	Equity at 12 31 2007	Pro quota amount
			568,205	99.99%	581,708	581,650
			643,825	99.99%	646,940	646,875
			58,761	99.99%	73,327	73,320
			12,405	100.00%	13,048	13,048
			99	100.00%	103,500	103,500
		2,097	10,196	100.00%	3,158	3,158
			935,115	51.00%	1,865,530	951,420
		5	15	100.00%	11	11
		70,454	294,321	94.00%	97,991	92,112
		72,556	**2,522,942**		**3,385,213**	**2,465,094**
			5	50.00%		–
			2,531	49.00%	8,127	3,982
			268	49.00%	3,927	1,924
			320	40.00%	41,975	16,790
			63	27.00%	686	185
			2,073	32.52%	8,537	2,776
			8	35.00%		–
		(70,454)				–
			398,768	20.00%	2,035,234	407,047
			11,920	23.53%	34,622	8,147
			23,079	20.00%	76,755	15,351
		17,439	24,829	24.99%	53,877	13,464
		(53,015)	**463,864**		**2,263,740**	**469,666**
			2	20.00%		
		(17,439)				
			738	14.28%		
			25	10.00%		
		151,300	488,626	5.76%		
			874	3.99%		
			165	1.87%		
			78	1.85%		
			5	0.19%		
		133,861	**490,513**			
		153,402	3,477,319		**5,648,953**	**2,934,760**

(5) Figures at December 31, 2007 not available.
(6) The percentage shown here assumes that all of the option rights are exercised.
(7) Quarterly figures at September 30, 2007.

4/1 - List of investments in subsidiaries

Company - *Thousands of euro*	**Registered office**	**Currency**	**Share capital at 12 31 2007**	
Subsidiaries:				
Aem Elettricità S.p.A.	Milan	Euro	520,000	
Aem Gas S.p.A.	Milan	Euro	572,000	
Aem Energia S.p.A.	Milan	Euro	104	
Aem Service S.r.l.	Milan	Euro	12,405	
Aem Trading S.r.l.	Milan	Euro	99	
Aem Calore & Servizi S.p.A.	Milan	Euro	1,800	
Delmi S.p.A.	Milan	Euro	1,466,868	
Proaris S.r.l.	Milan	Euro	10	
Ecodeco S.r.l.	Milan	Euro	7,469	

	Equity at 12 31 2007	Result at 12 31 2007	% held	Pro quota amount (a)	Book value (b)	Difference (a - b)
	581,708	3,683	99.99%	581,650	568,205	13,445
	646,940	(520)	99.99%	646,875	643,825	3,050
	73,327	8,192	99.99%	73,320	58,761	14,559
	13,048	1,124	100%	13,048	12,405	643
	103,500	91,668	100%	103,500	99	103,401
	3,158	(1,009)	100%	3,158	10,196	(7,038)
	1,865,530	27,477	51%	951,420	935,115	16,305
	11	(3)	100%	11	15	(4)
	97,991	4,036	94%	92,112	294,321	(202,209)

4/2 - List of investments in associates

Company - *Thousands of euro*	**Registered office**	**Currency**	**Share capital at 12 31 2007**	
Società Servizi Valdisotto S.p.A.	Valdisotto (SO)	Euro	6,420	
Malpensa Energia S.r.l. (1)	Segrate (MI)	Euro	5,200	
Alagaz S.p.A. (2)	St. Petersburg (Russia)	Euro	22	
Plurigas S.p.A.	Milan	Euro	800	
e-Utile S.p.A. (3)	Milan	Euro	1,000	
Zincar S.r.l. (1)	Milan	Euro	100	
Edipower S.p.A. (4)	Milan	Euro	1,441,300	
Metroweb S.p.A.	Milan	Euro	10,200	
ACSM S.p.A. (3)	Milan	Euro	46,871	
AGAM Monza S.p.A.	Monza (MI)	Euro	46,482	
Aem - BONATTI S.c.a.r.l. (in liquidation) (2)	Milan	Euro	10	

(1) Figures at December 31, 2006.
(2) Figures at December 31, 2007 not available.
(3) Figures at September 30, 2007.
(4) The percentage shown here assumes that all of the option rights are exercised.

	Equity at 12 31 2007	Result at 12 31 2007	% held	Pro quota amount (a)	Book value (b)	Difference (a - b)
	8,537	610	32.52%	2,776	2,073	703
	8,127	18	49%	3,982	2,531	1,451
			35%	-	8	(8)
	41,975	20,703	40%	16,790	320	16,470
	3,927	1,133	49%	1,924	268	1,656
	686	22	27%	185	63	122
	2,035,234	2,428	20%	407,047	398,768	8,279
	34,622	2,194	23.53%	8,147	11,920	(3,773)
	76,755	447	20%	15,351	23,079	(7,728)
	53,877	847	24.99%	13,464	24,829	(11,365)
			50%	-	5	(5)

5 - Schedule of relevant investments pursuant to article 126 of CONSOB Resolution no. 11971 of May 14, 1999

Name	Registered office	% of voting capital held	How held	Company that holds the investment directly
Aem Service S.r.l.	Milan	100.00%	Owned	AEM S.p.A.
Aem Trading S.r.l.	Milan	100.00%	Owned	AEM S.p.A.
Aem Calore & Servizi S.p.A.	Milan	100.00%	Owned	AEM S.p.A.
Proaris S.r.l.	Milan	100.00%	Owned	AEM S.p.A.
Fertilvita S.r.l.	Milan	100.00%	Owned	Ecodeco S.r.l.
Ecoair S.r.l.	Milan	100.00%	Owned	Ecodeco S.r.l.
Sistema Ecodeco UK Ltd	Canvey Island Essex (United Kingdom)	100.00%	Owned	Ecodeco S.r.l.
Amica Villafalletto S.r.l.	Cavaglià (BI)	100.00%	Owned	Fertilvita S.r.l. (51%) Ecodeco S.r.l. (25%) Cavaglià S.p.A. (24%)
Amica Biella S.r.l.	Cavaglià (BI)	100.00%	Owned	Fertilvita S.r.l. (51%) Cavaglià S.p.A. (25%) Ecodeco S.r.l. (24%)
Cavaglià S.p.A.	Milan	100.00%	Owned	Fertilvita S.r.l.
Aem Elettricità S.p.A.	Milan	99.99%	Owned	AEM S.p.A.
Aem Gas S.p.A.	Milan	99.99%	Owned	AEM S.p.A.
Aem Energia S.p.A.	Milan	99.99%	Owned	AEM S.p.A.
Vespia S.r.l.	Turin	98.90%	Owned	Cavaglià S.p.A.
Nicosiambiente S.r.l.	Milan	98.90%	Owned	Cavaglià S.p.A. (96.90%) Ecodeco S.r.l. (2%)
Sicura S.r.l.	Milan	96.80%	Owned	Fertilvita S.r.l.
Ecodeco S.r.l.	Milan	94.00%	Owned	AEM S.p.A.
Ecolombardia 18 S.r.l.	Milan	91.53%	Owned	Ecodeco S.r.l.
A.S.R.A.B. S.p.A.	Biella	69.00%	Owned	Cavaglià S.p.A.
Ecolombardia 4 S.p.A.	Milan	68.56%	Owned	Ecodeco S.r.l.
Delmi S.p.A.	Milan	51.00%	Owned	AEM S.p.A.
C.M.T. Ambiente S.r.l.	Milan	51.00%	Owned	Cavaglià S.p.A.
Aem - Bonatti S.c.a.r.l. (in liquidation)	Milan	50.00%	Owned	AEM S.p.A.

Name	Registered office	% of voting capital held	How held	Company that holds the investment directly
Transalpina di Energia S.r.l.	Milan	50.00%	Owned	Delmi S.p.A.
Bergamo Pulita S.r.l.	Bergamo	50.00%	Owned	Ecodeco S.r.l.
Sed S.r.l.	Robassomero (TO)	50.00%	Owned	Ecodeco S.r.l.
Biotecnica S.r.l.	Varese	50.00%	Owned	Ecodeco S.r.l.
Bellisolina S.r.l.	Montanaso Lombardo (LO)	50.00%	Owned	Fertilvita S.r.l.
Presidio Ambiente S.r.l. (in liquidation)	Bergamo	49.99%	Owned	Fertilvita S.r.l.
Malpensa Energia S.r.l.	Milan	49.00%	Owned	AEM S.p.A.
e-Utile S.p.A.	Milan	49.00%	Owned	AEM S.p.A.
Plurigas S.p.A.	Milan	40.00%	Owned	AEM S.p.A.
Alagaz S.p.A.	St. Petersburg (Russia)	35.00%	Owned	AEM S.p.A.
Società Servizi Valdisotto S.p.A.	Valdisotto (SO)	32.52%	Owned	AEM S.p.A.
Zincar S.r.l.	Milan	27.00%	Owned	AEM S.p.A.
Old River Ranch S. Cons. a r.l. (in liquidation)	Reggio Emilia	25.00%	Owned	Ecodeco S.r.l.
Tecnoacque Cusio S.p.A.	Omegna (VB)	25.00%	Owned	Cavaglià S.p.A.
A.G.A.M. S.p.A.	Monza (MI)	24.99%	Owned	AEM S.p.A.
Metroweb S.p.A.	Milan	23.53%	Owned	AEM S.p.A.
Bluefare Ltd (in liquidation)	London	20.00%	Owned	AEM S.p.A.
Utilia S.p.A.	Rimini	20.00%	Owned	Aem Service S.r.l.
Edipower S.p.A.	Milan	18.00%	Owned	AEM S.p.A.

6 - Remuneration of the Board of Directors

Attachments 6 and 7 provide information on the remuneration of directors and statutory auditors for the year paid by AEM S.p.A. and its direct subsidiaries. This is pursuant to article 78 of CONSOB Resolution no. 11971 of May 14, 1999, which laid down the rules for implementation of Decree no. 58 February 24, 1998 on Issuers. Remuneration means total emoluments paid for the position held, even for part of the year, as well as other non-monetary benefits, bonuses and other incentives, including those paid by subsidiaries of AEM S.p.A..

Name	Position	Duration of the position		Emoluments for the position	Bonuses and other incentives	Other remuneration	Total
		From	To				
Zuccoli Giuliano	Chairman and Managing Director	01.01.2007 01.01.2007	12.31.2007 12.31.2007	540,000 39,496	789,500 -	10,000 -	1,339,500 39,496
Sciumè Alberto (a)	Deputy Chairman Director	01.01.2007 01.01.2007	12.31.2007 12.31.2007	60,000 39,496	- -	78,000 -	138,000 39,496
Randazzo Francesco	Director	01.01.2007	12.31.2007	39,496	-	10,000	49,496
Oberti Paolo	Director	01.01.2007	12.31.2007	39,496	-	-	39,496
Scarselli Aldo	Director	01.01.2007	12.31.2007	39,496	-	32,000	71,496
Mauri Mario	Director	01.01.2007	12.31.2007	39,496	-	24,000	63,496
Taormina Antonio	Director	01.01.2007	12.31.2007	39,496	-	16,000	55,496
Cassinelli Dario (a)	Director	01.01.2007	12.31.2007	39,496	-	4,000	43,496
Galassi Luigi	Director	01.01.2007	01.30.2007	3,246	-	-	3,246
Castelli Gianni (a)	Director	02.28.2007	12.31.2007	33,220	-	-	33,220
TOTALS				**952,434**	**789,500**	**174,000**	**1,915,934**
Renato Ravanelli (b)	General Manager	08.01.2007	not established	208,333	204,900	3,471	416,704
Remuneration and benefits in kind of managers with strategic responsibilities							925,941

(a) He resigned on February 22, 2008.

(b) A portion of the emoluments and bonuses of 210,000.00 euro have been debited to Edison S.p.A. in connection with his position as CFO during the period January 1, 2007-November 8, 2007.

7 - Remuneration of the Board of Statutory Auditors

Name	Position	Duration of the position		Emoluments for the position	Bonuses and other incentives	Other remuneration	Total
		From	To				
Fossati Alfredo	Chairman Board of Statutory Auditors	01.01.2007	12.31.2007	48,035	-	-	48,035
Spadacini Luigi Carlo	Acting Statutory Auditor	01.01.2007	12.31.2007	32,024	-	-	32,024
Messina Salvatore Rino	Acting Statutory Auditor	01.01.2007	12.31.2007	32,024	-	-	32,024
Total				**112,083**	**-**	**-**	**112,083**

Key figures of subsidiaries

(as per article 2429.4 of the Italian Civil Code)

Aem Elettricità S.p.A.

Registered office: Milan
Share capital: Euro 520,000,000
% holding: 99.99% AEM S.p.A.

Thousands of euro	**12 31 2007**	**12 31 2006**
Turnover	589,521	630,846
Value added	122,055	120,241
Gross profit from operations	93,043	91,786
Profit from operations	20,644	14,874
Income before extraordinary items	11,520	7,316
Income before taxes	11,520	7,316
Net profit (loss) for the year	3,683	2,256
Current assets	319,332	334,560
Non-current assets	789,660	810,811
Current liabilities	267,729	263,760
Long-term liabilities and miscellaneous reserves	259,555	303,586
Equity	581,708	578,025
Net financial position	(239,886)	(275,390)

Aem Gas S.p.A.

Registered office: Milan
Share capital: Euro 572,000,000
% holding: 99.99% AEM S.p.A.

Thousands of euro	12 31 2007	12 31 2006
Turnover	124,382	126,047
Value added	83,896	89,108
Gross profit from operations	67,207	73,183
Profit from operations	1,711	7,949
Result before extraordinary items	(398)	7,076
Income before taxes	(398)	7,076
Net profit (loss) for the year	(520)	3,241
Current assets	61,388	60,731
Non-current assets	737,884	748,678
Current liabilities	94,353	97,712
Long-term liabilities and miscellaneous reserves	57,979	61,266
Equity	646,940	650,431
Net financial position	(39,735)	(46,243)

Aem Energia S.p.A.

Registered office: Milan
Share capital: Euro 104,000
% holding: 99.99% AEM S.p.A.

Thousands of euro	**12 31 2007**	**12 31 2006**
Turnover	709,061	574,029
Value added	29,667	20,467
Gross profit from operations	25,690	16,549
Profit from operations	16,313	(1,838)
Income before extraordinary items	16,512	(922)
Income before taxes	16,512	(922)
Net profit (loss) for the year	8,192	(1,264)
Current assets	269,581	192,686
Non-current assets	10,805	17,715
Current liabilities	199,726	133,440
Long-term liabilities and miscellaneous reserves	7,333	11,826
Equity	73,327	65,135
Net financial position	(65,081)	(36,283)

Aem Service S.r.l.

Registered office: Milan

Share capital: Euro 12,405,294

% holding: 100% AEM S.p.A.

Thousands of euro	**12 31 2007**	**12 31 2006**
Turnover	31,704	31,968
Value added	16,634	15,947
Gross profit from operations	5,482	4,252
Profit from operations	2,632	1,068
Income before extraordinary items	3,086	1,364
Income before taxes	3,086	1,364
Net profit (loss) for the year	1,124	306
Current assets	24,362	21,445
Non-current assets	6,083	8,097
Current liabilities	8,081	8,371
Long-term liabilities and miscellaneous reserves	9,316	9,247
Equity	13,048	11,924
Net financial position	14,796	14,340

Aem Trading S.r.l.

Registered office: Milan
Share capital: Euro 99,000
% holding: 100% AEM S.p.A.

Thousands of euro	12 31 2007	12 31 2006
Turnover	1,854,836	1,388,550
Value added	148,458	151,841
Gross profit from operations	146,344	149,962
Profit from operations	146,062	147,365
Income before extraordinary items	148,980	150,574
Income before taxes	148,980	150,574
Net profit (loss) for the year	91,668	92,597
Current assets	489,106	421,629
Non-current assets	68	62
Current liabilities	383,478	316,166
Long-term liabilities and miscellaneous reserves	2,196	1,693
Equity	103,500	103,832
Net financial position	(18,454)	103,086

Aem Calore & Servizi S.p.A.

Registered office:	Milan
Share capital:	Euro 1,800,000
% holding:	100% AEM S.p.A.

Thousands of euro	**12 31 2007**	**12 31 2006**
Turnover	105,546	99,835
Value added	13,238	15,282
Gross profit from operations	1,916	4,277
Profit from operations	(150)	769
Result before extraordinary items	(281)	1,206
Income before taxes	(281)	649
Net profit (loss) for the year	(1,009)	(336)
Current assets	75,313	66,872
Non-current assets	7,894	7,034
Current liabilities	70,322	62,012
Long-term liabilities and miscellaneous reserves	9,727	9,824
Equity	3,158	2,070
Net financial position	(860)	(10,418)

Delmi S.p.A.

Registered office: Milan
Share capital: Euro 1,466,868,500
% holding: 51% AEM S.p.A.

Thousands of euro	12 31 2007	12 31 2006
Turnover	-	-
Value added	(1,052)	(1,637)
Gross profit from operations	(1,052)	(1,637)
Profit from operations	(1,060)	(1,639)
Income before extraordinary items	27,989	10,006
Income before taxes	27,989	10,006
Net profit (loss) for the year	27,477	12,188
Current assets	52,803	34,187
Non-current assets	1,817,877	1,817,885
Current liabilities	4,756	592
Long-term liabilities and miscellaneous reserves	394	3,427
Equity	1,865,530	1,848,053
Net financial position	19,324	8,507

Ecodeco S.r.l.

Registered office: Milan
Share capital: Euro 7,468,560
% holding: 94% AEM S.p.A.

Thousands of euro	**12 31 2007**	**12 31 2006**
Turnover	63,402	78,284
Value added	14.635	11,600
Gross profit from operations	8,332	5,152
Profit from operations	5.289	3,384
Income before extraordinary items	6.427	16,897
Income before taxes	6,426	16,897
Net profit (loss) for the year	4,036	15,251
Current assets	147.341	192,369
Non-current assets	57,562	49,296
Current liabilities	103,402	136,564
Long-term liabilities and miscellaneous reserves	3.510	4,146
Equity	97.991	100,955

Key figures of associates

(as per article 2429.4 of the Italian Civil Code)

e-Utile S.p.A.

Registered office: Milan
Share capital: Euro 1,000,000
% holding: 49% AEM S.p.A.

Thousands of euro	09 30 2007	09 30 2006
Turnover	29,384	28,638
Value added	12,478	12,798
Gross profit from operations	2,993	4,141
Profit from operations	2,551	2,230
Income before extraordinary items	2,750	2,307
Income before taxes	2,720	2,324
Net profit (loss) for the year	1,133	993
Current assets	23,963	22,633
Non-current assets	128	232
Current liabilities	14,325	13,623
Long-term liabilities and miscellaneous reserves	5,839	5,748
Equity	3,927	3,494
Net financial position	7,783	11,609

Plurigas S.p.A.

Registered office: Milan
Share capital: Euro 800,000
% holding: 40% AEM S.p.A.

Thousands of euro	12 31 2007	12 31 2006
Turnover	1,003,071	944,433
Value added	41.284	18,948
Gross profit from operations	40.044	17,463
Profit from operations	38,269	16,337
Income before extraordinary items	33.386	14,588
Income before taxes	33.386	15,276
Net profit (loss) for the year	20,703	9,687
Current assets	339.971	322,400
Non-current assets	973	218
Current liabilities	296,375	292,965
Long-term liabilities and miscellaneous reserves	2,594	3,381
Equity	41.975	26,272
Net financial position	(161.072)	(124,911)

EDIPOWER S.p.A.

Registered office: Milan
Share capital: Euro 1,441,300
% holding: 20% AEM S.p.A.

Thousands of euro	**12 31 2007**	**12 31 2006**
Turnover	1,200,373	1,377,854
Value added	484,531	527,320
Gross profit from operations	394,289	438,342
Profit from operations	125,715	171,836
Income before extraordinary items	14,431	71,502
Income before taxes	14,431	71,502
Net profit (loss) for the year	2,428	27,777
Current assets	442,445	536,022
Non-current assets	3,980,702	4,164,521
Current liabilities	652,342	2,352,856
Long-term liabilities and miscellaneous reserves	1,735,571	314,881
Equity	2,035,234	2,032,806
Net financial position	(1,728,625)	(1,895,792)

Metroweb S.p.A.

Registered office: Milan
Share capital: Euro 20,180,160
% holding: 23.53% AEM S.p.A.

Thousands of euro	12 31 2007	12 31 2006
Turnover	40,909	39,287
Value added	33.794	31,162
Gross profit from operations	30,971	29,659
Profit from operations	19,293	18,679
Income before extraordinary items	3,662	9,710
Income before taxes	3,277	9,685
Net profit (loss) for the year	2,194	4,536
Current assets	24,861	25,305
Non-current assets	274.373	272,935
Current liabilities	46,858	47,145
Long-term liabilities and miscellaneous reserves	217,754	213,838
Equity	34,622	37,257

A.C.S.M. S.p.A.

Registered office: Como
Share capital: Euro 46,870,625
% holding: 20% AEM S.p.A.

Thousands of euro	09 30 2007 (*)	12 31 2006
Turnover	29,007	41,564
Gross profit from operations	9,564	11,668
Profit from operations	3,631	4,331
Income before extraordinary items	1,464	836
Income before taxes	1,464	836
Net profit (loss) for the year	447	(4,774)
Current assets	45,666	47,902
Non-current assets	141,688	142,318
Current liabilities	92,648	54,713
Long-term liabilities and miscellaneous reserves	17,951	58,161
Equity	76,755	77,346
Net financial position	(52,657)	(47,418)

(*) Figures at December 31, 2007 not available.

Società Servizi Valdisotto S.p.A.

Registered office:	Valdisotto (So)
Share capital:	Euro 6,419,618
% holding:	32.52% AEM S.p.A.

Thousands of euro	**12 31 2007**	**12 31 2006**
Turnover	2,438	2,811
Value added	1,097	946
Gross profit from operations	937	783
Profit from operations	682	471
Income before extraordinary items	871	541
Income before taxes	862	730
Net profit (loss) for the year	610	407
Current assets	3,040	5,682
Non-current assets	7,138	4,745
Current liabilities	855	1,233
Long-term liabilities and miscellaneous reserves	785	880
Equity	8.538	8,314

Certification of the financial statements pursuant to art. 81-*ter* of CONSOB Regulation no. 11971 of May 14, 1999 and subsequent amendments

1. The undersigned Giuliano Zuccoli, in the name and on behalf of the entire Board of Management of A2A S.p.A., and Paolo Rundeddu, as the Manager in charge of preparing accounting documents of A2A S.p.A. attest the following, taking into account the provisions of article 154-*bis*, paras. 3 and 4, of Decree 58 of February 24, 1998, as subsequently amended:
   - the adequacy in relation to the characteristics of the business, and
   - the effective application,

   of the administrative and accounting procedures for the preparation of the financial statements of AEM S.p.A. during the course of 2007.

2. Note that ASM Brescia S.p.A. and AMSA Holding S.p.A. were merged with AEM S.p.A. with effect from January 1, 2008 and that the company is now called A2A S.p.A..

3. We also attest that the financial statements of AEM S.p.A. at December 31, 2007:
   a) agree with the balances on the books of account and accounting entries;
   b) have been prepared in compliance with the International Financial Reporting Standards (IFRS) approved by the European Community in accordance with EC Regulation 1606/2002 of the European Parliament and of the European Council; therefore, as far as we are aware, they are able to give a true and fair view of the assets and liabilities, results and financial position of the company and of the various companies included in the consolidation.

Milan, March 27, 2008

Giuliano Zuccoli
(for the Board of Management)

Paolo Rundeddu
(Manager in charge of preparing accounting documents)

0.5
Independent Auditors' report

Independent Auditors' report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE NO. 58 DATED 24 FEBRUARY 1998

To the shareholders of
A2A SpA

1 We have audited the financial statements of AEM SpA as of 31 December 2007, comprising the balance sheet, income statement, changes in shareholders' equity, cash flow statement and related notes. These financial statements are the responsibility of A2A's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to the report issued by other auditors on10 April 2007.

3 In our opinion, the financial statements of AEM SpA as of 31 December 2007 comply with the International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been drawn up clearly and give a true and fair view of the financial position, results of operations, changes in shareholders' equity and cashflows of AEM SpA for the year then ended.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: Bari 70125 Viale della Repubblica 110 Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – Firenze 50129 Viale Milton 65 Tel. 055471747 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Napoli 80121 Piazza dei Martiri 30 Tel. 08136181 – Padova 35138 Via Vicenza 4 Tel. 049873481 – Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 – Parma 43100 Viale Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37 Tel. 011556771 – Trento 38100 Via Grazioli 73 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel. 0422696911 – Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel.0458002561

PRICEWATERHOUSECOOPERS

4 As reported in the Directors' Report, on 24 December 2007 the mergers of AMSA Holding Srl and ASM Brescia into AEM SpA were finalised with effect from 1 January 2008. The entity resulting from the merger has taken the legal name A2A SpA.

Milan, 10 April 2008

PricewaterhouseCoopers SpA

Signed by Marco Sala
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation

(2)

AEM SPA

corso di Porta Vittoria 4 - 20122 Milan
www.a2a.eu

report on operations 2007

report on operations 2007

AEM SPA

AEM SPA

Contents

This is a translation of the Italian original "Relazione sulla gestione 2007" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original is available on the website www.a2a.eu.

The AEM Group at December 31, 2007

AEM Spa

- **99.99%** Aem Elettricità Spa
- **99.99%** Aem Gas Spa
- **100%** Aem Trading Srl
- **99.99%** Aem Energia Spa
- **100%** Aem Calore & Servizi Spa
- **40%** Plurigas Spa
- **51%** Delmi Spa
  - **50%** Transalpina di Energia Srl
    - **60%** Edison Spa (B)
- **100%** Aem Service Srl
- **100%** Proaris Srl
- **94%** Ecodeco Srl (C)
- **49%** e-Utile Spa
- **49%** Malpensa Energia Srl
- **35%** Alagaz Spa
- **32.52%** Società Servizi Valdisotto Spa
- **27%** Zincar Srl
- **24.99%** AGAM Monza Spa
- **23.53%** Metroweb Spa
- **20%** Edipower Spa (A)
- **20%** ACSM Spa
- **5.76%** Atel Aar e Ticino SA di Elettricità

A) The percentage interest shown here includes the effect of exercising the put option on the residual 2%. If the interest held through Edison is taken into account, the total consolidated interest in Edipower S.p.A. comes to 45%.

B) The figure of 60% relates to the interest in Transalpina di Energia at December 31, 2007 following the direct exercise of the warrants that took place during the year. Note that Edison S.p.A. holds 50% of the interest in Edipower S.p.A.. This percentage includes the effect of exercising the option right on the residual 5%.

C) AEM S.p.A. has put and call options over the residual 6% interest in Ecodeco S.r.l. which can be exercised under the same conditions up to the end of 2008.

Key figures of the AEM Group

Revenues	7,209 millions of euro
Gross operating income	1,473 millions of euro
Net income	292 millions of euro

Income statement *Millions of euro*	01 01 2007 12 31 2007	01 01 2006 12 31 2006 *Restated*
Revenues	**7,209**	**6,935**
Operating costs	(5,463)	(5,280)
Labour costs	(273)	(277)
Gross profit from operations	**1,473**	**1,378**
Depreciation and amortisation, provisions and writedowns	(652)	(668)
Profit from operations	**821**	**710**
Financial costs	(219)	(191)
Other non-operating profits	16	58
Other non-operating costs	(16)	(39)
Profit before tax	**602**	**538**
Income tax expense	(115)	(140)
Net result from non-current assets sold or held for sale	(1)	57
Minority interests	(194)	(160)
Net profit for the year pertaining to the Group	**292**	**295**
Gross profit from operations/Net revenues	**20.4%**	**19.9%**

Balance sheet *Millions of euro*	**12 31 2007**	**12 31 2006** *Restated*
Capital employed, net	9,384	8,887
Equity pertaining to the Group and minority interests	4,839	3,972
Consolidated net financial position	(4,545)	(4,915)
Consolidated net financial position/Equity pertaining to the Group and minority interests	0.94	1.24
Consolidated net financial position/Market cap	0.93	1.08

Financial position *Millions of euro*	**12 31 2007**	**12 31 2006** *Restated*
Future net cash flows from operating activities	568	652
Future net cash flows absorbed by investment activities	(812)	(74)
Free cash flow	(244)	578

Dividend ______ **0.097** euro per share

Market capitalisation as at 12.31.2007 ______ **5,649** millions of euro

Key figures of AEM S.p.A.	**12 31 2007**	**12 31 2006**
Share capital (euro)	936,024,648	936,024,648
Number of ordinary shares (par value 0.52 euro)	1,800,047,400	1,800,047,400
Number of treasury shares (par value 0.52 euro)	30,434,850	16,159,850

Key rates and prices	**12 31 2007**	**12 31 2006**
Average 6-month Euribor	4.352%	3.234%
Average price of Brent crude ($/bbl)	72.520	65.635
Average exchange rate Euro/$ (*)	1.37	1.26
Average price of Brent crude (Euro/bbl)	52.93	52.27

(*) Source: Italian Foreign Exchange Office.

Revenues
Millions of euro

+37.7% Average Annual Growth


8 000
7 500
7 000
6 500
6 000
5 500
5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
767.3
1,112.5
1,040.5
1,391.5
1,885.0
3,055.0(1)
6,935.0
7,209.0
00
01
02
03
04
05
06
07

Gross operating income
Millions of euro

+32.9% Average Annual Growth


1 500
1 400
1 300
1 200
1 100
1 000
900
800
700
600
500
400
300
200
100
0
200.9
273.9
302.5
414.4
556.0
718.0(1)
1,378.0
1,473.0
00
01
02
03
04
05
06
07

(1) Includes 50% of the Edison Group for the 4th quarter (restated IFRIC 4).

Net income over average shareholders' equity (ROE)


23.4%
15.3%
16.0% (1)
15.7%
13.8%
25
20
15
10
5
0
03
04
05
06
07

(1) Includes 50% of the Edison Group for the 4th quarter (restated IFRIC 4).

Dividend over year-end share price (DIVIDEND YIELD)


3.8%
3.4%
3.5%
3.6%
3.6%
4
3.5
3
2.5
2
1.5
1
0
03
04
05
06
07

The Group adopted IAS/IFRS in 2004.

AEM S.p.A. on the Stock Exchange

AEM in figures

Average market capitalisation in 2007	€ 4,885 m
Market capitalisation at 12.31.2007	€ 5,649 m
Average volumes in 2007	10,083,289

Market data

Euro per share

Placement price (7/98)	0.8625
Average price in 2006	1.9452
Average price in 2007	2.7063
High in 2007	3.138
Low in 2007	2.345

Stock data *Euro*	**2007**	**2006** *Restated*
Earnings per share (EPS)	0.164	0.165
Cash-flow per share (CFPS)	0.316	0.362
Dividend per share (DPS)	0.097	0.070
Price/Earnings per share (P/E)	16.50x	11.79x
Price/Cash-flow (P/CF)	8.56x	5.37x
Dividend yield	3.6%	3.6%
No. of shares (m)	1,800	1,800

Multiples based on the average price for the year

AEM forms part of the following indices

S&P/MIB
DJ STOXX
DJ EURO STOXX
Wisdomtree

Ethical indices

FTSE4GOOD
Ethibel Sustainability
Axia Ethical
ECPI Ethical Index EMU

Source: Bloomberg

AEM and S&P/MIB

Index numbers (01/01/2006 = 100)


130
125
120
115
110
105
100
95
90
85
80
Index number
80,000,000
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
Volumes
January 2007
March 2007
May 2007
June 2007
August 2007
October 2007
December 2007
AEM Volumes
S&P/MIB price
AEM price

Corporate bodies

SUPERVISORY BOARD

CHAIRMAN
Renzo Capra

DEPUTY CHAIRMAN
Alberto Sciumè

DIRECTOR
Adriano Bandera
Tancredi Bianchi
Claudio Buizza
Antonio Capezzuto
Dario Cassinelli
Gianni Castelli
Pierfrancesco Cuter
Marco Miccinesi
Massimo Parona
Angelo Rampinelli Rota
Giovanni Rizzardi (appointed by Shareholders' Meeting of March 31, 2008)
Cesare Spreafico
Antonio Matteo Taormina

MANAGEMENT BOARD

CHAIRMAN
Giuliano Zuccoli

DEPUTY CHAIRMAN
Luigi Morgano

DIRECTOR
Mario Cocchi
Francesco Randazzo
Renato Ravanelli
Simone Rondelli
Paolo Rossetti
Giovanni Gorno Tempini

GENERAL MANAGERS

CORPORATE AND MARKET AREA
Renato Ravanelli

TECHNICAL-OPERATIONS AREA
Paolo Rossetti

INDEPENDENT AUDITORS

PricewaterhouseCoopers S.p.A.
(appointed by the Shareholders' Meeting of April 26, 2007)

(*) AEM S.p.A. Corporate bodies at December 31, 2007:
Board of Directors: Giuliano Zuccoli - *Chairman and Managing Director*, Alberto Sciumè - *Deputy Chairman*, Dario Cassinelli, Mario Mauri, Paolo Oberti, Francesco Randazzo, Aldo Scarselli, Antonio Taormina and Gianni Castelli - *Directors*.
General Manager: Renato Ravanelli.
Board of Statutory Auditors: Alfredo Fossati - *Chairman*, Salvatore Rino Messina and Luigi Carlo Spadacini - *Acting Statutory Auditors*, Renato Ravasio and Giovanni Nicola Rocca - *Substitute Statutory Auditors*.

Resolution of the Ordinary Shareholders' Meeting

The Ordinary Meeting of the Shareholders of AEM S.p.A., held at first calling on May 30, 2008,

resolved

to allocate the net profit for the year, amounting to Euro 85,699,195 as follows:

- Euro 4,284,960 to the legai reserve;
- Euro 6,203,100 to the reserve as per article 6.2, of Decree no. 38 of February 28, 2005;
- Euro 0.097 per ordinary share in cireulation at the date that the shares go ex-dividend, with the balance being allocated to Other Reserves.

Significant events during the year of the AEM Group

New loan for Edipower S.p.A.

On January 29, 2007 Edipower S.p.A. stipulated with a pool of Italian and international banks a new credit facility for euro 2,000,000,000 to refinance the existing one, originally of euro 2,300,000,000, stipulated in 2003 and renegotiated in 2005.

The new loan was granted and the previous one repaid on February 2, 2007.

The new loan lasts for five years and consists of a medium-term tranche of euro 1,800,000,000 for full use and one of euro 200,000,000 on a revolving basis, to be used to finance working capital. It is backed by a pledge from the shareholders of Edipower S.p.A. on its shares.

Personal guarantees, on the other hand, were given by the industrial partners to ensure that Edipower S.p.A. had the financial resources needed to complete the repowering plan. The financing banks used to have a series of liens and guarantees on the company's assets, but these have now been eliminated.
The economic conditions of the new line of credit, which is due to expire on December 31, 2011, instead of the previous expiry date of September 13, 2008, also ensure significant savings in financial charges for the Company.

Edison: wins five new hydrocarbon exploration licences in Norway

On February 12, 2007, through its subsidiary Edison International S.p.A., Edison S.p.A. was awarded five new hydrocarbon exploration licences in the Norwegian Continental Platform by the Oil and Energy Ministry of Norway. In particular, the company acquired three licences in the North Sea and two in the Sea of Norway. Edison will be present in these blocks with quotas that vary from 50% to 15%, in joint venture with important international operators. The contracts provide for an initial exploration period of between five and six years, split into three or four operating phases. The joint venture can renounce the permit at the end of each phase if no commercial findings have been made.

Edison: sale of the investment in Serene to BG Italia completed

On February 14, 2007 Edison S.p.A. completed the sale to BG Italia S.p.A. of 66.3% of Serene S.p.A., a company in which BG Italia S.p.A. already held the other 33.7%, after obtaining approval from the Antitrust Authority.
The price paid by BG Italia to Edison for the shares in Serene amounts to 98 million euro, substantially in line with book value. This price includes a component of up to 13 million euro, payment of which is subject to developments in the CIP6/92 regulations concerning Kyoto emission rights.

AEM S.p.A.: sale of investment in Mestni Plinovodi d.o.o. completed

On February 23, 2007, the transfer of AEM's 41.109% stake in Mestni Plinovodi d.o.o. to ACSM S.p.A. was formalised.
This completes the operation laid down in the framework agreement of July 25, 2006 between the Municipality of Como, ACSM and Aem and approved by the shareholders of ACSM at the meeting held on August 5, 2006.

Edison and Petrobras form an alliance to explore for hydrocarbons in Senegal

On February 27, 2007, Edison, through its subsidiary Edison International, and Petrobras, Brazil's national hydrocarbons company, signed an agreement under which Petrobras will work alongside Edison in the exploration of the Rufisque Offshore Profond block off the Senegal shore, taking a 40% stake in the project. As a result of this deal, Edison, as the block operator, has reduced its interest to 55%, while Petrosen, Senegal's national hydrocarbons company, continues to hold 5%.
Under the agreement, Petrobras is to help pay the exploration costs incurred up to the end of 2006, as well as 70% of the cost of acquiring and processing new seismic data for the permit.

Edison: Gas liquefaction plant for the Rovigo terminal inaugurated in Qatar

March 20, 2007 saw the inauguration in Qatar of the liquefaction plant for the natural gas that is to be regasified for Edison at the "Adriatic LNG" terminal, which will be installed in the Adriatic Sea off the shore of Porto Levante (RO) with a total capacity of 8 billion cubic metres per year.

In particular, this was the inauguration of the so-called Train 5 operated by Ras Laffan Liquefied Natural Gas Company II (RasGas II) — the joint venture between Qatar Petroleum and ExxonMobil, Edison's partner in the construction of the regassification plant — which will supply Edison with LNG. Train 5, which is one of the most technologically advanced in the world, has a capacity of 4.7 million tonnes of LNG per year, equal to around 6.4 billion cubic metres of gas per year.

Under the agreements that have been signed, Qatar will supply Edison 6.4 billion cubic metres of gas per year for 25 years, which will make a major contribution towards the diversification and security of Italy's gas supplies.

AEM S.p.A. buys 7.497% of A.G.A.M. S.p.A. from IRIDE Acqua Gas S.p.A. raising its stake in A.G.A.M. to 24.99%

On April 2, 2007, AEM S.p.A. and IRIDE Acqua Gas S.p.A. signed a contract for the sale of IRIDE's entire 7.497% investment in A.G.A.M. Ambiente Gas Acqua Monza S.p.A. ("AGAM") to AEM S.p.A. for euro 7,380,000.

As a result of this acquisition, AEM S.p.A. now holds 24.99% of AGAM, which is currently the entire amount that can be held by a private entity, acting as strategic partner of the Municipality of Monza in the share capital of AGAM, as laid down in municipal resolution no. 55 of February 17, 2000.

For IRIDE Acqua Gas, the deal forms part of a general reorganisation of the IRIDE Group's equity investments following the recent merger between AMGA S.p.A. and Aem Torino S.p.A..

AGAM manages local services in the Municipality of Monza, which include natural gas distribution, collection and distribution of drinking water and the sewage system; the company also produces heat for district heating and electricity in a cogeneration plant.

Under the shareholder agreements currently in force with the Municipality of Monza and up to their expiry date in 2009, unless they are renewed, Aem will continue to have the right, as the only strategic partner, to appoint the Managing Director as well as a certain number of members of AGAM's Board of Directors and Board of Statutory Auditors.

On March 30, 2007, the acquisition was communicated to the Anti-Trust Authority for its approval as required by law.

The Authority have its go-ahead on April 18, 2007.

Aem's Board of Directors approves a share buy-back plan for up to 5% of the share capital

On May 4, 2007 the Board of Directors of AEM S.p.A. resolved to implement the plan to purchase treasury shares authorised by the shareholders' meeting on October 27, 2006.

The details of the buy-back plan are as follows:

- the objective is to enable the Company to take advantage of efficient ways of investing its liquidity, including hedging and trading;
- purchases will be carried out within the limits of distributable earnings and the free reserves shown in the latest approved set of financial statements;
- the maximum number of shares involved in the buy-back plan cannot exceed 5% of the share capital (i.e. 90,002,370 shares); therefore, taking into account the 16,159,850 shares already owned by the Company as of today (around 0.89% of the share capital), the number of shares to be purchased cannot exceed 73,842,520;
- purchases will be made on the Stock Exchange where the shares are listed, in one or more tranches over 18 months from the date of the shareholders' meeting resolution in accordance with article 132 of Decree 58 of February 24, 1998 and article 144-*bis* of the Issuers' Regulations adopted by CONSOB with resolution 11971, at a price not more than 5% above and not more than 5% below the reference price posted by the shares at the stock market session immediately preceding each purchase.

Edison: development activities in Greece in the field of electricity generation

On May 9, 2007, Edison's Board of Directors approved an investment of around 250 million euro construction of a 400 MW combined-cycle thermoelectric plant at Thisvi, in the centre of Greece. This project, which has already obtained an installation licence from the Greek authorities, will be carried out in partnership (65% Edison) with Hellenic Energy & Development and Viohalco, both local energy development companies.
Subsequently, on July 11, 2007 the Board of Directors of Edison S.p.A. approved the signing of a Memorandum of Agreement between Edison and Hellenic Petroleum, the main hydrocarbon operator in Greece, for the creation of a 50/50 joint venture in the electricity sector in Greece.
Based on these agreements, Hellenic Petroleum will transfer to the new joint venture its subsidiary T-Power, which operates a natural gas-fired 390 MW combined-cycle power plant in Thessaloniki, whereas Edison will transfer its interest (65%) in the project currently being

studied for the construction of a 600 MW coal-fired power station in the industrial port of Astakos, in the Greek region of Etoloakarnania.

The aim of the joint venture is to achieve a production capacity of more than 1,400 MW (of which 390 MW is already in operation), thereby achieving a production share of around 12% of the Greek market.

Standard & Poor's improves its outlook to "positive" from "stable" and confirms its "BBB+" rating

On May 31, 2007, at the end of its annual review, the rating agency Standard & Poor's raised its outlook for Edison to "positive" from "stable" and confirmed its long-term credit rating at BBB+. These ratings reflect the financial reinforcement of Edison, its strong position in the Italian energy sector, as well as its positive growth prospects and the support that its shareholders have promised to give for its development plans.

Aem's Board of Directors approves the structure and principal terms and conditions for a merger between AEM S.p.A. and ASM S.p.A.

On June 4, 2007 the Boards of Directors of AEM S.p.A. ("AEM") and ASM S.p.A. ("ASM") approved the structure and the principal terms and conditions of a business combination between the two companies by means of a merger. Details of this project are as follows:

- Absorption of ASM by AEM.
- Registered office in Brescia.
- Share exchange ratio of 1.60 (each shareholder of ASM will receive 8 Aem shares for every 5 ASM shares).
- An extraordinary dividend of 0.11 euro per share to the shareholders of ASM to be paid prior to the date that the merger takes effect for a total of 85 million euro.
- Valuation of the company's economic capital of 1.63934x net of the ordinary dividends already authorised.
- The deal is subject to confirmation by CONSOB that it would not lead to an obligatory Public Purchase Offer.

The integration of Aem and ASM will give rise to a leading multi-utility group with a predominant energy component and considerable potential for vertical integration along the electricity and gas value chain.

The post-merger company will adopt the dualistic governance model, with a Supervisory Board and a Management Board that will remain in office for three years at a time. The

Supervisory Board will be made up of 15 Directors, of whom 6 appointed directly by the Municipality of Brescia, 6 by the Municipality of Milan, pursuant to article 2449 of the Civil Code, and the remaining 3 Directors elected by minority lists. The Management Board will consist of 8 Directors appointed by the Supervisory Board on the basis of lists presented by the Supervisory Directors.

On the proposal of the Supervisory Board, the Management Board will appoint 2 General Managers, who can also be chosen from among the Management Directors, with complementary skills and functions. One of these General Managers will be responsible for the Market Division and of the central offices responsible for providing corporate services and performing centralised activities for the managements of the post-merger company and the other Group companies; the other General Manager will be responsible for the Technical and Operations Divisions of the post-merger company and the other Group companies, such as production, engineering, technical and operating development and innovation, distribution of electricity and gas, distribution of heat, the integrated water cycle and environmental services.

The post-merger company's governance will be based on the principle of alternation and alternativity of the top positions also for the mandates of the Supervisory Board and of the Management Board after the first one.

The post-merger company will also have a Strategy Committee to handle special projects, made up of the Chairmen and Deputy Chairmen of the Supervisory and Management Boards, as well as the 2 General Managers, and it will be chaired by the Chairman of the Supervisory Board.

In order to ensure unity and consistency in the management of the post-merger company, the municipalities of Brescia and Milan, which together own 55% of the voting share capital, will stipulate a shareholder agreement that will govern, among other things, the principles and methods for nominating and appointing office bearers and how voting will take place at General Meetings, guaranteeing stability of control by the two Municipalities.

Moreover, the articles of association of the post-merger company will continue to include a 5% maximum limit on the voting rights of shareholders other than the Municipalities of Brescia and Milan with the two Municipalities holding a right of veto against resolutions involving the liquidation, sale, merger or spin-off of the company, transfer of its head office abroad, change in the company purpose and approval of amendments to the articles of association that suppress or alter this right of veto.

The merger plan is conditioned, among other things, by the approval of the pertinent authorities and resolutions by the various corporate bodies approving the merger and the amendments to the articles of association of the merging company. The shareholders of the two companies will be called to general meetings once the operation has been approved by the City Councils of Milan and Brescia.

The board meetings that will decide on the merger plan are expected to take place by June 30, 2007. The merger is expected to be completed by the end of 2007.

On the same date, the Mayors of Brescia and Milan, being aware of the overall plan for Aem and ASM to merge, met to sign a document containing the guidelines for the Municipalities relating to the merger between Aem and ASM, which will be submitted for approval by the respective City Councils.

In line with what was declared ever since the early stages of the negotiations, the fundamental principles underlying the ownership structure and governance of the post-merger company are based on:

- Equal shareholdings on the part of the two Municipalities: based on the share exchange ratio mentioned in the framework agreement between the two companies, the Municipalities will each have an initial interest of 27.5%.
- Overall shareholding by the two Municipalities of at least 50% plus two voting shares: in order to reinforce their joint public control of the post-merger Company, the Municipalities will purchase a further 5.33 million shares in total.
- Corporate governance based on the two Municipalities having identical roles and identical powers, also in the event that the Municipality of Milan's interest gets diluted as a result of the conversion of the convertible bond loan into AEM shares issued by the Municipality of Milan, without prejudice to the fact that the overall shareholding has to be at least 50% plus two voting shares.

The merger between Aem and ASM is subject to execution of the merger between AEM and AMSA, as envisaged in the protocol of understanding signed by the Companies on June 4, 2007 and agreed to in principle by the Municipality of Milan, assuming that it will be approved by the City Council.

Aem's Board of Directors approves the structure and principal terms and conditions of a merger between AEM S.p.A. and AMSA S.p.A.

On June 4, 2007, the Board of Directors of AEM S.p.A. approved the guidelines for the merger with AMSA as part of its strategy to consolidate its position in environmental services and the production of energy from alternative sources. This deal forms part of AEM's strategy of strengthening its presence in all stages of the business chain of environmental services (collection, treatment and disposal of waste with energy recovery), becoming the second largest operator in this sector in the whole of Italy, also as a result of exercising the option to buy the other 70% of Ecodeco S.r.l. approved by the Aem's Board of Directors on May 15, 2007.

The absorption of AMSA makes it possible to combine Aem and AMSA's activities in the waste sector, creating a leading operator in environmental services that is integrated along the entire production chain (differentiated collection, special types of waste, waste-to-energy) and positioned in a geographical area that has a high level of demand for waste disposal/incineration and significant levels of growth foreseen for the coming years.

The deal consists of AMSA being absorbed by Aem once AMSA has gone through a reorganisation which involves:

- AMSA setting up a new company called "AMSA S.r.l.", to which will be transferred the business division that includes waste collection, street cleaning and waste disposal (including the incineration plant), as well as the investments held in AMSA 2 S.r.l. and AMSA 3 S.r.l.;
- the spin-off by AMSA to a new company called "AMSA Patrimonio S.p.A.", owned 100% by the Municipality of Milan, of the non-duplicable assets used in running the waste collection and street sweeping services;
- a name change from AMSA S.p.A. to AMSA Holding S.p.A., prior to the latter being merged with Aem.

The operation, which will have to be submitted for approval by the shareholders of Aem and AMSA, will be completed without any need to launch an obligatory Public Purchase Offer in accordance with article 49.1.f) of the Issuers' Regulations, in light of the fact that there are effective and motivated industrial needs that the operation will be able to satisfy.

The share exchange ratio has been indicatively set at 10.07 new Aem shares for every AMSA share. The definitive share exchange ratio can be approved by a later meeting of the Board of Directors, expected to take place by June 30, 2007, which will be able to express the detailed characteristics of the operation by examining the merger plan.
AMSA has been valued as follows: equity of Euro 270 million and an enterprise value equal to a multiple of 2006 EBITDA of 6.8.

The underlying assumption for this operation is the definition of a three-year contract for the services rendered to the Municipality of Milan in line with what was established in the protocol of understanding signed by Aem and AMSA.
As a result of the merger of AMSA with Aem, the Municipality of Milan's interest in AEM would increase from 42.6% to 45.6%.

Two conditions have to be satisfied before the deal can go through:

1) the pertinent municipal bodies have to adopt the necessary administrative measures for the operation to go through in line with current methods, timing and procedures;

2) the Anti-Trust Authority has to give its go-ahead.

Aem's Board of Directors appoints Renato Ravanelli General Manager

On June 25, 2007, the Board of Directors of AEM S.p.A. approved the appointment of Renato Ravanelli as General Manager. He will be responsible for implementation of the merger with ASM S.p.A..

Aem's Board of Directors approves the merger of AMSA with Aem and the subsequent merger of ASM with Aem

In line with what was announced to the market on June 4, 2007, on June 25, 2007 the Boards of Directors of Aem, ASM and AMSA approved their part of the merger of AMSA with Aem and the subsequent merger of ASM with Aem. They also delegated their Chairmen to call the respective extraordinary shareholders' meetings to approve the merger plans after approval by the Milan City Council of the resolutions concerning it regarding the merger of AMSA with Aem and approval by the Brescia and Milan City Councils of the resolutions concerning them regarding the merger of ASM with Aem (also in consideration of the special powers attributed to the Municipality of Milan by Aem's current articles of association).
The reference balance sheets required by article 2501-*quater* of the Italian Civil Code are represented by the statutory financial statements of Aem and ASM at December 31, 2006, as approved by their shareholders' meetings on April 26 and 20, 2007 respectively.

Edison's shareholders' meeting approves the amendments to the articles of association

On June 26, 2007 the extraordinary shareholders' meeting of Edison S.p.A. approved the amendments to the articles of association regarding the law on savings protection, already examined by the Board of Directors on May 25, 2007. Of the main changes, the most important concerns the introduction of a list voting system for the appointment of the Board of Directors so as to permit the election of a director by the minority shareholders, in this case increasing the number of board members to 13.

Aem's shareholders' meeting approves the amendments to the articles of association

On June 28, 2007 the extraordinary shareholders' meeting of AEM S.p.A. approved the amendments to the articles of association regarding the law on savings protection, already examined by the Board of Directors on May 15, 2007.

Aem: exercise the put and call options for Edipower

On July 16, 2007 AEM S.p.A. exercised its call on the shares of Edipower S.p.A. versus the financing partners Interbanca S.p.A. and Albojo Limited (100% The Royal Bank of Scotland) for the purchase of 28,826,000 shares equal to 2% of the share capital. The shares will be transferred on July 31, 2007. AEM S.p.A. also received notice that Unicredit S.p.A. had exercised its put to sell to AEM S.p.A. a total of 28,826,000 shares in Edipower S.p.A. equal to 2% of the share capital. The transfer of shares will take place in January 2008.
The total outlay will be around 105 million euro.
Following transfer of the shares, AEM S.p.A.'s stake in Edipower S.p.A. will rise from 16% to 20%.

Edison: exercised the put and call options for Edipower

On July 16, 2007 AEM S.p.A. exercised its call on the shares of Edipower S.p.A. versus the financing partners Interbanca S.p.A. and Albojo Limited (100% The Royal Bank of Scotland) for the purchase of 76,065,000 shares equal to 5% of the share capital, as agreed in 2002 and 2003. The shares were transferred on July 31, 2007.
Edison S.p.A. also received notice that Unicredit S.p.A. had exercised its put to sell to Edison S.p.A. a total of 76,065,000 shares in Edipower S.p.A. equal to 5% of the share capital. The shares will be transferred on January 31, 2008. The total outlay will be around 265 million euro.
Following transfer of the shares, Edison S.p.A.'s stake in Edipower S.p.A. will rise from 40% to 50%.

Aem: call option for Ecodeco exercised

On July 24, 2007, following the exercise of the call option for Ecodeco S.r.l., Aem acquired 64% of Ecodeco S.r.l. for 223.6 million euro.

As a result of this purchase, Aem now holds 94% of Ecodeco S.r.l.. The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by AEM S.p.A., exercisable by the end of 2008 at the same conditions.
There is also provision for the price to be adjusted (up or down) based on 50% of any change in the 2007 gross operating profit compared with what it was in 2006 (calculated according to Italian GAAP and subject to certain adjustments), to which will be applied the contractual multiple of 6.8.

Edison: Intergovernmental Agreement for the development of a Turkey-Greece-Italy gas transit corridor

On July 26, 2007, the Italian Minister for Economic Development, the Greek Minister of Development and the Turkish Minister of Energy and Natural Resources signed an Intergovernmental Agreement for a development of a system of gas pipelines for the importation through Turkey and Greece of natural gas from the Caspian Basin and the Middle East, areas that have more than 20% of the world's reserves (with 30,000 billion cubic metres of gas).
With this formal document, the three governments recognise the strategic value of the gas transit corridor and undertake to support the activity of the industrial enterprises involved in building the infrastructure (Italy's Edison, Greece's Depa and Desfa, and Turkey's Botas), in order to accelerate the construction time and do everything possible for it to be inaugurated by the end of 2012. In particular, the Agreement defines the duties and responsibilities of the industrial enterprises involved, identifies the methods of finalising the agreements for the transit of the gas through Turkey and sets up an Intergovernmental Coordination Committee with the specific task of monitoring and facilitating the construction of the various sections of the Turkey-Greece-Italy corridor.
The Turkey-Greece gas pipeline link was inaugurated on November 19, 2007. It is 296 kilometres long and, once it is up and running, it will have a transport capacity of 11.5 billion cubic metres per year. Thanks to this pipeline, the first supplies of gas from the Caspian Basin have arrived in Greece.

Edison: business plan completed for the construction of 7,000 MW of additional installed power by the end of 2007

Edison's thermoelectric plant at Simeri Crichi, in the province of Catanzaro, was started up during the second half of 2007. This new 800 MW plant, which is one of the most efficient and eco-compatible in Italy, produces competitive energy for the free market.
The Simeri Crichi plant uses a natural gas-fed cogenerative combined cycle which makes it possible to achieve a yield of more than 56% with a minimal impact on the environment.

During the last few months of the year, construction work ended on the new 850 MW combined cycle at the Turbigo (MI) plant of Edipower; in order to improve the plant's performance, it has been decided to replace the turbogas burners with more recent ones.

The extraordinary shareholders' meeting of Aem approves the mergers between Aem and AMSA and between Aem and ASM

On October 22, 2007, the extraordinary shareholders' meeting of Aem approved the plans to merge AMSA S.p.A. and ASM Brescia S.p.A. with Aem S.p.A. at the terms authorised by the Board of Directors of Aem on June 25, 2007.

The shareholders' meeting therefore approved:

- in connection with the Aem/AMSA merger, an increase in capital to service the share exchange, for 50,494,605.20 euro, by issuing 97,105,010 Aem ordinary shares of par value 0.52 euro each, to be assigned to the Municipality of Milan as the sole shareholder of AMSA, the company to be absorbed, at an exchange ratio of 10.07 Aem shares for every 1 AMSA ordinary share of par value 5.41 euro each;
- in connection with the Aem/ASM merger, an increase in capital to service the share exchange, for a maximum of 642,591,490.84 euro, by issuing up to 1,235,752,867 Aem ordinary shares of par value 0.52 euro each, to be assigned to the shareholders of ASM at an exchange ratio of 1.60 Aem ordinary shares for every 1 ASM ordinary share (in other words, 8 newly issued Aem ordinary shares of par value 0.52 euro each for every 5 ASM ordinary shares of par value 1.00 euro each). The number of newly issued AEM shares will vary according to the number of treasury shares held by ASM at the date that the merger takes effect; these shares will be cancelled and will not be involved in the exchange. As is generally known, this exchange ratio takes account of the ordinary dividends already approved and paid by the respective companies, as well as distribution by ASM of an extraordinary dividend of 0.11 euro per ASM share (for a total of around 85 million euro), which will be paid to its shareholders prior to the date on which the merger takes effect, subject to stipulation of the merger deed.

The shareholders' meeting also approved a new text for the articles of association, which, among other things, provides for the adoption of a dualistic system of corporate governance (one for administration, the other for control), the transfer of the company's registered office to Brescia and a new name following the merger, which will be "A2A" S.p.A.. The brevity and clarity of the name reflect the solidity of the values in which ASM and Aem have always believed: territorial roots and attention to the market's expectations, which will continue to be distinctive characteristics of the post-merger company as well.

Except for the new company name, which will be introduced as soon as the Aem/ASM merger takes effect, the new articles of association will be effective from the date of the shareholders' meeting of A2A called to appoint the first Supervisory Board.
As announced to the market, on October 5, 2007 the Municipalities of Milan and Brescia stipulated a shareholder agreement to ensure that A2A would be governed with a consistent and single-minded approach. The two Municipalities will exercise joint control over A2A and will have a total holding of around 55% of the share capital, split equally between the two.

Edison and Dolomiti Energia: joint venture in the Province of Trento

On November 14, 2007 Edison and Dolomiti Energia signed an agreement to set up a joint venture to operate in the hydroelectric sector in the Province of Trento. The purpose of the agreement is to strengthen the relationships between Edison and a territory where the Group has always had a presence, sharing ownership of the plants with Dolomiti Energia, a company with strong roots in the Trentino. The agreement provides for the contribution to a new company of the businesses relating to the three hydroelectric plants owned by Edison (Taio-Santa Giustina, Mezzocorona/ Mollaro and Pozzolago, for which the concessions expire in 2008, 2017 and 2016, respectively), for total installed power of around 180 MW and an average output of 500 million kWh per year, and the subsequent sale of 51% of this company's capital to Dolomiti Energia. Edison will hold on to the other 49% of the share capital.
The price for the sale of 51%, amounting to 53.75 million euro, has been determined on the basis of a total value for the business of 105 million euro, though this amount could be subject to variances, also in connection with the contribution date, though such variances have been predefined in the contract and are unlikely to be significant. The price takes account of the fact that Edison will continue to run dispatching and will withdraw all of the energy produced by the plants contributed to the new company up until the current concessions expire. The pre-determined price at which the energy produced will be withdrawn will be sufficient to cover the company's costs and remunerate the capital employed. In the event of an extension, during the period after the expiry of the concessions, the energy produced will be withdrawn by the two partners in proportion to their holdings in the company.
In the event that the concessions are not extended, Edison will have the right to buy back — and Dolomiti Energia will have the right to resell — the 51% interest of Dolomiti Energia between June 30, 2008 and December 31, 2014. The methods for determining the strike price of these options have been laid down in the contract and are linked to the price for the sale of the 51% interest, taking into account the advantages gained in the meantime from running the company.

Edison: intergovernmental agreement for the Galsi pipeline between Algeria and Italy

On November 14, 2007, the Intergovernmental Agreement between Italy and Algeria was signed in Alghero by the Energy Minister of the Republic of Algeria and the Italian Minister of Economic Development, in the presence of the Algerian President and the Italian Prime Minister. This agreement is for the development of the Galsi Gas Pipeline which will connect Algeria with Italy through Sardinia, contributing significantly to Italy's gas supply security.
With this formal document, the two governments recognise the strategic value of the Galsi gas pipeline, of which Edison is the main Italian partner, and undertake to support the activity of the industrial enterprises involved in building the infrastructure, in order to accelerate the construction time and do everything possible for it to be inaugurated by 2012. In particular, the Agreement defines the duties and responsibilities of the industrial enterprises involved and sets up an Intergovernmental Coordination Committee with the specific task of monitoring and facilitating the construction of the various sections of the gas pipeline.

Edison sells seven CIP6/92 thermoelectric plants to Cofathec for over 220 million euro

On December 6, 2007 Edison and Cofathec Servizi, a member of the Cofathec Group, signed an agreement that provides for the acquisition by Cofathec of seven thermoelectric plants operating under the CIP6/92 regime, for a total installed capacity of around 540 MW. The total value of the transaction amounts to 226 million euro, substantially in line with book value.
In particular, Edison will transfer to a *newco,* which will then be sold to Cofathec Servizi, the five stations in Castelmassa (RO), Nera Montoro (TR), Pomigliano (NA), Settimo Torinese (TO) and Spinetta Marengo (TO), 100% owned by Edison. In addition, Edison will sell directly to Cofathec Servizi its 70% interest in the company that controls the Boffalora (MI) plants; as for the sale of the 70% interest in the company that controls the Celano (AQ) plant, the minority shareholder (Seci Energia S.r.l.) has exercised its pre-emption right.
All of the plants are located on industrial sites and operate under CIP6/92 agreements, which will expire between 2008 and 2014. In 2006 these seven plants produced around 3.3 TWh of power, generating revenues of some 360 million euro.
This operation, which will be completed once approval has been received from the competent Antitrust Authorities, which will presumably be received during the first quarter of 2008, will generate a positive effect on Edison's consolidated net financial position of around 220 million euro. The definitive price of the transaction will be set on the basis of various parameters, including the net financial position of the companies sold.

Aem's Board of Directors appoints Renato Ravanelli as Joint General Manager

On December 24, 2007, the Board of Directors of AEM S.p.A. approved the appointment of Paolo Rossetti as Joint General Manager from January 1, 2008. He will be responsible for A2A S.p.A.'s Technical-Operations and Engineering Areas, in accordance with the Framework Agreement stipulated with ASM Brescia S.p.A. on June 4, 2007.

Aem/ASM merger: Antitrust Authority approval

With a letter sent to Aem S.p.A. and ASM S.p.A. on December 19, 2007, the Anti-Trust Authority informed them that it had passed a resolution (the "Resolution") approving ASM's merger with Aem (as well as AMSA's merger with Aem). The Resolution was passed on the basis of the commitments voluntarily taken by ASM and Aem in order to neutralise the relevance from an anti-trust point of view of the current links between ASM and Endesa Italia S.p.A. ("Endesa Italia"), a company operating in the field of power generation held 20% by ASM and 80% by Endesa Europa S.L. These commitments are summarized below.

1. A commitment on the part of ASM to organise the resignation of the two members of the Board of Directors of Endesa Italia that it appointed by December 31, 2007, and to do everything in its power, compatible with article 4.1.8 of the articles of association of Endesa Italia1, to replace them with two independent directors.
2. A commitment on the part of A2A to organise the resignation of the three members of the Board of Directors of Ergon Energia S.r.l. 2 that it appointed and to replace them with independent directors at the same time that the current negotiations between ASM and Enel S.p.A. regarding Endesa Italia are concluded and, in any case, not beyond 12 months from the effective date of the merger.
3. A commitment on the part of A2A to ensure that by the commercial start-up date expected to be at the beginning of 2009 the dispatching and management of the energy produced by each of the two generation units headed up by Ergosud S.p.A. 3, which will constitute the future plant at Scandale, will be carried out separately and autonomously by ASM and the other shareholder with joint control of Ergosud S.p.A..

On December 28, 2007 AEM S.p.A. and ASM S.p.A. communicated the main commitments taken on versus the Anti-Trust Authority.

The purpose of these commitments is to resolve from a structural point of view the existing links between the post-merger group, on the one hand, and the group to which Endesa Italia S.p.A. ("Endesa Italia") and Endesa Europa S.L. ("Endesa Europa") belong, on the other hand, which could give rise to risks of coordination between these two groups, in particular with regard to:

1. a commitment on the part of A2A to find ways to resolve its links with Endesa Italia, also by means of an operation that envisages the sale of ASM's shareholding in Endesa Italia and the simultaneous purchase by ASM of the production assets owned by Endesa Italia;
2. a commitment on the part of A2A to resolve from a structural point of view its current link with Endesa Europa consisting of the industrial joint venture Ergon Energia S.r.l..

Edison S.p.A.: the share capital increases by 1,019 million euro

In 2007, 1,018,525,047 "Edison S.p.A. ordinary share warrants 2007" were exercised at the subscription price of 1 euro per share. They were issued in April-May 2003 and can be exercised up to December 31, 2007. As a result of this exercise, Edison received 1,018,525,047 euro and the share capital rose to 5,291,664,500.00 euro.
Overall, 99.992% of the 1,094,832,730 warrants issued were exercised and based on the regulations, the residual 91,877 warrants that were not exercised are no longer valid.

Aem/AMSA - Aem/ASM merger deed

On December 24, 2007 with effect from January 1, 2008:

- AMSA Holding S.r.l. was absorbed by AEM S.p.A.;
- ASM S.p.A. was absorbed by AEM S.p.A.;
- AEM S.p.A. changed its name to A2A S.p.A. with a share capital of 1,629,110,744.04 euro.

0.1

Directors' report on operations

Summary of results, assets and liabilities and financial position

AEM Group

Results

Millions of euro	01 01 2007 12 31 2007	% revenues	01 01 2006 12 31 2006 *Restated*	% revenues	Change
Revenues	**7,209**	**100.0%**	**6,935**	**100.0%**	**274**
of which:					
- Revenues from sales and services	*7,011*	*97.3%*	*6,746*	*97.3%*	*265*
- Other operating income	*198*	*2.7%*	*189*	*2.7%*	*9*
Operating costs	(5,463)	(75.8%)	(5,280)	(76.1%)	(183)
Labour costs	(273)	(3.8%)	(277)	(4.0%)	4
Gross profit from operations	**1,473**	**20.4%**	**1,378**	**19.9%**	**95**
Amortisation and depreciation	(585)	(8.1%)	(542)	(7.8%)	(43)
Provisions and writedowns	(67)	(0.9%)	(126)	(1.8%)	59
Net profit from operations	**821**	**11.4%**	**710**	**10.2%**	**111**
Financial income	121	1.7%	148	2.1%	(27)
Financial charges	(341)	(4.7%)	(340)	(4.9%)	(1)
Gains and losses on valuation of investments at equity	1	-	1	-	-
Other non-operating profits	16	0.2%	58	0.8%	(42)
Other non-operating costs	(16)	(0.2%)	(39)	(0.6%)	23
Profit before tax	**602**	**8.4%**	**538**	**7.8%**	**64**
Income tax expense	(115)	(1.6%)	(140)	(2.0%)	25
Net profit of operating activities, net of taxes	**487**	**6.8%**	**398**	**5.7%**	**89**
Net result from non-current assets sold or held for sale	(1)	-	57	0.8%	(58)
Minority interests	(194)	(2.7%)	(160)	(2.3%)	(34)
Net profit for the year pertaining to the Group	**292**	**4.1%**	**295**	**4.3%**	**(3)**

In line with the previous year, the consolidated income statement includes proportional consolidation (50%) of the TdE/Edison Group, through Delmi.

The consolidated result of the Ecodeco Group for the period January 1 to June 30, 2007 was attributed 70% to minority interests. From July 1, 2007 it was consolidated 100%. Bear in mind that in the income statement of the AEM Group at December 31, 2006, the Ecodeco Group's results were fully consolidated only from April 1, 2006, allocating to 70% to minority interests, whereas in the previous period (from January 1, 2006 to March 31, 2006) it was carried at equity according to the stake held by AEM S.p.A. (30%).

Also consolidated at equity is the 20% investment in ACSM S.p.A. (from January 1, 2007) and the 24.99% investment in AGAM S.p.A., previously classified as "available for sale" prior to the acquisition of a further 7.497% interest in the second quarter of 2007.

In order to ensure comparability of the figures following the change in accounting policy as a result of applying IAS 32 para. 23 to the option agreements between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relating to a part of their investment in Delmi S.p.A., the results at December 31, 2006 have been restated and show the changes caused by the passing of time to the present value of the debt relating to the countervalue of these options as financial charges; this ensures comparability with the income statement figures at December 31, 2007.

The purchase of the Edipower S.p.A. ordinary shares underlying the call options exercised by AEM S.p.A. and Edison S.p.A. in July 2007 did not have any impact on the scope of consolidation as the consolidation percentage of Edipower S.p.A. already included all of the shares underlying both the call options (for which the shares were bought on July 31, 2007) and the put options (for which the shares will be transferred in January 2008).

Reference should be made to the section entitled "Consolidation policies and procedures" for further details.

In 2007, the consolidated revenues of the AEM Group came to 7,209 million euro, of which 4,379 million euro was attributable to 50% consolidation of the Delmi Group (TDE/Edison) and 152 million euro to full consolidation of the Ecodeco Group's results.

This increase of 274 million euro is attributable to higher quantities of electricity sold on the previous year.

Electricity output has gone up by 3.9%, going from 34,927 GWh in 2006 to 36,293 GWh in 2007. It has benefited principally from the entry into service of the Simeri Crichi plant and the full availability of Edison's Torviscosa plant.

Because of the mild climate, 1,251 million cubic metres, 5.4% less gas was distributed compared with 2006. Group sales of gas to end-customers amounted to 3,310 million cubic metres, a decrease on the previous year (-9.3%), while volumes of heat sold came to 414 thermal GWh (434 thermal GWh at December 31, 2006). Electricity distributed came to 7,526 GWh, with a slight decline compared with 2006.

The gross profit from operations during the year increased by 95 million euro compared with previous year. This performance reflects the positive trend achieved by all of the chains, especially the Electricity and Waste & Power chains.

In the electricity sector, there was an increase in sales margins in the second half of the year, thanks to the high temperatures in July and higher demand from European markets in November and December. The positive trend in prices more than offset the reduction in margins seen in the first half, when there was a drop in hourly electricity prices due to the contraction in demand at a national level and the consequent increase in competition between operators. The Delmi Group made a positive contribution to the result of the electricity sector, thanks to a higher availability of its own sources and optimisation of its portfolio of sources and applications, which offset the lower profitability of the CIP 6/92 plants.

The contribution made by the Waste & Power sector reflects the positive results of the Ecodeco Group and is higher than last year.

Despite the negative impact on the results of the Delmi Group brought about by the reduction in selling prices of gas to CIP 6/92 thermoelectric plants following the introduction of resolution no. 249/06, the Gas & Heat sector shows an increase in gross profit from operations thanks to careful management of procurement sources by Edison and Plurigas. In particular, the sector benefited from the release of the provisions made last year by Edison and Aem for AEEG resolutions 248/04 and 298/05, due to a redefinition of their timing and partial reimbursement of the charge by AEEG, as per resolution 79/07.

As a result of these changes and after depreciation and amortisation, provisions and writedowns of 652 million euro, the profit from operations amounts to 821 million euro (710 million euro at December 31, 2006).

Financial costs show a negative balance of 219 million euro (at December 31, 2006 they were negative for 191 million euro). The change compared with the previous year is mainly due to lower income from derivatives and the sale of financial assets for a total of 20 million euro, lower exchange gains for 3 million euro and interest linked to the recovery of taxes relating to the years from 1996 to 1999 of 2 million euro.

Income tax expenses amount to 115 million euro (140 million euro at December 31, 2006). The decrease in the tax charge is due partly to the reduction in the tax rates thanks to the

Budget Law 2008, which reduced the level of deferred tax liabilities, and partly to the booking of 41 million euro of deferred tax assets as a result of developments during 2007 in the dispute over the moratorium (Law no. 46 of April 6, 2007) to take into account the tax effect of the consolidation entries to eliminate intercompany gains.
In the previous year, the Delmi Group benefited from a lower tax burden thanks to realignment of the tax values of some of its non-current assets to their book values.

Net profit of current operations, net of current taxes, therefore comes to 487 million euro (398 million euro at December 31, 2006).

The net result of non-current assets sold or held for sale is negative for 1 million euro at December 31, 2007 (positive for 57 million euro at December 31, 2006), and relates to certain businesses of the Ecodeco Group that are held for sale.

Consolidated net profit for the year pertaining to the Group, after deducting the profit pertaining to minority interests in the Delmi Group (TDE/Edison) and the Ecodeco Group (194 million euro), amounts to 292 million euro (295 million euro at December 31, 2006).

For a more detailed analysis of the results, see the section on the results for each sector of activity.

Capital and financial position

In line with the previous year, the consolidated income statement includes proportional consolidation (50%) of the TdE/Edison Group, through Delmi.

Line-by-line consolidation of the Ecodeco Group at December 31, 2007 has been affected, as far as the allocation of minority interests is concerned, by the purchase of 64% of Ecodeco S.r.l. on July 24, 2007, in addition to the 30% bought on April 22, 2005. The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by AEM S.p.A., exercisable by the end of 2008 at the same conditions and at a pre-established price not subject to changes. For consolidation purposes, these call/put options are considered exercised. In particular, following the purchase of 64% of the share capital and the subscription of the liability relating to the estimated outlay for the future exercise of the 6% and for the price adjustment, from June 30, 2007 the entire consolidated shareholders' equity of the Ecodeco Group is considered as pertaining to the AEM Group. At December 31, 2006, on the contrary, 70% of the equity pertaining to the Ecodeco group was classified as "minority interests".

As a result of the change in accounting policy made from the first half of 2007 with retroactive effect from December 31, 2005 (restatement) as a result of applying IAS 32 para. 23 to the option agreements between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relating to a part of their investment in Delmi S.p.A., the balance sheet figures at December 31, 2006 include the discounted value of these options as a liability to third parties; in this way, comparability with the balance sheet figures at December 31, 2007 is guarantees.

At December 31, 2007 **consolidated net capital employed amounted to 9,384 million euro**, funded by shareholders' equity, 4,839 million euro (of which 2,579 million pertaining to minority interests) and net financial indebtedness, 4,545 million euro (4,915 million euro at December 31, 2006).

The amount of net capital invested has increased by 497 million euro compared with December 31, 2006 mainly because of a rise in fixed assets (+314 million euro) and in working capital (+144 million euro).
The amount of net fixed capital employed has increased by 295 million euro mainly because of a rise in goodwill (+295 million euro) and in investments (+186 million euro).

Working capital grew by 144 million euro mainly because of the rise in short-term receivables (+138 million euro).

The consolidated net financial position, amounting to 4,545 million euro at December 31, 2007, has improved by 370 million euro, compared with the end of the previous year. Contributions to this improvement came from the cash flow generated by current operations for 568 million euro, the cash flow generated by changes in shareholders' equity for 614 million euro, partly offset by investments which absorbed resources for 812 million euro.

Net cash flows from operating activities amount to 568 million euro, 84 million euro lower compared with December 31, 2006 principally due to the absorption of resources because of the increase in working capital.

Investing activities, net of the sale of Serene S.p.A. by the Delmi Group, absorbed 812 million euro (74 million euro at December 31, 2006).

Free cash flow is negative for 244 million euro (positive for 578 million euro at December 31, 2006).

The changes in shareholders' equity generated resources for 614 million euro (223 million euro at December 31, 2006), thanks mainly to the following factors:

- the increase in minority interests, amounting to 580 million euro, is due to the conversion of the Edison warrants, 543 million euro, to the extinction of part of the options on Delmi shares, 46 million euro, to minority interests, 194 million euro, partly offset by the distribution of dividends, 85 million euro, booking put options on the minorities of Fertilvita, 93 million euro, and other changes of 25 million euro;
- the increase in equity pertaining to the Group, amounting to 34 million euro net of the result and the purchase of treasury shares, due to the positive effect of the valuation of financial instruments pursuant to IAS 32 and IAS 39 (cash flow hedges and available for sale investments), of 160 million euro, offset by the distribution of dividends, 125 million euro, and by other changes of 1 million euro.

As a result of these movements, **net financial position improved by 0.4 billion euro compared with December 31, 2006.**

Millions of euro	12 31 2007	12 31 2006 *Restated*	Changes	% 07/06
CAPITAL EMPLOYED				
Net fixed capital employed	**9,101**	**8,787**	**314**	**3.6**
Property, plant and equipment	6,785	7,026	(241)	(3.4)
Investment property	5	20	(15)	(75.0)
Intangible assets	533	574	(41)	(7.1)
Goodwill	2,214	1,919	295	15.4
Investments and other non-current financial assets	1,031	845	186	22.0
Deferred tax liabilities	(629)	(769)	140	(18.2)
Provisions for risks	(600)	(576)	(24)	4.2
Employee benefits	(198)	(210)	12	(5.7)
Liabilities for refuse dumps	(40)	(42)	2	(4.8)
Working capital	**174**	**30**	**144**	**n.s.**
Inventories	202	283	(81)	(28.6)
Short-term receivables	2,054	1,916	138	7.2
Other current assets	13	13	-	-
Current derivatives receivable/payable	(12)	(4)	(8)	200.0
Trade payables	(1,281)	(1,318)	37	(2.8)
Other payables	(795)	(849)	54	(6.4)
Other current liabilities	(7)	(11)	4	(36.4)
Assets/liabilities held for sale	**109**	**70**	**39**	**n.s.**
TOTAL CAPITAL EMPLOYED	**9,384**	**8,887**	**497**	**5.6**
SOURCES OF FUNDING				
Equity method	**4,839**	**3,972**	**867**	**21.8**
Total financial position beyond one year	3,825	3,050	775	25.4
Total financial position within one year	720	1,865	(1,145)	(61.4)
Total net financial position	**4,545**	**4,915**	**(370)**	**(7.5)**
TOTAL SOURCES	**9,384**	**8,887**	**497**	**5.6**

Millions of euro	12 31 2007	12 31 2006 *Restated*
Opening net financial position	**(4,915)**	**(5,716)**
Net profit for the year	292	295
Amortisation and depreciation	585	542
Changes in assets and liabilities	(309)	(185)
Future net cash flows from operating activities	**568**	**652**
Future net cash flows absorbed by investment activities	**(812)**	**(74)**
Free cash flow	**(244)**	**578**
Change in minority interests (including the result for the year)	580	208
Change in equity of the Group (excluding result for the year and change in treasury shares)	34	15
Cash flow from changes in equity	**614**	**223**
CLOSING NET FINANCIAL POSITION	**(4,545)**	**(4,915)**

Please refer to the consolidated statement of cash flows for details of the above figures.

Millions of euro	12 31 2007	12 31 2006 *Restated*
DETAILS OF NET FINANCIAL POSITION		
Bonds - non-current portion	1,114	1,141
Bank loans - non-current portion	2,540	1,665
Due to other providers of finance - non-current portion	201	256
Finance leases - non-current portion	37	53
Financial liabilities - non-current portion	-	3
Financial assets - non-current portion	(67)	(68)
Bonds - current portion	12	741
Bank loans - current portion	736	1,221
Due to other providers of finance - current portion	70	116
Finance leases - current portion	17	16
Financial liabilities - parent entity	17	25
Financial liabilities - current portion	12	14
Financial payables in liabilities held for sale	7	32
Financial payables to companies held for sale	4	-
Current financial assets	(38)	(38)
Financial receivables in assets held for sale	(18)	-
Cash and cash equivalents	(99)	(253)
Cash and cash equivalents included in assets held for sale	-	(9)
TOTAL NET FINANCIAL POSITION	**4,545**	**4,915**

Significant events after December 31, 2007

Edison: contract signed for hydrocarbon exploration in Iran

On January 9, 2008 Edison signed a contract for the exploration of hydrocarbons in Iran, winning a tender called by the National Iranian Oil Company (NIOC) for the Dayyer offshore block which extends for 8,600 Km2 in the Persian Gulf. The provides for an exploration period of four years, during which the company will perform studies, acquire and process seismic soundings and drill a test well, for a total investment of around 30 million euro. If hydrocarbons are found, Edison will be able to move on directly to the development phase.

Atel public share exchange offer

The public offer to exchange shares in Atel S.A. for shares in Atel Holding S.A. closed on January 11, 2008. A2A S.p.A. exchanged 174,855 Atel S.A. shares for 1,403,211 Atel Holding S.A. shares. Following this exchange, A2A S.p.A. now holds 6.44% of Atel Holding S.A..

A2A S.p.A. and Municipality of Sesto San Giovanni: creation of a partnership

On January 18, 2008 A2A S.p.A. sold to the Municipality of Sesto San Giovanni 40% of Proaris S.r.l. in order to create a partnership to clean up the water-bearing stratum, simultaneously producing clean heat and electricity, before releasing the purified water.
Under the shareholder agreements, the Chairman of the Board of Directors will be nominated by the Municipality of Sesto San Giovanni, whereas the Managing Director will be nominated by A2A S.p.A..

Constitutional Court - Law 266 of December 23, 2005 (article 1, paras. 483, from 485 to 488 and 492)

With a sentence passed on January 18, 2008, the Constitutional Court declared the illegitimacy of certain provisions of Law 266 of December 23, 2005 (article 1, paras. 483, 485-488 and 492), which contain detailed regulations on water concessions for hydroelectric purposes, consisting of transitional rules with immediate effect as well as rules to be applied once the system is up and running. In particular, the Court decided that there were conflicts of attribution between the State and the Regions promoted with the recourse of certain regional administrations. The Court therefore considered unconstitutional the 10-year extension of the concessions underway at the date when the law cane into effect, subject to carrying out suitable plant modernisation works, as this damaged the competitive competence of the Regions in the production, transport and distribution of energy on a national basis as per article 117.3 of the Constitution.

Edison: letter of intent signed for the incorporation of Poseidon Co. by the end of March 2008

On January 25, 2008 Edison and Depa signed a letter of intent for the incorporation by the end of March 2008 of Poseidon, a 50/50 joint venture that will develop the project for the construction of the Italy-Greece natural gas pipeline as part of the ITGI project. This pipeline, known as Poseidon, will be built between Greece and Puglia in the south of Italy and will have an initial transport capacity of 8 billion cubic metres per year.

Edison's stake in Edipower S.p.A. rises to 50%

On January 31, 2008 the transfer was completed of 72,065,000 Edipower shares, 5% of the share capital, representing the last tranche of the shares subject to the put & call options exercised in July 2007 by Unicredit S.p.A..
As a result of this transaction, Edison's interest in Edipower S.p.A. has increased to 50%.

A2A's stake in Edipower S.p.A. rises to 20%

On January 31, 2008 the transfer was completed of 28,826,000 Edipower shares, 2% of the share capital, representing the last tranche of the shares subject to the put & call options exercised in July 2007 by Unicredit S.p.A..

As a result of this transaction, A2A S.p.A.'s interest in Edipower S.p.A. has increased to 20%.

A2A S.p.A.: appointment of the members of the Supervisory Board

On February 22, 2008 the Shareholders' Meeting of A2A S.p.A. appointed the first Supervisory Board for three years based on a voting list, consisting of the following 15 members:

- Renzo Capra - Chairman;
- Alberto Sciumè - Deputy Chairman;
- Claudio Buizza;
- Adriano Bandera;
- Antonio Capezzuto;
- Dario Cassinelli;
- Pierfrancesco Cuter;
- Gianni Castelli;
- Luigi Morgano;
- Marco Miccinesi;
- Angelo Rampinelli Rota;
- Cesare Spreafico;

taken from the list of candidates presented jointly by the Municipality of Brescia and the Municipality of Milan, together the holders (directly or indirectly through subsidiaries) of 54.912% of the share capital.

- Antonio Matteo Taormina;
- Massimo Perona;

taken from the list of candidates presented by the minority shareholder, Atel Italia Holding S.r.l..

- Tancredi Bianchi;

taken from the list of candidates presented by the minority shareholder, the Municipality of Bergamo.

The new text of the articles of association comes into effect from today's date with the consequent transfer of the registered office to Via Lamarmora 230, Brescia.

A2A S.p.A.: appointment of the members of the Management Board

A meeting of the Supervisory Board of A2A was held on March 10, 2008 under the chairmanship of Renzo Capra. Once the Nominations Committee had checked that the candidates had the necessary requisites, the Supervisory Board unanimously appointed the following as members of the Management Board:

- Giuliano Zuccoli - Chairman;
- Luigi Morgano - Deputy Chairman;
- Mario Cocchi;
- Giovanni Gorno Tempini;
- Francesco Randazzo;
- Renato Ravanelli;
- Simone Rondelli;
- Paolo Rossetti.

Of the members of the Management Board, the following have the requisites to be considered independent: Giovanni Gorno Tempini, Luigi Morgano and Simone Rondelli.

Outlook for operations

As regards 2008, the A2A Group, created out of the merger between the AEM, ASM and AMSA Groups, expects its consolidated results to be not less than those of the previous year.

Proposed allocation of the net profit at December 31, 2007 and dividend distribution

The separate financial statements of AEM S.p.A. (now A2A S.p.A.) at December 31, 2007 closes with a net profit of euro 85,699,195.

If you are in agreement with the accounting policies and principles used in preparing the financial statements, we would invite you:

a) to approve:
- the report of the Management Board;
- the balance sheet, income statement and explanatory notes which show net profit of euro 85,699,195, as presented by the Management Board taken as a whole and as individual items, with the proposed allocations and provisions;

b) to allocate the net profit for the year, amounting to euro 85,699,195, as follows:
- euro 4,284,960 to the legal reserve;
- euro 6,203,100 to the reserve as per article 6.2, of Decree 38 of February 28, 2005;
- euro 0.097 per ordinary share in circulation, with the balance being allocated to other reserves.

As regards the number of shares in circulation at March 27, 2008 (3,085,470,427 shares, taking into account the 47,434,850 treasury shares in portfolio), distribution of a dividend of euro 0.097 per share would come to a total of euro 299,290,632; the amount to be taken from other reserves would therefore amount to euro 224,079,497.

Dividends no longer attract any tax credit and, depending who the recipient is, they may be subject to withholding tax at source or, in part, contribute towards taxable income. The dividend will be payable from June 26, 2008, going ex-coupon on June 23, 2008.

The Management Board

0.2

Analysis of the main sectors of activity

AEM Group – Areas of activity


AEM Spa
Aem Trading Srl
Edipower Spa
Aem Energia Spa
Aem Calore & Servizi Spa
Plurigas Spa
Aem Elettricità Spa
Aem Gas Spa
Ecodeco Srl
Aem Service Srl
Proaris Srl
Delmi Spa
Transalpina di Energia Srl
Edison Spa

Areas of activity

- Electricity
- Gas & Heat
- Networks & Regulated Markets
- Services
- Waste & Power

Results sector by sector

Millions of euro	Electricity		Gas & Heat		Networks & Regulated Markets		
	01 01 07 12 31 07	**01 01 06 12 31 06** *Restated*	**01 01 07 12 31 07**	**01 01 06 12 31 06** *Restated*	**01 01 07 12 31 07**	**01 01 06 12 31 06** *Restated*	
Revenues from the sale of good and services	5,038	4,706	2,650	2,758	704	738	
- of which interdivisional	*32*	*17*	*1,400*	*1,484*	*119*	*115*	
Gross profit from operations	1,034	973	252	246	174	166	
% of revenues	*20.5%*	*20.7%*	*9.5%*	*8.9%*	*24.7%*	*22.5%*	
Depreciation and amortisation, provisions and writedowns	(422)	(444)	(102)	(105)	(79)	(81)	
Net profit from operations	612	529	150	141	95	85	
% of revenues	*12.1%*	*11.2%*	*5.7%*	*5.1%*	*13.5%*	*11.5%*	
Net charges from financial management							
Non operating income/charges							
Income before taxes							
Income tax expense							
Net result							
Net result from non-current assets held for sale							
Minority interests							
Net profit for the year pertaining to the Group							
Capital expenditure	159	253	112	86	115	92	
Total Assets	7,879	8,346	2,157	1,956	2,168	2,160	
TOTAL NON-CURRENT LIABILITIES	1,415	660	281	323	389	442	

For comments on sector performance, see the pertinent section of the Report on Operations.

	Waste & Power		Services		Other Activities		Eliminations		Total AEM Group	
	01 01 07 12 31 07	01 04 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*
	149	124	125	120	15	17	(1,670)	(1,717)	7,011	6,746
	3	*2*	*116*	*99*			*(1,670)*	*(1,717)*		
	73	45	(59)	(58)	4	6	(5)		1,473	1,378
	49.0%	*36.3%*							*21.0%*	*20.4%*
	(34)	(22)	(26)	(27)	(2)	(2)	13	13	(652)	(668)
	39	23	(85)	(85)	2	4	8	13	821	710
	26.2%	*18.5%*							*11.7%*	*10.5%*
									(219)	(191)
									–	19
									602	538
									(115)	(140)
									487	398
									(1)	57
									(194)	(160)
									292	295
	12	13	22	19	7	4			427	467
	285	327	5,544	5,033	25	22	(4,809)	(4,750)	13,249	13,094
	70	95	3,253	3,269	14	8	194	143	5,616	4,940

In order to provide better disclosure on the business segments in which the AEM Group operates, which are represented according to the "chain" to which they belong.

Electricity

This includes the production and sale of electricity on the free market, as well as the activities involved in the wholesale trading of power.

Gas & Heat

This refers to the production and purchase of gas and those related to its subsequent sale on the market or its use in the Group's thermoelectric power stations. The sector also includes the production and sale of heat in the form of district heating and heat management services.

Networks & Regulated Markets

This includes electricity distribution, the sale of electricity to the captive market, and the gas storage and distribution activities.

Waste & Power

This includes the activities relating to the building, running and transfer to other territorial operators of integrated systems for the disposal of waste by valorising material and energy.

Services

In addition to the previous areas of business, there is also the Corporate sector, which includes the activities of strategy, governance and control of the industrial operations and the centralised services provided to the operating units.

Lastly, the Other Activities area includes the Water Distribution and Treatment activity carried on by the Edison Group through its joint venture IWH.

The results achieved in 2007 by the business segments identified in this way, with comparative figures for the previous year, are summarised below.

National energy scenario

Electricity

In 2007 demand of electricity in Italy amounts to 339.8 TWh, 0.7% more than in the previous year. Load coverage was guaranteed 86.5% by domestic production (86.8% in 2006) with the remaining 13.5% being covered by imports (13.2% in 2006).

Compared with the same months of the previous year, the demand trend showed negative growth rates in February, March and September, and positive for the remaining months.

The national power generation came 84.48% from thermoelectric sources, 12.42% from hydroelectric sources and 3.1% from geothermal and wind power sources.
With respect to the previous year, hydroelectric output decreased by 10.1%.
On the other hand, there was a 1.3% rise in output from thermoelectric sources, a 0.8% increase in geothermal production and 40.7% growth in wind power.
National output rose by 0.1%, while the balance of imports and exports rose by 2.1%.

Gas

Consumption of natural gas in 2007 reached 84.9 billion cubic metres, 0.5% up on 2006.
Because of the weather conditions, which were particularly mild in the first few months of the year, demand declined by 16.9% in January, by 8.4% in February, by 10.8% in March and by 4.9% in April. After a series of negative changes in the first four months of the year, monthly domestic consumption showed the first signs of recovery. The increase was particularly significant during the last quarter of the year (October +17.5%, November +16.5%, December +12.3%).

Measures to cope with potential gas emergencies

The Authority, with resolution no. 296/07, awarded Edipower around 23 million euro to cover the higher costs incurred during the winter of 2006 because of the "gas emergency". These contributions were granted for the temporary use of heating oil instead of natural gas to produce electricity with a view to saving gas, which was in short supply.

On last August 30, the Ministry for Economic Development signed a decree that requires gas importers, from November 5, 2007, to use the entire inward transport capacity assigned to them, with a view to maximising the availability of gas in preparation for the coming winter. As already foreseen last year, the decree lays down that any failures to use the available capacity are considered equivalent to unauthorised withdrawals from strategic stocks, subject to a fee that the Authority established with resolution no. 297/07 for the period 2007-2008. The resolution also suspends application of the penalties for injecting more gas than foreseen into the storage facilities. Lastly, it will be possible to suspend the obligations envisaged under the decree if the situation justifies such a move.

In September, there was renewed debate about the self-sufficiency and safety of Italy's gas system and about the risks of an emergency during the next thermal year. Measures were therefore adopted to cope with potential emergency situations. On last September 11, the Ministry for Economic Development published a decree that defined methods of limiting gas consumption.
In particular, the decree provides for two lines of intervention to be implemented in the event of an emergency: on the one hand, an "effective" contribution, which would grant the possibility of obligatory interruptions for large industrial consumers and, on a voluntary basis, for other large consumers linked directly to the transport network. On the other hand, the decree envisages for all other consumers only an "onerous" contribution towards the mechanism for limiting consumption.

Under article 6 of the same decree, the Authority defined, with resolution no. 277/07, the fees to be applied to all end-customers for the contribution to limiting gas consumption for the year 2007-2008, in addition to the bonuses to be awarded for end-customers effectively complying with the obligation to limit their gas consumption and the penalties to be applied to those that did not.
With the same resolution, the Authority also defined the fees awarded to shippers for their promotion and management activity versus end-customers who accept to limit their gas consumption through the same shipper.

With a decree dated November 23, 2007, the Minister for Economic Development ordered the annual updating of the gas emergency procedure to be used in the event of a national gas shortage brought about by a mismatch between the supply and demand for natural gas. The procedure was updated in accordance with the provisions contained in the Decree of September 11, 2007.

Electricity

The Electricity Division includes the production and sale of electricity on the free market and marketing activities in the wholesale electricity market.

In addition to the activities carried on in this sector by the AEM S.p.A. and by its subsidiaries Aem Trading S.r.l. and Aem Energia S.p.A., it also includes the AEM Group's portion of the activities carried on by Edipower S.p.A. and the Electricity sector of the TdE/Edison Group (Delmi Group).

The companies or activities represented by this segment involve:

AEM S.p.A. and its subsidiaries

- **Production Division of AEM S.p.A..** This is the division of the Parent Company that looks after the technical side of the thermoelectric and hydroelectric plants owned by AEM S.p.A.. The dispatching of the energy produced by these power plants has been delegated to the subsidiary Aem Trading S.r.l. on the basis of specific contracts which govern their respective roles and responsibilities from an economic and legal point of view. Under these agreements, the Production Division of AEM S.p.A. took on responsibility for managing the generation facilities from a technical point of view, guaranteeing the production of electricity on the basis of the dispatching plans drawn up by Aem Trading S.r.l.. Aem Trading S.r.l., on the other hand, has been delegated responsibility for buying the fuel needed for thermoelectric production and for selling the electricity produced on the market.
- **Electricity Division of Aem Trading S.r.l..** Aem Trading S.r.l. operates on the wholesale electricity markets. It is also involved in energy portfolio management. The company has contracts for use of the production capacity installed at the power plants of AEM S.p.A. and Edipower S.p.A., for which it directly handles fuel procurement. It operates directly on the markets organised by Gestore del Mercato S.p.A. (IPEX) and trades in electricity through bilateral contracts with other operators, and purchases

and sells on foreign markets. As part of its portfolio management activity, Aem Trading S.r.l. is also responsible for meeting Aem Energia S.p.A.'s electricity and natural gas requirements.

- **Electricity Division of Aem Energia S.p.A..** This company sells electricity to eligible customers.

Companies consolidated on a proportional basis

- **Edipower S.p.A..** This company, which is consolidated 20% on a proportional basis directly by AEM S.p.A., owns thermoelectric and hydroelectric plants for electricity generation. Edipower S.p.A. has signed agreements with the operating partners for the dispatching of the electricity produced by its own plants. Under these contracts, the company exclusively looks after the technical side of the plants, guaranteeing production on the basis of dispatching plans agreed with the operating partners. For AEM S.p.A., these contracts have been signed by Aem Trading S.r.l..
- **Electricity Division of the TdE Group/Edison (Delmi Group).** The results of the TdE/Edison Group's Electricity Division have been proportionally consolidated at 50%. They include the electricity production and sale activities carried on by Edison S.p.A. and its subsidiaries, and the results of Edipower S.p.A., proportionally consolidated at 50% by Edison S.p.A..

Regulatory and tariff framework

PRODUCTION DIVISION

Emissions trading

In accordance with EU Directive 2003/87/CE, the Member States have to take steps to ensure that no plant that involves CO_2 emissions is still in operation from January 1, 2005 onwards, unless the manager has an authorisation from the competent authority that contains an obligation to return rights or quotas for issuing a metric ton of CO_2 to the extent that such emissions are effectively released into the atmosphere during each calendar year.

The incorporation of Directives 2003/87/EC and 2004/101/EC only took place with Decree 216 of April 4, 2006 after the EU Commission had penalised Italy for being overdue.

On February 23, 2006 the European Union officially approved Italy's National Plan for the assignment of CO_2 emission quotas for the period 2005-2007, so-called Phase I. As a consequence, the Environment Ministry issued a decree on the "Assignment and release of CO_2 quotas for the period 2005-2007" by sector and by plant, which regulates the transfer, restitution and cancellation of the quotas.

On May 15, 2007, the European Commission accepted Italy's National Plan for Phase II, on condition that changes are made to it, including a reduction in the total quantity of emission quotas proposed. The authorised annual assignment of emission quotas amounts to 195.8 million tonnes of CO_2, 6.3% less than what Italy proposed, whereas the use of so-called "flexible mechanisms" (CERs-ERUs) will not be able to exceed 14.99% of the quantity assigned.

Following this decision, the National Committee for the management and implementation of Directive 2003/87/CE approved resolution no. 25/2007, which specifies the field of application of Legislative Decree no. 216/2006 for the period 2008-2012 in accordance with the requirements of the European Commission decided on May 15, 2007. At the beginning of December 2007, the Environment Ministry published on its website a draft for public consultation of the National Allocation Plan for CO_2 emissions for the period 2008-2012.

Provisions concerning CIP 6 energy

With resolution no. 249/06 the Authority updated the CEC (acronym for Costo Evitato di Combustibile = avoided fuel cost) component of the selling price of energy produced by plants that operate under the CIP 6/92 regime, as an advance for 2007, so that the CEC value reflects market prices for natural gas in Italy as much as possible.

The final update of the CEC component for 2007 will be dealt with in a later provision.

The Lombardy TAR accepted the appeals lodged by various companies against resolution no. 249/06, ordering its cancellation.

As a result of this decision, at the end of September the Electricity Sector Equalisation Fund published on its own website the selling prices of electricity produced by CIP6 plants, calculated according to the methods laid down in resolution no. 81/99, which are higher than those foreseen in the Authority's decision which was cancelled by the TAR.

However, on January 22 the Council of State accepted the Authority's appeal against the sentence of the TAR, effectively permitting the application of the disputed resolution already in 2007.

In any case, at the end of December, the Budget Law 2008 assigned to the Authority, with retroactive effect from January 1, 2007, full powers to define the CEC, permitting reference to the market prices of natural gas. With reference to the provisions contained in the Budget Law

2007 regarding the assignment of CIP 6 incentives to the plants fed by sources similar to renewables, the Budget Law 2008 also laid down that such funding should be granted only to plants built and operating prior to the date that the law came into effect.

Other measures

With resolution no. 167/07, the Authority made changes to resolution no. 34/05, relating to the methods and economic conditions for the withdrawal of the electricity produced by plants with a power lower than 10MVA, on the one hand, and higher than 10 MVA on the other, if fuelled by non-programmable renewable sources (as per article 13, paras. 3 and 4 of Legislative Decree 387/03 and para. 41 of Law 239/04) by the manager of the network to which the plant is connected and on the producer's request:

- taking into consideration article 1, para. 1120, of Law 296/06 (the 2007 Budget Law) relating to the exclusion of non-biodegradable waste from the treatment foreseen for renewable sources;
- defining a transitional price for the withdrawal of electricity while waiting for a complete revision of the methods and economic conditions for the withdrawal of electricity due to be carried out after completion of the consultation initiated with document 26/07.

As regards the withdrawal price, note that the measure provides that from July 1, 2007 to December 31, 2007, the prices paid to producers under this measure, defined with reference to article 30, para. 30.1, a), b) and c) of the Integrated Text attached to resolution no. 5/04 (selling prices for electricity sold by the Sole Buyer to the companies that distribute the power previously sold to the captive market) are to be constant and equal to the values for the month of June 2007.

With sentence no. 1 passed on January 18, 2008, the Constitutional Court declared the illegitimacy of the provisions contained in the Budget Law 2006 which in connection with water concessions for hydroelectric purposes, offered 10-year extensions to the expiry dates laid down in Decree 79/99.

TRADING OF ELECTRICITY

Dispatching

From May 1, 2007, the conditions for the provision of the electricity dispatching service were laid down in resolution no. 111/2006, which replaces resolution no. 168/03, in order to permit the development of forward trading in electricity.

With measure 122/07 the Authority resolved to make available to Terna for dispatching some additional interruptible resources (1,000 MW) compared with those already assigned for 2007 with the measure 289/06.

With resolution no. 130/07 the Authority approved an initial proposal by Terna regarding the procedures for the forward procurement of certain resources for the electricity dispatching service. With resolution no. 267/07 the Authority gave its official consent to Terna to stipulate contracts with a maximum duration up to December 31, 2007 with the entities identified as part of the procedures mentioned in the previous provision.

The Authority also asked Terna to propose a new procedure for the forward procurement of resources for the dispatching service, foreseeing in particular that Terna:

i. should give priority to forward trading and contractualisation only of those products that are able to guarantee effective hedging of the risks related to the variability of prices and of the requirement of resources for the dispatching service;
ii. should make amendments and integrations to the procedure approved by the Authority with resolution no. 130/07 so as to encourage wider participation by operators and therefore greater stability in the costs of the dispatching service.

With resolution no. 308/07 the Authority approved Terna's new proposal for technical, economic and procedural methods to conclude forward contracts for the procurement of dispatching resources.

With resolution no. 184/07, the Authority also decided to grant Terna the possibility of stipulating forward contracts for the supply of electricity with entities that have available energy imported from abroad to procure resources for the dispatching service in accordance with the principles of transparency, neutrality and non-discrimination, to permit continuity of service at times when the national system is subject to critical conditions.

With resolution no. 314/06 (confirmed for the whole 2007 with resolution no. 73/07), the Authority continued its gradual approach to the method of calculating the effective balancing fees for non-relevant consumption units, reducing for 2007 the threshold under which mismatches are valued at the market price of the day before (PUN) from 7% to 3%.

With resolution no. 350/07, the Authority amended certain provisions adopted with resolution no. 111/06, in order to:

- regulate the presentation by Terna of supplementary bids on the "day-ahead market", also after January 1, 2008, the expiry date of the transitional regime, for the entire calendar year;
- confirm for the whole of 2008 the methods of applying the effective balancing fees charged to users of withdrawal dispatching foreseen for 2007;

- insert as part of CONSOB resolution no. 111/06 rules concerning the application of the network loss factors, which form part of the dispatching regulations, to enable comparison between the two of the quantities of energy injected and withdrawn from the system at the various tension levels;
- modify the loss factors from January 1, 2008, differentiating between the figures to be applied to the withdrawal points connected at 380/220 kV and those at high tension, without altering the overall amount of the losses on the networks with an obligation to connect for third parties deriving from the application of the loss factors.

With resolution no. 175/07 the Authority amended and integrated the provisions of Attachment A to resolution no. 48/04, which remained valid only for this section, concerning the adequacy of the production capacity of the national power system.
These instructions were adopted in implementation of article 5 of Decree 379/03, which established that the Authority was to define the remuneration of this capacity for a transitional period starting on March 1, 2004 and ending on the date that the new system was fully up and running.
With resolution no. 175/07, the Authority also confirmed for 2007 the transitional mechanism applied in previous years.

With resolution no. 351/07 the Authority determined how Terna was to be remunerated, from 2007, for the costs incurred for providing the electricity dispatching service, envisaging bonus and penalty mechanisms to act as an incentive for the company to provide this service.

With resolution no. 330/07, the Authority laid down conditions for the management of the dispatching priority for production plants using non-programmable renewables at times when the national power system is in a critical situation, with particular reference to the production of electricity by wind farms.

The functioning of the Power Exchange

On April 1, 2004 the Italian Electricity Market (or "Power Exchange") became definitively operative.
The active participation in the Power Exchange on the part of buyers was possible from January 1, 2005.

The Power Exchange, which is organised and run by Gestore del Mercato Elettrico S.p.A. ("GME"), is a non-obligatory market: taking part in market sessions (the "day-ahead market" and the "adjustment market") is voluntary, as producers can sell power through physical bilateral contract stipulated outside the Exchange.

The only constraint on participation, which affects all plants (both those that direct their output to the Power Exchange and those that have stipulated bilateral contracts), concerns the market for dispatching services; participation in this market is obligatory for production units that are authorised to provide dispatching services (whether planned or in real time, i.e. when executing balancing orders on the request of Terna).

Provisions concerning imports

With resolution no. 288/06, in implementation of the decree issued by the Minister of Economic Development on December 15, 2006, the Authority established the methods and conditions for the management of import and export congestion on the interconnection network with other countries for 2007.
The measure envisages that the assignment of transport capacity will be performed by joint procedures on the part of the network managers concerned for all frontiers between countries belonging to the European Union (with the exception of Switzerland and Slovenia). The allocation mechanism chosen is that of explicit auctions that are held on an annual, monthly and daily basis; the portion of the auction proceeds that are paid to Terna goes to the complete benefit of the Italian end-customers (in terms of lower dispatching charges) in proportion to the amounts consumed, which is in line with the Regulations 1228/2003EC of the European Parliament and Council.
The decree of December 15, 2006 confirms the provisions of the decree issued on December 23, 2005 by Ministry of Productive Activities for selling electricity imported by ENEL S.p.A. to Acquirente Unico S.p.A. under long-term contracts (66 euro/MWh), even if it foresees an update of the price based on the price index as per art. 5 of the MPA Decree of December 19, 2003. Note, however, that the capacity reserve has been maintained only for the long-term contract for imports from Switzerland (600 MW), whereas no reserve was granted for the contract with France.

On December 27 and 28, 2006 the Sole Buyer published the results of the import auctions for 2007.

With resolution no. 193/07, the Authority adopted provisions for the period September-December 2007 concerning the management of import and export congestion on the interconnection network with Slovenia.
The Authority expects that the allocation of the capacity available on the Slovenian border for this period will take place by means of a joint assignment based on the rules agreed between Terna and the Slovenian network manager.

Provisions concerning sales to the Sole Buyer of energy destined for the captive market and the assignment of CCC

As regards the base load and peak load CCC allocations (hedging against the risk of volatility of the fee for allocation of transport capacity) for 2007, Aem Trading was assigned base load CCC on both an annual and a monthly basis for the North and Sicily zones, and peak load for the North zones.
Aem Trading S.r.l. also takes part in Terna's tenders for the assignment of CCCs on a monthly basis.

In November and December, the Sole Buyer held auctions for the stipulation of electricity trading contracts and of two-way base load differential contracts for 2007. Aem Trading was assigned 1 MW at the auction held on November 30.

Article 10.3 of EC Law 2006 - Law 13 of February 6, 2007, makes it possible to take out derivative contracts on hydroelectric power in cases where the counterparties are both market operators. This activity is therefore no longer restricted to financial intermediaries. The rule has also been maintained that trading has to take place on regulated markets.
At the meeting held on last August 30, the Council of Ministers approved the decree that introduces into Italian law the Market in Financial Instruments Directive - MIFID (Directive 2004/39/CE); as regards energy derivatives, it gives supervisory duties to both CONSOB and the Authority for Electricity and Gas, outlining their respective areas of responsibility.

Other measures

With resolution no. 191/07, the Authority closed the formal investigation of Aem Trading commenced with resolution no. 186/06, which involved a potential fine for violation of article 4.7 of resolution no. 50/05 on the communication by market operators to GME (Gestore del Mercato Elettrico, the Manager of the Power Exchange) of the information needed for GME to evaluate whether there is a relationship of control or association between operators. The Authority concluded that it had not found any element suggesting that the company was at fault and therefore did not inflict any fine.

Quantitative data

GWh	01 01 2007 12 31 2007	01 01 2006 12 31 2006	Change	% 07/06
Sources Aem				
Net production	**9,591**	**9,851**	**(260)**	**(2.6%)**
- Thermoelectric	3,336	3,405	(69)	(2.0%)
- Hydroelectric	1,477	1,498	(21)	(1.4%)
- from Edipower plants	4,778	4,948	(170)	(3.4%)
Purchases from others producers (1)	8,673	1,955	6,718	343.6%
Total sources of funds - Aem	**18,264**	**11,806**	**6,458**	**54.7%**
TdE/Edison (2)				
Net production	**26,702**	**25,076**	**1,626**	**6.5%**
- Thermoelectric	18,993	17,109	1,884	11.0%
- Hydroelectric	1,483	1,525	(42)	(2.8%)
- Wind power	255	229	26	11.4%
- from Edipower plants	5,971	6,213	(242)	(3.9%)
Purchases and exchanges from others producers	**5,185**	**6,738**	**(1,553)**	**(23.0%)**
Total sources of funds - Edison	**31,887**	**31,814**	**73**	**0.2%**
TOTAL SOURCES	**50,151**	**43,620**	**6,531**	**15.0%**
Uses Aem				
Sales to eligible customers and wholesalers	10,066	5,669	4,397	77.6%
Sales on the Stock Exchange	8,057	6,066	1,991	32.8%
Export	141	71	70	98.6%
Total applications - Aem	**18,264**	**11,806**	**6,458**	**54.7%**
TdE/Edison (2)				
Sales to eligible customers and wholesalers	15,935	19,691	(3,756)	(19.1%)
Sales on the Stock Exchange	6,840	2,996	3,844	128.3%
CIP6 dedicated production	9,046	9,096	(50)	(0.5%)
Export	66	31	35	112.9%
Total applications - Edison	**31,887**	**31,814**	**73**	**0.2%**
TOTAL USES	**50,151**	**43,620**	**6,531**	**15.0%**

(1) Excludes purchases by the Sole Buyer for the captive market.
(2) The figures for the TdE/Edison Group amount to 50% of the annual figures.

During 2007, the Group's total electricity output came to 36,293 GWh, to which has to be added purchases of 13,858 GWh, for a total availability of 50,151 GWh.

The availability of electricity was allocated as follows: 26,001 GWh for sale to eligible end-customers, wholesalers and traders, 14,897 GWh for sale on the Power Exchange, 9,046 GWh for sale to GRTN relating to Edison CIP6 production plant and 207 GWh for sales abroad.

AEM

Thermoelectric and hydroelectric power generation of Aem stations, amounting to 3,336 GWh and 1,477 GWh respectively, was in line with last year (-1.8%). As far as thermoelectric production is concerned, this decrease was due to the different strategy adopted by the Power Exchange for supplies on the primary and secondary markets, the latter being more interested compared with 2006, the purpose being to maximise the profitability of the Group's overall production facilities. The lower production of Edipower's plants is due to the fact that its oil-fired plants were maximised during the first quarter of 2006 to cope with the "gas emergency".

Purchases on the Exchange and from third parties came to 8,673 GWh, which was more than in the last year. Purchases on IPEX, at 4,973 GWh (415 GWh in 2006), were higher than in 2006. This increase corresponds to a similar, although not identical increase in sales on the IPEX during the year. Imports, amounted to 1,417 GWh (291 GWh in 2006) and purchases, including, withdrawals for negative balancing, from other national operators amounted to 651 GWh (512 GWh in 2006). Lastly, purchases also include 1,632 GWh of power purchased on foreign markets for resale on those same markets (737 GWh in 2006).
During the year, direct sales to eligible end-customers and wholesalers, including the quantities bought and sold on foreign markets, went up by 77.6%, while sales on the IPEX grew by 32.8% compared with the previous year.

TDE/EDISON (DELMI GROUP)

Net Group output amounts to 26,702 GWh, and has gone up by 6.5%, compared with last year. The increase is principally attributable to a higher thermoelectric production, (+11%) following the start-up, during the year, of the Simeri Crichi power station and the full availability of the Torviscosa station.
Edipower's stations, on the contrary, produced 3.9% less with respect to the previous year, for the reasons explained above.

Compared with 2006, hydroelectric output recorded a reduction of 2.8% while wind power production showed an increase of 11.4%.
As part of the source optimisation strategy, these higher outputs made it possible to reduce purchases by 23%.

During the year under review, sales of electricity are substantially in line with 2006 (+0.2%). In particular, the growth in sales on the IPEX offset the reduction in sales on other markets.

Significant events during the year

In May 2007 Edison's Board of Directors approved an investment of around 250 million euro for the construction of a 400 MW combined-cycle thermoelectric plant at Thisvi, in the centre of Greece. This project, which has already obtained an installation licence from the Greek authorities, will be carried out in partnership (65% Edison) with Hellenic Energy & Development and Viohalco, both local energy development companies.

On July 11, 2007 the Board of Directors of Edison S.p.A. approved the signing of a Memorandum of Agreement between Edison and Hellenic Petroleum, for the creation of a 50/50 joint venture in the electricity sector in Greece. The joint venture will include T-Power, the subsidiary of Hellenic Petroleum, and the projects already started up by Edison at Thisvi and Astakos for a total of 1,400 MW.

During the second half of 2007, Edison's thermoelectric plant at Simeri Crichi started operations. The new plant uses a natural gas-fed cogenerative combined cycle, the most efficient technology available today, which makes it possible to achieve a yield of more than 56% with a minimal impact on the environment.

On November 14, 2007 Edison and Dolomiti Energia signed an agreement to set up a joint venture to operate in the hydroelectric sector in the Province of Trento. The agreement provides for the contribution to a new company of the businesses relating to the three hydroelectric plants owned by Edison with an installed power of around 180 MW and an average output of more than 500 million kWh per year, and the subsequent sale of 51% of this company's capital to Dolomiti Energia. Edison will hold on to the other 49% of the share capital.

On December 6, 2007 Edison and Cofathec Servizi, a member of the Cofathec Group, signed an agreement that provides for the acquisition by Cofathec of seven thermoelectric plants operating under CIP6/92 agreements due to expire between 2008 and 2014, for a total installed capacity of around 540 MW. In 2006 these plants produced around 3.3 TWh of power, generating revenues of some 360 million euro.

During the last few months of 2007, construction work ended on the new 850 MW combined cycle at the Turbigo (MI) plant of Edipower.

Income statement figures

Millions of euro	01 01 2007 12 31 2007	01 01 2006 12 31 2006 *Restated*	Change
Revenues from sales and services	5,038	4,706	332
Gross profit from operations	1,034	973	61
% of revenues from sales	*20.5%*	*20.7%*	-
Amortisation, depreciation and provisions	(422)	(444)	22
Net profit from operations	612	529	83
% of revenues from sales	*12.1%*	*11.2%*	-
Capital expenditure	159	253	(94)

During 2007, also considering Aem's share of the TdE/Edison Group (Delmi Group), the revenues of the Electricity sector amounted to 5,038 million euro, with a gross profit from operations of 1,034 million euro which after amortisation, depreciation and provisions of 422 million euro led to a profit from operations of 612 million euro.

The following table shows the contribution made to this division by AEM S.p.A., its subsidiaries and the companies consolidated on a proportional basis:

Millions of euro	Aem		Edipower		TdE/Edison		Eliminations		Electricity	
	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*
Revenues from sales and services	1,562	1,078	232	258	3,511	3,645	(267)	(275)	5,038	4,706
Gross profit from operations	306	302	79	90	649	581	-	-	1,034	973
% of revenues from sales	*19.6%*	*28.0%*	*34.1%*	*34.9%*	*18.5%*	*15.9%*	-	-	*20.5%*	*20.7%*
Amortisation, depreciation and provisions	(55)	(40)	(57)	(58)	(310)	(346)	-	-	(422)	(444)
Net profit from operations	251	262	22	32	339	235	-	-	612	529
% of revenues from sales	*16.1%*	*24.3%*	*9.5%*	*12.4%*	*9.7%*	*6.4%*	-	-	*12.1%*	*11.2%*
Capital expenditure	19	44	22	34	118	175	-	-	159	253

AEM

Revenues from sale of electricity, amounting to 1,562 million euro, have increased by 45% compared with the previous year thanks to higher quantities of electricity sold (+6,458 GWh).

Gross profit from operations came to 306 million euro (302 million euro at December 31, 2006), with a slight rise compared with 2006.

The positive result for 2007 was achieved thanks to higher margins on the sale of electricity during the second half of the year compared with the first half. This increase was partly attenuated by the reduction in income from the sale of green certificates and emission trading rights; in fact, 2006 benefited from the sale of CO_2 certificates with validity 2005 and equalisations related to green certificates also for 2005.

Depreciation, amortisation and provisions amount to 55 million euro (40 million euro at December 31, 2006). The increase of 15 million euro is essentially due to the redefinition of the depreciation plan for the transferable hydroelectric plants as a result of sentence no. 1 of January 18, 2008 of the Constitutional Court, regarding the possibility of extending the duration of hydroelectric concessions beyond the deadlines established in Decree 79/99.

As a result of these changes, the profit from operations passed from 262 million euro in 2006 to 251 million euro in 2007.

Capital expenditure amounted to 19 million euro in the year under review and concerned: for 13 million euro, the hydroelectric plants, and more specifically the completion of the Group 3 generator at the Grosio plant and of the Group 2 at the Premadio plant, the completion of the San Giacomo dam, and for 6 million euro the thermoelectric power plants (Group 5 and 6 at the Cassano d'Adda power station).

EDIPOWER

The total volume of electricity produced by Edipower amounted to 4,778 GWh, for a decrease of 3.4% compared with last year.

In the year under review, revenues declined by 10% compared with last year. In fact, production by oil-fired plants was maximised during the first half of 2006 to cope with the "gas emergency".

Gross profit from operations amounted to 79 million euro, 12% lower than at December 31, 2006, mainly because of non-recurring items last year.

Net of depreciation, amortisation and provisions of 57 million euro charged during the year (58 million euro booked at December 31, 2006), profit from operations comes to 22 million euro (32 million euro booked in 2006).

Edipower's capital expenditure during the year amounts to 22 million euro and relates to the construction work on the new 800 MW combined cycle unit at the Turbigo (MI) thermoelectric plant, landscaping of the San Filippo plant (ME) and repowering work at the Mese Power Station (SO).

TDE/EDISON (DELMI GROUP)

In 2007, revenues from sales came to 3,511 million euro, with a slight decrease compared with the previous year (-3.7%).

Gross profit from operations comes to 649 million euro, 68 million euro more than at December 31, 2006.

The increase in gross profit from operations is attributable mainly to higher sales of electricity on unregulated markets which, helped by the increased output thanks to full availability of the Torviscosa and Altomonte plants, more than compensated for the decline in profitability of the CIP6/92 segment.

The profit from operations, after depreciation, amortisation and provisions of 310 million euro (346 million euro at December 31, 2006), came to 339 million euro (235 million euro in 2006).

During the year, the share of capital expenditure pertaining to the AEM Group was 118 million euro (including TdE/Edison's share of Edipower's capital expenditure, amounting to 26 million euro) and concerned in the thermoelectric field, completion of the Simeri Crichi (CZ) plant and repowering of the Turbigo (MI) plant.

Gas & Heat

The Gas & Heat segment includes the various activities involved in the production and purchase of gas and its subsequent sale on the market or its utilisation in the Group thermoelectric power stations. It also includes the production and sale of heat in the form of district heating and heat management services.

In addition to the activities carried out in this sector by the subsidiaries of AEM S.p.A. (Aem Trading S.r.l., Aem Energia S.p.A., Aem Gas S.p.A. and Aem Calore & Servizi S.p.A.), it also includes, for the portion pertaining to the AEM Group, the activities carried on in the Hydrocarbons segment by TdE/Edison Group (Delmi Group) and Plurigas S.p.A..

The companies or activities represented by this segment involve:

AEM S.p.A. and its subsidiaries

- **Gas Division of Aem Trading S.r.l..** It handles the purchases of gas that Aem Energia S.p.A. needs for resale. It also handles the purchases of fuel needed to cover the requirements of the thermoelectric plants of AEM S.p.A. and Edipower S.p.A., for which it looks after the dispatching of the electricity produced, the costs of which are recorded by the electricity chain.
- **Gas Division of Aem Energia S.p.A..** It sells gas to end-customers.
- **Heat Division of Aem Gas S.p.A..** It is the owner of the cogeneration plants at Tecnocity and Famagosta (districts of the city of Milan), heating plants and the district heating networks connected with these plants. The cogeneration plants are under contract to Aem Trading S.r.l. which has the right to use their production capacity in exchange for an annual fee. The district heating networks and heating plants are under contract to Aem Calore & Servizi S.p.A..
- **Aem Calore & Servizi S.p.A..** It is involved in selling heat through the district heating networks owned by Aem Gas S.p.A. and in heat management services.

Companies consolidated on a proportional basis

- **The Hydrocarbons Division of the TdE/Edison Group (Delmi Group).** The results of the Hydrocarbons Division of the TdE/Edison Group (Delmi Group) have been proportionally consolidated at 50% and include the gas production, procurement and sale activities carried on by Edison S.p.A. and its subsidiaries. Compared with the figures for the Hydrocarbons Division shown in the consolidated financial statements of the TdE/Edison Group (Delmi Group), these figures exclude the distribution and storage activities carried on by Edison DG S.p.A. and Edison Stoccaggio S.p.A., respectively, which have been included in the Networks and Regulated Markets segment.
- **Plurigas S.p.A..** The company, which is proportionally consolidated at 40% by AEM S.p.A., operates in the wholesale natural gas market, stipulating purchase contracts mainly to cover the needs of its shareholders (AEM S.p.A., IRIDE S.p.A. and ASM Brescia S.p.A.). The company provides shipping services and also sells gas to wholesalers and large end-users.

Regulatory and tariff framework

GAS TRADING

In order to boost trading on the national market for natural gas, Decree 7 of January 31, 2007 (converted into Law 240 of April 2, 2007) established that the authorisations for the import of gas issued by the Ministry for Economic were subject to an obligation to offer a portion of the imported gas, as defined by the Ministry, on the regulated capacity market (the virtual point of exchange).
This decree also lays down that concession holders for the development of national gas deposits have to sell the product of this development on the same regulated capacity market.

While awaiting a coordinated set of rules for bidding on the regulated gas market as per article 11, paras. 1 and 2 of Decree 7/07, with resolution no. 326/07, the Authority defined the methods of bidding on regulated markets for quotas of the product of natural gas deposits due to the State for the year 2006.
It defines, in particular, the methods of bidding for quotas, as well as the methods for implementing the procedure for their assignment.

SALE OF GAS TO END-CUSTOMERS

Tariff regime

In the conviction that the market is still not mature enough to guarantee competitive conditions that would permit consumers a sufficiently wide choice of trading offers from which to choose the most advantageous, the Authority laid down that when quoting their own economic conditions, companies selling gas will also have to quote the price calculated according to the criteria set by the Authority with resolution no. 138/03. With resolution no. 134/06, from October 1, 2006, the area of tariff protection was limited to residential customers with consumption of less than 200,000 cm/year.

Subsequently, with resolution no. 240/07, the Authority introduced, from October 1, 2007, an 11.69% increase in the element to cover selling costs (QVD) of the price applied to protected customers. This is designed exclusively to recognise further costs incurred by operators deriving from changes in the regulatory framework.

To resolve the uncertainty caused by the dispute over application of resolution no. 248/04 the Authority, with resolution no. 79/07, redefined the economic conditions for the supply of gas for the period January 2005-June 2006.

In particular:

- for 2005, updates of the economic conditions for the supply of gas laid down in resolution no. 195/02, in force prior to the issuance of resolution no. 248/04;
- for first half 2006, the quarterly update resolutions (nos. 298/05 and 63/06) have been confirmed, based on the criteria in resolution no. 248/04;
- from June 1, 2006, resolution no. 134/06 remains valid;
- there is an obligation to renegotiate natural gas wholesale purchase contracts stipulated after January 1, 2005 and outstanding during the period January 1, 2006-June 30, 2006, in line with the values defined in the resolution. Sales operators that have complied with these obligations are recognised an amount equal to the corresponding volumes consumed by customers times 50% of the difference that comes from applying the values calculated according to resolution no. 195/02 rather than those laid down in resolution no. 79/07, for the period January 1, 2006-June 30, 2006. With resolution no. 101/07, the deadline for renegotiation was set at June 4, 2007. Pursuant to the same resolution, Aem Energia certified to the Authority that it had complied with this obligation.

Quantitative data

Millions of m3	01 01 2007 12 31 2007	01 01 2006 12 31 2006	Change	% 07/06
Sources Aem				
Purchases				
- from Plurigas	1,011	986	25	2.5%
- from third parties	49	58	(9)	(15.5%)
Total sources of funds - Aem	**1,060**	**1,044**	**16**	**1.5%**
Tde/Edison				
Net production	**464**	**534**	**(70)**	**(13%)**
- Italy	337	356	(19)	(5.3%)
- abroad	127	178	(51)	(28.7%)
Purchases	**6,445**	**6,286**	**159**	**2.5%**
Total sources of funds - Edison	**6,909**	**6,820**	**89**	**1.3%**
TOTAL SOURCES	**7,969**	**7,864**	**105**	**1.3%**
Uses Aem				
Sales to end-customers	978	986	(8)	(0.8%)
Wholesale	82	58	24	41.4%
Total applications – Aem	**1,060**	**1,044**	**16**	**1.5%**
Tde/Edison				
Sales to end-customers	2,332	2,664	(333)	(12.5%)
Sales to thermoelectric plants	4,577	4,156	421	10.1%
Total applications - Edison	**6,909**	**6,820**	**89**	**1.3%**
TOTAL USES	**7,969**	**7,864**	**105**	**1.3%**

Note:
- The figures for AEM are shown net of losses and adjustments as per the price adjustment coefficients laid down by the AEEG in resolution no. 237/00 and subsequent amendments.
- They do not include sales to thermoelectric plants, as the procurement cost is allocated directly to the Electricity Chain. The figures for the TdE/Edison Group amount to 50% of the annual figures.

In the year under review, the total quantity of gas available for the AEM Group came to 7,969 million cubic metres, including 464 million cubic metres produced by Edison, both in Italy and abroad.

The available gas was allocated as follows: 3,392 million cubic metres for sales to end-customers and wholesale deliveries and 4,577 million cubic metres for sale to the TdE/Edison Group's thermoelectric power plants.

AEM

The total volumes sold by AEM S.p.A. and its subsidiaries in 2007 amounted to 1,060 million cubic metres, substantially in line with the previous year.

Because of the mild winter, heat volumes fell, going from 434 thermal GWh in 2006 to 414 thermal GWh in the year under review.

As regards quantitative data, the cogeneration plants owned by Aem Gas S.p.A. produced 52 GWh of electricity (77 GWh in 2006).

TDE/EDISON (DELMI GROUP)

Net gas production by AEM's share of the TdE/Edison Group came to 464 million cubic metres, a decrease of 13% compared with 2006. This trend was due partly to the reduction in national output because of the natural decline of the gas deposits, and partly to technical problems at the Rosetta gas fields in Egypt.

The procurement activity during 2007 registered a 21.2% decrease in gas imports compared with 2006, versus a 41% increase in national purchases, in line with a policy of optimising the portfolio of sources. Total volumes sold, which amounted to 6,909 million cubic metres are in line with 2006. In particular, sales for civil uses are 20.2% lower because of the mild winter, whereas sales for thermoelectric uses have increased by 10.1% thanks to the higher thermoelectric output.

Significant events during the year

The main events during the year affecting the Gas & Heat Division included:

- works on the Canavese cogeneration plant in Milan are being completed, the first step in the "Unified project for the development of a heat pump for urban district heating". In particular, assembly of the first heat pump is currently nearing completion. The district heating service started in October 2007, using auxiliary boilers. During 2008, the plant's production capacity is expected to rise when the motors start functioning at the beginning of the thermal season 2008-2009;
- in January 2007, Edison announced that it had signed an Intergovernmental Agreement between Italy and Greece for the construction of the IGI Italy-Greece Natural Gas Pipeline between the two countries. The IGI gas pipeline, which is to be built by Edison and Depa,

will be connected to the Turkish network, thus making it possible for Italy and other EU countries to import 8 billion cubic metres of natural gas per year from the Caspian Sea and the Middle East. On the basis of the agreements between the two companies, 80% of the transport capacity will be reserved for Edison, while the other 20% will be for Depa;

- in February 2007, through its subsidiary Edison International S.p.A., Edison S.p.A. was awarded 5 new hydrocarbon exploration licences in the Norwegian Continental Platform by the Oil and Energy Ministry of Norway. In particular, the company acquired three licences in the North Sea and two in the Sea of Norway. Edison will be present in these blocks with quotas that vary from 50% to 15%, in joint venture with important international operators;
- in February 2007, Edison, through its subsidiary Edison International, and Petrobras, Brazil's national hydrocarbons company, signed an agreement under which Petrobras will work alongside Edison in the exploration of the Rufisque Offshore Profond block off the Senegal shore;
- in March 2007 Edison announced the inauguration in Qatar of the liquefaction plant for the natural gas that is to be regasified for Edison at the "Adriatic LNG" terminal, which will be installed in the Adriatic Sea off the shore of Porto Levante (RO) with a total capacity of 8 billion cubic metres per year Under these agreements, Qatar will supply Edison 6.4 billion cubic metres of gas per year for 25 years;
- on July 26, 2007, the Italian Minister for Economic Development, the Greek Minister of Development and the Turkish Minister of Energy and Natural Resources signed an Intergovernmental Agreement for a development of a system of gas pipelines for the importation of natural gas from the Caspian Basin and the Middle East through Turkey and Greece. With this formal document, the three governments recognise the strategic value of the gas transit corridor and undertake to support the activity of the industrial enterprises involved in building the infrastructure (Italy's Edison, Greece's Depa and Desfa, and Turkey's Botas), in order to accelerate the construction time and do everything possible for it to be inaugurated by the end of 2012. The Turkey-Greece gas pipeline link was inaugurated on November 19, 2007. It is 296 kilometres long and, once it is up and running, it will have a transport capacity of 11.5 billion cubic metres per year. Thanks to this pipeline, the first supplies of gas from the Caspian Basin have arrived in Greece;
- on November 14, 2007, the Italian Minister for Economic Development and the Algerian Minister of Energy signed an Intergovernmental Agreement for a development of a system of the Galsi gas pipelines which will connect Algeria and Italy. With this formal document, the governments recognise the strategic value of the Galsi gas pipeline, of which Edison is the main Italian partner, and undertake to support the activity of the industrial enterprises involved in building it, in order to accelerate the construction time and its start-up by the end of 2012.

Income statement figures

Millions of euro	01 01 2007 12 31 2007	01 01 2006 12 31 2006 *Restated*	Change
Revenues from sales and services	2,650	2,758	(108)
Gross profit from operations	252	246	6
% of revenues from sales	*9.5%*	*8.9%*	-
Amortisation, depreciation and provisions	(102)	(105)	3
Net profit from operations	150	141	9
% of revenues from sales	*5.7%*	*5.1%*	-
Capital expenditure	112	86	26

During the year under review, the revenues of the Gas & Heat segment, including Aem's portion of the TdE/Edison Group (Delmi Group), amounted to 2,650 million euro. Gross profit from operations came in to 252 million euro which, after depreciation and amortisation and provisions for 102 million euro, determined a profit from operations of 150 million euro.

The following table shows the contribution made to this division by AEM S.p.A., its subsidiaries and the companies consolidated on a proportional basis:

Millions of euro	Aem		Plurigas		TdE/Edison		Eliminations		Gas & Heat	
	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*
Revenues from sales and services	532	538	395	376	1,979	2,087	(256)	(243)	2,650	2,758
Gross profit from operations	37	24	16	7	199	215	-	-	252	246
% of revenues from sales	*7.0%*	*4.5%*	*4.1%*	*1.9%*	*10.1%*	*10.3%*	-	-	*9.5%*	*8.9%*
Amortisation, depreciation and provisions	(10)	(18)	(1)	-	(91)	(87)	-	-	(102)	(105)
Net profit from operations	27	6	15	7	108	128	-	-	150	141
% of revenues from sales	5.1%	1.1%	3.8%	1.9%	5.5%	6.1%	-	-	5.7%	5.1%
Capital expenditure	38	24	-	-	74	62	-	-	112	86

AEM

Net revenues for the year amounted to 532 million euro, compared with 538 million euro in the previous year. The reduction in revenues is mainly due to the lower volumes of gas and heat sold because of the exceptionally mild weather during the first months of the year.

The gross profit from operations increases by 13 million euro, with respect to the previous year. This positive trend is principally attributable to the increase in gas sale unit margins caused by the lag in the indexing formulae, to the release of the portion relating to 2005 (4,700

thousand euro) of the specific provision for risks relating to the possible equalisations to be carried out with end-customers following the publication of resolution no. 79/07 with which the Authority retroactively redefined the economic conditions for the period January 2005-June 2006 and, to a lesser extent, to a positive net balance of out-of-period items compared with the previous year.
These positive elements offset the lower profitability brought about by the contraction in gas and heat sales and by the lower sales of electricity produced by the cogeneration plants.
Depreciation, amortisation and provisions amounted to 10 million euro (18 million euro at December 31, 2006, of which 9.1 million euro relating to the provision for risks created following the publication of provisions nos. 65/06 and 134/06).

As a result of these changes, the net profit from operations amounts to 27 million euro (6 million euro in 2006).

Capital expenditure in the year under review amounted to 38 million euro and mainly concerned further development of the district heating networks in Canavese, Sesto San Giovanni (MI), in Figino, Famagosta and Santa Giulia, as well as the progress on the construction of the new cogeneration plant at Canavese and upgrading works on the Tecnocity and Famagosta plants.

PLURIGAS

During 2007 sales by Plurigas S.p.A. came to a total of 3,637 million cubic metres of gas, an increase of 6.2% compared with 3,424 million cubic metres in the previous year.

The increase in revenues, 19 million euro, is attributable to the higher quantity of gas sold during the year compared with 2006, mainly due to the shipping activities of Russian gas and to the sales of gas relating to the 2007 gas release by Eni.

The gross profit from operations shows a growth of 9 million euro compared with December 31, 2006. This increase is principally attributable to the lack of recourse to strategic stocks as a result of there being a higher availability of storage capacity and very mild weather in the early part of the year; this combined with careful management of the source portfolio, which made it possible to increase the profitability of summer arbitrage deals, thanks to the attractive prices to be found on markets in northern Europe.

As a result of these trends, the profit from operations amounts to 15 million euro (7 million euro at December 31, 2006).

TdE/Edison (Delmi Group)

In 2007 revenues from sales amount to 1,979 million euro, 5.2% lower versus the previous year. This fall was partly due to the lower volumes sold because of the particularly mild temperatures during the early part of the year, and partly due to the reduction in average selling prices following the price adjustment for the gas sold to CIP6/92 plants under resolution no. 249/06, based on the cost element avoided by the fuel used by these plants.

Gross profit from operations, however, amounted to 199 million euro, 7.5% lower than last year: the very negative impact brought about by application of resolution no. 249/06 was partly offset by the improvement in operating profit margins thanks to diversification and optimisation of the portfolio of sources. The chain also benefited from the release of 28 million euro from the provision made for resolution no. 248/04 (or 79/07), which in 2006 generated a provision of around 25 million euro, as well as the release of 10 million euro from the provision made for resolution no. 284/06 following settlement of the dispute with AEEG.

The profit from operations, after depreciation, amortisation and provisions of 91 million euro (87 million euro at December 31, 2006), came to 108 million euro (128 million euro at December 31, 2006).

During the year, the Group's share of capital expenditure came to 74 million euro and mainly concerned:

- the opening of new production wells on the Emma field in the Adriatic Sea;
- the drilling of two new wells and a work-over of the Garaguso-Accettura on-shore deposit;
- activities relating to the latest stages of development of the Rosetta concession in Egypt;
- exploration activities in Algeria, Senegal and Côte d'Ivoire.

Networks & Regulated Markets

The Networks and Regulated Markets sector includes the distribution of electricity, its sale only to the captive market and the storage and distribution of natural gas.

In addition to the activities carried on in this sector by the subsidiaries of AEM S.p.A. (Aem Elettricità S.p.A. and Aem Gas S.p.A.) it also includes the AEM Group's portion of the activities involved in the distribution and storage of gas of the TdE/Edison Group (Delmi Group).

During 2006 the following companies were sold: Metroweb S.p.A., Serenissima Gas S.p.A., Aem Trasmissione S.p.A. and Edison Rete S.p.A. As a result, in application of current accounting standards (IFRS 5), the revenues and costs of these companies were shown in a separate line item called "Result of non-current assets due to be sold" in 2006. The following figures do not therefore include these companies' results.

The companies or activities represented by this segment involve:

AEM S.p.A. and its subsidiaries

- **Aem Elettricità S.p.A..** It owns the high, medium and low voltage electric networks in the municipalities of Milan and Rozzano (MI) through which it offers the distribution and sale of electricity to so-called captive customers and the distribution of electricity to all customers connected to these networks. Operations are conducted on the basis of a concession issued by the Ministry of Productive Activities. Through the Public and Traffic lights division, the company runs the urban illumination (street lighting and floodlighting), traffic light and video surveillance networks in the city of Milan and surrounding areas. Lastly, Aem Elettricità S.p.A. performs procurement and logistic activities, as well as excavation and works coordination for all of the companies in the AEM Group.
- **Networks Division of Aem Gas S.p.A..** It owns the natural gas distribution network in Milan and adjacent municipalities. The distribution of gas to customers who have

stipulated contracts with trading companies is based on concessions or mandates from the individual municipalities.

Companies consolidated on a proportional basis

- **Edison DG S.p.A..** It distributes natural gas principally in north-east (Veneto) and central Italy (Lazio and Abruzzo), based on specific concessions or mandates from the individual municipalities.
- **Edison Stoccaggio S.p.A..** It operates in the storage of natural gas, providing modulation services through the two storage concessions that it holds; its current potential, which is being increased, is equal to 340 million cubic metres of working gas.

The results of these two companies are proportionally consolidated at 50%.

Regulatory and tariff framework

Natural gas distribution division

Assignment of the gas distribution service

As regards assignment of the distribution service, Law 239/04 (Reform of the energy sector) provided for a review of the transitional period, as determined by article 15 of Decree 164/00, according to which the concessions outstanding at the time that Decree 164/00 became effective, for which no expiry was foreseen or, if foreseen, it was longer than the transitional period, these concessions continue until the end of transitional period.
In light of the regulatory uncertainties deriving from this amendment, the rules governing the transitional period for the gas distribution service concessions was revised once again. The legislator has in fact intervened to clarify the current rules once and for all by means of a norm contained in Decree Law 273/05, also known as the "*decreto milleproroghe*" (thousand extension decree) and provided that the transitional period mentioned in article 15.5 of Decree Law 164/00 will be extended to December 31, 2007 and that this deadline be automatically extended to December 31, 2009 if at least one of the conditions mentioned in article 15.7 of the same decree takes place. The local authority granting the concession can extend the transition period by another year for reasons of public interest as specified in para. 69 of law 239/04.

Recently, the legislator again intervened in connection with the end of the transition period: firstly, during the conversion into law of Decree 159 of October 1, 2007, and then with the approval of the Budget Law (Law 244/07). This introduced the fact that the new tenders for awarding the service would have to be called within two years of the ministers identifying the best location, and this in turn will have to be identified for each territorial basin by the end of November 2008.

Tariff regime

The Authority passed resolution no. 170/04 which defines the criteria for setting natural gas distribution tariffs in the second regulatory period (2004-2008) fixing the rate of return on capital employed, namely 7.5%, and the rate at which productivity is expected to increase ("price cap"), namely 5%, which is only to be applied to operating costs and depreciation.

The restriction on the revenues of each company has to be calculated on the basis of the parameters already approved by the Authority and applied by the companies in the first regulatory period.
Hence, with resolution no. 122/05, the Authority has partially modified resolution no. 170/04, adopting a method of calculating the restriction on revenues that takes account of the investments made subsequently to those considered for approval of the restriction relating to thermal year 2003-2004.

In compliance with this decision, the Authority passed resolution no. 218/06 which identifies decreasing rates of improvement in productivity for the thermal years from 2005-2006 to 2007-2008, establishing lower rates of recovery in the second regulatory period than in the first period: the rate of improvement in productivity has therefore been set at 4.8%, 4.6% and 4.4% for the thermal years 2005-2006, 2006-2007 and 2007-2008 respectively.

The Authority approved the distribution tariff options presented by Aem Gas S.p.A. for the thermal years 2005-2006 and 2006-2007, pursuant to resolutions 258/06 and 125/07.
The tariff options presented by Aem Gas S.p.A. for the thermal years 2007-2008 were approved by the Authority with resolution no. 321/07.

Given that the gas regulatory period is scheduled to end on September 30, 2008, the Authority commenced a procedure for the development of measures dealing with tariffs for the distribution of gas to be adopted in the third regulatory period.

With resolution no. 124/07, the Authority launched an enquiry into the application by companies operating in the transport, distribution and sale of natural gas:

- of the tariff adjustment coefficient M for the variable price components for gas distribution and the supply of gas to customers subject to the economic conditions laid down in resolution no. 138/03. This coefficient, which was established by the Authority with resolution no. 237/00, is applied to customers with volume meters that measure gas in low pressure without correctors;

- of the correction coefficient for volumes withdrawn from redelivery points with a corrector for medium pressure redelivery points and low pressure ones with a class meter not lower than G 40 without correctors. This coefficient is determined by the distribution company with a specific method in agreement with the users of the distribution service.

With resolution no. 227/07, the Authority closed the enquiry started with resolution no. 124/07.
With resolution no. 271/07 the Authority asked a number of distributors, including Aem Gas, to provide missing information or to correct any errors found during an analysis of the data made available during the preliminary phase of this investigation.
Lastly, with resolution no. 302/07, the Authority approved a series of inspections to ascertain correct application of the coefficients for correcting gas volumes, i.e. the instructions contained in resolutions nos. 237/00 and 138/04.

Other measures – quality of gas services

With resolution no. 185/07 the Authority initiated a formal investigation into the possibility of fining Aem Distribution Gas & Heat for infringing the provisions of resolution no. 168/04 regarding the safety of the natural gas distribution service. This with particular reference to the 2006 trend in the indicators relating to the emergency intervention service, which deteriorated because of the unexpected increase in calls in the months following the accident in Via Lomellina,
The emergency service was in fact compromised during the last few months of 2006 because of the accident that took place in Via Lomellina on September 18, 2006, where, for reasons not attributable to Aem Gas, an apartment block collapsed because of a gas leak in one of the houses.

POWER DISTRIBUTION AND SALES OF ELECTRICITY TO CAPTIVE CUSTOMERS

Tariff regime

The Authority issued resolution no. 5/04 issued a new Integrated Text giving the tariffs applicable to the transmission, distribution, measurement and sale of electricity for the period 2004-2007.

The new tariff regime recognises a rate of return on capital employed of 6.8%. Tariff cuts after 2004 will be calculated according to the price-cap mechanism, with a 3.5% annual decline in operating costs and depreciation recognised in the tariff for the distribution service.

The Integrated Text attached to resolution no. 5/04 also regulates the sale to distribution companies of the power destined for the captive market, as procured by the Sole Buyer from April 1, 2004, when merit-order dispatching takes effect. The selling price to distribution companies is based on the costs incurred by the Sole Buyer for the purchase of electricity and dispatching services, as well as for hedging its risks, and includes an amount for the remuneration of the activity carried on by it.

Lastly, the Integrated Text introduced equalisation systems (for which the application methods were defined with resolution no. 115/05) for distributors relating to:

- purchase costs of electricity for captive customers;
- transmission service costs;
- revenues from the sale of electricity to residential customers;
- the difference in distribution costs among companies non attributable to them, as estimated by parametric methods.

With reference to the equalisation payments for 2005, Aem Elettricità paid the amounts due on February 28, 2007; the rebates were received from the Electricity Sector Equalisation Fund on March 31, 2007.

With resolution no. 95/07, the Authority:

- activated extraordinary procedures for the definitive determination of the balances due under the general equalisation mechanisms for the years 2004 and 2005. There is therefore provision for the Electricity Sector Equalisation Fund to calculate the amounts still due by or to operators and the liquidation of such amounts. In December 2007, the Fund communicated to Aem Elettricità the amount that it had to pay under the energy equalisation mechanism for the year 2004;
- adopted measures to penalise distributors in the event of further requests for adjustment of the figures already communicated for the purpose of determining the matters discussed in the previous point, as well as any requests for adjustment of the figures that will be communicated for the purpose of defining such balances for the years 2006 and 2007.

With resolution no. 168/07, the Authority, suspended the quantification and payment of amounts due under the general equalisation for 2006.

With resolution no. 203/06, the Authority provided for the updating of the fees for the distribution of electricity for 2007.

Moreover, it is foreseen that the CTR component (to cover the costs relating to the transport service on the national grid for distribution companies) and of the TRAS transmission fee will be applied in exactly the same way during the various hourly bands. As a result, from 2007 the transmission cost equalisation mechanism is no longer in force. In this regard, resolution no. 286/06 establishes the coverage of lower revenues earned by distributors as a result of the non-application of the TRAS component to the energy to be used internally for transmission and distribution purposes, given that this component is no longer equalised.

With resolution no. 275/06, the Authority provided for 2007:

a) to update the components to cover the costs relating to the purchase and sale of electricity for the captive market;
b) to update the fees paid for the service involving the measurement of electricity In this regard, the Authority took into consideration the amount of the investment made by certain companies during the four-year period from 2002 to 2005 in excess of those already recognised, for the endowment of withdrawal points relating to users connected in low voltage with electronic meters and remote management systems. The remuneration of such investments will only be recognised to those companies that actually made them. In order to comply with the restriction of a single nation-wide tariff, this objective is being pursued by an equalisation mechanism introduced with resolution no. 322/07. In particular, the Authority established that the equalisation system had to recognise the electronic electricity meters installed at points of low tension withdrawal, as described from a functional point of view in resolution no. 292/06, installed as of December 31, 2005 and which form part of an organic plan to install electronic measuring devices and related remote management systems for low tension users;
c) to update for 2007 the D1, D2 and D3 tariffs destined to low voltage residential customers. The validity of the other domestic options approved for 2006 will be extended to June 30, 2007.

With resolution no. 312/06, the Authority approved the tariff options for 2007 proposed by Aem Elettricità.

With resolution no. 135/07, the Authority established the tariffs for the transmission, distribution and measurement of the electricity sold to residential customers, with effect from July 1, 2007, in order to guarantee their compatibility with the complete liberalisation of the sale service in the electricity sector, envisaging a clear distinction between the tariff components for providing transmission, distribution and measurement services and those for the sale of electricity.

With the same resolution, the Authority:

- revised the mechanism for the equalisation of revenues from the supply of electricity residential customers;
- eliminated the possibility of proposing further residential options after July 1, 2007.

This revision of the residential tariffs is transitory in nature, while awaiting the definition of a new system of social protection to replace the generalised protection currently provided by the D2 tariff. Following the Ministerial Decree that announced the social tariff, the Authority published a consultation document on the revision of domestic tariffs.

In order to correct possible distortions related to the use of parametric systems, the Integrated Text also introduces the possibility on the part of operators to request the adoption of another equalisation mechanism (so-called "specific company equalisation", subsequently defined by resolution 96/04) to integrate the revenues admitted, were it demonstrated that they were inadequate to cover the costs recognised to the specific operator. Aem Elettricità S.p.A. has applied to participate in the specific company equalisation system and is waiting for the Authority to complete its preliminary investigation, which will decide on the amount of equalisation that is to be recognised.
In this connection, we would point out that in May 2005 the Lombardy TAR, to which certain distributors, including AEM S.p.A., had filed an appeal, partially cancelled resolution no. 5/04 (with particular reference to the criteria for determining tariff levels for the second regulatory period) and regulation 96/04.
In January 2006, the Council of State partially accepted the Authority's appeal to cancel this sentence. In particular, the Board considered it illegitimate that resolutions 5/04 and 96/04 do not take account of the price paid by the distributor to Enel for the network that was sold. With resolution no. 177/06, the Authority initiated proceedings to define how to implement the decisions of the Council of State and suspended the preliminary activities relating to the specific company equalisation system until this process has been settled. The investigation regarding Aem Elettricità was postponed to October 2007.

With resolution no. 316/07, the Authority established the mechanism for updating the specific corporate correction factor for the revenues admitted to cover distribution costs for the years 2005-2007, to realign the amount of each company's specific equalisation to its effective level of capital expenditure. For the purposes of this updating, the effective costs to be recognised to the distribution companies that take part in the specific company equalisation are evaluated using methods that are consistent with those used to set tariffs for the regulation period 2004- 2007.

Provisions concerning the completion of deregulation of the electricity market

Directive 2003/54/CE requires Member States to adopt suitable measures to leave domestic electricity market customers free to choose their own supplier from July 1, 2007.
Considering that the current state of the passage through parliament of the bill meant to introduce this directive did not permit Italy to adopt the delegated decree by July 1, on June 18, 2007 the Council of Ministers launched Decree Law 73 (converted into Law 125 of August 23, 2007) in order to define urgent measures for the implementation of the EC instructions on the liberalisation of energy markets.

This urgency decree provided:

- for an obligation to create separate companies for the power distribution and sale activities within 180 days of the decree taking effect for those companies that at June 30, 2007 are still involved in both distribution and sales on an integrated basis;
- that residential customers, from July 1, 2007, would have the right to pull out of the pre-existing electricity supply contract as captive customers according to the methods laid down by the Authority (which in this connection issued resolution no. 144/07 on the rules for withdrawing from contracts for the supply of natural gas and electricity to end-customers).

  If there is no choice of seller on the free market, residential customers and low voltage companies with less than 50 employees and turnover of not more than 10 million euro are included in the system that provides higher protection. With resolution no. 311/07, the Authority defined the methods for asking end-customers for autocertification of the requisites to qualify for the higher protection regime.

  Provision of service for protected customers is guaranteed by the distribution company, also through special sales companies. Procurement for these customers continues to be done by the Sole Buyer.

  The Authority lays down reference prices for the provision of electricity to such customers based on the effective cost of the service.

  With resolution no. 237/07, the Authority also arranged for the application of economic conditions to the higher protection sales service split into two hourly bands for customers who ask for it.

  With resolution no. 272/07, the Authority introduced measures to ensure that those providing the higher protection service who provide on an integrated basis, also temporarily, both the higher protection service and the sale of electricity to free-market customers guarantee maximum transparency in relations with their end-customers.

With Decree of November 23, 2007, the Ministry for Economic Development adopted instructions to ensure the protection of unprotected end-customers, who on a transitional basis had lost their electricity supplier or who had not chosen a provider, by means of competitive procedures by territorial area and at conditions that provide incentives to switch gradually to the free market. Until this service was up and running, the continuity of supply to such customers is being assured by the distribution or sales company connected with those businesses, at non-discriminatory conditions and prices published in advance. Those who won the tender provide the service from April 1, 2008. With resolution no. 156/07 (*Integrated Text of the Instructions issued by the Authority for Electricity and Gas for the provision of electricity with greater protection for end-customers in accordance with Decree Law 73/07 of June 18, 2007 - known as the "TIV"*), the Authority established that up until September 30, 2007 those providing protection have the right to ask the Sole Buyer to continue providing the procurement function with reference to protected customers. In this case, the protected price applied by the Sole Buyer to the provider is determined in advance by the Authority. Aem Elettricità decided to make use of the Sole Buyer up until August 31 for the provision of energy to be delivered to protected customers; since September 1, it has been buying on the open market.

As part of the process of completely deregulating the electricity market, with resolution no. 157/07, pursuant to article 1.1 of Decree 73/2007 (converted by Law 125 of August 23, 2007), the Authority approved the rules on gaining access to measurement data for the purpose of making commercial offers for the provision of electricity or natural gas. With resolution no. 183/07, the Authority launched a process for the drawing up of measures for the recovery of costs deriving from the application of the rules laid down in resolution no. 157/07.

Measurement of electricity consumption

With resolution no. 292/06, following consultation with operators, the Authority defined the new obligations for distributors regarding the installation of electronic meters that permit remote management of low voltage withdrawal points.
The measure provides for meter installation to be completed by the end of 2011, following the four phases that lead to gradual coverage of all low voltage withdrawal points.

Considering the delays in Terna's assessments regarding the organisation of the procedures for the identification of the entities to be used to carry out the measurement aggregation service, with resolution no. 343/07 the Authority extended for two years (2008-2009) Terna's use of the distribution companies in order to guarantee orderly execution of this essential service. Considering that the level of continuity of Aem Elettricità in 2006 for the Milan area was above average, with resolution no. 288/07 the Authority awarded the company a bonus of around euro 792,000.

ENERGY SAVING

Pursuant to the decrees of the Ministry of Productive Activities and the Minister of the Environment of July 20, 2004 for the period 2005-2009, distributors of electricity and natural gas who on December 31, 2001 served at least 100,000 end-customers are required to comply with specific savings objectives, in proportion to the amount of energy distributed.

In order to achieve these objectives, distributors will be able to develop energy saving projects, in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

"Energy efficiency certificates" (white certificates) will be assigned by GME as an attestation of the energy savings (measured in tonnes of oil equivalent, toe) achieved as a result of the projects carried out Gestore del Mercato Elettrico.

In order to achieve the objective, these certificates can also be purchased from third parties, in toto or in part, through bilateral negotiations or in a specific market.

Tariff grant

With resolution no. 219/04, the Authority decided on the standard tariff contribution (100 euro per toe saved) to cover the costs incurred by operators to achieve the savings objectives. This price remained the same in 2007.

With resolution no. 345/07, the Authority confirmed the value of 100 euro per toe for each type I and II certificate cancelled in May 2009 in order to achieve the specific saving targets for 2008.

Pursuant to resolution no. 13/07 Aem Elettricità received grants from the Electricity Equalisation Fund of euro 282,700 for 2005 and euro 566,000 for 2006.

Sanctions

In a communication sent on December 29, 2004, the Authority clarified the methods that it will follow in applying the sanctions foreseen in the ministerial decrees of July 2004 to those obliged who are in breach of contract.

The sanctions will be "proportional and in any case higher than the amount of the investments needed to compensate the breaches of contract".

Energy savings objectives for the year 2007

With resolution no. 293/06 the Authority set the energy savings targets for 2007.
The specific target for Aem Gas S.p.A. came to 14,176 toe.
The specific objective for Aem Elettricità S.p.A. came to 11,083 toe.

Energy efficiency certificates earned

Thanks to the energy saving projects realised in the period 2001-2005, as well as in 2006 and 2007, and to bilateral purchases:

- Aem Gas S.p.A. has to date obtained recognition for around 6,700 certificates, which is sufficient to cover the 2005 and 2006 target and part of the 2007 target;
- Aem Elettricità S.p.A. has to date obtained recognition for around 25,000 certificates, which is more than sufficient to cover the 2005 and 2006 and part of the 2007 targets.

INSTRUCTIONS ON ACCOUNTING AND FUNCTIONAL UNBUNDLING

With resolution no. 11/07, partially amended by resolution no. 253/07, the Authority issued an Integrated Text on administrative and accounting unbundling for companies operating in the electricity and gas sectors, modifying the current rules (established by resolutions 310/01 and 311/01).

In particular, the resolution introduces obligations for vertically integrated groups to unbundle the management of key infrastructures for deregulation (including distribution and measurement) and the activities carried on in the free market. The purpose is to ensure neutrality in the management of these infrastructures and to avoid discrimination in the access to commercially sensitive information and cross-transfers of resources between segments of the chains.
To this end, the plan is to give these unbundled activities decision-making and organisational autonomy by having them administered by an "Independent Manager". The deadline for unbundling, which was initially set for January 1, 2008 (except for the unbundling of distribution and measurement, which will run from 2010 in the electricity sector and from 2012 in the gas sector), was postponed until June 30, 2008 by resolution no. 253/07.

The new rules on accounting unbundling, on the other hand, are expected to come into effect in the first financial period that commences after December 31, 2006, with the possibility of a one-year delay (requested by the AEM Group).

As a result of the appeal against this resolution by various operators, including Aem, the Lombardy TAR only accepted part of the appeal with a sentence that was deposited on December 24, 2007.

Quantitative data

	01 01 2007 12 31 2007	01 01 2006 12 31 2006	Change	% 07/06
AEM				
Electricity distributed (GWh)	7,526	7,609	(83)	(1.1%)
Electricity sold to captive customers (GWh) (1)	3,903	4,387	(484)	(11%)
Natural gas distributed (in millions of cubic metres)	1,117	1,180	(63)	(5.3%)
EDISON				
Natural gas distributed (in millions of cubic metres)	134	142	(8)	(5.6%)

(1) The 2007 figure includes 281 GWh of electricity sold to protected customers.

The electricity distributed by the Group through the networks located in the Municipalities of Milan and Rozzano, in 2007 amounted to 7,526 GWh, with a decrease on the previous year (7.609 GWh). The amount of electricity sold to captive customers fell by 11%, coming in at 3,903 GWh.

At December 31, 2007 the Group distributed 1,251 million cubic metres of gas to customers connected to its distribution network. These figures also include the 50% share relating to the distribution activities of Edison, equal to 134 million cubic metres. The gas distributed in the Milan area and in neighbouring municipalities amounted to 1,117 million cubic metres, with a decrease versus last year, due to lower consumption of gas for domestic heating caused by the mild temperatures in the first months of the year.

Income statement figures

Millions of euro	01 01 2007 12 31 2007	01 01 2006 12 31 2006 *Restated*	Change
Revenues from sales and services	704	738	(34)
Gross profit from operations	174	166	8
% of revenues from sales	*24.7%*	*22.5%*	-
Amortisation, depreciation and provisions	(79)	(81)	2
Net profit from operations	95	85	10
% of revenues from sales	*13.5%*	*11.5%*	-
Capital expenditure	115	92	23

Considering Aem's share of the TdE/Edison Group (Delmi Group), in 2007 the revenues of the Networks and Regulated Markets sector came to 704 million euro, with a gross profit from operations of 174 million euro, which after depreciation, amortisation and provisions of 79 million euro led to a profit from operations of 95 million euro.

The following table shows the contribution made to this division by AEM S.p.A., its subsidiaries and the companies consolidated on a proportional basis:

Millions of euro	Aem		TdE/Edison		Eliminations		Networks & Regulated Markets	
	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*
Revenues from sales and services	680	714	24	24	-	-	704	738
Gross profit from operations	156	151	18	15	-	-	174	166
% of revenues from sales	*22.9%*	*21.1%*	*75.0%*	*62.5%*	-	-	*24.7%*	*22.5%*
Amortisation, depreciation and provisions	(73)	(76)	(6)	(5)	-	-	(79)	(81)
Net profit from operations	83	75	12	10	-	-	95	85
% of revenues from sales	*12.2%*	*10.5%*	*50.0%*	*41.7%*	-	-	*13.5%*	*11.5%*
Capital expenditure	69	67	46	25	-	-	115	92

AEM

Turnover in 2007 comes to 680 million euro (714 million euro at December 31, 2006). The various divisions contributed as follows:

- distribution and sale of electricity to captive customers: 544 million euro, 6.5% down compared with December 31, 2006. This reduction is mainly attributable to the lower quantities of electricity sold to customers in the captive market as a result of the current liberalisation process;

- distribution of gas: 109 million euro, an increase of 5.3% compared with the previous year due to higher revenues from technical activities carried out on the request of shippers;
- public illumination and traffic light services: 26 million euro, a decrease of 4.5% compared with December 31, 2006 due to lower activities carried out on urban illumination and traffic lights.

The Group gross profit from operations, at December 31, 2007, reported 156 million euro (151 million euro at December 31, 2006).

The various areas of activity contributed to this figure as follows:

- distribution and sale of electricity only to captive customers of electricity: 94 million euro, with a slight increase compared with 2006 (91 million euro) essentially due to the complete liberalisation of the power market from July 1, 2007: the reduction in quantities sold to the protected market has been more than compensated by the sale on the protected market;
- distribution of gas: 60 million euro, with a slight increase compared with 58 million euro in 2006 due to more technical activities carried out on the request of shippers;
- public illumination and traffic light services: 2 million euro, in line with December 31, 2006.

Depreciation, amortisation and provisions amount to 73 million euro (76 million euro at December 31, 2006).

As a result, the profit from operations came to 83 million euro, an improvement on 2006 (75 million euro).

Capital expenditure for the year amounted to 69 million euro and referred to:

- development and maintenance work on the plants in the electricity distribution division for 45 million euro, which relate to the connection of new users, expansion and refurbishment of the medium and low voltage network, maintenance work on the primary and secondary plants and the modernisation of internal plants; the remote management system is also being developed and the first electronic meters are being installed at users' premises;
- development and maintenance work in the gas distribution area for 24 million euro, which mainly concerned connecting new users, as well as replacing medium and low pressure underground tubes, risers and measuring devices, and building of new cabins.

TDE/EDISON

Revenues in 2007 came in at 24 million euro, with a gross profit from operations of 18 million euro (15 million euro at December 31, 2006).

Net profit from operations, after depreciation, amortisation and provisions of 6 million euro, came to 12 million euro.

Capital expenditure during the year amounted to 46 million euro and mainly concerned:

- construction of the Cavarzere-Minerbio gas pipeline;
- upgrading the Collalto storage facility.

Waste & Power

Regulatory and tariff framework

Decree 152 of April 3, 2006 "Rules on environmental matters" acts as the regulatory framework for the waste sector. The new legislation (also known as the Environment Consolidation Act), which implements Law 308 of December 15, 2004 "Mandate to the Government for the reform, coordination and integration of legislation regarding the environment", has in fact revised all of the national rules on the environment, expressly abrogating the "Ronchi Decree" (Decree 22 of February 5, 1997) as regards the regulation of waste.

Up until promulgation of the Consolidation Act, the national framework law on waste was the Ronchi Decree.

The technical rules laid down in the outgoing regulatory framework on waste disposal still remain in force as part of a transitory system until the rules for implementing the Consolidation Act are issued.

The Ronchi Decree

The Ronchi Decree implemented EC directives 91/156/CEE on waste, 91/689/CEE on dangerous waste and 94/62/CE on packaging materials; it also revoked most of the pre-existing regulations, making profound changes to the law in this area. The Ronchi Decree, and its various amendments, set out to ensure a high level of protection for the environment, while safeguarding the health of the population. Unlike the preceding legislation, the Ronchi Decree addressed not only the problems related to waste disposal, but also the question of waste management as a whole: waste collection, transport, recovery and disposal, as well as control over these operations and control over refuse dumps and disposal plants after they have been closed.

The following provisions are of particular importance to the Group's activity:

- classification of waste: waste is classified as urban or special according to its origin and as dangerous or non-dangerous according to its danger level;

- revision of the planning system: the general principle introduced by the decree establishes that it is up to the Authority to encourage a reduction in the final quantity of waste to be disposed of by promoting the reuse, recycling and recovery of material and energy. Waste disposal has to be carried out in conditions of safety and constitutes the residual phase of waste management;
- definition of the responsibilities of the State, Regions and Provinces: the State is responsible, among other things, for defining the general criteria for Integrated Waste Management and for laying down basic policy for the organisation and implementation of differentiated waste collection. Integrated Waste Management is based on the Optimal Territorial Ambits (OTA), which are defined as areas that are meant to achieve self-sufficiency in the disposal of urban waste. The Regions are responsible, among other things, for preparing and updating a Regional Waste Management Plan and for regulating the various activities that waste management involves. The Provinces are responsible for planning and organising waste disposal at a provincial level, the organisation of differentiated waste collection based on the OTAs, as well as for controlling the various urban waste management activities, especially differentiated collection, according to the objectives that have to be achieved by the OTA;
- new rules for plant construction and management: the opportunity to choose between two different procedures is meant to act as an incentive to recover waste: ordinary procedures and simplified procedures from a bureaucratic and administrative point of view. As regards the ordinary procedures, those that intend to build new waste disposal or recovery plants, including those for dangerous waste, have to apply to the Region, which evaluates and, if possible, approves the project. In any case, the simplified procedures have to guarantee a high level of environmental protection and are applied exclusively to certain types of operations and certain types of waste. In particular, the thermal treatment activities to gain access to the simplified procedures have to comply with the following characteristics:
  - they have to use fuels derived from urban or special waste materials identified by type;
  - they have to respect emission limits that are no less restrictive that those established for waste incinerators;
  - they have to ensure transformation of a minimum quota of the waste's calorific power into energy that can be used;
- the National Waste Observatory has to be set up to ensure implementation of the rules laid down by the Ronchi Decree, particularly the objectives of reducing the quantity and dangerousness of waste materials and the efficiency, effectiveness and economicity of waste management, packaging materials and packaging waste, as well as the protection of public health and the environment;

- packaging and packaging waste management.

The Environment Consolidation Act

The new rules on waste management are contained in "Part Four" of Decree 152 of April 3, 2006. The most important aspects compared with the Ronchi Decree are as follows:

- there is a limitation — not foreseen in the Ronchi Decree — on the field of application of the rules on waste up to completion of the recovery operations. Completion takes place when the substances, materials and objects obtained can be used in an industrial process or marketed as Secondary Raw Materials (SRM), fuel or products for sale. Also excluded from application of the rules on waste are materials, substances and objects that already have the characteristics of SRM, fuel or products, without requiring any transformation;
- setting up a National Authority to act as a watchdog over water resources and waste materials, which guarantees and supervises compliance with the principles and pursuit of the aims contained in part IV of the Decree, with particular reference to the transparency of the procedure for contracting out services. This Authority takes over all of the functions already assigned by the Ronchi Decree to the National Waste Observatory, which continues to operate on a transitional basis;
- reorganisation of the Optimal Territorial Ambit (OTA) for the management of urban waste and the constitution of an Ambit Authority with legal status in each OTA. It will have transferred to it the responsibilities currently held by local government agencies, the organisation and the contracting out of the integrated waste management service;
- administrative simplification by introducing a single authorisation for waste disposal and recovery plants. The Ronchi Decree, on the other hand, provided for two: one for the construction of the plant and another for running it. There are also facilitations for companies with ISO/EMAS certification, not only as regards financial guarantees, already foreseen in the Ronchi Decree, but also as regards approval renewals;
- a limitation on the possibility of assimilating special waste with urban waste for collection and disposal purposes. While the Ronchi Decree attributed responsibility for this kind of assimilation to the municipalities, governed by suitable regulations, the Environment Consolidation Act says that it is up to the State, limiting it to entities and firms with specific size characteristics.

The law that delegated the power to promulgate the Consolidation Act expressly provided for the possibility to adopt corrective measures to integrate the decree within two years of it taking effect. The Act was therefore subject to numerous amendments and it still being revised.

Main changes made to the Environment Consolidation Act

Eighteen decrees implementing the Consolidation Act were issued on May 2, 2006.

With a communication published in the Official Gazette no. 146 of June 26, 2006, the Environment Ministry announced that seventeen of these decrees had not been registered by the Court of Accounts, as they had not been sent to it in advance for the control foreseen by article 3.1 of Law 20/1994, with the result that they did not have any legal effect.

The review procedure was initiated also to take account of Italy's deferral to the European Court of Justice on July 3, 2006 by the EU Commission for the excessively strict definition of "waste" adopted in the Consolidation Act, which initially excluded HQ FFW (high quality fuel from waste), metal scrap and other types of waste used by the steel and metallurgy industry.

Law 228 of July 12, 2006 which converted Decree 31/2007 (the so-called. "*decreto milleproroghe*" or thousand extension decree) postponed the introduction of the VIA rules envisaged by the Consolidation Act from January 31, 2007 to July 31, 2007.

On November 8, 2006, Decree 284 amended the Consolidation Act with special reference to the extension of the Basin Authorities, reconstitution of the Water Resources and Waste Supervisory Authority and of the National Waste Observatory.
Further amendments to the Consolidation Act were made by Law 296 of December 27, 2006, (the 2007 Budget Law):

- the Region has been delegated the task of achieving significant cost savings in the management of waste at Optimal Territorial Ambit (OTA) level, with reference to those OTAs that do not ensure differentiated collection of urban waste equal to the following minimum percentages:
  - at least 40% by December 31 2007;
  - at least 50% by December 31 2009;
  - at least 60% by December 31 2011;
- article 229.6 of Decree 152/2006, which allowed FFW (fuel from waste) and HQ FFW (high quality fuel from waste) to benefit from the incentives provided under article 17.1 of Decree 387 of December 29, 2003, has been revoked;
- the government funding and incentives for the promotion of renewable sources can only be granted for the production of electricity from renewable sources as defined in article 2 of EC Directive 2001/77/CE (wind, solar, geothermal, wave, sea current, rainfall, biomass, landfill gas, gas from purification processes and biogas). This directive defines biomass as the biodegradable part of products, waste and residues produced by agriculture (including vegetable and animal substances), forestry and related industries, and the biodegradable part of industrial and urban refuse;

- this is without prejudice to the funding and incentives granted under previous legislation to plants already authorised and effectively under construction, including the conventions adopted by resolution of the Interministerial Price Commission on April 12, 1992 (CIP6) to support similar energy sources;
- the Minister for Economic Development has to redefine in a later decree the amount and duration of the support given to similar non-renewable energy sources used by plants already built and in operation, in compliance with the general principles of the Italian legal system, with a view to reducing the charges borne by electricity prices and eliminate any economic advantages that are not specifically motivated and in line with the EC Directive;
- the right to receive green certificates for the electricity produced by using non-biodegradable components of waste has been eliminated by revoking the provisions of Decree 387/03, which permitted this form of incentive.

Law 244 of December 24, 2007 – Instructions on the preparation of annual and multiannual financial statements for the State (Budget Law 2008) – also introduced significant changes in the system for assigning Green Certificates for the production of electricity in plants fed by renewable sources and in co-combustion plants (for the portion attributable to renewables) only for plants that entered service after December 31, 2007, as a result of new construction, revamping or upgrading.
This law also specified that this is without prejudice to the incentives granted under the previous rules (including CIP6), though it only refers to plants already authorised and entered service. It provides that the procedure for recognition by way of an exception for plants that were authorised but not yet operating and, as a priority, those under construction, has to be completed by the Minister for Economic Development, after hearing the opinion of the competent Parliamentary Commissions, without fail within three months of the date that the law takes effect.
The decree review procedure was interrupted as a consequence of the lack of respect for the times established by the law for the various approvals to be given by the pertinent parliamentary commissions.

As a result, on September 13, 2007 the Council of Ministers approved at first reading the text of a new, single legislative decree containing amendments to the Consolidation Act, which also included the previous amendments-in-progress.

The changes envisaged in the "Unified Amendment" concern in particular:
- the notion of by-product, with the introduction of new conditions that materials deriving from a production cycle have to comply with to be excluded from the waste system and the cancellation of the category of by-products presumed to be removed from the waste system;

- the secondary raw materials for which more restrictive rules have been introduced for the determination of the production waste materials that are excluded from the waste system, with the expectation of new requisites to be respected and the elimination of "secondary raw materials from their origin";
- the rules on Temporary Deposits, raising the period within which it is permitted to store toxic waste, independently of the quantity involved, to three months;
- revocation of the rules contained in the delegation law on the special regime initially reserved for steelmill and metallurgy waste.

The procedure for the definitive approval of the "Unified Amendment" initiated in September 2007 envisages three approvals by the Council of Ministers and the same number of reviews by the pertinent Parliamentary Commissions.

Other waste legislation

In implementation of EC Directive 1999/31/CE on waste landfill dumps, Decree 36 of January 13, 2003 was published with a view to identifying specific norms for the correct disposal of waste, introducing prescriptions, procedures and requisites for landfill dump management. Two of the novelties include the identification of obligations for the manager after closure of the dump during the so-called "post mortem" period (which lasts 30 years) and a new classification of dumps: dumps for inert, non-dangerous and dangerous waste. Decree 36/2003 also identifies fourteen categories of waste that cannot be dumped in landfills, laying down generally that waste materials can only be dumped in landfills after they have been treated (except for inert waste that technically cannot be treated and those for which treatment does not help achieve the aims of the decree and for which treatment is not essential to comply with the legal limits).

Article 1.166, of the Budget Law 2008 extended to December 31, 2008 the deadline for being able to dump the types of waste listed in Decree 36/2003.
IIA dumps and those for inert refuse where asbestos cement can be left are still excluded from the benefit of the extension.

With reference to the use of biological sludge and compost in agriculture, Directive 91/676 (the "Nitrates Directive") limits the maximum load of organic nitrate distributable in agriculture and this was introduced into Italian law by Decree 152/06.

Articles 92 and 112 of Decree 152/06 delegate to the Regions the task of regulating the use in agriculture of the effluents from animal husbandry, as well as that of preparing obligatory plans of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates.

The action plans also identify the periods when it is prohibited to spread any kind of fertiliser on fields.

With DGR no. 5215 of August 2, 2007, the Lombardy Region adopted "the integration with changes to the plan of action for the protection and cleansing of waters from the pollution caused by agricultural nitrates in vulnerable areas".

Article 19 of this DGR established that the agricultural use of biological sludge during the period from November 1 to February 28 should depend on the weather and detailed instructions issued day by day by the Region through suitable farming weather bulletins.

Quantitative data

During the year, the Ecodeco Group disposed of 1,035,876 tonnes of refuse and produced 174 GWh of electricity with its own plants.

Income statement figures

As explained in the chapter entitled "Consolidation policies and procedures", from January 1, 2006 to March 31, 2006, 30% of the Ecodeco Group's result was consolidated according to the equity method, whereas from April 1, 2006, the Ecodeco Group was fully consolidated (line by line) as the rights deriving from the call option held by AEM S.p.A. are considered "potential voting rights" in accordance with IAS 27.

The following are the figures for the of December 31, 2007:

Millions of euro	**01 01 2007** **12 31 2007**	**04 01 2006** **12 31 2006** *Restated*
Revenues from sales and services	149	124
Gross profit from operations	73	45
% of revenues from sales	*49.0%*	*36.3%*
Amortisation, depreciation and provisions	(34)	(22)
Net profit from operations	39	23
% of revenues from sales	*26.2%*	*18.5%*
Capital expenditure	12	13

In the period under consideration, the Waste & Power sector posted revenues of 149 million euro, with a gross profit from operations of 73 million euro, around 49% of revenues.

These revenues include, among other things, 101 million euro from the provision of services involving dump management and waste treatment and disposal, 36 million euro from the sale of electricity and 12 million euro under long-term contracts.

The profit from operations, after depreciation, amortisation and provisions of 34 million euro, came to 39 million euro.

Capital expenditure of 12 million euro mainly relates to building new lots for Group refuse dumps, carrying out work on biodrying/refining plants and on biogas plants, as well as works on other buildings.

Services

The Services Division includes the activities of strategy, governance and control of the industrial operations and the centralised services provided to the operating units.

In addition to the activities carried on in this sector by AEM S.p.A. and by its subsidiaries Aem Service S.r.l. and Delmi S.p.A., the Services Division also includes the AEM Group's portion of the activities relating to the Corporate area of the Edison Group and Transalpina di Energia S.r.l., the parent company of Edison S.p.A..

In particular, the companies or activities included in this segment are:

AEM S.p.A. and its subsidiaries

- **Corporate Division of AEM S.p.A..** It is responsible for business development, strategic planning, control, financial management and coordination of the activities of the AEM Group. It also provides the subsidiaries and some of its associated companies with administrative, financial, legal, personnel management, procurement and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible and as economically as possible. These services are governed by specific service contracts that are stipulated annually. AEM S.p.A. also makes office space and business premises available to Group companies at market rates, along with services related to the use of such facilities.
- **Aem Service S.r.l..** It handles relationships with customers in general on behalf of Group companies as well as third parties, acting as a call centre, performing back and front office functions, measuring consumption and looking after billing.
- **Delmi S.p.A..** This is the company, 51% controlled by AEM S.p.A., which holds 50% of Transalpina di Energia S.r.l., the parent company of Edison S.p.A.. It acts solely as a holding company.

Companies consolidated on a proportional basis

- **Corporate Division of the TdE/Edison Group (Delmi Group).** The results of the TdE/Edison Group's Corporate Division have been proportionally consolidated at 50% and relate to the management supervision and control of the industrial and service activities of Transalpina di Energia S.r.l., held 50% by Delmi S.p.A. and 50% by WGRM Holding 4 S.p.A. (a company of the EDF Group), which in turn controls 60% of Edison S.p.A., and those of Edison S.p.A. itself. It also includes the activities of the investment holding companies and property companies.

Income statement figures

Millions of euro	01 01 2007 12 31 2007	01 01 2006 12 31 2006 *Restated*	Change
Revenues from sales and services	125	120	5
Gross profit from operations	(59)	(58)	(1)
Amortisation, depreciation and provisions	(26)	(27)	1
Net profit from operations	(85)	(85)	-
Capital expenditure	22	19	3

Net profit from operations of the Services sector is negative for 85 million euro, in line with December 31, 2006.

The following table shows the contribution made to this division by AEM S.p.A., its subsidiaries and the companies consolidated on a proportional basis:

Millions of euro	Aem		TdE/Edison		Eliminations		Services	
	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*	01 01 07 12 31 07	01 01 06 12 31 06 *Restated*
Revenues from sales and services	103	98	22	22	-	-	125	120
Gross profit from operations	(24)	(22)	(35)	(36)	-	-	(59)	(58)
Amortisation, depreciation and provisions	(21)	(22)	(5)	(5)	-	-	(26)	(27)
Net profit from operations	(45)	(44)	(40)	(41)	-	-	(85)	(85)
Capital expenditure	20	14	2	5	-	-	22	19

AEM

Gross profit from operations, negative for 24 million euro, is substantially the same as the previous year. Net of amortisation, depreciation and provisions of 21 million euro, net profit

from operations is negative for 45 million euro (negative for 44 million euro at December 31, 2006).
Capital expenditure, 20 million euro, principally concerned work on IT systems and buildings.

TDE/EDISON (DELMI GROUP)

During the year under review the Services Division showed a negative gross result from operations of 35 million euro, in line with the previous year.

Other Activities

These refer exclusively to the activity carried on by the Edison Group through the joint venture International Water Holding BV (IWH), a company that operates internationally in project development and management for water distribution and treatment. These activities contributed 4 million euro to the Group's profit from operations.

Human resources

With the exclusion of companies consolidated on a proportional basis, among which the Delmi Group and Ecodeco Group, although fully consolidated thanks to the potential voting rights, the total number of employees of the AEM Group at December 31, 2007 amounted to 2,503, a 3% decline on the same date of the previous year. The overall reduction of 66 people is the result of the ongoing process of rationalisation of human resources at all levels.

Even though the National Labour Contract for the Gas-Water Industry was renewed in July, increasing labour cost per head by 3.4% as a result, overall labour cost during the year decreased by around 1.4% compared with the previous year.
In 2007, the Group reported a decline in the total number of hours worked as a percentage of the working hours available while the recourse to overtime decreased more significantly, and continued the downward trend in the number of injuries, reaching an all-time low for AEM in terms of the number of injuries, the frequency index and the gravity index.
The trade union procedure for the merger of ASM S.p.A. with AEM S.p.A. was completed in December.

AEM Group employees were involved in various levels of training in 2007 as part of the constant search for excellence in terms of professional skills, performance and results; a total of 32,974 hours' training was given to 5,344 participations.
Various courses were held to update and develop specialised know how on technical and safety matters related to specialist skills or legal obligations (for example, training for the role of RLS (workers' safety representative) and ASPP (protection and prevention services), first aid and fire-fighting for Thermoelectric Production operations personnel and for the Milan Emergency Teams, a fire-fighting refresher course for Hydroelectric Production operations personnel, CEI Rules for Electricity Distribution personnel, Decree 233/03 for Gas Distribution personnel).
At an institutional level, training activities continued for middle management and professionals, with courses on personnel management and the development of individual transversal skills (work-outs on stress and conflict management, etc.) and management skills.

The following table shows the average number of employees of AEM S.p.A. and fully consolidated companies broken down by category and type of contract; the employees of companies consolidated on a proportional basis, such as the Delmi Group and the Ecodeco Group, are therefore not included:

	12 31 2007	12 31 2006
Managers	40	37
Supervisors	123	120
White-collar workers	1,646	1,675
Blue-collar workers	694	737

Personnel breakdown by Group company

AEM S.p.A.	Aem Energia S.p.A.	Aem Elettricità S.p.A.	Aem Gas S.p.A.	Aem Service S.r.l.	Aem Trading S.r.l.	Aem Calore & Servizi S.p.A.	Total
811	60	685	454	257	28	208	2,503

Research and the environment

Unified project for the development of a heat pump for urban district heating

On May 28, 2007, the Mayor of Milan and the Chairman of the AEM Group signed a "*Framework agreement between the Municipality of Milan and Aem for diversification of energy sources in the municipal area through the promotion of district heating*".

This is a protocol of intent, which is consistent with the policies of sustainable development being pursued by the Municipality of Milan through its "Environmental Energy Plan", as well as being in line with AEM Group policy. It promotes a wider use of district heating in order to achieve the objectives of energy savings, lower emissions of greenhouse gases and atmospheric pollution, and health protection.

In particular, the Agreement envisages linking up new users to district heating services for a total of 716 MW thermal, the equivalent of around 350,000 inhabitants and a positive effect in terms of a reduction in polluting emissions estimated at around 35 tons/year of PM_{10}, 300 tons/year of NO_x, 500 tons/year of SO_2 and 250,000 ton/year of CO_2.

The new systems of district heating will be fed by production plants based on innovative energy technologies that have a high level of efficiency and a low impact on the environment, also thanks to their use of renewable energy sources. In particular, they use:

- high yield cogeneration, which permits substantial savings in primary energy (fuel) compared with separate production of the same quantities of energy, with consequent benefits in terms of avoided emissions of CO_2 and local polluters (NO_x, SO_2 and dust);
- large heat pumps (> 10 MWt) that use water taken from the first water-bearing stratum for the heat exchange. The withdrawal of water from the first stratum and its use for energy purposes is included in the plan to offset imbalances in the hydro-geological system. The water-bearing stratum has been rising steadily since the 90s as a result of industries in the north of Milan no longer extracting water, damaging underground infrastructures, especially in the south of Milan, as a result.

The first plant to be built is the Canavese, which entered production in 2007 as far as the integration section is concerned, whereas the cogeneration and heat pump sections are expected to be completed in 2008.
The second location for the installation of a 15 MW heat pump is Famagosta, where there is already a heat accumulation cogeneration plant. The new pump will be installed in 2008.
Other plants about to be built will be for the Santa Giulia, Bovisa and Adriano districts.

Renewables

In the field of renewables, a 10 kW photovoltaic plant and a 300 l/h thermal solar panel system were built, both for the new elementary school in Truccazzano (MI). Projects are currently being developed for the installation of 350 kW photovoltaic plant at the Cassano power station, as well as a 45 kW photovoltaic plant to be installed on the roof of the offices in Corso di Porta Vittoria (MI). In the hydroelectric field, projects are being studied for the recovery of other waterfalls along the Naviglio (both the Naviglio Grande and the Naviglio Pavese) for energy generation, following the example of the Conca Fallata.

Other information

Audit of the financial statements

The separate financial statements at of AEM S.p.A. have been subjected to a full audit by PricewaterhouseCoopers S.p.A. on the basis of a nine-years appointment by the shareholders' meeting.
The shareholders' meeting held on April 26, 2007 appointed PricewaterhouseCoopers S.p.A. to audit the consolidated financial statements of the AEM Group for the years from 2007 to 2015.

The following table summarises the fees paid for Group auditing activities during 2007, split between the main auditors, PWC, and other firms of auditors.

Description - *Thousands of euro*	**Main Auditors PWC**	**Other auditors**
AEM S.p.A.		
Audit of the financial statements	34.7	–
Audit of the consolidated financial statements	13.7	–
Periodic review of the accounting system	8.2	3.0
Limited audit of the half-yearly report	14.6	–
Audit of the separate annual reports for AEEG	–	3.0
Other review and certification activities	43.0	–
Total	**114.2**	**6.0**
Subsidiaries and Joint ventures (1) (2)		
Audit of the financial statements	245.3	–
Audit of the consolidated financial statements	16.0	–
Periodic review of the accounting system	82.6	–
Audit of information sent to shareholders for consolidation, of which:		
– at year-end (full audit)	2.0	–
– at June 30 (limited audit)	99.2	–
Audit of the separate annual reports for AEEG	1.6	–
Other review and certification activities	–	–
Total	**446.7**	**–**
Associates		
Audit of information sent to shareholders for consolidation (3)	–	10.0
Total	**–**	**10.0**
TOTAL AEM GROUP	**560.9**	**16.0**

(1) Joint venture fees considered in proportion to the interests held by AEM S.p.A..
(2) Does not include fees of the Transalpina di Energia/Edison Group.
(3) Fees incurred directly by AEM S.p.A..

Treasury shares

In accordance with article 2428 of the Italian Civil Code, we would point out that at December 31, 2007 AEM S.p.A. holds 30,434,850 treasury shares. At December 31, 2007 the subsidiaries and associates do not hold any shares in the parent company, AEM S.p.A., nor have they made any purchases or sales of such shares during the course of the year. The unit nominal value of these shares is 0.52 euro.

Personal data security code

The Planning Document on Data Security was updated on March 30, 2006 according to the provisions of Decree 196 of June 30, 2003 and subsequent amendments (the "Personal Data Security Code"). A new version will be prepared by March 31, 2008.

Investments held by members of the board of directors and the supervisory board, by general managers and by managers with strategic responsibilities

In accordance with the provisions of article 79 of Consob Regulation no. 11971/1999 and subsequent amendments and integrations, the following table shows the required information for 2007, including those that in the previous year only held these positions for a fraction of the period:

Name	Company	Number of shares held at the end of the previous year	Number of shares bought	Number of shares sold	Number of shares held at the end of the year	How held
Castelli Gianni	AEM S.p.A.	7,150 (1)	-	-	7,150 (1)	Owned
Managers with strategic responsibilities	AEM S.p.A.	1,000 (1)	-	-	1,000 (1)	Owned

(1) Held indirectly through spouse (not legally separated).

* * *

The report on the implementation of codes of conduct promoted by regulated market management companies and by trade associations of operators, including subsequent compliance of the obligations that these codes entail (pursuant to article 124-*bis* of Decree 58/1998, as subsequently amended, and art. 89-*bis* of the Regulation adopted by CONSOB resolution no. 11971/1999, as subsequently amended) will be published in the Corporate Governance section of A2A's website www.a2a.eu and made available at the head office at least 15 days prior to the AGM that will be called to decide on the distribution of earnings pursuant to article 2364-*bis* of the Italian Civil Code. This same report will also contain the information required by article 123-*bis* of Decree 58/1998, as subsequently amended.

Breakdown by activities and common services

Attachment 1 – Balance sheet – Resolution no. 310/01

Attachment 1 *Amounts in euro*	**Electricity production**	**Miscellaneous activities**	
ASSETS			
Non-current assets			
Property, plant and equipment	733,933,183		
Intangible assets	710,791		
Investments			
Other non-current financial assets			
Non-current derivatives			
Deferred tax assets			
Other non-current assets	24,318		
Total non-current assets	**734,668,292**		
Current assets			
Inventories	679,705	114,614	
Trade receivables	31,086,143	26,939,424	
Other current assets	4,227,783	139,330	
Current financial assets			
Current tax assets			
Cash and cash equivalents	16,482	(2,582)	
Total current assets	**36,010,113**	**27,190,786**	
Non-current assets held for sale			
TOTAL ASSETS	**770,678,405**	**27,190,786**	
EQUITY AND LIABILITIES			
EQUITY			
Share capital			
(Treasury shares)			
Reserves			
Net profit for the year			
Total equity			
LIABILITIES			
Non-current liabilities			
Financial liabilities - non-current portion			
Non-current derivatives			
Deferred tax liabilities			
Employee benefits	9,377,096		
Provisions for risks and charges	13,568,870		
Other non-current liabilities	893		
Total non-current liabilities	**22,946,859**		
Current liabilities			
Trade payables	42,592,886	26,099,751	
Other current liabilities	10,096,255	22,972	
Financial liabilities - current portion			
Tax liabilities			
Total current liabilities	**52,689,141**	**26,122,723**	
Total liabilities	**75,636,000**	**26,122,723**	
Liabilities associated with non-current assets held for sale			
TOTAL EQUITY AND LIABILITIES	**75,636,000**	**26,122,723**	

	Shared operating functions	Common services	Total	PNA	Eliminations	Total
		130,857,219	864,790,403			864,790,403
		18,427,411	19,138,202			19,138,202
				2,986,805,891		2,986,805,891
				516,301,261		516,301,261
		24,974,810	24,974,810			24,974,810
		60,190,834	60,190,834			60,190,834
		230,308	254,626			254,626
		234,680,583	**969,348,875**	**3,503,107,152**		**4,472,456,027**
			794,319			794,319
		48,348,653	106,374,220		(15,099,245)	91,274,975
		15,614,323	19,981,436			19,981,436
				134,360,868		134,360,868
		18,021,467	18,021,467			18,021,467
		26,651,686	26,665,586			26,665,586
		108,636,128	**171,837,027**	**134,360,868**	**(15,099,245)**	**291,098,651**
		343,316,711	**1,141,185,902**	**3,637,468,020**	**(15,099,245)**	**4,763,554,678**
				936,024,648		936,024,648
				(63,533,212)		(63,533,212)
				1,366,509,454		1,366,509,454
				85,699,195		85,699,195
				2,324,700,085		**2,324,700,085**
				1,517,821,330		1,517,821,330
				198,300		198,300
		74,039,386	74,039,386			74,039,386
		90,922,954	100,300,050			100,300,050
		67,949,735	81,518,605			81,518,605
			893			893
		232,912,074	**255,858,933**	**1,518,019,630**		**1,773,878,564**
		58,267,431	126,960,067		(15,099,245)	111,860,823
		76,692,721	86,811,949			86,811,949
				466,303,257		466,303,257
		134,960,152	**213,772,016**	**466,303,257**	**(15,099,245)**	**664,976,029**
		367,872,226	**469,630,949**	**1,984,322,887**	**(15,099,245)**	**2,438,854,593**
		367,872,226	**469,630,949**	**4,309,022,972**	**(15,099,245)**	**4,763,554,678**

Attachment 1 – Income statement – Resolution no. 310/01

Attachment 1 *Amounts in euro*	Electricity production	Miscellaneous activities	
Revenues			
Revenues from the sale of goods and services	236,692,628	28,148,323	
Other operating income	1,500,837	156,414	
Total revenues	**238,193,466**	**28,304,737**	
Operating costs			
Cost of raw materials, finished products and services	44,357,413	28,373,096	
Other operating costs	16,648,547	221,103	
Total operating costs	**61,005,960**	**28,594,199**	
Labour costs	**17,246,904**		
GROSS PROFIT FROM OPERATIONS	**159,940,602**	**(289,462)**	
Amortisation, depreciation, provisions and writedowns	**54,811,476**		
NET PROFIT FROM OPERATIONS	**105,129,126**	**(289,462)**	
Financial costs			
Financial income			
Financial charges			
Total financial costs			
Other non-operating profits			
Other non-operating costs			
PROFIT BEFORE TAX	**105,129,126**	**(289,462)**	
Income tax expense			
NET PROFIT OF ONGOING OPERATIONS NET OF TAX	**105,129,126**	**(289,462)**	
Net result from non-current assets held for sale			
NET PROFIT	**105,129,126**	**(289,462)**	

	Shared operating functions	Common services	Total	PNA	Eliminations	Total
		75,641,441	340,482,392		(15,101,136)	325,381,256
		7,282,274	8,939,526		(6,299)	8,933,227
		82,923,715	**349,421,918**		**(15,107,435)**	**334,314,483**
		69,812,095	142,542,604		(15,101,136)	127,441,467
		8,475,973	25,345,623		(6,299)	25,339,324
		78,288,068	**167,888,226**		**(15,107,435)**	**152,780,791**
		34,607,843	**51,854,746**			**51,854,746**
		(29,972,197)	**129,678,946**			**129,678,946**
		19,552,471	**74,363,948**			**74,363,948**
		(49,524,668)	**55,314,998**			**55,314,998**
				124,265,612		124,265,612
				90,496,041		90,496,041
				33,769,571		**33,769,571**
				(3,273,501)		**(3,273,501)**
		(49,524,668)	**55,314,998**	**30,496,070**		**85,811,068**
				1,332,024		**1,332,024**
		(49,524,668)	**55,314,998**	**29,164,046**		**84,479,044**
				1,220,151		**1,220,151**
		(49,524,668)	**55,314,998**	**30,384,197**		**85,699,195**

From January 1, 2006 the financial statements of AEM S.p.A. are prepared in accordance with international accounting standards (IAS/IFRS), as foreseen by European Regulation 1606 of July 19, 2002 and article 9 of Decree 38/2005; it was therefore thought best to prepare Attachment 1 in the same format as the balance sheet and income statement which the Company is obliged to present.

Attachment 1 of AEM S.p.A. is broken down into the following activities:

- "Electricity generation", which includes the management of power generation plants and the design of production plants;
- "Miscellaneous activities", which includes the Agreement for the Municipality of Milan's public illumination and traffic light systems;
- "Common Services", which include the accounts that refer to the following head office departments: Chairman's Office, Internal Auditing, Planning & Control, Finance & Administration and General Affairs.

The services made available by the Head Office Departments to AEM Group companies and the Production Division of AEM S.p.A. are provided on the basis of service (and rental) contracts and charged on the basis of the following criteria:

- **Fixed tariff charges:** these involve the services that are regulated by Service Level Agreements (such as IT or telecommunications, security, logistics, etc.), where the tariff is based on the full cost of each service, identified by means of a computerized cost reallocation system;
- **Charges split on the basis of drivers:** these refer to services offered generally to all group companies and divisions of AEM S.p.A.. Their full cost is obtained in a similar fashion to the previous point and then reallocated on the basis of suitable drivers;
- **Dedicated cost charges:** these concern services that are provided to an individual company or division. The costs are allocated directly.

Part of the Head Office costs are not charged to group companies as they refer to typical holding company activities. For this reason, they are not in turn reallocated to the activities of AEM S.p.A. (Electricity Generation and Other Activities), with the result that the balance on the "Total Common Services" column does not go to zero.

AEM S.p.A.

Registered office

Corso di Porta Vittoria, 4

20122 Milan - Italy

Share capital: Euro 936.024.648 (fully paid in)

Fiscal code, VAT, Milan Companies Register no. 11957540153

Company secretariat

Corso di Porta Vittoria, 4

20122 Milan - Italy

Tel. 02 7720.3268

Marketing Communication and Public Relations

Corso di Porta Vittoria, 4

20122 Milan - Italy

Tel. 02 7720.3452

Investor relations

Corso di Porta Vittoria, 4

20122 Milan - Italy

Tel. 02 7720.3879

www.a2a.eu

info@a2a.eu

Layout and Graphics

inarea

Project's coordinators

Ap&b - Milan www.apebmilano.it

Printing

Bowne International - Milan

AEM SPA

corso di Porta Vittoria 4 - 20122 Milan
www.a2a.eu

END